As filed with the Securities and Exchange Commission on September 2, 2011
Registration No. 333-175188

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
CAPELLA HEALTHCARE, INC.
(Exact name of registrants as specified in their charters)

Delaware	8062	20-2767829
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)
SEE TABLE OF ADDITIONAL REGISTRANTS
501 Corporate Centre Drive, Suite 200
Franklin, Tennessee 37067
(615) 764-3000
(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)
Daniel S. Slipkovich
Chief Executive Officer
Capella Healthcare, Inc.
501 Corporate Centre Drive, Suite 200
Franklin, Tennessee 37067
(615) 764-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:
J. Chase Cole, Esq.
David C. Head, Esq.
Waller Lansden Dortch & Davis, LLP
511 Union Street, Suite 2700
Nashville, Tennessee 37219
(615) 244-6380
     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)
     If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
          Exchange Act Rule 13e-4(i)(Cross-Border Issuer Tender Offer) ☐
          Exchange Act Rule 14d-1(d)(Cross-Border Third-Party Tender Offer) ☐
     The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS

		Primary
	State or Other	Standard	I.R.S.
	Jurisdiction of	Industrial	Employer
	Incorporation	Classification	Identification
Name, Address and Telephone Number (1)	or Organization	Code Number	Number
Capella Holdings of Oklahoma, LLC	Delaware	8062	20-8308250
Capital Medical Center Holdings, LLC	Delaware	8062	14-1936331
Capital Medical Center Partner, LLC	Delaware	8062	62-1805349
CMCH Holdings LLC	Delaware	8062	26-4088312
Columbia Medical Group — South Pittsburg, Inc.	Tennessee	8062	62-1639105
Columbia Olympia Management, Inc.	Delaware	8062	62-1690140
Cullman County Medical Clinic, Inc.	Alabama	8062	63-1138503
Cullman Hospital Corporation	Alabama	8062	63-1157234
Cullman Surgery Venture Corp.	Delaware	8062	74-3042199
Farmington Clinic Company, LLC	Missouri	8062	20-4795191
Farmington Heart & Vascular Center, LLC	Delaware	8062	27-0888641
Farmington Hospital Corporation	Missouri	8062	20-4795037
Farmington Missouri Hospital Company, LLC	Missouri	8062	20-4795132
Grandview Physician Group, LLC	Tennessee	8062	32-0142836
Hartselle Physicians, Inc.	Alabama	8062	63-1173620
Jacksonville Medical Professional Services, LLC	Delaware	8062	20-5957808
Jacksonville Surgical and Medical Affiliates, LLC	Delaware	8062	26-3311350
Lawton Holdings, LLC	Delaware	8062	26-4088357
Lawton Surgery Investment Company, LLC	Delaware	8062	45-2261683
Mineral Area Pharmacy and Durable Medical Equipment, LLC	Missouri	8062	20-4890756
Muskogee Holdings, LLC	Delaware	8062	20-4088158
Muskogee Medical and Surgical Associates, LLC	Delaware	8062	26-4445694
Muskogee Physician Group, LLC	Delaware	8062	20-8493666
Muskogee Regional Medical Center, LLC	Delaware	8062	20-8308340
National Healthcare of Decatur Inc.	Delaware	8062	63-0928790
National Healthcare of Hartselle, Inc.	Delaware	8062	63-0928787
National Park Cardiology Services, LLC	Delaware	8062	26-4446655
National Park Family Care, LLC	Delaware	8062	27-4035448
National Park Physician Services, LLC	Delaware	8062	62-1762445
NPMC Holdings, LLC	Delaware	8062	26-4088237
NPMC, Home Health, LLC	Delaware	8062	20-8449844
NPMC, LLC	Delaware	8062	20-4599508

		Primary
	State or Other	Standard	I.R.S.
	Jurisdiction of	Industrial	Employer
	Incorporation	Classification	Identification
Name, Address and Telephone Number (1)	or Organization	Code Number	Number
Oregon Healthcorp, LLC	Delaware	8062	62-1769632
Parkway Medical Clinic, Inc.	Alabama	8062	63-1138502
QHG of Jacksonville, Inc.	Alabama	8062	62-1637909
River Park Hospital, Inc.	Tennessee	8062	62-0811451
River Park Hospitalists, LLC	Tennessee	8062	03-0557520
River Park Physician Group, LLC	Delaware	8062	26-3798779
Russellville Holdings, LLC	Delaware	8062	62-1771866
Sequatchie Valley Urology, LLC	Tennessee	8062	32-0142834
Southwestern Emergency Department Physician Services, LLC	Oklahoma	8062	13-4229397
Southwestern Medical Center, LLC	Delaware	8062	62-1757662
Southwestern Neurosurgery Physicians, LLC	Oklahoma	8062	20-1084297
Southwestern Physician Services, LLC	Oklahoma	8062	57-1141094
Southwestern Radiology Affiliates, LLC	Delaware	8062	27-3256164
Southwestern Surgical Affiliates LLC	Delaware	8062	26-3311227
SP Acquisition Corp.	Tennessee	8062	62-1321262
Sparta Hospital Corporation	Tennessee	8062	62-1587742
St. Mary’s Holdings, LLC	Delaware	8062	26-4088270
St. Mary’s Physician Services, LLC	Delaware	8062	62-1769626
St. Mary’s Real Property, LLC	Delaware	8062	62-1762460
Western Washington Healthcare, LLC	Washington	8062	20-1275656
Willamette Valley Clinics, LLC	Delaware	8062	62-1766695
Willamette Valley Medical Center, LLC	Delaware	8062	62-1762552
WPC Holdco, LLC	Delaware	8062	62-1839545

(1)	The address of each additional registrant’s principal executive office is c/o Capella Healthcare, Inc., 501 Corporate Centre Drive, Suite 200, Franklin, Tennessee 37067. The telephone number of each additional registrant is (615) 764-3000.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 2, 2011
PROSPECTUS
Capella Healthcare, Inc.
Offer to Exchange
up to $500,000,000 9 1/4% Senior Notes due 2017
for up to $500,000,000 9 1/4% Senior Notes due 2017
that have been registered under the Securities Act of 1933
          We are offering to exchange up to $500,000,000 aggregate principal amount of our 9 1/4% Senior Notes due 2017 and the related guarantees that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the “exchange notes,” for our currently outstanding 9 1/4% Senior Notes due 2017 and the related guarantees that have not been registered under the Securities Act, or the “outstanding notes.” We sometimes refer to the outstanding notes and the exchange notes collectively as the “notes.”
Terms of the exchange notes offered in the exchange offer:
•	The terms of the exchange notes are substantially identical to the terms of the outstanding notes, except that the exchange notes have been registered under the Securities Act and will not contain restrictions on transfer or any registration rights.

•	The exchange notes will represent the same debt as the outstanding notes, and we will issue the exchange notes under the same indenture.
Terms of the exchange offer:
•	All outstanding notes that you validly tender and do not validly withdraw before the exchange offer expires will be exchanged for an equal principal amount of the exchange notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2011, unless extended.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration date of the exchange offer.

•	The exchange of exchange notes for outstanding notes will not be a taxable event for U.S. federal income tax purposes. Please read the discussion under the caption “Certain Material U.S. Federal Income Tax Considerations” for more information.

•	We will not receive any proceeds from the exchange offer.

•	We issued the outstanding notes in a transaction not requiring registration under the Securities Act, and as a result, their transfer is restricted. We are making the exchange offer to satisfy the registration rights of holders of the outstanding notes.
          There is no established trading market for the exchange notes or the outstanding notes, and we do not intend to apply for listing of the exchange notes on any securities exchange.
          Any broker-dealer who holds outstanding notes that were acquired for its own account as a result of market-making activities or other trading activities (other than outstanding notes acquired directly from us) may exchange such outstanding notes pursuant to this exchange offer; however, such broker-dealer may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes received by such broker-dealer in the exchange offer, which prospectus delivery requirements may be satisfied by the delivery by such broker-dealer of a copy of this prospectus. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days from the date on which the exchange offer registration statement is declared , we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”
          You should carefully consider the Risk Factors beginning on page 19 of this prospectus before participating in the exchange offer.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is      , 2011

          You should rely only on the information contained in this prospectus and the accompanying letter of transmittal. We have not authorized any person to provide you with any information or represent anything about us or this exchange offer that is not contained or specifically referred to in this prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer to sell these exchange notes in any jurisdiction where an offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.
INDUSTRY AND MARKET DATA
     Market and industry data used throughout this prospectus, including information relating to our market position and population data, consists of good faith estimates based on data and reports compiled by industry professional organizations, such as Centers for Medicare & Medicaid Services (“CMS”) and the American Hospital Association (“AHA”) who may also rely on other third-party sources for their information, as well as the U.S. Census Bureau and on our management’s knowledge of our business and markets. We refer herein to our primary service areas (each, a “PSA”), which are generally determined by aggregating our inpatient admissions data to identify the zip codes in which 75% of our patients reside.

PROSPECTUS SUMMARY
     This prospectus summary highlights significant aspects of our business and this exchange offer, but it is not complete and does not contain all of the information that you should consider before deciding whether to exchange your outstanding notes for exchange notes. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making a decision to participate in this exchange offer. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”
     Unless otherwise noted, the term “Capella” refers to Capella Healthcare, Inc. and the terms the “Company,” “we,” “us” and “our” refer to Capella and its consolidated subsidiaries.
Our Company
     We are a provider of general and specialized acute care, outpatient and other medically necessary services in our primarily non-urban communities. We provide these services through a portfolio of acute care hospitals and complementary outpatient facilities and clinics. As of June 30, 2011, we operated 13 acute care hospitals (12 of which we own and one of which we lease pursuant to a long-term lease) comprised of 1,745 licensed beds in Arkansas, Alabama, Missouri, Oklahoma, Oregon, Tennessee and Washington. We are focused on enabling our facilities to maximize their potential to deliver high quality care in a patient-friendly environment. We invest our financial and operational resources to establish and support services that meet the needs of our communities. We seek to achieve our objectives by (i) providing exceptional quality care to our patients, (ii) establishing strong local management teams, physician leadership groups and hospital boards, (iii) developing deep physician and employee relationships and (iv) working closely with our communities.
     Our hospitals offer a broad range of general acute care services, including, for example, internal medicine, general surgery, cardiology, oncology, orthopedics, women’s services, neurology and emergency services. In addition, our facilities also offer other specialized and ancillary services, including, for example, psychiatric, diagnostic, rehabilitation, home health and outpatient surgery.
     Capella was formed in April 2005 by four former executives of Province Healthcare Company, formerly a publicly-traded operator of non-urban acute care hospitals (“Province Healthcare”), with the support of a significant equity commitment by certain investment funds affiliated with GTCR Golder Rauner II, L.L.C. (collectively with GTCR Golder Rauner, L.L.C. and certain other affiliated entities, referred to as “GTCR”). Since 2005, we have completed three significant acquisitions resulting in our current operation of 13 acute care hospitals and have added multiple ancillary outpatient centers and clinics. See “Business — Company Overview.”
     For the six months ended June 30, 2011, we generated net revenue and adjusted EBITDA of $422.2 million and $50.5 million, respectively. For the year ended December 31, 2010, we generated net revenue and adjusted EBITDA of $869.5 million and $95.7 million, respectively. For the year ended December 31, 2009, our first full calendar year of operations of all 13 current hospitals, we generated net revenue and adjusted EBITDA of $813.9 million and $95.7 million, respectively. For the three-year period ended December 31, 2010, our compounded annual net revenue and adjusted EBITDA growth were 11.3% and 8.0%, respectively. See page 16 within the subheading entitled “—Summary Historical Consolidated Financial and Operating Data” for a discussion and reconciliation of adjusted EBITDA.
Our Industry
     The U.S. healthcare industry is large and growing. According to CMS, total annual U.S. healthcare expenditures grew 4.0% in 2009 to $2.5 trillion, representing 17.6% of the U.S. gross domestic product. CMS projects total U.S. healthcare spending to grow by an average annual growth rate of 6.1% from 2009 through 2019.
     According to the AHA, in 2009 there were approximately 5,000 inpatient hospitals in the United States. The U.S. hospital industry is broadly defined to include acute care, rehabilitation and psychiatric facilities that are either public (government owned and operated), not-for-profit (private, religious or secular) or for-profit institutions (investor owned). Ownership of hospitals is dominated by not-for-profit hospitals, which, in 2009, controlled 58% of the market, followed by state and local governments with 26% and for-profit hospitals with 16%.
     We believe well-capitalized and operations-focused providers of healthcare services will benefit from the current industry trends, some of which include:
     Demographics and Disease Trends. According to the U.S. Census Bureau, the demographic age group of persons aged 65 and over is expected to experience compounded annual growth of 3.0% over the next 20 years, and constitute 19.3% of the total U.S. population by 2030. CMS projects continued increases in hospital services based on the aging of the U.S. population, advances in medical procedures, expansion of health coverage, increasing consumer demand for expanded medical services and increased prevalence of chronic conditions such as diabetes, heart disease and obesity. We believe these factors will continue to drive increased utilization of healthcare services and the need for comprehensive, integrated hospital networks that can provide a wide array of essential and sophisticated healthcare.
     Quality-Driven Reimbursement. We believe the U.S. healthcare system is continuing to evolve in ways that favor large-scale, comprehensive and integrated providers that provide high levels of quality care. Specifically, we believe there are a number of initiatives that will continue to gain importance in the foreseeable future, including introduction of value-based payment methodologies tied to performance, quality and coordination of care, implementation of integrated electronic health records and information, and an increasing ability for patients and consumers to make choices about all aspects of healthcare. We have developed key processes and infrastructure that we believe enable us to meet or exceed the current established quality guidelines. We plan to continue to invest in quality initiatives and technology in order to meet the quality demands of our payors in the future. Based on our compliance with reporting requirements, we received full market basket reimbursement rates from Medicare in all of our facilities in 2009 and 2010.
     Specialized Services. We believe patients are gaining increased access to medical information and statistics and, as a result, are better informed when seeking specialized care and treatment alternatives. We believe facilities that provide specialized patient care in areas such as cardiology, oncology, orthopedics, women’s services and neurology, among others, will benefit from the increased demand for these services. We continually assess our markets and engage community and hospital leadership to develop specialized services to meet the demands of our patients. Examples of the services we developed, enhanced and/or expanded over the past several years include, among others, cardiology, oncology, orthopedic, neurology, behavioral health and women’s services programs.
     Consolidation. As a result of the recent economic pressures, we believe a large number of public and not-for-profit operators have been affected dramatically and are experiencing financial challenges. For-profit hospital operators with strong management and access to capital are well-positioned to act as strategic acquirers or partners to assist these financially challenged operators in achieving their long-term objectives of providing high quality, cost-effective care to the communities they serve. Our management team has a demonstrated track record of successfully identifying, acquiring and integrating facilities that meet our disciplined acquisition criteria. In addition, our management team maintains significant experience converting public and not-for-profit facilities to for-profit status. We believe some of the key elements in converting a hospital from not-for-profit status to for-profit status involves engaging local community leaders and committing to continued support of the hospital’s mission. Each of our hospitals has a Board of Trustees, which is comprised of physicians and local community leaders, as well as the hospital Chief Executive Officer (“CEO”). In addition, we support community programs and charitable organizations in our communities both financially and with volunteer time.
     Healthcare Reform. The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “Affordable Care Act”) were signed into law on March 23, 2010 and March 30, 2010, respectively. The Affordable Care Act dramatically alters the United States healthcare system and is intended to decrease the number of uninsured Americans and reduce the overall cost of healthcare. The Affordable Care Act attempts to achieve these goals by, among other things, requiring most Americans to obtain health insurance, expanding Medicare and Medicaid eligibility, reducing Medicare and Medicaid payments, including disproportionate share hospital (“DSH”) payments, expanding the Medicare program’s use of value-based purchasing programs and tying hospital payments to the satisfaction of certain quality criteria. We believe, as a result of our physician alignment strategies as well as our continued focus on providing high quality, cost-effective healthcare, that we are well-positioned to capitalize on the opportunities and face the challenges that are likely to arise as a result of the enactment of the Affordable Care Act. As the legislation will be implemented over the next several years, the extent of the impact on our business from expected increased patient volumes, an increased number of insured patients, reimbursement cuts and other program changes cannot be determined at this time.
Our Competitive Strengths
     We believe the significant factors allowing us to implement our mission and business strategies successfully include the following:
•	Commitment to Delivery of Patient Care Excellence. We believe providing patient care excellence is critical to attracting patients, physicians, medical staff and employees to our facilities. In addition, providing high quality patient care is increasingly vital to achieving our operating and financial success, including receiving full reimbursement from governmental and commercial insurance payors. As a result, we have implemented several management and operating initiatives aimed at continuously monitoring and improving our quality of care. We believe several factors contribute to providing patient care excellence, including leadership and accountability at all levels of our organization, aligning ourselves with quality physicians and clinical staff, as well as providing a clinical environment that is satisfactory to our patients, physicians and employees. To support these initiatives, each of our hospitals has a Chief Quality Officer (“CQO”) who is responsible for implementing and monitoring our quality training and operating programs. In addition, we have Boards of Trustees and Local Physician Leadership Groups (“LPLGs”) at each of our facilities, a Physician Advisory Group (“PAG”), a National Physician Leadership Group (“NPLG”) and several on-line training tools, which are focused on delivering patient care excellence, clinical best practices and results in our hospitals. In January 2011, we added a Chief Medical Officer (“CMO”) to our senior management team to assume leadership responsibility for facilitating the work of our NPLG, ensuring that physician leaders across the Company are continuously involved in shaping our vision and future strategies. The CMO is also responsible for providing leadership for our affiliated hospitals’ quality and service excellence initiatives as well as for on-going communication with medical staff members. Furthermore, we strive continually to improve physician and employee satisfaction, which we believe is critical to delivering quality patient care. Our satisfaction review program is instrumental in identifying ways to improve quality of care in each of our facilities. Some of the results of our efforts include:
•	accreditation of all of our hospitals, including 12 by The Joint Commission and one by the American Osteopathic Association;

•	in spring of 2011, The Joint Commission recognized eight of our hospitals for significant improvement and/or consistent high performance in various elements of the core measures and invited them to participate in the pilot-testing of Solutions Exchange, a program to help other hospitals throughout the nation;

•	Parkway Medical Center was ranked in the top 1% of all U.S. hospitals by Data Advantage Hospital Value Index (“HVI”) and was recognized as a center of excellence in bariatric surgery in 2010;

•	Capital Medical Center received a #1 ranking in the state of Washington by HealthGrades for its orthopedic program in 2010 and a Best in Country, Top 10 in the state of Washington by HealthGrades for general surgery in 2011;

•	Southwestern Medical Center was the first hospital in southwest Oklahoma to receive certification from The Joint Commission for its stroke program and, in 2011, earned its fifth consecutive accreditation from the Commission on Accreditation of Rehabilitation Facilities;

•	Muskogee Regional Medical Center earned accreditation from the Oklahoma State Medical Association as a sponsor of Continuing Medical Education in 2010 and earned Quality Respiratory Care Recognition from the American Association for Respiratory Care in 2010 and 2011;

•	Willamette Valley Medical Center was named a “Best Value in the State of Oregon” for 2009 and 2010 by the Press Ganey Hospital Value Index;

•	River Park Hospital earned its third consecutive national Chest Pain Center accreditation in 2010 from the Society of Chest Pain Centers;

•	Mineral Area Regional Medical Center was named a 2011 “Excellence through Insight” award recipient in the category of “Overall Physician Satisfaction” by HealthStream Research;

•	National Park Medical Center was named to HomeCare Elite in 2010, which is the top 5% of high performance home health agencies in the U.S.; and

•	improved physician and employee satisfaction scores in 2010, as measured by HealthStream, an independent, third-party, nationally-recognized survey administrator.

•	Diversified Portfolio of Assets with Strong Market Positions in Attractive Communities. We maintain the top market position in six, the second position in six and the third position in one of our markets based on inpatient admissions in our PSAs. We diversified our asset base by entering new geographic markets through successful acquisitions. Our top three states, Arkansas, Oklahoma and Oregon, which contain five of our hospitals, accounted for 25.6%, 21.7% and 12.7% of our 2010 net revenue, respectively, and 25.6%, 21.0% and 12.7% of our net revenue, respectively, for the six month period ended June 30, 2011.

•	Strategic Physician Recruitment and Retention. We have been successful in implementing our strategic physician recruitment and retention plan. In the summer of 2008, we commissioned an independent consulting group to perform a market needs analysis with a focus on the unserved medical needs of the community. From that analysis, we developed a strategic recruitment plan to meet each of our market’s healthcare needs. Executing that plan, we recruited 61 physicians in 2008; 72 in 2009; and 68 in 2010. During 2010, 42.6% were specialists in areas such as general surgery, cardiology, women’s services and, orthopedics. The remainder were primary care physicians, including hospitalists and physicians practicing in areas such as family medicine, internal medicine and pediatrics.

•	Proven Ability to Instill Operational Excellence in Acquired Facilities. We have acquired and integrated 14 hospitals successfully since our inception in 2005. Once we acquire a facility, we implement a customized strategic plan focused on leadership, quality, physician engagement and recruitment, capital investment, cost initiatives and enhancing key services. We believe our ability to increase revenue, operating margins and cash flow at acquired facilities is the direct result of our disciplined approach to expanding and improving key services, recruiting physicians to provide these services, streamlining costs, enhancing relationships with our physicians and employees and implementing a targeted capital investment program. In addition, our senior management team has an average of more than 28 years of experience in hospital operations, with three members of our senior management team having been either a hospital CEO or Chief Financial Officer (“CFO”).

•	Strategic Capital Investments Resulting in Well Capitalized Facilities. We have not been required to make significant capital investments renovating or repairing our facilities because the hospitals we acquired typically have been capitalized and maintained well by their previous owners. For example, Willamette Valley Medical Center completed an approximately $37 million renovation and expansion project in November 2007 (we acquired it in March 2008) and Muskogee Regional Medical Center was in the process of completing an approximately $31 million renovation and expansion project in April 2007 when we entered into a long-term lease for that facility. Although we monitored the project’s completion, the lessor bore the cost of renovation and expansion. We have invested in targeted growth initiatives, primarily focused on new and enhanced services. We have invested a total of approximately $68.0 million in our facilities over the three-year period ended December 31, 2010. Major projects funded by us include (i) approximately $9 million in renovations and expansions to operating rooms, the intensive care unit and the cancer center at Southwestern Medical Center that were completed in 2008; (ii) aggregate of approximately $5.2 million for the purchase of a linear accelerator and medical oncology and radiation therapy renovations at Capital Medical Center that were also completed in 2008; and (iii) approximately $3.4 million for Novalis Tx radiation oncology equipment at Muskogee Regional Medical Center in 2010. We believe that our continued commitment to invest in our communities and facilities will further strengthen our quality of care and our ability to recruit and retain leading physicians and healthcare professionals.

•	Experienced Senior Management and Leadership Teams. Our senior management team has an average of more than 28 years of experience in the healthcare industry with a proven record of achieving strong operating results while operating with significant leverage. The senior management team is highly respected in the hospital industry, has significant experience in acquiring, improving and managing hospitals and has demonstrated its ability to integrate hospitals effectively without reducing its focus on existing operations. In addition, the average experience of our current hospital CEOs is approximately 25 years.
Our Business Strategy
     The key elements of our business strategy are:
•	Enhancing Quality of Care and Service Excellence. We place significant emphasis on consistently providing high quality patient care and service excellence. We seek to achieve this by continuously enhancing our programs and protocols through targeted investments in our employees, physicians, systems and strategic growth initiatives. We believe value based purchasing initiatives of both governmental and private payors, such as linking payment for healthcare services to performance on objective quality measures, will increasingly become key drivers of financial performance. Examples of these initiatives include denying payment for avoidable hospital re-admissions and bundling payments for acute care services with physician or post-acute services. We believe our continued strategic investments to improve patient care excellence will prepare us to face the challenges and capitalize on the opportunities relating to the ever-changing, pay-for-performance environment. Some of our strategic initiatives in quality and service excellence include:
•	Emergency Rooms. Recently, we embarked on a multi-year strategy to enhance quality and improve operating efficiencies in our emergency rooms. This strategy involves implementing process improvement initiatives such as Lean for Healthcare techniques, which are designed to improve patient experiences through more efficient utilization of resources. As a result of this initiative, several members of our corporate and hospital staff have received Lean for Healthcare certifications. We also are making a significant investment in a leading emergency department information system, which is comprised of several modules that offer comprehensive patient management tools. The program provides appropriate and consistent guidelines for patient care excellence helping to ensure that proper screening, evaluation and treatment is performed.

•	Local Physician Leadership Groups, or LPLGs. Our LPLGs are comprised of four to five physician leaders and our hospital CEO in each of our markets. The groups (i) provide ongoing dialogue with hospital administration; (ii) help develop key strategic initiatives for the hospital; and (iii) promote patient care excellence.

•	Physician Advisory Group, or PAG. Our PAG is comprised of physician leaders across the Company. The group (i) provides clinical review and guidance related to information system design, build-out and workflow; (ii) advises us on physician communication and education; and (iii) identify opportunities where technology can be used to improve clinical processes and outcomes.

•	National Physician Leadership Group, or NPLG. Our NPLG is comprised of one member of each LPLG and Capella senior management. The group (i) receives updates on Capella corporate strategy and vision; (ii) discusses quality of care issues and goals; (iii) promotes networking among Capella-affiliated physicians; (iv) offers advice on special projects where front line physician input is critical; and (v) allows members of the medical staff to have direct communication with members of Capella senior management.

•	Chief Medical Officer. Our CMO is responsible for facilitating the work of our NPLG, ensuring that physician leaders from across the Company are continuously involved in shaping our vision and future strategies. The CMO is also responsible for providing leadership for our affiliated hospitals’ quality and service excellence initiatives as well as for on-going communication with medical staff members.

•	Training and Education. We provide the Capella Learning Center, a customized on-line learning center comprised of approximately 3,000 clinically based courses to all our staff. Our corporate CQO develops and implements a work plan for each of the hospitals based upon their specific needs. The hospital CQO and Chief Nursing Officer (“CNO”), in turn, develop individual educational work plans for each staff member at their facility. Usage of the Capella Learning Center is monitored by the corporate CQO and is reported to Capella senior management. We work with an independent consulting group to provide training in the areas of improving patient care processes as well as employee, physician and patient satisfaction. We believe this is a critical element in emphasizing our philosophy that, if our employees and physicians enjoy where they work and are intellectually stimulated, they will improve the quality care our patients receive. We will continue to survey our physicians and our employees on an annual basis to identify objectives for quality and satisfaction improvement.

•	Compensation. We base the incentive compensation for our hospital administrative teams in significant part on achieving key individual and facility quality and service metrics such as performance on patient satisfaction surveys and other core measurements.
•	Continued Physician Engagement and Alignment Initiatives. Our ability to meet the medical care needs of our communities and enhance and expand our services is highly dependent on our physician engagement strategies. We have a comprehensive recruiting program that is directed at the local level by our hospital CEOs and Boards of Trustees. We supplement our local teams with several third-party recruiting firms to assist us in identifying candidates that match the profile of our physician needs. We maintain a flexible approach to aligning our goals with our physician partners, including our willingness to recruit physicians through multi-year employment and/or income guarantee arrangements and to enter into joint venture and other collaborative arrangements. We added a CMO to our senior management team to assume leadership responsibility for facilitating the work of our NPLG, ensuring that physician leaders across the Company are continuously involved in shaping the Company’s vision and future strategies. In addition, we believe physicians are attracted to our hospitals because of several factors, including:
•	our commitment to patient care excellence;

•	our willingness to deploy strategic capital to improve the delivery of care;

•	our focus on employing and developing high quality nursing and support staff; and

•	our integration into, and support of, the communities we serve.
•	Identifying and Establishing Strong Local Market Leadership. We empower our individual hospital management teams to develop comprehensive strategic plans and position their hospitals to meet the healthcare needs of the communities they serve. In addition to strong corporate oversight and resources, each of our local leadership teams is supported by a local Board of Trustees and a LPLG. The Board of Trustees is comprised of physicians and community leaders as well as the hospital CEO. We believe local community leaders are an important resource for our hospital CEOs to insure that we are being responsive to the needs of the communities we serve. Our LPLGs are typically comprised of local physician leaders as well as members of our hospital’s administration. These groups insure that we are providing patient care excellence, offering the appropriate medical services, maintaining high quality employees and recruiting the best physicians to our medical staff. Capella corporate provides continuous operational, financial and human resources support to our local teams and has designed programs that allow us to share best practices across our entire portfolio of facilities.

•	Expanding the Services We Provide. Each year, we conduct in-depth strategic reviews of the major service lines offered at each of our facilities as well as market demand for additional services. We leverage our local market knowledge and information together with input and guidance from our local physician and community leaders to prioritize the healthcare services our communities are seeking. We then initiate a financial assessment and develop an investment plan that supports the expansion of the appropriate services. Focus areas include:
•	expanding specialty medical services such as medical and radiation oncology, orthopedic, cardiovascular, neurology, behavioral health and women’s services;
•	initiating and expanding outpatient services;

•	investing in medical equipment and technology to support our service lines;
•	improving our efficiency to deliver better quality care in our emergency rooms; and
•	enhancing patient, physician and employee satisfaction.
We have engaged consultants and are working with our hospital CEOs to identify trends in service lines and areas for future expansion of services. We remain motivated to invest in our facilities in order to increase the quality and scope of services we provide, meet the needs of our communities and establish a strong reputation so that we may continue to recruit leading physicians, become the healthcare provider of choice in our communities and increase the revenue and profitability of our facilities. For example, we re-introduced medical and radiation oncology to Capital Medical Center to meet the needs of that community. In coordination with this effort, we were able to recruit several medical and radiation oncologists to that facility. More recently, we were able to develop a total joint replacement program at Willamette Valley Medical Center. As part of this program, we were able to recruit three orthopedic surgeons to the market. The hospital’s reputation for quality and our local physicians’ participation helped this program come to fruition.

•	Pursuing Acquisitions and Strategic Relationships. We believe we will continue to have opportunities to pursue acquisitions of hospitals and other healthcare facilities both in existing and new markets. We will pursue a disciplined acquisition strategy in markets where we believe we can have the greatest impact on the financial and operational performance of the acquired facility. We will continue to target acute care hospitals and ancillary facilities in attractive, primarily non-urban markets with populations generally greater than 35,000. We have a focused criteria that cover multiple aspects of a new facility and include demographics, operational improvement, financial improvement and cultural alignment. We perform a significant amount of due diligence on each facility we intend to acquire to ensure that our criteria are met.

As a result of the recent economic downturn, we believe many public and not-for-profit hospitals are facing significant financial challenges and could seek to partner with strong operators who are well capitalized and who demonstrate a willingness to invest in the communities they serve. We believe we meet these criteria. From time to time, we also may consider entering into joint ventures or strategic alliances with other hospitals and healthcare providers.

•	Investing in Technology to Improve Patient Care. The Health Information Technology for Economic and Clinical Health Act (“HITECH Act”) was enacted into law on February 17, 2009 as part of the American Recovery and Reinvestment Act of 2009 (“ARRA”). The HITECH Act includes provisions designed to increase the use of computerized physician order entry at hospitals and the use of electronic health records (“EHR”) by both physicians and hospitals. We believe that these systems improve quality, safety, efficiency and clinical outcomes. We intend to comply with the EHR meaningful use requirements of the HITECH Act to qualify for the maximum available Medicare and Medicaid incentive payments. We continue to refine our budgeted costs and the expected reimbursement improvements associated with our EHR initiatives. Our compliance will result in significant costs, including professional services focused on successfully desiging and implementing our EHR solutions and costs associated with the hardware and software components of the project. Consequently, we believe we may qualify for Medicare reimbursement at three of our hospitals in the fourth quarter of 2011 and already qualify for Medicaid reimbursement in three states. Implementing a standard emergency room management system across all hospitals is another example of our investing in information technology to improve patient care. This system, in conjunction with our other process improvement initiatives, helps to ensure that appropriate and consistent quality patient care is administered quickly and reliably to our emergency room patients. Additionally, the creation of our PAG is designed to foster collaboration with our physicians to assist us in providing patient care excellence through technological improvements.

•	Delivering Strong Financial Performance. We pride ourselves on maintaining disciplined financial policies aimed at growing revenue, improving margins and generating free cash flow. We will continue to focus on ways in which we can increase revenue from our existing facilities, including continued investments to expand services, physician recruitment to meet our communities’ needs and favorable managed care contracts. We are also focused on capitalizing on several operational efficiencies to improve our margins and free cash flow, including:
•	continued focus on revenue cycle management and collections;
•	disciplined deployment of capital across our portfolio;

•	encouragement and motivation of our physicians and medical staff to adhere to our established protocols related to medical supplies utilization;
•	infrastructure build-out to support our growing physician clinic operations;
•	implementation of appropriate staffing tools and continued reduction of contract labor; and
•	leveraged technical expertise through use of our corporate resources.
Summary of Risks and Challenges
     Our ability to successfully operate our business is subject to numerous risks and challenges, including those that are generally associated with operating in the healthcare industry. Any of the factors set forth under “Risk Factors” beginning on page 19 may limit our ability to successfully execute our business strategy. Among these important risks are the following:
•	we cannot predict the effect that healthcare reform and other changes in government programs may have on our financial condition or operations;

•	our operations may be adversely affected by growth in uninsured accounts and “patient due” accounts;

•	our revenue may decline if federal or state programs reduce our Medicare or Medicaid payments;

•	our revenue may decline if payments from our third-party payors are reduced or eliminated, or if we are unable to negotiate contracts or maintain satisfactory relationships with third-party payors;

•	controls designed to reduce inpatient services may reduce our revenue;

•	we may experience a shortage of qualified professional and staff personnel;

•	our performance depends on our ability to recruit and retain quality physicians;

•	we are subject to competition from other hospitals or healthcare providers, including physicians;

•	if our access to licensed information systems is interrupted or restricted, or if we are not able to integrate changes to our existing information systems or information systems of acquired hospitals, our operations could be adversely affected; and

•	our substantial indebtedness could affect our financial condition adversely and our ability to fulfill our obligations under the notes.
The Refinancing
     In June 2010, we completed a comprehensive refinancing plan (the “Refinancing”). Under the Refinancing, we issued the outstanding notes and entered into a new senior secured asset based loan (“ABL”), consisting of a $100.0 million revolving credit facility maturing in November 2014 (the “2010 Revolving Facility”). The proceeds from the issuance of the outstanding notes were used to repay the outstanding principal and interest related to our previous term loan facility and to pay fees and expenses relating to the Refinancing of approximately $21.7 million. At June 30, 2011, there were no amounts outstanding under the ABL.
Recent Developments
     Effective July 1, 2011, a subsidiary of Capella that owns a majority interest in White County Community Hospital, LLC, which owns and operates White County Community Hospital in Sparta, Tennessee, completed the acquisition of a 60% interest in Cannon County Hospital, LLC (“CCH”), which owns and operates DeKalb Community Hospital and Stones River Hospital (the “CCH Transaction”). Capella owns majority interests in DeKalb Community Hospital and Stones River Hospital and manages each of those facilities pursuant to management agreements.
Additional Information
     Capella is organized in Delaware. Our principal executive offices are located at 501 Corporate Centre Drive, Suite 200, Franklin, Tennessee 37067 and our telephone number at that address is (615) 764-3000. Our corporate website address is www.capellahealth.com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus and does not constitute a part of this prospectus and you should not rely on this information.
Our Principal Investor
     Founded in 1980, GTCR is a leading private equity firm focused on investing in growth companies in the healthcare, financial services and information technology industries. The Chicago-based firm identifies and partners with industry leaders as the critical first step in identifying, acquiring and building market-leading companies through acquisitions and organic growth. Since its inception, GTCR has invested more than $8.5 billion in over 200 companies.

(1)	As of June 30, 2011. Comprised of shares of common stock.

(2)	Captive insurance company.

(3)	As of June 30, 2011, joint ventures owned and operated (i) Capital Medical Center, White County Community Hospital and National Park Medical Center in which physicians hold interests representing approximately 9.75%, 16.20% and 4.96%, respectively, of the equity ownership of these facilities; and (ii) outpatient centers in which Capella holds a minority interest. Following the completion of the CCH Transaction on July 1, 2011, physicians hold interests representing approximately 12.275% of the equity ownership in White County Community Hospital, and a joint venture owns and operates DeKalb Community Hospital and Stones River Hospital, each of which are owned by CCH, in which physicians hold interests representing 40% of the equity ownership of CCH.

Risk Factors
     You should consider carefully all of the information set forth in this prospectus prior to exchanging your outstanding notes. In particular, we urge you to consider carefully the factors set forth under the heading “Risk Factors.”

The Exchange Offer
     On June 28, 2010, we completed a private offering of the outstanding notes. We entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed to deliver to you this prospectus and to complete an exchange offer for the outstanding notes. Below is a summary of the exchange offer.

Outstanding Notes	$500,000,000 aggregate principal amount of 9 1/4% Senior Notes due 2017.

Exchange Notes	Up to $500,000,000 aggregate principal amount of 9 1/4% Senior Notes due 2017, which have been registered under the Securities Act. The form and terms of the exchange notes are identical in all material respects to those of the outstanding notes, except that the transfer restrictions and registration rights relating to the outstanding notes do not apply to the exchange notes.

Exchange Offer	We are offering to issue up to $500,000,000 aggregate principal amount of the exchange notes in exchange for a like principal amount of the outstanding notes to satisfy our obligations under the registration rights agreement that was executed when the outstanding notes were issued in a transaction in reliance upon the safe harbors from registration provided by Rule 144A and Regulation S of the Securities Act. Outstanding notes may be tendered in minimum denominations of $2,000 and integral multiples of $1,000. We will issue the exchange notes promptly after expiration of the exchange offer. See “The Exchange Offer — Terms of the Exchange Offer.”

Resale	Based on an interpretation by the staff of the Securities and Exchange Commission (the “SEC”) set forth in no-action letters issued to third parties, we believe that the exchange notes issued under the exchange offer for the outstanding notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, if:
•	you are not our affiliate;

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes;

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	you are not acting on behalf of any person who could not truthfully make the foregoing representations.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities (other than outstanding notes acquired directly from us), you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Any holder of outstanding notes who:
•	is our affiliate;

•	does not acquire exchange notes in the ordinary course of its business; or

•	tenders its outstanding notes in the exchange offer with the intention to participate, or the purpose of participating, or has any arrangement or understanding with any person to participate, in a distribution of exchange notes cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in Shearman & Sterling (available July 2, 1993), and similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2011, unless we decide to extend it.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. See the discussion below under the caption “The Exchange Offer — Certain Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Outstanding Notes	To participate in the exchange offer, you must complete, sign and date the letter of transmittal and send it, together with all other documents required by the letter of transmittal, including the outstanding notes that you wish to exchange, to U.S. Bank National Association, as exchange agent, at the address indicated on the cover page of the letter of transmittal. In the alternative, you can tender your outstanding notes by following the procedures for book-entry transfer described in this prospectus.

If your outstanding notes are held through The Depository Trust Company (“DTC”) and you wish to participate in the exchange offer, you may do so through the Automated Tender Offer Program of DTC. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal. By signing the letter of transmittal or authorizing the transmission of the agent’s message, you will represent to us that, among other things:
•	you are not an affiliate of Capella;

•	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes;

•	you are acquiring the exchange notes in the ordinary course of business; and

•	you are not acting on behalf of any person who could not truthfully make the foregoing representations.

If you are a broker-dealer who holds outstanding notes that were acquired for your own account as a result of market marking activities or other trading activities (other than outstanding notes acquired directly from us), that you will deliver a prospectus in connection with any resale of such exchange notes.

Special Procedures for Beneficial Owners	If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and your outstanding notes are not immediately available, or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent, or you cannot comply with the procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer — Guaranteed Delivery Procedures.”

Withdrawal	You may withdraw your tender of outstanding notes at any time prior to the expiration date of the exchange offer. To withdraw, the exchange agent must receive notice of withdrawal, which may be by facsimile, at its address indicated on the cover page of the letter of transmittal before 5:00 p.m., New York City time, on the expiration date of the exchange offer, or you must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Acceptance of Outstanding Notes	If you fulfill all conditions required for proper acceptance of outstanding notes, we will accept any and all outstanding notes that you properly tender in the exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any outstanding notes that we do not accept for exchange to you as promptly as practicable after the expiration date and acceptance of the outstanding notes for exchange. See “The Exchange Offer — Terms of the Exchange Offer.”

Effect on Holders of Outstanding Notes	Upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of the exchange offer, we will have fulfilled a covenant under the registration rights agreement. Accordingly, there will be no increase in the applicable interest rate on the outstanding notes under the circumstances described in the registration rights agreement. If you do not tender your outstanding notes in the exchange offer, you will continue to be entitled to all the rights and limitations applicable to the outstanding notes as set forth in the indenture, except we will not have any further obligation to you to provide for the exchange and registration of untendered outstanding notes under the registration rights agreement. To the extent that outstanding notes are tendered and accepted in the exchange offer, any trading market that may develop for outstanding notes that are not so tendered and accepted could be adversely affected.

Certain U.S. Federal Income Tax Consequences	The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “Certain Material U.S. Federal Income Tax Considerations.”

Regulatory Approvals	Other than compliance with the Securities Act and qualification of the indentures governing the notes under the Trust Indenture Act of 1939 (the “Trust Indenture Act”), there are no federal or state regulatory requirements that must be complied with or approvals that must be obtained in connection with the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. See “Use of Proceeds.”

Fees and Expenses	We will bear all expenses related to soliciting tenders. See “The Exchange Offer — Fees and Expenses.”

Consequences of Failure to Exchange	All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

Exchange Agent	We have appointed U.S. Bank National Association as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows: U.S. Bank National Association, 60 Livingston Avenue, St. Paul, MN 55107, Attn: Specialized Finance Dept. Eligible institutions may make requests by facsimile at (651) 495-8158.

The Exchange Notes
     The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Exchange Notes,” section of this prospectus contains more detailed descriptions of the terms and conditions of the outstanding notes and exchange notes. The exchange notes will have terms identical in all material respects to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement.

Issuer	Capella Healthcare, Inc.

Notes Offered	$500,000,000 aggregate principal amount of 9 1/4% Senior Notes due 2017.

Maturity	The exchange notes will mature on July 1, 2017.

Interest Payments	January 1 and July 1 of each year after the date of issuance of the exchange notes, beginning on January 1, 2011.

Guarantees	The exchange notes will be guaranteed, jointly and severally, on a senior unsecured basis by all of our current and future Restricted Subsidiaries (as defined herein) that guarantee indebtedness, or are named borrowers, under our credit facility. See “Description of Exchange Notes — Subsidiary Guarantees.” The guarantee of each guarantor is a general unsecured obligations of the respective guarantors and will be:

•	equal in right of payment to all existing and future senior unsecured debt of the respective guarantors; and

•	senior in right of payment to all existing and future subordinated obligations of the respective guarantors.

Ranking	The exchange notes will be our general senior unsecured obligations and will be:
•	effectively subordinated to all our existing and future secured debt to the extent of the value of the assets securing that debt;

•	equal in right of payment with all existing and future senior unsecured debt of Capella;

•	senior in right of payment to all existing and future subordinated obligations of Capella; and

•	fully and unconditionally guaranteed on a senior, unsecured basis by the guarantors.

Optional Redemption	At any time, we may redeem all or any portion of the exchange notes at our option on the redemption dates and at the redemption prices specified under “Description of Exchange Notes — Optional Redemption.”

On or prior to July 1, 2013, we may on one or more occasions, at our option, apply funds equal to the proceeds from one or more equity offerings to redeem up to 35% of the notes at a redemption price of 109.250% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

Offer to Repurchase	If we experience a change of control, we must offer to repurchase all of the exchange notes (unless otherwise redeemed) at a price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest to the repurchase date. See “Description of Exchange Notes — Repurchase at the Option of Holders — Change of Control.”

If we sell assets under certain circumstances, we must use the proceeds to make an offer to purchase exchange notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest to the date of purchase. See “Description of Exchange Notes — Repurchase at the Option of Holders — Asset Sales.”

Covenants	The indenture contains covenants that, among other things, will limit our ability and the ability of our Restricted Subsidiaries to:
•	incur more indebtedness and issue preferred stock;

•	pay dividends, redeem stock or make other distributions;

•	make investments;

•	create liens;

•	transfer or sell assets;

•	merge or consolidate;

•	enter into certain transactions with our affiliates; and

•	enter into sale and lease back transactions.

No Prior Market	The exchange notes will be freely transferable but will be new securities for which there will not initially be a market. We do not intend to list the exchange notes on any securities exchange. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any such market that may develop.

Summary Historical Consolidated Financial and Operating Data
     The following summary historical consolidated financial and operating data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial and Operating Data” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The summary historical consolidated financial data as of December 31, 2008, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010, other than “Operating Data,” have been derived from our audited historical consolidated financial statements and related notes included elsewhere in this prospectus, which have been audited by Ernst & Young LLP. The summary historical consolidated financial data as of June 30, 2011 and for the six-month periods ended June 30, 2010 and 2011, other than “Operating Data,” have been derived from our unaudited historical consolidated financial statements and related notes included elsewhere in this prospectus. As a result of our rapid growth through numerous acquisitions, our operating results for the periods presented are not directly comparable.

				Six Months
	Year Ended December 31,			Ended June 30,
	2008(12)	2009	2010	2010(13)	2011(13)
		(Dollars in millions, except for operating data)
Statement of Operations Data:
Net revenue	$702.4	$813.9	$869.5	$426.5	$422.2
Costs and expenses:
Salaries and benefits (includes stock compensation of $—, $0.1, $0.3, $0.2 and $0.2, respectively)	304.7	346.9	359.7	178.1	186.2
Supplies	96.8	109.7	119.6	58.7	61.2
Provision for bad debts	81.1	111.3	136.2	64.4	40.0
Other operating expenses	137.8	150.3	158.3	75.0	84.3
Depreciation and amortization	33.7	37.8	37.1	18.3	18.6
Interest, net	50.4	48.5	48.4	23.0	25.4
Management fee to related party	0.2	0.2	0.2	0.1	0.1
Loss on refinancing	22.4	—	20.8	20.8	—

Total costs and expense	727.1	804.7	880.3	438.4	415.8

Income (loss) from continuing operations before income taxes	(24.7)	9.2	(10.8)	(11.9)	6.4
Income taxes	5.5	2.2	3.2	1.6	1.8

Income (loss) from continuing operations	(30.2)	7.0	(14.0)	(13.5)	4.6
Income (loss) from discontinued operations, net of taxes	(1.9)	(4.5)	(0.2)	(0.1)	0.1

Net income (loss)	$(32.1)	$2.5	$(14.2)	$(13.6)	$4.7

Less: Net income attributable to noncontrolling interests	0.5	0.9	1.5	0.7	1.0

Net income (loss) attributable to Capella Healthcare, Inc.	$(32.6)	$1.6	$(15.7)	$(14.3)	$3.7

Other Financial Data:
Purchases of property and equipment, net	$(19.8)	$(22.1)	$(26.1)	$(10.8)	$(13.9)
Net cash provided by operating activities	35.7	35.6	65.9	20.0	22.3
Net cash used in investing activities	(337.1)	(16.3)	(23.8)	(16.1)	(42.1)
Net cash provided by (used in) financing activities	307.8	(6.1)	(13.4)	(5.4)	(0.5)
Adjusted EBITDA(1)	82.0	95.7	95.7	50.3	50.5
Operating Data(2):
Number of hospitals at end of each period(3)	13	13	13	13	13
Licensed beds(4)	1,799	1,745	1,745	1,745	1,745
Admissions(5)	47,815	50,728	50,682	25,701	25,348
Adjusted admissions(6)	93,468	101,405	104,023	51,366	51,984
Net revenue per adjusted admission	$7,515	$8,026	$8,359	$8,303	$8,122
Patient days(7)	219,281	232,359	231,568	117,383	118,460
Average length of stay (days)(8)	4.6	4.6	4.6	4.6	4.7
Occupancy rate (licensed beds)(9)	33.3%	36.5%	36.4%	37.2%	37.5%

				As of
	As of December 31,			June 30,
	2008(12)	2009	2010	2011
		(Dollars in millions)
Balance Sheet Data:
Cash and cash equivalents	$6.4	$19.6	$48.3	$28.0
Property, plant and equipment, net	475.9	461.7	450.7	446.0
Total assets	745.5	756.3	767.8	777.0
Long-term debt, including current portion	487.7	484.5	494.1	494.6
Working capital(10)	90.1	97.3	119.2	99.1

						Six Months
	Year Ended December 31,					Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
Ratio of earnings to fixed charges(11)	1.1x	1.1x	N/A	1.2x	N/A	N/A	1.2x

(1)	“EBITDA,” a measure used by management to evaluate operating performance, is defined as net income plus (i) provision for income taxes, (ii) interest expense and (iii) depreciation and amortization. EBITDA is not a recognized term under generally accepted accounting principles in the United States and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and other debt service requirements. Management believes EBITDA is helpful in highlighting trends because EBITDA excludes the results of decisions that are outside the control of operating management and that can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

“Adjusted EBITDA” is defined as EBITDA plus (i) net income attributable to noncontrolling interests, (ii) loss on refinancing, (iii) loss from discontinued operations and (iv) management fee to related party, if any, for the applicable period. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting adjusted EBITDA are appropriate to provide additional information to investors about the impact of certain noncash items, unusual items that we do not expect to continue at the same level in the future and other items.

The following table presents a reconciliation to provide a more detailed analysis of these non-GAAP performance measures:

				Six Months
	Year Ended December 31,			Ended June 30,
	2008	2009	2010	2010	2011
		(Dollars in millions)
Net income (loss)	$(32.6)	$1.6	$(15.7)	$(14.3)	$3.7
Plus income taxes	5.5	2.2	3.2	1.6	1.8
Plus net interest expense and amortization of deferred financing costs	50.4	48.5	48.4	23.0	25.4
Plus depreciation and amortization	33.7	37.8	37.1	18.3	18.6

EBITDA	$57.0	$90.1	$73.0	$28.6	$49.5
Plus net income attributable to noncontrolling interests	$0.5	$0.9	$1.5	$0.7	1.0
Plus loss from refinancing	22.4	—	20.8	20.8	—
Plus (income) loss from discontinued operations	1.9	4.5	0.2	0.1	(0.1)
Plus management fee to related party	0.2	0.2	0.2	0.1	0.1

Adjusted EBITDA	$82.0	$95.7	$95.7	$50.3	$50.5

(2)	The operating data set forth in this table includes all facilities that are consolidated for financial reporting purposes as of the end of each period presented.

(3)	For the year ended December 31, 2008, Woodland Medical Center is included through June 30, 2008, when it was moved to discontinued operations.

(4)	Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency regardless of actual use.

(5)	Represents the number of patients admitted for inpatient treatment.

(6)	General measure of combined inpatient and outpatient volume. We computed adjusted admissions by multiplying admissions by gross patient revenue and then dividing that number by gross inpatient revenue.

(7)	Represents the total number of days of care provided to inpatients.

(8)	Represents the average number of days admitted patients stay in our hospitals.

(9)	Represents the percentage of hospital licensed beds occupied by patients. We calculated occupancy rate percentages by dividing the average daily number of inpatients by the weighted average licensed beds.

(10)	We define working capital as current assets minus current liabilities.

(11)	See “Ratio of Earnings to Fixed Charges” for an explanation of the calculation of these ratios.

(12)	Effective March 1, 2008, we acquired nine hospitals and their affiliated businesses from Community Health Systems, Inc. (“CHS”).

(13)	The comparability of our results of operations for the three and six months ended June 30, 2011 compared to the three and six months ended June 30, 2010 is impacted by the change in our uninsured discount policy, effective January 1, 2011, as more thoroughly explained under “Critical Accounting Policies.” The change in the uninsured discount policy effectively shifts a portion of our expenses previously classified as provision for bad debts to revenue deductions, thereby resulting in lower net revenue and lower bad debt expense for the six months ended June 30, 2011 as compared to the six months ended June 30, 2010. Had the uninsured discount policy been in place effective January 1, 2010, the revenue and bad debt expenses would have been as follows:

	Net Revenue	Provision for Bad Debts
	Six Months Ended	Six Months Ended
	June 30, 2010	June 30, 2010
	(In millions)
Historical results of operations as presented	$426.5	$64.4
Uninsured discount impact of pro forma change in policy	(30.6)	(30.6)

Pro forma results of operations	$395.9	$33.8

The following table reflects the results of operations for the six months ended June 30, 2010 on a pro forma basis for the change in our uninsured discounts policy:

	Six Months Ended
	June 30, 2010
	(Dollars in millions)
	Amount	%
Net revenue	$395.9	100.0%
Costs and expenses:
Salaries and benefits	178.1	45.0
Supplies	58.7	14.8
Provision for bad debts	33.8	8.5
Other operating expenses	75.0	19.0
Depreciation and amortization	18.3	4.6
Interest, net	23.0	5.8
Management fee to related party	0.1	—
Loss on refinancing	20.8	5.3

Total costs and expenses	407.8	103.0

Loss from continuing operations before income taxes	(11.9)	(3.0)
Income taxes	1.6	0.4

Loss from continuing operations	(13.5)	(3.4)
Loss from discontinued operations, net of taxes	(0.1)	—

Net loss	$(13.6)	(3.4)

Less: Net income attributable to non-controlling interests	0.7	0.2

Net loss attributable to Capella Healthcare, Inc.	$(14.3)	(3.6)%

RISK FACTORS
     You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before deciding to tender your outstanding notes in the exchange offer. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, the trading price of the exchange notes could decline or we may not be able to make payments of interest and principal on the exchange notes, and you may lose all or part of your original investment.
Risks Relating to the Exchange Offer
You must carefully follow the required procedures in order to exchange your outstanding notes.
     We will only issue exchange notes in exchange for outstanding notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of outstanding notes. Any holder of outstanding notes who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes that were acquired in market-making or other trading activities (other than outstanding notes acquired directly from us) must deliver a prospectus in connection with any resale of the exchange notes.
If you do not properly tender your outstanding notes, you will continue to hold unregistered outstanding notes and your ability to transfer outstanding notes will remain restricted and may be adversely affected.
     If you do not exchange your outstanding notes for exchange notes pursuant to the exchange offer, the outstanding notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the outstanding notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register outstanding notes under the Securities Act unless requested, in accordance with our registration rights agreement with the initial purchasers of the outstanding notes, by a holder of the outstanding notes who cannot participate in the exchange offer. Further, if you continue to hold any outstanding notes after the exchange offer are consummated, you may be unable to sell them because there will be fewer of these notes outstanding.
You may not be able to resell exchange notes you receive in the exchange offer without registering those notes or delivering a prospectus.
     Based on interpretations by the staff of the SEC in no-action letters, we believe, with respect to exchange notes issued in the exchange offer, that:
•	holders who are not “affiliates” of the Company within the meaning of Rule 405 of the Securities Act;

•	holders who acquire their exchange notes in the ordinary course of business; and

•	holders who do not engage in, intend to engage in, or have an arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes; and holders that are not acting on behalf of any person who could not truthfully make the foregoing representations, do not have to comply with the registration and prospectus delivery requirements of the Securities Act.
     Holders described in the preceding sentence must tell us in writing at our request that they meet these criteria. Holders that do not meet these criteria could not rely on interpretations of the staff of the SEC in no-action letters, and would have to register the exchange notes they receive in the exchange offer and deliver a prospectus for them. In addition, holders that are broker-dealers may be deemed “underwriters” within the meaning of the Securities Act in connection with any resale of exchange notes acquired in the exchange offer. Holders that are broker-dealers and that acquired their outstanding notes in market-making activities or other trading activities (other than outstanding notes acquired directly from us) and must deliver a prospectus when they resell the exchange notes they acquire in the exchange offer in order not to be deemed an underwriter.
Risks Related to Our Business
We cannot predict the effect that healthcare reform and other changes in government programs may have on our financial condition or results of operations.
     The Affordable Care Act dramatically alters the United States healthcare system and is intended to decrease the number of uninsured Americans and reduce overall healthcare costs. The Affordable Care Act attempts to achieve these goals by, among other things, requiring most Americans to obtain health insurance, expanding Medicare and Medicaid eligibility, reducing Medicare and Medicaid payments, including DSH payments to providers, expanding the Medicare program’s use of value-based purchasing programs, tying hospital payments to the satisfaction of certain quality criteria, and bundling payments to hospitals and other providers. The Affordable Care Act also contains a number of measures that are intended to reduce fraud and abuse in the Medicare and Medicaid programs, such as requiring the use of Recovery Audit Contractors (“RACs”) in the Medicaid program, expanding the scope of the federal False Claims Act and generally prohibiting physician-owned hospitals from increasing the total percentage of physician ownership or increasing the aggregate number of operating rooms, procedure rooms, and beds for which they are licensed. Because a majority of the measures contained in the Affordable Care Act do not take effect until 2014, it is difficult to predict the impact the Affordable Care Act will have on our facilities. In addition, there have been a number of challenges to the Affordable Care Act, and some courts have ruled that the requirement for individuals to carry health insurance or the Affordable Care Act is unconstitutional. Several bills have been and will likely continue to be introduced in Congress to repeal or amend all or significant provisions of the Affordable Care Act. It is difficult to predict the full impact of the Affordable Care Act because of its complexity, lack of implementing regulations and interpretive guidance, gradual and potentially delayed implementation, pending court challenges, and possible repeal and/or amendment, as well as our inability to foresee how individuals and businesses will respond to the choices afforded them by the Affordable Care Act. Depending on further legislative developments, how the pending court challenges are resolved, and how the Affordable Care Act is ultimately interpreted and implemented, it could have an adverse effect on our business, financial condition and results of operations.
Our overall business results may suffer from the current economic downturn.
     The United States economy recently experienced an economic downturn and unemployment levels remain high. During economic downturns, governmental entities often experience budgetary constraints as a result of increased costs and lower than expected tax collections. These budgetary constraints may result in decreased spending for health and human service programs, including Medicare, Medicaid and similar programs, which represent significant payor sources for our hospitals. Additionally, when patients are experiencing personal financial difficulties or have concerns about general economic conditions, they may choose to defer or forego elective surgeries and other non-emergent procedures, which are generally more profitable lines of business for hospitals. Moreover, we could experience increases in the uninsured and underinsured populations and difficulties in collecting patient co-payment and deductible receivables. Although the recent passage of the Affordable Care Act is intended to decrease the number of uninsured legal U.S. residents, many of the reform measures do not become effective until 2014 and will not have an immediate impact.
The growth of uninsured and “patient due” accounts and a deterioration in the collectability of these accounts could affect our results of operations adversely.
     The primary collection risks of our accounts receivable relate to the uninsured patient accounts and patient accounts for which the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient responsibility amounts (deductibles and co-payments) remain outstanding. The provision for doubtful accounts relates primarily to amounts due directly from patients. This risk has increased, and will likely continue to increase, as more individuals enroll in high deductible insurance plans or those with high co-payments or who have no insurance coverage. These trends will likely be exacerbated if general economic conditions remain challenging or if unemployment levels in the communities in which we operate rise. As unemployment rates increase, our business strategies to generate organic growth and to improve admissions and adjusted admissions at our hospitals could become more difficult to accomplish.
     The amount of our provision for doubtful accounts is based on our assessments of historical collection trends, business and economic conditions, trends in federal and state governmental and private employer health coverage and other collection indicators. A continuation in trends that results in increasing the proportion of accounts receivable being comprised of uninsured accounts and deterioration in the collectability of these accounts could adversely affect our collections of accounts receivable, results of operations and cash flows. As enacted, the Affordable Care Act seeks to decrease, over time, the number of uninsured individuals. Among other things, the Affordable Care Act will, beginning in 2014, expand Medicaid and incentivize employers to offer, and require individuals to carry, health insurance or be subject to penalties. However, it is difficult to predict the full impact of the Affordable Care Act because of its complexity, lack of implementing regulations and interpretive guidance, gradual and potentially delayed implementation, pending court challenges, and possible repeal and/or amendment, as well as our inability to foresee how individuals and businesses will respond to the choices afforded them by the Affordable Care Act. In addition, even after implementation of the Affordable Care Act, we may continue to experience bad debts and be required to provide uninsured discounts and charity care for undocumented aliens who are not permitted to enroll in a health insurance exchange or government healthcare programs.
Our revenue may decline if federal or state programs reduce our Medicare or Medicaid payments.
     Approximately 36.0% and 12.0% of our net patient revenue for the year ended December 31, 2010 came from the Medicare and Medicaid programs, respectively, including Medicare and Medicaid managed plans. For the six months ended June 30, 2011, approximately 39.7% and 13.2% of our net patient revenue came from the Medicare and Medicaid programs, including Medicare and Medicaid managed plans. In recent years, federal and state governments have made significant changes in the Medicare and Medicaid programs. Some of those changes adversely affect the reimbursement we receive for certain services. In addition, budget deficits in many states have caused significant decreases or proposed decreases in state funding for Medicaid programs.
     On August 22, 2007, CMS issued a final rule for federal fiscal year (“FFY”) 2008 for the hospital inpatient prospective payment system. This rule adopted a two-year implementation of Medicare severity-adjusted diagnosis-related groups (“MS-DRGs”), a severity-adjusted diagnosis-related group (“DRG”) system. This change represented a refinement to the DRG system, and its impact on our revenue has not been significant. Realignments in the DRG system could impact the margins we receive for certain services.
      DRG rates are updated and MS-DRG weights are recalibrated each FFY. The index used to update the market basket gives consideration to the inflation experienced by hospitals and entities outside the healthcare industry in purchasing goods and services. On August 1, 2011, CMS issued Medicare Inpatient Hospital Prospective Payment System (“IPPS”) final rule for FFY 2012, which begins on October 1, 2011. Under the final rule, hospitals that report quality data under the Inpatient Quality Reporting (“IQR”) Program will receive a 1.0% payment rate increase for inpatient hospital stays paid under the IPPS and hospitals that do not report quality data will receive 1.0% decrease in payment rates. The 1.0% net increase is a compilation of a 1.9% base increase, a (2.0)% documentation and coding adjustment to recoup the effects of increased aggregate payments resulting from the adoption of MS-DRGs, and a positive 1.1% adjustment to negate the misapplication of a budget neutrality adjustment between FFYs 1999-2006. The final rate increase also reflects a (2.9)% adjustment as part of a two year process to recoup overpayments resulting from the conversion to the MS-DRG system. However, because the adjustment is non-cumulative, it does not yield any change compared to the FFY 2011 reimbursement rates.
      On July 1, 2011, CMS issued the proposed outpatient prospective payment system (“OPPS”) rates for calendar year (“CY”) 2012. Under the proposed rule, the market basket update for CY 2012 for hospitals under the OPPS would be 1.5%, which represents a 2.8% market basket update, reduced by a 1.2% multifactor productivity adjustment and a 0.1% adjustment, both of which are required by the Affordable Care Act. Hospitals that submit quality data in accordance with the Hospital Outpatient Quality Data Reporting Program will receive the full 1.5% market basket update, and those that do not submit quality data will receive a -0.5% update. In addition, CMS has proposed a 0.6% reduction to the payment rates for non-cancer OPPS hospitals to offset the adjustment to cancer hospital payments. When combined with the estimated 0.2% payment increase that is needed to ensure budget neutrality in connection with the proposed transition to full use of community mental health center (“CMHC”) data for CMHC partial hospital program per diem payment rates, CMS anticipates that the proposed rule would increase payment rates for hospital outpatient services provided in non-cancer hospitals by 1.1% in CY 2012.
     Medicaid programs are funded jointly by the federal government and the states and are administered by states under approved plans. Most state Medicaid program payments are made under a prospective payment system or are based on negotiated payment levels with individual hospitals. Since most states must operate with balanced budgets and since the Medicaid program is often the state’s largest program, many states in which we operate have adopted, or are considering adopting, legislation designed to reduce coverage and program eligibility, enroll Medicaid recipients in managed care programs and/or impose additional taxes on hospitals to help finance or expand the states’ Medicaid systems. The current economic downturn has increased the budgetary pressures on most states, and these budgetary pressures have resulted and likely will continue to result in decreased spending, or decreased spending growth, for Medicaid programs in many states. In addition, the Affordable Care Act contains a provision requiring states to expand Medicaid coverage to more individuals by 2014. Future legislation or other changes in the administration or interpretation of government health programs could have a material adverse effect on our business, financial condition and results of operations.
     We are subject to regular post-payment inquiries, investigations and audits of the claims we submit to Medicare and Medicaid for payment for our services. These post-payment reviews are increasing as a result of new government cost-containment initiatives, including audits of Medicare and Medicaid claims under the RAC program. RACs were first introduced only in the Medicare program; however, the Affordable Care Act expands the RAC program’s scope to include Medicaid claims by requiring all states to establish programs to contract with RACs in 2011. In addition, CMS employs Medicaid Integrity Contractors (“MICs”) to perform post-payment audits of Medicaid claims and identify overpayments. The Affordable Care Act increases federal funding for the MIC program for federal fiscal year 2011 and beyond. In addition to RACs and MICs, state Medicaid agencies and other contractors have also increased their review activities. These additional post-payment reviews may require us to incur additional costs to respond to requests for records and to pursue the reversal of payment denials and ultimately may require us to refund amounts paid to us that are determined to have been overpaid.
Our revenue may decline if payments from our third-party payors are reduced or eliminated, or if we are unable to negotiate contracts or maintain satisfactory relationships with third-party payors.
     In addition to governmental programs, we are dependent upon private third-party sources of payment for the services provided to patients at our hospitals. If these payments are reduced, our revenue will decrease. The amount of payment we receive for services provided at our hospitals may be adversely affected by market and cost factors as well as other factors over which we have no control.
Controls designed to reduce inpatient services may reduce our revenue.
     Controls imposed by Medicare and commercial third-party payors designed to reduce admissions and lengths of stay, commonly referred to as “utilization review,” have affected and are expected to continue to affect our facilities. Utilization review entails the review of the admission and course of treatment of a patient by managed care plans. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payor-required preadmission authorization and utilization review and by payor pressures to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Efforts to impose more stringent cost controls are expected to continue. Fixed fee schedules, capitation payment arrangements, exclusion from participation in managed care programs or other factors affecting payments for healthcare services over which we will have no control could cause a reduction in our revenue.
     There has been recent increased scrutiny of a hospital’s “Medicare Observation Rate” from outside auditors, government enforcement agencies and industry observers. The term “Medicare Observation Rate” is defined as total unique observation claims divided by the sum of total unique observation claims and total inpatient short-stay acute care hospital claims. A low rate may raise suspicions that a hospital is inappropriately admitting patients that could be cared for in an observation setting. In our hospitals, we use the independent, evidence-based clinical criteria developed by McKesson Corporation, commonly known as InterQual Criteria, to determine whether a patient qualifies for inpatient admission. The industry may anticipate increased regulatory scrutiny of inpatient admission decisions and the Medicare Observation Rate in the future.
We may experience a shortage of qualified professional and staff personnel.
     Consistent with a nationwide trend in the healthcare industry, our hospitals have experienced a shortage of nurses and other qualified professional and staff personnel. The shortage of qualified professional and staff personnel may be exacerbated by the development of other healthcare facilities in the market areas of our hospitals.

As a result, our hospitals may utilize contract nurses to ensure adequate patient care, which typically are more expensive than full-time employees. In addition, our hospitals may be forced to implement more costly coverage and retention programs. There can be no assurance that our hospitals will be able to recruit or retain a sufficient number of qualified professional and staff personnel to deliver healthcare services efficiently. Accordingly, our financial condition and results of operations may be affected adversely.
Our performance depends on our ability to recruit and retain quality physicians.
     Physicians generally direct the majority of hospital admissions. Thus, the success of our hospitals depends in part on the following factors:
•	the number and quality of the physicians on the medical staffs of our hospitals;

•	the admitting practices of those physicians; and

•	the development and maintenance of constructive relationships with those physicians, including physicians with whom we have joint ventures.
     Most physicians at our hospitals also have admitting privileges at other hospitals. Our efforts to attract and retain physicians are affected by our efforts to promote quality, leadership, satisfaction and intellectual development, our managed care contracting relationships, national shortages in some specialties, the adequacy of our support personnel, the condition of our facilities and medical equipment, the availability of suitable medical office space and federal and state laws and regulations prohibiting financial relationships that may have the effect of inducing patient referrals. There can be no assurance that our physician recruitment measures, including multi-year employment and/or income guarantee arrangements, joint ventures and other collaborative arrangements will be successful. Also, as we recruit more physicians, the costs associated with integrating and managing these new physicians could have a negative impact on our operating results and liquidity in the short term.
     If facilities are not staffed with adequate support personnel or technologically advanced equipment that meets the needs of patients, physicians may be discouraged from referring patients to our facilities, which could affect our profitability adversely. Furthermore, physicians we recruit or employ may fail to maintain successful medical practices, one or more key members of a particular physician group may cease practicing with that group, or other surgeons in the community may refuse to use our hospitals. Although we were generally successful in our physician recruiting efforts during fiscal 2009 and 2010, we cannot assure you of the long-term success of this strategy. We also face continued challenges in some of our markets to recruit certain types of physician specialists who are in high demand.
We are dependent on our senior management team and the loss of the services of one or more of our senior management team could have a material adverse effect on our business.
     The success of our business is largely dependent upon the services and management experience of our senior management team, which includes Daniel S. Slipkovich, our Chief Executive Officer; D. Andrew Slusser, our Senior Vice President of Acquisition and Development; Denise W. Warren, our Senior Vice President, Chief Financial Officer and Treasurer; and Michael A. Wiechart, our Senior Vice President and Chief Operating Officer. In addition, we depend on the ability of our senior officers and key employees to manage growth successfully and on our ability to attract and retain skilled employees. We do not maintain key man life insurance policies on any of our officers. If we were to lose any of our senior management team or members of our local management teams, or if we are unable to attract other necessary personnel in the future, it could have a material adverse effect on our business, financial condition and results of operations. If we were to lose the services of one or more members of our senior management team, we could experience a significant disruption in our operations and failure of the affected hospitals to adhere to their respective business plans.
If we fail to comply with extensive laws and government regulations, including fraud and abuse laws, we could suffer penalties or be required to make significant changes to our operations.
     The healthcare industry is required to comply with many laws and regulations at the federal, state, and local government levels. These laws and regulations require that hospitals meet various requirements, including those relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, maintenance of adequate records, compliance with building codes, environmental protection and privacy. These laws include the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), a section of the Social Security Act, known as the “anti-kickback” statute, and the federal physician self-referral prohibition (the “Stark Law”).
     There are heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry, including the hospital segment. The ongoing investigations of certain healthcare providers relate to various referral, inpatient status cost reporting and billing practices, laboratory and home care services, privacy and physician ownership and joint ventures involving hospitals. Moreover, the health reform laws increase funding for fraud and abuse enforcement and increase penalties under the False Claims Act. Federal regulations issued under HIPAA contain provisions that required us to implement and, in the future, may require us to implement additional costly electronic media security systems and to adopt new business procedures designed to protect the privacy and security of each of our patient’s health and related financial information. Such privacy and security regulations impose extensive administrative, physical and technical requirements on us, restrict our use and disclosure of certain patient health and financial information, provide patients with rights with respect to their health information and require us to enter into contracts extending many of the privacy and security regulation requirements to third parties that perform duties on our behalf. We are also required to make certain expenditures to help ensure our continued compliance with such laws and regulations and, in the future, such expenses could negatively impact our results of operations. ARRA included provisions for heightened enforcement of HIPAA and stiffer penalties for HIPAA violations.
     If we fail to comply with applicable laws and regulations, including fraud and abuse laws, we could suffer civil or criminal penalties, including the loss of our licenses to operate and our ability to participate in the Medicare, Medicaid, and other federal and state healthcare programs. Our facilities also are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation. If any facility loses its accreditation, it may be in default under its third party payor agreements, make difficult the attraction, negotiation and retention of those agreements on satisfactory terms or at all and could put its Medicare certification at risk if the facility’s Medicare certification was obtained through deemed status as a result of the facility’s accreditation. If a facility loses its certification under the Medicare program, then the facility will be unable to receive reimbursement from the Medicare and Medicaid programs. The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, we may need to make changes in our facilities, equipment, personnel and services.
     In the future, changes, different interpretations or enforcement of these laws and regulations, including any changes pursuant to the Affordable Care Act, could subject our current practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs, and operating expenses. For a more detailed discussion of these laws, rules and regulations, see “Business — Government Regulation and Other Factors.”
CMS may impose substantial fines or other penalties as a result of the matters disclosed in certain self-disclosure letters, which could have a material adverse impact on the results of operations and financial condition of the joint venture in which we own a 40% interest and through which we recently acquired Cannon County Hospital, LLC, or CCH.
      Laws and regulations governing the Medicare, Medicaid and other federal healthcare programs are complex and subject to interpretation. CMS and the Office of the Inspector General (“OIG”) allow providers to disclose prior conduct that may have violated those laws and regulations and resolve those issues below the maximum penalties authorized by law. CMS recently established a Voluntary Self-Referral Disclosure Protocol under the authority provided in the Affordable Care Act, which allows providers to disclose to CMS actual or potential violations of the Stark Law and allows CMS to compromise the total amount of overpayments owed as a result of inadvertent Stark Law violations. Additionally, the OIG is responsible for imposing penalties for Stark Law violations and violations of the anti-kickback statute, which may include civil monetary penalties, imposition of a Corporate Integrity Agreement or exclusion from federal health care programs such as Medicare and Medicaid. CMS does not have the authority to compromise any of the potential penalties that may be imposed by the OIG. Based on the findings from CCH’s internal investigation, management of CCH submitted voluntary self-disclosure letters to CMS for each of DeKalb Community Hospital and Stones River Hospital on June 22, 2011 (collectively, the “Self-Disclosure Letters”). CCH’s current management is unable to predict CMS’s response to the Self-Disclosure Letters, the potential liability that may result from the Self Disclosure Letters or whether CMS may widen the scope of its investigation beyond the matters covered in the Self-Disclosure Letters or refer the matters to any other governmental agencies. If CMS imposes substantial fines as a result of the conduct described in the Self-Disclosure Letters to CMS, it would have a material adverse impact on the results of operations and financial condition of CCH and the joint venture in which we own a 40% interest.
We are subject to competition from other hospitals or healthcare providers, including physicians, which could affect our results of operations adversely.
     Our success depends on the effective and efficient operation of our hospitals, which will be affected by competition from other acute care hospitals, free-standing outpatient diagnostic and surgery centers, labs and alternative delivery systems, some of which have substantially greater resources than we do. The healthcare industry is highly competitive. Alternative forms of healthcare delivery systems, such as health maintenance organizations and preferred provider organizations, are significant factors in the delivery of healthcare services and the rates chargeable by physicians and hospitals. Typically, our hospitals’ primary competitor is a not-for-profit hospital. Further, our hospitals face competition from hospitals outside of their primary service area, including hospitals in urban areas that provide more complex services. Patients in our primary service areas may travel to these other hospitals for a variety of reasons. These reasons include physician referrals or the need for services we do not offer. Patients who seek services from these other hospitals subsequently may shift their preferences to those hospitals for the services we provide.
     We also face very significant and increasing competition not only from services offered by physicians (including physicians on our medical staffs) in their offices and from other specialized care providers, including outpatient surgery, oncology, physical therapy and diagnostic centers (including many in which physicians may have an ownership interest), but also from physicians owning and operating competing hospitals. For example, physicians own interests in competing hospitals in Muskogee, Oklahoma and Hot Springs, Arkansas. Some of our hospitals have and will seek to develop outpatient facilities where necessary to compete effectively. However, to the extent that other providers are successful in developing outpatient facilities or physicians are able to offer additional, advanced services in their offices, our market share for these services likely will decrease in the future.
Our net revenue is especially concentrated in a small number of states which makes us particularly sensitive to regulatory and economic changes in those states.
     Our net revenue is particularly sensitive to regulatory and economic changes in states in which we generate the majority of our revenue, including Oklahoma and Arkansas. For the year ended December 31, 2010 and the six months ended June 30, 2011, we generated approximately 47.3% and 46.6%, respectively, of our net revenue in Oklahoma and Arkansas. This concentration makes us particularly sensitive to regulatory, economic, environmental and competitive conditions and changes in those states. Any material change in the current payment programs or regulatory, economic, environmental or competitive conditions in those states could have a disproportionate effect on our overall business results. The economies of the non-urban communities in which our hospitals operate are often dependant on a small number of large employers, especially manufacturing or other facilities. These employers often provide income and health insurance for a disproportionately large number of community residents who may depend on our hospitals for care. The failure of one or more large employers, or the closure or substantial reduction in the number of individuals employed at manufacturing or other facilities located in or near many of the non-urban communities in which our hospitals operate, could cause affected employees to move elsewhere for employment or lose insurance coverage that was otherwise available to them. The occurrence of these events may cause a material reduction in our revenue or impede our business strategies intended to generate organic growth and improve operating results at our hospitals. Any material change in the current demographic, economic, competitive or regulatory conditions in any of our markets could affect our overall business results adversely because of the significance of our operations in each of these markets to our overall operating performance. Moreover, because of the concentration of our revenue in a limited number of markets, our business is less diversified and, accordingly, is subject to greater regional risk than that of some of our larger competitors.
If our access to licensed information systems is interrupted or restricted, or if we are not able to integrate changes to our existing information systems or information systems of acquired hospitals, our operations could suffer.
     Our business depends significantly on effective information systems to process clinical and financial information. Information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information processing technology. We rely heavily on an affiliate of HCA Holdings, Inc. (“HCA”) and another third-party vendor for information systems. These two parties provide us with our primary financial, clinical, revenue cycle management, patient accounting and network information services. HCA’s primary business is to own and operate hospitals, not to provide information systems. We do not control these systems, and if these systems fail or are interrupted, if our access to these systems is limited in the future or if these parties develop systems more appropriate for the urban healthcare market and not suited for our hospitals, our operations could suffer.
     System conversions are costly, time consuming and disruptive for physicians and employees. Should we decide or be required to convert away from systems provided by third parties, such implementation would be very costly and could have a material adverse effect on our business, financial condition and results of operations.
     In addition, as new information systems are developed in the future, we will need to integrate them into our existing systems. Evolving industry and regulatory standards, such as HIPAA and EHR regulations, may require changes to our information systems in the future. For example, the HITECH Act, contains a number of provisions that significantly expand the reach of HIPAA. Among other things, the HITECH Act (i) created new security breach notification requirements for covered entities (ii) extended the HIPAA security provisions to business associates, and (iii) increased a patient’s ability to restrict access to his or her protected health information. We may not be able to integrate new systems or changes required to our existing systems or systems of acquired hospitals in the future effectively or on a cost-efficient basis.

     Additionally, as required by ARRA, the United States Department of Health and Human Services (“HHS”) is in the process of developing and implementing an incentive payment program for eligible hospitals and healthcare professionals that adopt and meaningfully use certified EHR technology. If our hospitals and employed professionals are unable to meet the requirements for participation in the incentive payment program, we will not be eligible to receive incentive payments that could offset some of the costs of implementing EHR systems. Further, beginning in 2015, eligible hospitals and professionals that fail to demonstrate meaningful use of certified EHR technology will be subject to reduced payments from Medicare. Failure to implement EHR systems effectively and in a timely manner could have a material adverse effect on our financial position and results of operations.
We may be subject to liabilities for professional liability and other claims brought against our facilities.
     We may be liable for damages to persons or property arising from occurrences at our hospitals. We maintain casualty, professional and general liability insurance through Auriga Insurance Group (“Auriga”), a wholly-owned subsidiary of our parent, Capella Holdings, Inc. (“Holdings”), in amounts and with deductibles that we believe to be appropriate for our operations. Our reserves for professional and general liability claims and workers compensation claims are based upon independent third-party actuarial calculations, which consider historical claims data, demographic considerations, severity factors and other actuarial assumptions in determining reserve estimates. If the assumptions underlying the third-party actuarial calculations prove to be materially different from actual claims brought against us, our reserves may be insufficient. We also carry excess layers should a claim exceed Auriga’s aggregate cap. If we become subject to claims, however, our insurance coverage (i) may not cover all successful professional and general liability claims brought against us or (ii) continue to be available at a cost allowing us to maintain adequate levels of insurance. If one or more successful claims against us were not covered by or exceeded the coverage of our insurance, we could be affected adversely.
Future capital commitments, acquisitions or joint ventures may require significant resources, may be unsuccessful or could expose us to unforeseen liabilities.
     As part of our growth strategy, we may pursue acquisitions or joint ventures of hospitals or other related healthcare facilities and services. These acquisitions or joint ventures may involve significant cash expenditures, debt incurrence, additional operating losses and expenses that could have a material adverse effect on our business, financial condition and results of operations. Acquisitions or joint ventures involve numerous risks, including:
•	difficulty and expense of integrating acquired operations into our business;

•	diversion of management’s time from existing operations;

•	potential loss of key employees or physicians of acquired facilities; and

•	assumption of the liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for failure to comply with healthcare regulations.
     In connection with the transaction in 2007 pursuant to which we lease Muskogee Regional Medical Center, we agreed to make at least $28 million in general capital expenditures at that facility during the first five years following the closing. As of December 31, 2010, we had made related capital expenditures of approximately $23.9 million in the aggregate since the closing of that transaction. For the six months ended June 30, 2011, we made additional related capital expenditures of approximately $1.2 million. Therefore, we remain obligated for $2.9 million in expenditures pursuant to our agreement. We intend to satisfy our obligation to make additional capital expenditures within the agreed period. A failure to make the required capital expenditures could increase the costs of compliance by subjecting us to claims for breach of these obligations.
     We cannot assure you that we will succeed in obtaining financing for acquisitions or joint ventures at a reasonable cost, or that such financing will not contain restrictive covenants that limit our operating flexibility. Further, volatility and disruption of the capital and credit markets and adverse changes in the U.S. and global economies may further impact our ability to access both available and affordable financing. We also may be unable to operate acquired hospitals profitably or succeed in achieving improvements in their financial performance.

     Additionally, many states, including some where we have hospitals and others where we may in the future attempt to acquire hospitals, have adopted legislation regarding the sale or other disposition of hospitals operated by not-for-profit entities. In other states that do not have specific legislation, the attorneys general have demonstrated an interest in these transactions under their general obligations to protect charitable assets from waste. These legislative and administrative efforts focus primarily on the appropriate valuation of the assets divested and the use of the sale proceeds by the not-for-profit seller. These review and approval processes can add time to the consummation of an acquisition of a not-for-profit hospital, and future actions on the state level seriously could delay or even prevent future acquisitions of not-for-profit hospitals. Furthermore, as a condition to approving an acquisition, the attorney general of the state in which the hospital is located may require us to maintain specific services, such as emergency departments, or to continue to provide specific levels of charity care, which may affect our decision to acquire or the terms upon which we acquire one of these hospitals.
If we fail to enhance our hospitals with the most recent technological advances in diagnostic and surgical equipment, our ability to maintain and expand our markets will be affected adversely.
     Technological advances with respect to computed axial tomography (CT), magnetic resonance imaging (MRI) and positron emission tomography (PET) equipment, as well as other equipment used in our facilities, are continually evolving. In an effort to provide high quality patient care and to compete with other healthcare providers, we must constantly evaluate our equipment needs and upgrade equipment as a result of technological improvements. Such equipment costs typically range from $1.0 million to $3.0 million, exclusive of construction or build-out costs. If we fail to remain current with the technological advancements of the medical community, our volumes and revenue may be impacted negatively.
Difficulties with major expansion projects may involve significant capital expenditures that could have an adverse impact on our liquidity.
     We may decide to construct major expansion projects to existing hospitals in order to achieve our growth objectives. Our ability to complete new expansion projects on budget and on schedule would depend on a number of factors, including, but not limited to:
•	our ability to control construction costs;

•	adverse weather conditions;

•	shortages of labor or materials;

•	our ability to obtain necessary licensing and other required governmental authorizations; and

•	other unforeseen problems and delays.
     As a result of these and other factors, we cannot assure you that if we decide to pursue major expansion projects we will not experience greater construction or other expansion costs than originally planned in connection with expansion projects.
State efforts to regulate the construction or expansion of healthcare facilities could impair our ability to operate and expand our operations.
     Some states, including the ones in which we operate, require healthcare providers to obtain prior approval, known as a certificate of need (“CON”), for the purchase, construction or expansion of healthcare facilities, to make certain capital expenditures or to make changes in services or bed capacity. In giving approval, these states consider the need for additional or expanded healthcare facilities or services. The failure to obtain any requested CON could impair our ability to operate or expand operations. Any such failure could, in turn, adversely affect our ability to attract patients to our facilities and grow our revenue, which would have an adverse effect on our results of operations.

The industry trend toward value-based purchasing may negatively impact our revenue.
     There is a trend in the healthcare industry toward value-based purchasing of healthcare services. These value-based purchasing programs include both public reporting of quality data and preventable adverse events tied to the quality and efficiency of care provided by facilities. Governmental programs, including Medicare and Medicaid, require hospitals to report certain quality data to receive full reimbursement updates. In addition Medicare does not reimburse for care related to certain preventable adverse events (also called “never events”). Many large commercial payors currently require hospitals to report quality data, and several commercial payors do not reimburse hospitals for certain preventable adverse events. Furthermore, we implemented a policy pursuant to which we do not bill patients or third-party payors for fees or expenses incurred as a result of certain preventable adverse events. We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. We are unable at this time to predict how this trend will affect our results of operations, but it could impact our revenue negatively.
A majority of the employees of Capital Medical Center and its related clinics are union members and subject to the terms of collective bargaining agreements.
     Capital Medical Center is currently a party to collective bargaining agreements with two local unions that represent all of the employees of that hospital with the exception of professional employees, managerial employees, confidential employees, guards and supervisors (as those terms are defined in the National Labor Relations Act). The terms of the collective bargaining agreements set forth certain criteria related to the hospital’s employment practices, seniority, hours of work and overtime, holidays, use and redemption of paid time off, extended illness bank, vacation scheduling, compensation, pay practice, health and non-health benefits, leaves of absence, grievance procedures, disability accommodations and the hospital’s drug and alcohol policies. If Capital Medical Center is unable to meet any such criteria, it could result in discussions with union representatives that could be costly and time-consuming for that facility. Furthermore, the terms of the collective bargaining agreements constrain our flexibility as general partner of Capital Medical Center with respect to certain employee issues. Other facilities could experience unionizing activity, which could increase our labor costs materially.
Our interest in Muskogee Regional Medical Center will expire at the end of the lease term.
     We currently lease or sublease Muskogee Regional Medical Center and related properties pursuant to a forty-year lease with Muskogee Medical Center Authority, which expires in 2047 (the “Muskogee Lease”). Under the terms of the Muskogee Lease, Muskogee Regional Medical Center and related properties will automatically revert to the Muskogee Medical Center Authority or the City of Muskogee, as applicable, upon the expiration or termination of the Muskogee Lease. The Muskogee Lease also grants the Muskogee Medical Center Authority the option to purchase some or all of the assets owned by us and used in connection with the operation of Muskogee Regional Medical Center and related properties in the event the Lease expires or is terminated. Upon the expiration or termination of the Muskogee Lease, our interest in Muskogee Regional Medical Center and related properties will cease.
GTCR indirectly controls us and may have conflicts of interest with us or you in the future.
     GTCR owns 80.1% of Holdings common stock, which in turn owns 100% of the outstanding shares of Capella’s common stock. GTCR elects a majority of the board of directors of Holdings and Capella and controls all matters affecting us, including any determination with respect to:
•	our direction and policies;

•	the acquisition and disposition of assets;

•	future issuances of common stock, preferred stock or other securities;

•	our future incurrence of debt; and

•	any dividends on our common stock or preferred stock.

     The interests of GTCR could conflict with the interests of holders of the notes. If we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our equity holders might conflict with those of the holders of the notes. In addition, GTCR may have an interest in pursuing acquisitions, divestitures, financings or other transactions, that, in its judgment, could enhance its equity investment even though such transactions might involve risks to the holders of the notes. In addition, GTCR is in the business of making investments in companies and may from time to time acquire interests in businesses that directly or indirectly compete with our business.
Our hospitals are subject to potential responsibilities and costs under environmental laws that could lead to material expenditures or liability.
     We are subject to various federal, state and local environmental laws and regulations, including those relating to the protection of human health and the environment. We could incur substantial costs to maintain compliance with these laws and regulations. To our knowledge, we have not been and are not currently the subject of any investigations relating to noncompliance with environmental laws and regulations. We could become the subject of future investigations, which could lead to fines or criminal penalties if we are found to be in violation of these laws and regulations. The principal environmental requirements and concerns applicable to our operations relate to proper management of hazardous materials, hazardous waste and medical waste, above-ground and underground storage tanks, operation of boilers, chillers and other equipment, and management of building conditions, such as the presence of mold, lead-based paint or asbestos. Our hospitals engage independent contractors for the transportation and disposal of hazardous waste, and we require that our hospitals be named as additional insureds on the liability insurance policies maintained by these contractors.
     We also may be subject to requirements related to the remediation of substances that have been released into the environment at properties owned or operated by us or our predecessors or at properties where substances were sent for off-site treatment or disposal. These remediation requirements may be imposed without regard to fault, and liability for environmental remediation can be substantial.
Risks Related to the Notes
Our substantial indebtedness could affect our financial condition adversely and our ability to fulfill our obligations under the notes.
     As of June 30, 2011, our total consolidated indebtedness was approximately $494.6 million. Our indebtedness could have important consequences to you, including:
•	making it more difficult for us to satisfy our obligations with respect to the notes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring that a portion of our cash flow from operations be used for the payment of interest on our debt, thereby reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the healthcare industry; and

•	placing us at a competitive disadvantage to our competitors that have less indebtedness.
     For example, we and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture and the ABL do not fully prohibit us or our subsidiaries from doing so. Our ABL provides commitments of up to $100.0 million (not giving effect to any outstanding letters of credit, which would reduce the amount available under our ABL), of which approximately $70.0 million would have been available for future borrowings as of June 30, 2011. In addition, we may seek to increase the borrowing availability under the ABL. All of those borrowings would be senior and secured, and as a result, would be effectively senior to the notes and the guarantees of the notes by the guarantors. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up. This may have the effect of reducing the amount of proceeds paid to you in any of these events. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could increase.
Our business and financial results depend on our ability to generate sufficient cash flow to service our debt or refinance our indebtedness on commercially reasonable terms.
     Our ability to make payments on and to refinance our debt and fund planned expenditures depends on our ability to generate cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations or that future borrowings will be available to us under the ABL in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. We cannot assure you that we will be able to refinance our borrowing arrangements or any other outstanding debt on commercially reasonable terms or at all. Refinancing our borrowing arrangements could cause us to:
•	pay interest at a higher rate;

•	be subject to additional or more restrictive covenants than currently provided in our debt agreements; and

•	grant additional security interests in our assets.
     Our inability to generate sufficient cash flow to service our debt or refinance our indebtedness on commercially reasonable terms would have a material adverse effect on our business, financial condition and results of operations.
Operating and financial restrictions in our debt agreements limit our operational and financial flexibility.
     The ABL and the indenture under which the notes are issued contain a number of significant covenants that, among other things, restrict our ability to:
•	incur additional indebtedness or issue preferred stock;

•	pay dividends on or make other distributions or repurchase our capital stock or make other restricted payments;

•	make investments;

•	enter into certain transactions with affiliates;

•	issue dividends or other payments from restricted subsidiaries to Holdings or other restricted subsidiaries;

•	create liens;

•	designate our subsidiaries as unrestricted subsidiaries; and

•	sell certain assets or merge with or into other companies or otherwise dispose of all or substantially all of our assets.
     In addition, under the ABL, we are required to satisfy and maintain specified financial ratios and tests. Events beyond our control may affect our ability to comply with those provisions, and we may not be able to meet those ratios and tests. The breach of any of these covenants would result in a default under the ABL and the lenders could elect to declare all amounts borrowed under the ABL, together with accrued interest, to be due and payable and could proceed against the collateral securing that indebtedness. Because borrowings under the ABL are secured by certain of our assets and certain assets of our subsidiaries, borrowings under the ABL are superior in right of payment to the notes to the extent of the assets securing the ABL. If any of our indebtedness were to be accelerated, our assets may not be sufficient to repay in full that indebtedness and the notes.
     Under the ABL, when (and for as long as) the availability under the ABL is less than a specified amount for a certain period of time, or if an event of default has occurred and is continuing, funds deposited into any of our depository accounts will be transferred on a daily basis into a blocked account with the administrative agent and applied to prepay loans under the asset-based revolving credit facility and, if an event of default has occurred and is continuing, to cash collateralize letters of credit and swingline loans issued thereunder and certain other contingent obligations arising in connection with the ABL.
     Our capital expenditure and acquisition strategy requires substantial capital resources. The building of new hospitals and the operations of our existing hospitals and newly acquired hospitals require ongoing capital expenditures for construction, renovation, expansion and the addition of medical equipment and technology. More specifically, we are currently, and may in the future be, contractually obligated to make significant capital expenditures relating to the facilities we acquire. Also, construction costs to build new hospitals are substantial. Our debt agreements may restrict our ability to incur additional indebtedness to fund these expenditures.
     A breach of any of the restrictions or covenants in our debt agreements could cause a cross-default under other debt agreements. A significant portion of our indebtedness then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. If any senior debt is accelerated, our assets may not be sufficient to repay in full such indebtedness and our other indebtedness.
As a holding company, we rely on payments from our subsidiaries in order for us to make payments on the notes.
     We are a holding company with no significant operations of our own. Because our operations are conducted through our subsidiaries, we depend on dividends, loans, advances and other payments from our subsidiaries in order to allow us to satisfy our financial obligations. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts to us, whether by dividends, loans, advances or other payments. The ability of our subsidiaries to pay dividends and make other payments to us depends on their earnings, capital requirements and general financial conditions and is restricted by, among other things, applicable corporate and other laws and regulations as well as, in the future, agreements to which our subsidiaries may be a party.
A subsidiary guarantee could be voided or subordinated because of federal bankruptcy law or comparable state law provisions.
     Our obligations under the notes are guaranteed by substantially all of our existing domestic restricted subsidiaries. Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, one or more of the subsidiary guarantees could be voided or claims against a subsidiary guarantor could be subordinated to all other debts of that subsidiary guarantor if, among other things, the subsidiary guarantor, at the time it incurred the indebtedness evidenced by its subsidiary guarantee:
•	incurred the guarantee with the intent of hindering, delaying or defrauding current or future creditors; or

•	received less than reasonably equivalent value or fair consideration for the incurrence of the subsidiary guarantee and:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the subsidiary guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay its debts as they mature.
     In addition, any payment by that subsidiary guarantor pursuant to its subsidiary guarantee could be voided and required to be returned to the subsidiary guarantor or to a fund for the benefit of the creditors of the subsidiary guarantor.

     The measure of insolvency for purposes of fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:
•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.
     We cannot be sure which standards a court would use to determine whether or not the subsidiary guarantors were solvent at the relevant time, or, regardless of the standard the court uses, that the issuance of the subsidiary guarantee would not be voided or the subsidiary guarantee would not be subordinated to that subsidiary guarantor’s other debt. If the subsidiary guarantees were legally challenged, any subsidiary guarantee could also be subject to the claim that the obligations of the applicable subsidiary guarantor were incurred for less than fair consideration, since the subsidiary guarantee was incurred for our benefit and only indirectly for the benefit of the subsidiary guarantor. Although each guarantee limited as necessary to prevent that guarantee from constituting a fraudulent conveyance under applicable law, this provision may not be effective to protect the guarantees from being voided under the fraudulent transfer laws described above.
     A court could thus void the obligations under the subsidiary guarantee or subordinate the subsidiary guarantee to the applicable subsidiary guarantor’s other debt or take other action detrimental to holders of the notes.
We may be unable to repurchase the notes if we experience a change of control.
     If we experience a change of control, as that term is defined in the indenture governing the notes, we will be required to offer to purchase all of the notes. Any such offer would need to comply with any applicable regulations under federal securities laws, including Rule 14e-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our failure to repay holders tendering notes upon a change of control will result in an event of default under the notes. The events that constitute a change of control, or an event of default, under the notes may also result in an event of default under the ABL, which may result in the acceleration of that indebtedness requiring us to repay that indebtedness immediately. The lenders under the ABL may have the right to prohibit any such purchase or redemption, in which event we will seek to obtain waivers from the required lenders under the ABL, but may not be able to do so. If a change of control were to occur, we cannot assure you that we would have sufficient funds to repay debt outstanding under the ABL or to purchase the notes. We expect that we would require additional financing from third parties to fund any such purchases, and we cannot assure you that we would be able to obtain financing on satisfactory terms or at all.
We cannot assure you that an active trading market will develop for the exchange notes, which may reduce their market price.
     We do not intend to apply for a listing of the exchange notes on a securities exchange or on any automated dealer quotation system. There is currently no established market for the outstanding notes or for the exchange notes and we cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities.
     We cannot assure you that an active market for the exchange notes will develop or, if developed, that it will continue. Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market, if any, for the exchange notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your exchange notes. Also, the future trading prices of the exchange notes will depend on many factors, including:
•	our operating performance and financial condition;

•	our ability to complete the exchange offer to exchange the outstanding notes for the exchange notes;

•	the interest of securities dealers in making a market in the exchange notes; and

•	the market for similar securities.
Volatile trading prices may require you to hold the notes for an indefinite period of time.
     If a market develops for the notes, the notes may trade at prices higher or lower than their initial offering price. The trading price would depend on many factors, such as prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial fluctuation in the prices of these securities. Disruptions of this type could have an adverse effect on the price of the notes. You should be aware that you may be required to bear the financial risk of an investment in the notes for an indefinite period of time.
Not all of our subsidiaries guarantee our obligations under the notes, and the assets of the non-guarantor subsidiaries may not be available to make payments on the notes.
     Our present and future unrestricted subsidiaries, and our subsidiaries that are less than wholly-owned, are not guarantors of the notes. Payments on the notes are only required to be made by the subsidiary guarantors and us. As a result, no payments are required to be made from the assets of subsidiaries that do not guarantee the notes, unless those assets are transferred by dividend or otherwise to us or a subsidiary guarantor.
     The notes are subordinated structurally to any existing and future preferred stock, indebtedness and other liabilities of any of our subsidiaries that do not guarantee the notes, even if such obligations do not constitute senior indebtedness. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness, including their trade creditors and other obligations, including any preferred stock, will be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As a result, the notes are effectively subordinated to all the liabilities of the non-guarantor subsidiaries.
     Our less than wholly-owned subsidiaries also may be subject to restrictions on their ability to distribute cash to in their financing or other agreements and, as a result, we may not be able to access their cash flows to service their respective debt obligations, including in respect of the notes.
If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.
     Any default under the agreements governing our indebtedness, including a default under the ABL that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flows and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including the ABL), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the ABL could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against the assets securing the ABL, and we could be forced into bankruptcy or liquidation.
     If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders under the ABL to avoid being in default. If we breach our covenants under the ABL and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under the ABL, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation.

The notes are not secured and, therefore, effectively are subordinated to all of our existing and future secured indebtedness.
     The notes are not secured by any of our assets or any assets of our subsidiaries. In the event of a bankruptcy or similar proceeding involving us or our subsidiaries, the assets which serve as collateral securing the indebtedness of such entities will be available to satisfy their obligations under any secured indebtedness they presently have or may incur in the future. Moreover, the indenture governing the notes will permit us to incur additional indebtedness that is secured.
If a bankruptcy petition were filed by or against us, holders of notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the notes.
     If a bankruptcy petition were filed by or against us under the U.S. Bankruptcy Code after the issuance of the notes, the claim by any holder of the notes for the principal amount of the notes may be limited to an amount equal to the sum of:
•	the original issue price for the notes; and

•	that portion of the original discount that does not constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code.
     Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Under the U.S. Bankruptcy Code, the holders of notes would only have the right to receive interest accruing after the commencement of a bankruptcy proceeding to the extent that the value of the collateral securing the notes and the guarantees (after taking into account all prior liens on such collateral) exceeds the claim of the holders of notes for principal and pre-petition interest on the notes. Accordingly, holders of the notes under these circumstances may receive a lesser amount than they would be entitled to under the terms of the indenture governing the notes, even if sufficient funds are available.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Certain statements made in this prospectus, as well as information included in oral statements or other written statements made, or to be made, by our management, contain, or will contain, disclosures that are forward-looking statements. Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as “may,” “will,” “expect,” “believe,” “intend,” “plan,” “estimate,” “project,” “continue,” “should” and other comparable terms. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of risks and uncertainties, including those set forth below, which could significantly affect our current plans and expectations and future financial condition and results and there can be no assurance that the plan or expectation will be achieved or accomplished.
     Except as required by law, we undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors are cautioned against relying on such forward-looking statements when evaluating the information presented in this prospectus or included in oral statements or other written statements.
     While it is not possible to identify all of these factors, we continue to face many risks and uncertainties that could cause actual results to differ from those forward-looking statements, including:
•	the effects of the Affordable Care Act on our financial position and results of operations;

•	our substantial indebtedness and adverse changes in credit markets impacting our ability to receive timely additional financing on terms acceptable to us to fund our acquisition strategy and capital expenditure needs;

•	risks inherent to the healthcare industry, including the impact of unforeseen changes in regulation and the potential adverse impact of government investigations, liabilities and other claims asserted against us;

•	economic downturn resulting in efforts by federal and state healthcare programs and managed care companies to reduce reimbursement rates for our services;

•	potential competition that alters or impedes our acquisition strategy by decreasing our ability to acquire additional inpatient facilities on favorable terms;

•	our ability to comply with applicable licensure and accreditation requirements;

•	our ability to comply with extensive laws and government regulations related to billing, physician relationships, adequacy of medical care and licensure;

•	our ability to retain key employees who are instrumental to our successful operations;

•	our ability to integrate and improve successfully the operations of acquired inpatient facilities;

•	our ability to maintain favorable and continuing relationships with physicians and other healthcare professionals who use our inpatient facilities;

•	our ability to ensure confidential information is not inappropriately disclosed and that we are in compliance with federal and state health information privacy standards;

•	our ability to comply with federal and state governmental regulation covering healthcare-related products and services on-line, including the regulation of medical devices and the practice of medicine and pharmacology;

•	our ability to obtain adequate levels of general and professional liability insurance;

•	future trends for pricing, margins, revenue and profitability remain difficult to predict in the industries that we serve; and

•	negative press coverage of us or our industry that may affect public opinion.

     We caution you that the factors listed above, as well as the risk factors included elsewhere in this prospectus, may not be exhaustive. In particular, information included under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” contains forward-looking statements. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict such new risk factors nor can we assess the impact, if any, of such new risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those expressed or implied by any forward-looking statements.

USE OF PROCEEDS
     We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement. In consideration for issuing the exchange notes as contemplated by this prospectus, we will receive outstanding notes in a like principal amount. The form and terms of the exchange notes are substantially identical to the form and terms of the outstanding notes, except the exchange notes have been registered under the Securities Act and will not contain restrictions on transfer or registration rights. Outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and will not be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our capitalization.

RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, respectively. For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes plus fixed charges. Fixed charges are defined as interest expense, plus amortized premiums, discounts and capitalized expenses related to indebtedness, plus an estimate of the interest within rental expense. Earnings were insufficient to cover fixed charges by approximately $24.7 million for the year ended December 31, 2008, $10.8 million for the year ended December 31, 2010 and $13.5 million for the six months ended June 30, 2010.

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
Ratio of earnings to fixed charges	1.1x	1.1x	N/A	1.2x	N/A	N/A	1.2x

CAPITALIZATION
     The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2011. The information in this table is unaudited and should be read in conjunction with “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

As of June 30, 2011
(Unaudited)
(In millions)
Cash and cash equivalents	$28.0

Debt:
Revolving Loans	$—
ABL	—
9 1/4% Senior Notes due 2017(1)	500.0

Total debt	$500.0
Stockholder’s deficit	$(44.3)

Total capitalization	$455.7

(1)	Excludes effect of $6.3 million discount upon original issuance.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA
     The following table sets forth our selected historical consolidated financial and operating data as of the dates indicated and for the periods indicated. The selected historical consolidated financial data as of December 31, 2008, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010, other than “Operating Data,” have been derived from our audited historical consolidated financial statements and related notes included elsewhere in this prospectus, which have been audited by Ernst & Young LLP. The selected historical consolidated financial data as of December 31, 2006 and 2007 and for the two years ended December 31, 2006 and 2007, other than “Operating Data,” have been derived from our historical consolidated financial statements audited by Ernst & Young LLP that are not included herein. The selected historical consolidated financial data as of June 30, 2011 and for the six-month periods ended June 30, 2010 and 2011, other than “Operating Data,” have been derived from our unaudited historical consolidated financial statements and related notes included elsewhere in this prospectus. As a result of our rapid growth through numerous acquisitions, our operating results for the periods presented are not directly comparable.
     The selected historical consolidated financial and operating data set forth below should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

						Six Months
	Year Ended December 31,					Ended June 30,
	2006	2007	2008(11)	2009	2010	2010(12)	2011(12)
		(Dollars in millions, except for operating data)
Statement of Operations Data:
Net revenue	$211.8	$305.6	$702.4	$813.9	$869.5	$426.5	$422.2
Costs and expenses:
Salaries and benefits (includes stock compensation of $-, $0.1, $0.3, $0.1, $0.1, $0.2 and $0.2, respectively)	92.7	134.8	304.7	346.9	359.7	178.1	186.2
Supplies	30.2	42.7	96.8	109.7	119.6	58.7	61.2
Provision for bad debts	16.1	28.4	81.1	111.3	136.2	64.4	40.0
Other operating expenses	44.5	55.3	137.8	150.3	158.3	75.0	84.3
Depreciation and amortization	13.2	17.8	33.7	37.8	37.1	18.3	18.6
Interest, net	14.2	23.9	50.4	48.5	48.4	23.0	25.4
Management fee to related party	0.1	0.2	0.2	0.2	0.2	0.1	0.1
Loss on refinancing	—	—	22.4	—	20.8	20.8	—

Total costs and expense	211.0	303.1	727.1	804.7	880.3	438.4	415.8

Income (loss) from continuing operations before income taxes	0.8	2.5	(24.7)	9.2	(10.8)	(11.9)	6.4
Income taxes	—	0.9	5.5	2.2	3.2	1.6	1.8

Income (loss) from continuing operations	0.8	1.6	(30.2)	7.0	(14.0)	(13.5)	4.6
Income (loss) from discontinued operations, net of income taxes	—	—	(1.9)	(4.5)	(0.2)	(0.1)	0.1

Net income (loss)	$0.8	$1.6	$(32.1)	$2.5	$(14.2)	$(13.6)	$4.7

Less: Net income attributable to noncontrolling interests	—	—	0.5	0.9	1.5	0.7	1.0

Net income (loss) attributable to Capella Healthcare, Inc.	$0.8	$1.6	$(32.6)	$1.6	$(15.7)	$(14.3)	$3.7

Other Financial Data:
Purchases of property and equipment, net	$(8.7)	$(9.6)	$(19.8)	$(22.1)	$(26.1)	$(10.8)	$(13.9)
Net cash provided by operating activities	13.7	21.9	35.7	35.6	65.9	20.0	22.3
Net cash used in investing activities	(19.7)	(147.7)	(337.1)	(16.3)	(23.8)	(16.1)	(42.1)
Net cash provided by (used in) financing activities	(0.3)	125.2	307.8	(6.1)	(13.4)	(5.4)	(0.5)
Adjusted EBITDA(1)	28.4	44.4	82.0	95.7	95.7	50.3	50.5
Operating Data(2):
Number of hospitals at end of each period(3)	4	5	13	13	13	13	13
Licensed beds(4)	513	842	1,799	1,745	1,745	1,745	1,745
Admissions(5)	15,064	22,508	47,815	50,728	50,682	25,701	25,348
Adjusted admissions(6)	26,999	40,816	93,468	101,405	104,023	51,366	51,984
Net revenue per adjusted admission	$7,847	$7,488	$7,515	$8,026	$8,354	$8,303	$8,122
Patient days(7)	76,398	110,431	219,281	232,359	231,568	117,383	118,460
Average length of stay (days)(8)	5.1	4.9	4.6	4.6	4.6	4.6	4.7
Occupancy rate (licensed beds)(9)	40.8%	35.9%	33.3%	36.5%	36.4%	37.2%	37.5%

	As of December 31,					As of June 30,
	2006	2007	2008(11)	2009	2010	2011
		(Dollars in millions, except for operating data)
Balance Sheet Data:
Cash and cash equivalents	$0.6	$—	$6.4	$19.6	$48.3	$28.0
Property, plant and equipment	163.6	245.0	475.9	461.7	450.7	446.0
Total assets	247.0	395.8	745.5	756.3	767.8	777.0
Long-term debt, including current portion	154.9	242.3	487.7	484.5	494.1	494.6
Working capital(10)	22.0	32.2	90.1	97.3	119.2	99.1

(1)	“EBITDA,” a measure used by management to evaluate operating performance, is defined as net income plus (i) provision for income taxes, (ii) interest expense and (iii) depreciation and amortization. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and other debt service requirements. Management believes EBITDA is helpful in highlighting trends because EBITDA excludes the results of decisions that are outside the control of operating management and that can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

“Adjusted EBITDA” is defined as EBITDA plus (i) net income attributable to noncontrolling interests, (ii) loss on refinancing, (iii) loss from discontinued operations and (iv) management fee to related party, if any, for the applicable period. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting adjusted EBITDA are appropriate to provide additional information to investors about the impact of certain noncash items, unusual items that we do not expect to continue at the same level in the future and other items.

The following table presents a reconciliation to provide a more detailed analysis of these non-GAAP performance measures:

						Six Months Ended
	Year Ended December 31,					June 30,
	2006	2007	2008	2009	2010	2010	2011
	(Dollars in millions)
Net income (loss)	$0.8	$1.6	$(32.6)	$1.6	$(15.7)	$(14.3)	$3.7
Plus taxes	—	0.9	5.5	2.2	3.2	1.6	1.8
Plus net interest expense and deferred financing costs	14.2	23.9	50.4	48.5	48.4	23.0	25.4
Plus depreciation and amortization	13.2	17.8	33.7	37.8	37.1	18.3	18.6

EBITDA	$28.2	$44.2	$57.0	$90.1	$73.0	$28.6	$49.5

Plus net income attributable to noncontrolling interests	$—	$—	$0.5	$0.9	$1.5	$0.7	$1.0
Plus loss on refinancing	—	—	22.4	—	20.8	20.8	—
Plus (income) loss from discontinued operations	—	—	1.9	4.5	0.2	0.1	(0.1)
Plus management fee to related party	0.1	0.2	0.2	0.2	0.2	0.1	0.1

Adjusted EBITDA	$28.3	$44.4	$82.0	$95.7	$95.7	$50.3	$50.5

(2)	The operating data set forth in this table includes all facilities that are consolidated for financial reporting purposes as of the end of each period presented.

(3)	For the year ended December 31, 2008, Woodland Medical Center is included through June 30, 2008, when it was moved to discontinued operations.

(4)	Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency regardless of actual use.

(5)	Represents the number of patients admitted for inpatient treatment.

(6)	General measure of combined inpatient and outpatient volume. We computed adjusted admissions by multiplying admissions by gross patient revenue and then dividing that number by gross inpatient revenue.

(7)	Represents the total number of days of care provided to inpatients.

(8)	Represents the average number of days admitted patients stay in our hospitals.

(9)	Represents the percentage of hospital licensed beds occupied by patients. We calculated occupancy rate percentages by dividing the average daily number of inpatients by the weighted average licensed beds.

(10)	We define working capital as current assets minus current liabilities.

(11)	Effective March 1, 2008, we acquired nine hospitals and their affiliated businesses from CHS.

(12)	The comparability of our results of operations for the three and six months ended June 30, 2011 compared to the three and six months ended June 30, 2010 is impacted by the change in our uninsured discount policy, effective January 1, 2011, as more thoroughly explained under “Critical Accounting Policies.” The change in the uninsured discount policy effectively shifts a portion of our expenses previously classified as provision for bad debts to revenue deductions, thereby resulting in lower net revenue and lower bad debt expense for the six months ended June 30, 2011 as compared to the six months ended June 30, 2010. Had the uninsured discount policy been in place effective January 1, 2010, the revenue and bad debt expenses would have been as follows:

	Net Revenue	Provision for Bad Debts
	Six Months Ended	Six Months Ended
	June 30, 2010	June 30, 2010
	(In millions)
Historical results of operations as presented	$426.5	$64.4
Uninsured discount impact of pro forma change in policy	(30.6)	(30.6)

Pro forma results of operations	$395.9	$33.8

The following table reflects the results of operations for the three months ended June 30, 2010 on a pro forma basis for the change in our uninsured discounts policy:

	Six Months Ended June 30, 2010
	(Dollars in millions)
	Amount	%
Net revenue	$395.9	100.0%
Costs and expenses:
Salaries and benefits	178.1	45.0
Supplies	58.7	14.8
Provision for bad debts	33.8	8.5
Other operating expenses	75.0	19.0
Depreciation and amortization	18.3	4.6
Interest, net	23.0	5.8
Management fee to related party	0.1	—
Loss on refinancing	20.8	5.3

Total costs and expenses	407.8	103.0

Loss from continuing operations before income taxes	(11.9)	(3.0)
Income taxes	1.6	0.4

Loss from continuing operations	(13.5)	(3.4)
Loss from discontinued operations, net of taxes	(0.1)	—

Net loss	$(13.6)	(3.4)

Less: Net income attributable to non-controlling interests	0.7	0.2

Net loss attributable to Capella Healthcare, Inc.	$(14.3)	(3.6)%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion and analysis of our financial condition and results of operations includes periods through June 30, 2011. You should read the following discussion of our financial condition and results of operations with “Selected Historical Consolidated Financial and Operating Data” and the audited and unaudited historical consolidated financial statements and accompanying notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements.
Executive Overview
     We are a provider of general and specialized acute care, outpatient and other medically necessary services in our primarily non-urban communities. We provide these services through a portfolio of acute care hospitals and complementary outpatient facilities and clinics. As of June 30, 2011, we operated 13 acute care hospitals (12 of which we own and one of which we lease pursuant to a long-term lease) comprised of 1,745 licensed beds in Arkansas, Alabama, Missouri, Oklahoma, Oregon, Tennessee and Washington. We are focused on enabling our facilities to maximize their potential to deliver high quality care in a patient-friendly environment. We invest our financial and operational resources to establish and support services that meet the needs of our communities. We seek to achieve our objectives by providing exceptional quality care to our patients, establishing strong local management teams, physician leadership groups and hospital boards, developing deep physician and employee relationships and working closely with our communities.
     Effective July 1, 2011, we completed the acquisition of a 60% interest in Cannon County Hospital, LLC, which owns and operates DeKalb Community Hospital in Smithville, Tennessee and Stones River Hospital in Woodbury, Tennessee. The acquisition was funded on June 30, 2011, with an effective date of July 1, 2011. We own majority interests in the two hospitals and manage each of the hospitals pursuant to a management agreement.
     Effective July 1, 2011, we completed the acquisition of GP Surgery Center, LLC, a surgery center located in Lawton, Oklahoma (“Great Plains Surgery Center”).
Operating Environment
     We believe that the operating environment for healthcare providers continues to evolve, which presents both challenges and opportunities for us. In order to remain competitive in the markets we serve, we must conform our strategies not only to accommodate the changing operating environment, but also for competitive reasons. These factors will require continued focus on quality of care initiatives. As consumers become more involved in their healthcare decisions, we believe perceived quality of care will become an even greater factor in determining where physicians choose to practice and where patients choose to receive care. In the following paragraphs we discuss both current and future challenges that we face and our strategies to address them proactively.
     Impact of Healthcare Reform
     The Affordable Care Act dramatically alters the United States healthcare system and is intended to decrease the number of uninsured Americans and reduce the overall cost of healthcare. The Affordable Care Act attempts to achieve these goals by, among other things, requiring most Americans to obtain health insurance, expanding Medicare and Medicaid eligibility, reducing Medicare and Medicaid payments, including DSH payments, expanding the Medicare program’s use of value-based purchasing programs and tying hospital payments to the satisfaction of certain quality criteria. The Affordable Care Act also contains several Medicare payment and delivery system innovations, including the establishment of a Medicare Shared Savings Program to promote accountability and coordination of care through the creation of accountable care organizations (“ACOs”) and the establishment of pilot programs related to bundled payment for post-acute care. Under the bundled post-acute care pilot program, Medicare would pay one bundled payment for acute, inpatient hospital services, physician services, outpatient hospital services, and post-acute care services for an episode of care that begins three days prior to a hospitalization and spans 30 days following discharge. The Affordable Care Act requires the Secretary of HHS to expand the pilot program if it achieves the stated goals of reducing spending while improving or not reducing quality. The pilot program will be established by January 1, 2013, and expanded, if appropriate, by January 1, 2016.

     Under the ACO Medicare Shared Savings Program, organizations known as ACOs would enter into a contract with the Secretary of the HHS in which the ACO agrees to be accountable for the overall care of its Medicare beneficiaries, to have adequate participation of primary care physicians, to define processes to promote evidence-based medicine, to report on quality and costs, and to coordinate care. ACOs that meet quality and efficiency standards would be allowed to share in the cost savings they achieve for the Medicare program. On March 31, 2011, CMS released proposed ACO regulations setting forth the parameters of ACO contracts and payments under the Medicare Shared Savings Program. The proposed rules outline certain key characteristics of an ACO, including the scope and length of an ACO’s contract with CMS, the required governance of an ACO, the assignment of Medicare beneficiaries to an ACO, the payment models under which an ACO can share in cost savings, and the quality and other reporting requirements expected of an ACO. Under the proposed regulations, patient and provider participation in ACOs will be voluntary. We will continue to monitor developments in the proposed ACO regulations. We cannot predict if the proposed ACO rules will be adopted or, if adopted, if they will be adopted in their current form. These regulations are subject to comment and may contain significant revisions when they are released in final form.
     The Affordable Care Act also contains a number of measures that are intended to reduce fraud and abuse in the Medicare and Medicaid programs, such as requiring the use of RACs in the Medicaid program, expanding the scope of the federal False Claims Act and generally prohibiting physician-owned hospitals from increasing the total percentage of physician ownership or increasing the aggregate number of operating rooms, procedure rooms, and beds for which they are licensed.
     As part of the effort to control or reduce healthcare spending, the Affordable Care Act places a number of significant requirements and limitations on the exception to the federal physician self-referral prohibition, commonly known as the Stark Law, that allows physicians to have ownership interests in hospitals (the “Whole Hospital Exception”). Among other things, the Affordable Care Act prohibits hospitals from increasing the percentage of the total value of the ownership interest held in the hospital by physicians after March 23, 2010.
     Because a majority of the measures contained in the Affordable Care Act do not take effect until 2014, it is difficult to predict the impact the Affordable Care Act will have on us. In addition, there have been a number of challenges to the Affordable Care Act, and some courts have ruled that the requirement for individuals to carry health insurance or the Affordable Care Act in its entirety is unconstitutional. Several bills have been and will likely continue to be introduced in Congress to repeal or amend all or significant provisions of the Affordable Care Act. It is difficult to predict the full impact of the Affordable Care Act because of its complexity, lack of implementing regulations and interpretive guidance, gradual and potentially delayed implementation, pending court challenges, and possible repeal and/or amendment, as well as the inability to foresee how individuals and businesses will respond to the choices afforded them by the Affordable Care Act. Depending on further legislative developments, how the pending court challenges are resolved, and how the Affordable Care Act is ultimately interpreted and implemented, it could have an adverse effect on our business, financial condition and results of operations.
     Medicare and Medicaid Reimbursement
     Medicare payment methodologies have been, and can be expected to continue to be, significantly revised based on cost containment and policy considerations. CMS has already begun to implement some of the Medicare reimbursement reductions required by the Affordable Care Act. These revisions will likely be more frequent and significant as more of the Affordable Care Act’s changes and cost-saving measures become effective.
     On July 1, 2011, CMS issued the proposed OPPS rates for CY 2012. Under the proposed rule, the market basket update for CY 2012 for hospitals under the OPPS would be 1.5%, which represents a 2.8% market basket update, reduced by a 1.2% multifactor productivity adjustment and a 0/1% adjustment, both of which are required by the Affordable Care Act. Hospitals that submit quality data in accordance with the Hospital Outpatient Quality Data Reporting Program will receive the full 1.5% market basket update, and those that do not submit quality data will receive a -0.5% update. In addition, CMS has proposed a 0.6% reduction to the payment rates for non-cancer OPPS hospitals to offset the adjustment to cancer hospital payments. When combined with the estimated 0.2% payment increase that is needed to ensure budget neutrality in connection with the proposed transition to full use of CMHC data for CMHC partial hospital program per diem payment rates, CMS anticipates that the proposed rule would increase payment rates for hospital outpatient services provided in non-cancer hospitals by 1.1% in CY 2012.

     As part of the proposed rule, CMS is also considering a number of quality-related provisions. CMS has proposed to add nine quality measures to the current list of 23 measures to be reported by hospital outpatient departments, bringing to the total number of measures to 32 that are to be reported for purposes of the CY 2014 payment determination. In addition, CMS has proposed to expand the measure included in the Hospital Value-Based Purchasing Program (the “VBP Program”) in FFY 2014 by adding on additional clinical process of care measure and has proposed to establish the performance periods, standards and weighting scheme for the VBP Program.
     On August 1, 2011, CMS issued Medicare IPPS final rule for FFY 2012, which begins on October 1, 2011. Under the final rule, hospitals that report quality data under the IQR Program will receive a 1.0% payment rate increase for inpatient hospital stays paid under the IPPS and hospitals that do not report quality data will receive 1% decrease in payment rates. The 1% net increase is a compilation of a 1.9% base increase, a (2.0)% documentation and coding adjustment to recoup the effects of increased aggregate payments resulting from the adoption of MS-DRGs, and a positive 1.1% adjustment to negate the misapplication of a budget neutrality adjustment between FFYs 1999-2006. The final rate increase also reflects a (2.9)% adjustment as part of a two year process to recoup overpayments resulting from the conversion to the MS-DRG system. However, because the adjustment is non-cumulative, it does not yield any change compared to the FFY 2011 reimbursement rates.
     In addition, the rule contains several provisions intended to strengthen the relationship between payment and quality of service. First, the rule adopts a number of policies as part of the Hospital Readmissions Reduction Program, established by the Affordable Care Act, which requires a reduction in Medicare payments to hospitals with excess readmissions for certain conditions. Second, the rule expands the quality measures that hospitals must report in FFYs 2014 and 2015 to avoid a 2.0% payment reduction under the IQR Program by, among other things, increasing the number of measures to be reported to 76. Finally, the rule expands the list of measures CMS has proposed to adopt for the VBP Program.
     Hospitals that treat a disproportionately large number of low-income patients currently receive additional payments from Medicare in the form of DSH payments. DSH payments are determined annually based upon certain statistical information defined by CMS and are calculated as a percentage add-on to the MS-DRG payments. This percentage varies, depending on several factors that include the percentage of low-income patients served. The recent health reform legislation contains certain changes to the DSH formula, including a change that would give greater weight to the amount of uncompensated care provided by a hospital than it would to the number of low- income patients treated.
     As authorized by the Affordable Care Act, HHS issued its final rule on April 29, 2011 launching the VBP Program. The VBP Program begins in October 2012 and provides that hospitals will be paid for inpatient acute care services based on quality of care measures as specifically set forth by CMS. The quality measures focus on how closely hospitals follow best clinical practices and how well hospitals enhance patients’ experiences of care. Hospitals will receive points on each measure based on the higher of (i) their level of achievement relative to an established standard or (ii) their improvement in performance from their performance during a prior baseline period. Each hospital’s combined scores on all the measures will be translated into value-based incentive payments for inpatient discharges occurring on or after October 1, 2012. For scoring on achievement, hospitals will be measured based on how much their current performance differs from all other hospitals’ baseline period performance. For scoring on improvement, hospitals will be assessed based on how much their current performance changes from their own baseline period performance. CMS will calculate a total performance score for each hospital by combining the greater of its achievement or improvement points on each measure to determine a score for each of the two domains that will be measured. Hospitals that receive higher total performance scores will receive higher incentive payments than those that receive lower total performance scores. CMS will notify each hospital of the estimated amount of its value-based incentive payment for FFY 2013 at least 60 days prior to October 1, 2012, and will notify each hospital of the exact amount of its value-based incentive payment on November 1, 2012. We have implemented, and will continue to implement, expanded clinical quality initiatives, such as those described below under the subheading “ — Implementation of our Clinical Quality Initiatives.” Although we believe that our quality initiatives will enable us to quality for incentive payments, we cannot predict the impact that the implementation of the VBP Program will have on our revenue and results of operations.

     There is considerable pressure on governmental payors, managed Medicare/Medicaid payors and commercial managed care payors to control costs by either reducing or limiting increases in reimbursement to healthcare providers or limiting benefits to enrollees. The current economic downturn has magnified these pressures. Lower than expected tax collections resulting from higher unemployment and depressed consumer spending have resulted in budget shortfalls for most states, including those in which we operate. Additionally, the demand for Medicaid coverage has increased as a result of job losses that have left many individuals without health insurance. To balance their budgets, many states have adopted, or may be considering, legislation that is intended to reduce Medicaid coverage and program eligibility, enroll Medicaid recipients in managed care programs, and/or impose additional taxes on hospitals to help finance or expand their Medicaid programs. During the six months ended June 30, 2011 and 2010, Medicaid and managed Medicaid programs accounted for approximately 13.2% and 12.3%, respectively, of our net revenue. Managed care payors also face economic pressures during periods of economic weakness as a result of lower enrollment resulting from higher unemployment rates and the inability of individuals to afford private insurance coverage. These payors may respond to these challenges by reducing or limiting increases to healthcare provider reimbursement rates or reducing benefits to enrollees. During the six months ended June 30, 2011 and 2010, we recognized approximately 37.3% and 38.3%, respectively, of our net revenue from managed care payors. If we do not receive increased payor reimbursement rates from governmental or managed care payors that cover the increasing cost of providing healthcare services to our patients or if governmental payors defer payments to our hospitals, our margins could deteriorate, which could adversely effect our financial condition, results of operations and cash flows.
     On August 2, 2011, Congress passed the Budget Control Act (the “BCA”), which raised the federal debt ceiling and made spending cuts of roughly the same amount. Under the BCA, the Joint Select Committee on Deficit Reduction is tasked with reducing the federal deficit by an additional $1.5 trillion by December 23, 2011. If the joint committee fails to approve a bill or Congress does not enact the recommendations, a number of cuts will be automatically “triggered”, which could result in approximately a 2% reduction in Medicare reimbursement rates for providers. We cannot predict whether the joint committee will recommend spending cuts to federal health care programs and, if it does, whether Congress will actually enact their recommendations or whether the automatic cuts will be triggered by Congress’s failure to act and if the automatic cuts are triggered, what the actual reductions in reimbursement will be to hospitals or other providers. Any reduction in provider reimbursement rates under federal health care programs could have a material adverse effect on our financial condition and results of operations.
     Pay for Performance Reimbursement
     Many payors, including Medicare and several large managed care organizations, currently require hospital providers to report certain quality measures in order to receive the full amount of payment increases that were awarded automatically in the past. For federal fiscal year 2010, Medicare expanded the number of quality measures to be reported to 47, compared to 43 during federal fiscal year 2009. Many large managed care organizations have developed quality measurement criteria that are similar to or even more stringent than these Medicare requirements. While current Medicare guidelines and contracts with most managed care payors provide for reimbursement based upon the reporting of quality measures, we believe significant payors will utilize the quality measures to determine reimbursement rates for hospital services. We have developed key processes and infrastructure that we believe enable us to meet or exceed the current established quality guidelines. We plan to continue to invest in quality initiatives and technology in order to meet the quality demands of our payors in the future.
     Implementation of our Clinical Quality Initiatives
     The integral component of responding to each of the challenge areas previously discussed is quality of care. We have implemented many of our expanded clinical quality initiatives and are in the process of implementing several others. These initiatives include the following:

•	review of the current CMS quality indicators;

•	mock Joint Commission surveys conducted by a third-party;

•	implementation of hourly nursing rounds;

•	alignment of hospital management incentive compensation with quality and satisfaction indicators;

•	feedback from our LPLGs, NPLG, and PAG;

•	hospital board and medical staff oversight of patient safety and quality of care; and

•	investment in clinical technology.

     Physician Alignment
     Our ability to attract skilled physicians to our hospitals is critical to our success. Coordination of care and alignment of care strategies between hospitals and physicians will become more critical as reimbursement becomes more episode-based. We have physician recruitment goals with primary emphasis on recruiting physicians specializing in family practice, internal medicine, general surgery, oncology, obstetrics and gynecology, cardiology, neurology, orthopedics and inpatient hospital care (hospitalists). To provide our patients access to the appropriate physician resources, we actively recruit physicians to the communities served by our hospitals through employment agreements, relocation agreements or physician practice acquisitions. We invest in the infrastructure necessary to coordinate our physician alignment strategies and manage our physician operations. The costs associated with recruiting, integrating and managing a large number of new physicians will have a negative impact on our operating results and cash flows in the near term. However, we expect to realize improved clinical quality and service expansion capabilities from this initiative that will impact our operating results positively over the long term.
     Cost Pressures
     In order to demonstrate a highly reliable environment of care, we must hire and retain nurses who share our ideals and beliefs with respect to delivering high quality patient care and who have access to the training necessary to implement our clinical quality initiatives. While the national nursing shortage has abated somewhat during the last year, the nursing workforce remains volatile. As a result, we expect continuing pressures on nursing salaries and benefits. These pressures include base wage increases, demands for flexible working hours and other increased benefits as well as higher nurse-to-patient ratios. In addition, inflationary pressures and technological advancements and increased acuity continue to drive supply costs higher. We implemented multiple supply chain initiatives, including consolidation of low-priced vendors, established value analysis teams and coordinated quality of care efforts to encourage group purchasing contract compliance.
     Adoption of Electronic Health Records
     The Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, was enacted into law on February 17, 2009 as part of the American Recovery and Reinvestment Act of 2009, or the ARRA. The HITECH Act includes provisions designed to increase the use of electronic health records, or EHR, by both physicians and hospitals. We intend to comply with the EHR meaningful use requirements of the HITECH Act in time to qualify for the maximum available Medicare and Medicaid incentive payments. Our compliance will result in significant costs including professional services focused on successfully designing and implementing our EHR solutions along with costs associated with the hardware and software components of the project. During the three and six months ended June 30, 2011, we recognized $1.9 million in revenue related to Estimated Medicaid EHR incentive payments. We continue to refine our budgeted costs and the expected reimbursement improvements associated with our EHR initiatives and have the potential to recognize additional revenue from EHR incentive payments in the later part of 2011. We currently estimate that at a minimum the total costs incurred to comply will be recovered through this initiative.
Revenue/Volume Trends
     Our revenue depends upon inpatient occupancy levels, outpatient procedures, ancillary services and therapy programs as well as our ability to negotiate appropriate payment rates for services with third-party payors and our ability to achieve quality metrics to maximize payment from our payors.
     Sources of Revenue
     The primary sources of our revenue include various managed care payors, including managed Medicare and managed Medicaid programs, the traditional Medicare program, various state Medicaid programs, commercial health plans and patients themselves. We are typically paid less than our gross charges, regardless of the payor source, and report net revenue to reflect contractual adjustments and other allowances required by managed care providers and federal and state agencies.
     The following table sets forth the percentages of net patient revenue by payor for the years ended December 31, 2008, 2009 and 2010 and the three months and six months ended June 30, 2010 and 2011:

				Three Months		Six Months
	Year Ended December 31,			Ended June 30,		Ended June 30,
	2008	2009	2010	2010	2011	2010	2011
Medicare(1)	36.1%	39.1%	36.0%	40.2%	39.5%	40.5%	39.7%
Medicaid(1)	8.3	9.6	12.0	13.2%	12.8%	12.3%	13.2%
Managed Care and Other	43.4	38.3	36.1	36.8%	37.5%	38.3%	37.3%
Self-pay	12.2	13.0	15.9	9.8%	10.2%	8.9%	9.8%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes net patient revenue received under managed Medicare or managed Medicaid programs.

     Impact of Current Economic Environment
     We continue to experience volume pressure based on reduced demand for inpatient healthcare services and increased competition for patients. The recent economic downturn impacted healthcare and many other industries negatively. While many healthcare services are considered non-discretionary in nature, certain services including elective procedures and other non-emergent services may be deferred or canceled by patients when they are suffering personal financial hardship or have a negative outlook on the general economy. Continually high unemployment results in high numbers of uninsured patients, and employer cost reduction programs may result in a higher level of co-pays and deductible limits for patients. Governmental payors and managed care payors may reduce reimbursement paid to hospitals and other healthcare providers to address economic and regulatory pressures. We believe a more severe economic downturn could have an adverse impact on our revenue whether in the form of payor mix shifts from managed care to uninsured or Medicaid, additional charity care, lower patient volumes, lower collection rates of patient co-pay and deductible balances or a combination of such factors. We expect our volumes to improve over the long-term as a result of our quality of care, physician recruitment and service line expansion initiatives. In addition, in a number of our markets, the population growth of a key age category that demands more hospital services is near or exceeds the national average. We cannot determine when we will realize the benefits of our long-term strategies.
     Payor Reimbursement Trends
     In addition to the volume factors described above, patient mix, acuity factors and pricing trends affect our net revenue. Net revenue per adjusted admission was $8,026 and $8,359 for the years ended December 31, 2009 and 2010, respectively. This increase reflects: (i) an increase in the average acuity of our services provided as evidenced by an increase of 3.1% in our Medicare case mix index, which refers to the acuity or severity of illness of an average Medicare patient at our hospitals, to 1.35 as compared to 1.31 in the prior year; (ii) favorable managed care contract pricing negotiations; (iii) Medicare hospital market basket increases; (iv) the impact from price increases; and (v) the impact from new provider tax programs in a number of the states in which we operate. However, as a result of consolidation of managed care plans and federal and state efforts to decrease Medicare and Medicaid spending, our ability to recognize improved reimbursement above or equal to rates recognized in previous periods could become more difficult.
     Net revenue per adjusted admission was $8,303 and $8,122 for the six months ended June 30, 2010 and 2011, respectively. Adjusted for the change, effective January 1, 2011, in the uninsured discount policy described below under “Critical Accounting Policies,” pro forma net revenue per adjusted admission for the six months ended June 30, 2010 was $7,707. The increase in net revenue per adjusted admission for the six months ended June 30, 2011 over pro forma for the same period in 2010 was 5.4%. This increase reflects: (i) an increase in the average acuity of our services provided as evidenced by an increase of 0.7% in our Medicare case mix index, which refers to the acuity or severity of illness of an average Medicare patient at our hospitals, to 1.37 as compared to 1.36 in the prior year; (ii) favorable managed care contract pricing negotiations; (iii) Medicare hospital market basket increases; (iv) the impact of price increases, and (v) the impact of provider tax programs in states in which we operate. However, as a result of consolidation of managed care plans and federal and state efforts to decrease Medicare and Medicaid spending, our ability to recognize improved reimbursement above or equal to rates recognized in previous periods could become more difficult.
     We cannot assure you that future reimbursement rates, even if improved, will cover potential increases in the cost of providing healthcare services to our patients.
     Accounts Receivable Collection Risks Leading to Increased Bad Debts
     Similar to others in the hospital industry, we have a significant amount of self-pay receivables (including co-payments and deductibles from insured patients), and collecting these receivables may become more difficult if economic conditions worsen. The following table provides a summary of our accounts receivable payor class mix as of December 31, 2008, 2009 and 2010 and June 30, 2011:

December 31, 2008	0-90 Days	91-180 Days	Over 180 Days	Total
Medicare(1)	21.3%	0.7%	0.6%	22.6%
Medicaid(1)	6.8	0.6	0.7	8.1
Managed Care and Other	21.3	2.3	1.4	25.0
Self-Pay(2)	12.4	11.5	20.4	44.3

Total	61.8%	15.1%	23.1%	100.0%

December 31, 2009	0-90 Days	91-180 Days	Over 180 Days	Total
Medicare(1)	21.5%	0.5%	0.3%	22.3%
Medicaid(1)	5.8	0.4	0.4	6.6
Managed Care and Other	20.3	1.6	1.1	23.0
Self-Pay(2)	14.2	11.7	22.2	48.1

Total	61.8%	14.2%	24.0%	100.0%

December 31, 2010	0-90 Days	91-180 Days	Over 180 Days	Total
Medicare(1)	22.0%	0.4%	0.3%	22.7%
Medicaid(1)	6.2	0.7	0.5	7.4
Managed Care and Other	18.7	1.6	1.0	21.3
Self-Pay(2)	13.6	12.4	22.6	48.6

Total	60.5%	15.1%	24.4%	100.0%

June 30, 2011	0-90 Days	91-180 Days	Over 180 Days	Total
Medicare(1)	24.9%	0.7%	0.4%	26.0%
Medicaid(1)	6.6	0.5	0.6	7.7
Managed Care and Other	18.6	1.9	0.9	21.4
Self-Pay(2)	10.1	8.5	26.3	44.9

Total	60.2%	11.6%	28.2%	100.0%

(1)	Includes net patient revenue received under managed Medicare or managed Medicaid programs.

(2)	Includes both uninsured as well as estimated co-payment and deductible amounts from insured patients.

     The volume of self-pay accounts receivable remains sensitive to a combination of factors, including price increases, acuity of services, higher levels of insured patient co-payments and deductibles, economic factors and the increased difficulties of uninsured patients who do not qualify for charity care programs to pay for escalating healthcare costs. We have implemented a number of practices to mitigate bad debt expense and increase collections, including increased focus on upfront cash collections, incentive plans for our hospitals’ financial counselors and registration personnel, increased focus on payment plans with non-emergent patients, among other efforts. Despite these practices, we believe bad debts will remain a significant risk for us and the rest of the hospital industry in the near term.
Critical Accounting Policies
     The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts and related disclosures. We consider an accounting estimate to be critical if:

•	It requires assumptions to be made that were uncertain at the time the estimate was made; and

•	Changes in the estimate or different estimates that could have been made could have a material impact on our consolidated results of operations or financial condition.

     Revenue and Revenue Deductions
     We recognize net revenue during the period the healthcare services are provided based upon estimated amounts due from payors. We record contractual adjustments to our gross charges to reflect expected reimbursement negotiated with or prescribed by third-party payors. We estimate contractual adjustments and allowances based upon payment terms set forth in managed care health plan contracts and by federal and state regulations. For the majority of our net revenue, we apply contractual adjustments to patient accounts at the time of billing using specific payor contract terms entered into the accounts receivable systems, but in some cases we record an estimated allowance until payment is received. If our estimated contractual adjustments as a percentage of gross revenue had been 1% higher for all insured accounts, our net revenue would have been reduced by approximately $31.0 million and $16.6 million for the year ended December 31, 2010 and the six months ended June 30, 2011, respectively. We derive most of our net revenue from healthcare services provided to patients with Medicare (including managed Medicare plans) or managed care insurance coverage.
     Services provided to Medicare patients are generally reimbursed at prospectively determined rates per diagnosis, while services provided to managed care patients are generally reimbursed based upon predetermined rates per diagnosis, per diem rates or discounted fee-for-service rates. Medicaid reimbursements vary by state. Other than Medicare and Medicaid, no individual payor represents more than 10% of our net revenue.
     Medicare regulations and many of our managed care contracts are often complex and may include multiple reimbursement mechanisms for different types of services provided in our healthcare facilities. To obtain reimbursement for certain services under the Medicare program, we must submit annual cost reports and record estimates of amounts owed to or receivable from Medicare. These cost reports include complex calculations and estimates related to indirect medical education, disproportionate share payments, reimbursable Medicare bad debts and other items that are often subject to interpretation that could result in payments that differ from recorded estimates. We estimate amounts owed to or receivable from the Medicare program using the best information available and our interpretation of the applicable Medicare regulations. We include differences between original estimates and subsequent revisions to those estimates (including final cost report settlements) in our consolidated statements of operations in the period in which the revisions are made. Net adjustments for the final third-party settlements increased net revenue and income from continuing operations before income taxes by $2.8 million, $4.4 million, and $0.6 million during the years ended December 31, 2008, 2009 and 2010, respectively.
     Net adjustments for final third-party settlements increased net revenue and income from continuing operations before income taxes by $0.9 million and $0.2 million for the six months ended June 30, 2010 and 2011, respectively. Additionally, updated regulations and contract negotiations with payors occur frequently, which necessitates continual review of revenue estimation processes by management. Management believes that future adjustments to its current third-party settlement estimates will not materially impact our results of operations, cash flows or financial position.
     We do not pursue collection of amounts due from uninsured patients that qualify for charity care under our guidelines (currently those uninsured patients whose incomes are equal to or less than 200% of the current federal poverty guidelines set forth by HHS). We deduct charity care accounts from gross revenue when we determine that the account meets our charity care guidelines. We also provide discounts from billed charges and alternative payment structures for uninsured patients who do not qualify for charity care but meet certain other minimum income guidelines, primarily those uninsured patients with incomes between 200% and 500% of the federal poverty guidelines. Charity care deductions reduced gross revenue by $11.7 million, $15.7 million and $18.6 million during the years ended December 31, 2008, 2009 and 2010, respectively, and $8.5 million and $9.8 million during the six months ended June 30, 2010 and 2011, respectively.

     Insurance Reserves
     We are self-insured for substantially all of the medical expenses and benefits of our employees. Our reserve for employee medical benefits primarily reflects the current estimate of incurred but not reported losses, based upon an actuarial calculation.
     Given the nature of our operating environment, we are subject to potential medical malpractice lawsuits and other claims as part of providing healthcare services. To mitigate a portion of this risk, we maintain insurance through Auriga in sufficient amounts for malpractice claims, subject to a self-insured retention per occurrence. Auriga has re-insurance for malpractice claims which cover additional amounts in the aggregate. Our reserves for professional and general liability claims are based upon independent actuarial calculations, which consider historical claims data, demographic considerations, severity factors and other actuarial assumptions in determining reserve estimates. Our reserve estimates are discounted to present value using a 3.0% discount rate.
     We are also subject to potential workers’ compensation claims as part of providing healthcare services. To mitigate a portion of this risk, we maintain insurance for individual workers’ compensation claims exceeding approximately $250,000 per occurrence and $5.0 million in the aggregate per year. Our hospital facility located in the State of Washington and our two facilities located in Oklahoma participate in state-specific programs rather than our established program. Our reserve for workers’ compensation is based upon an independent third-party actuarial calculation, which considers historical claims data, demographic considerations, development patterns, severity factors and other actuarial assumptions. Our reserve estimates are undiscounted and are revised on an annual basis. Our reserve for workers’ compensation claims reflects the current estimate of all outstanding losses, including incurred but not reported losses, based upon an actuarial calculation.
     Our expense for professional and general liability claims and workers’ compensation claims each year includes: the actuarially determined estimate of losses for the current year, including claims incurred but not reported (“IBNR”); the change in the estimate of losses for prior years based upon actual claims development experience as compared to prior actuarial projections; amortization of the insurance premiums for losses in excess of our self-insured retention level; the administrative costs of the insurance program; and interest expense related to the discounted portion of the liability.
     The following tables summarize our claims loss and claims payment information during the years ended December 31, 2008, 2009 and 2010 and our professional and general liability reserve balances (including the current portions of such reserves) as of December 31, 2009 and 2010.

	Year Ended
	December 31,
	2008	2009	2010
	(In millions)
Accrual for general and professional liability claims at January 1	$2.1	$5.4	$9.7
Expense (income) related to(1):
Current accident year	3.7	4.4	4.9
Prior accident years	—	0.9	(0.4)

Total incurred loss and loss expense	3.7	5.3	4.5

Paid claims and expenses related to:
Current accident year	0.1	0.1	0.2
Prior accident years	0.3	0.9	1.6

Total paid claims and expense	0.4	1.0	1.8

Accrual for general and professional liability claims at December 31	$5.4	$9.7	$12.4

(1)	Total expense, including premiums for insured coverage, was $10.7 million, $10.9 million and $11.8 million for the years ended December 31, 2008, 2009 and 2010, respectively.

     Our estimate of professional and general liability and workers compensation IBNR utilizes statistical confidence levels that are below 75%. Using a higher statistical confidence level, while not permitted under GAAP, would increase the estimated reserve. The following table illustrates the sensitivity of the reserve estimates at 75% and 90% confidence levels:

	Professional and	Workers
	General Liability	Compensation
	(In millions)
December 31, 2008 reserve:
As Reported	$5.4	$2.4
With 75% Confidence Level	6.5	2.6
With 90% Confidence Level	8.2	3.0
December 31, 2009 reserve:
As Reported	$9.7	$2.0
With 75% Confidence Level	11.4	2.4
With 90% Confidence Level	14.1	2.8
December 31, 2010 reserve:
As Reported	$12.4	$2.7
With 75% Confidence Level	13.8	2.8
With 90% Confidence Level	17.1	3.3
     If our estimate of the number of unpaid days of employee health claims expense changed by five days, our employee health IBNR estimate would change by approximately $0.4 million.

     Income Taxes
     We believe that our income tax provisions are accurate and supportable, but certain tax matters require interpretations of tax law that may be subject to future challenge and may not be upheld under tax audit. To reflect the possibility that all of our tax positions may not be sustained, we maintain tax reserves that are subject to adjustment as updated information becomes available or as circumstances change. We record the impact of tax reserve changes to our income tax provision in the period in which the additional information, including the progress of tax audits, is obtained.
     We assess the realization of our deferred tax assets to determine whether an income tax valuation allowance is required. Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be verified objectively, we determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The factors used in this determination include the following:

•	cumulative losses in recent years;

•	income/losses expected in future years;

•	unsettled circumstances that, if favorably resolved, would adversely affect future operations;

•	availability, or lack thereof, of taxable income in prior carryback periods that would limit realization of tax benefits;

•	carryforward period associated with the deferred tax assets and liabilities; and

•	prudent and feasible tax planning strategies.

     In addition, financial forecasts used in determining the need for or amount of federal and state valuation allowances are subject to changes in underlying assumptions and fluctuations in market conditions that could significantly alter our recoverability analysis and thus have a material adverse effect on our consolidated financial condition, results of operations or cash flows. Effective January 1, 2009, we adopted the provisions of Financial Accounting Standards Board (“FASB”) authoritative guidance regarding income tax uncertainties. No tax adjustment was required upon adoption of this authoritative guidance. Under these provisions, we elected to classify interest paid on an underpayment of income taxes and related penalties as a component of income tax expense.

     Long-Lived Assets and Goodwill
     Long-lived assets, including property, plant and equipment and amortizable intangible assets, comprise a significant portion of our total assets. We evaluate the carrying value of long-lived assets when impairment indicators are present or when circumstances indicate that impairment may exist under the provisions of FASB authoritative guidance regarding the impairment or disposal of long-lived assets. When management believes impairment indicators may exist, projections of the undiscounted future cash flows associated with the use of and eventual disposition of long-lived assets held for use are prepared. If the projections indicate that the carrying values of the long-lived assets are not recoverable, we reduce the carrying values to fair value. For long-lived assets held for sale, we compare the carrying values to an estimate of fair value less selling costs to determine potential impairment. Our business comprises a single operating reporting unit for impairment of long-lived assets. These impairment tests are heavily influenced by assumptions and estimates that are subject to change as additional information becomes available. Given the relatively few number of hospitals we own and the significant amounts of long-lived assets attributable to those hospitals, an impairment of the long-lived assets could materially adversely impact our operating results or financial position.
     Goodwill also represents a significant portion of our total assets. We review goodwill for impairment annually at October 1 or more frequently if certain impairment indicators arise under the provisions of FASB authoritative guidance regarding goodwill and other intangible assets. Our business comprises a single operating unit for impairment of goodwill. We review our carrying value of the consolidated net assets to the net present value of our estimated discounted future cash flows. If the carrying value exceeds the net present value of estimated discounted future cash flows, an impairment indicator exists and an estimate of the impairment loss is calculated. The fair value calculation includes multiple assumptions and estimates, including the projected cash flows and discount rates applied. Changes in these assumptions and estimates could result in goodwill impairment that could materially adversely impact our financial position or results of operations.
     We did not incur any impairment charges during the years ended December 31, 2008, 2009 or 2010 and the six months ended June 30, 2011.
     Allowance for Doubtful Accounts and Provision for Doubtful Accounts
     Our ability to collect the self-pay portion of our receivables is critical to our operating performance and cash flows. Our allowance for doubtful accounts was approximately 51.6% and 45.5% of accounts receivable, net of contractual discounts, as of December 31, 2010 and June 30, 2011, respectively. Our additions to the allowance for doubtful accounts are made by means of the provision for doubtful accounts. Accounts written off as uncollectable are deducted from the allowance for doubtful accounts and subsequent recoveries are added. The amount of the provision for doubtful accounts is based upon our assessment of historical and expected net collections, business and economic conditions, trends in federal, state, and private employer healthcare coverage and other collection indicators. The provision for doubtful accounts and the allowance for doubtful accounts relate primarily to uninsured amounts (including copayment and deductible amounts from patients who have healthcare coverage) due directly from patients. We write off accounts when all reasonable internal and external collection efforts have been performed. We consider the return of an account from the primary external collection agency to be the culmination of our reasonable collection efforts and the timing basis for writing off the account balance. We rely on certain analytical tools, including (i) historical trended cash collections compared to net revenue less bad debt; (ii) total bad debt expense, charity care deductions and uninsured discounts as a percentage of self pay revenue; (iii) net days in accounts receivable; and (iv) the allowance for doubtful accounts as a percentage of total self pay accounts receivable. Adverse changes in general economic conditions, billing and collections operations, payor mix, or trends in federal or state governmental healthcare coverage could affect our collection of accounts receivable, cash flows and results of operations. If our uninsured accounts receivable as of June 30, 2011 were 1% higher, our provision for doubtful accounts would have increased by $1.0 million.
     Effective January 1, 2011, we adopted a uniform uninsured discount policy. Under this policy, all patients without insurance are provided a 60% discount from gross charges at the time of billing. The discount is reflected as a deduction from revenue in the determination of net revenue. The amount billed to the patient is subject to our customary collection process and, to the extent not collected, becomes subject to our policy governing our bad debt provision. Prior to January 1, 2011, each of our hospitals utilized a market-specific uninsured discount policy and in each case at an amount less than 60%.

Results of Operations
     Same-Hospital Operating Results and Data
     We present same-hospital results and operating data as a basis for measuring organic growth and results of operations. During periods in which we acquire or divest of hospitals, our same-hospital operating results and data will not be directly comparable to our consolidated results. For the two-year period ended December 2009, we are providing a summary of same-hospital operating results and data for the four hospitals we owned since 2005 and Muskogee Regional Medical Center, as these are the only five hospitals that we operated for the full 12 months in each period. For the two-year period ended December 2008, we are only providing same-hospital operating results and data for the four hospitals we owned since 2005 as these are the only hospitals we operated for the full 12 months in each period. Because our same-hospital operating results for these periods reflect results for less than half of our current hospitals and represent a relatively small number of facilities, same-hospital results for these periods can be disproportionately affected by the results of any one hospital. For example, the impact of the opening of a competing physician-owned hospital in our Muskogee, Oklahoma market in April 2009 materially affected the comparative same-hospital data in 2009 as compared to 2008. In addition, because of our short operating history and because we are in the early stages of implementing our operating initiatives and strategies at many of our hospitals, our consolidated and same-hospital operating results will not fully reflect some of these initiatives, including certain targeted capital investments to expand and enhance services, the benefits of our recent physician recruitment strategies and our recent cost savings actions.
     Our December 31, 2010 and 2009 same hospital data represents the first comparative period in which we owned all 13 of our hospitals for the full periods presented and, therefore, our same hospital results and consolidated data are the same for these periods.
     Selected Operating Statistics
     The following table presents summaries of results of operations for the three years ended December 31, 2008, 2009 and 2010 and the three-month and six-month periods ended June 30, 2010 and 2011.

				Three Months Ended		Six Months
	Year Ended December 31,			June 30,		Ended June 30,
	2008	2009	2010	2010	2011	2010	2011
			(In millions)
Net revenue	$702.4	$813.9	$69.5	$216.2	$213.7	$426.5	$422.2
Costs and expenses:
Salaries and benefits (includes stock compensation of $—, $0.1, $0.3, $0.1, $0.1, $0.2, and $0.2 respectively)	304.7	346.9	359.7	88.7	92.3	178.1	186.2
Supplies	96.8	109.7	119.6	29.5	30.7	58.7	61.2
Provision for bad debts	81.1	111.3	136.2	34.3	22.0	64.4	40.0
Other operating expenses	137.8	150.3	158.3	37.5	42.3	75.0	84.3
Depreciation and amortization	33.7	37.8	37.1	9.4	9.0	18.3	18.6
Interest, net	50.4	48.5	48.4	11.3	12.7	23.0	25.4
Management fee to related party	0.2	0.2	0.2	—	—	0.1	0.1
Loss on refinancing	22.4	—	20.8	20.8	—	20.8	—

Total costs and expense	727.1	804.7	880.3	231.5	209.0	438.4	415.8

Income (loss) from continuing operations before income taxes	(24.7)	9.2	(10.8)	(15.3)	4.7	(11.9)	6.4
Income taxes	5.5	2.2	3.2	0.8	0.9	1.6	1.8

Income (loss) from continuing operations	(30.2)	7.0	(14.0)	(16.1)	3.8	(13.5)	4.6
Income (loss) from discontinued operations, net of taxes	(1.9)	(4.5)	(0.2)	0.1	—	(0.1)	0.1

Net income (loss)	$(32.1)	$2.5	$(14.2)	$(16.0)	$3.8	$(13.6)	$4.7

Less: Net income attributable to noncontrolling interests	0.5	0.9	1.5	0.3	0.5	0.7	1.0

Net income (loss) attributable to Capella Healthcare, Inc.	$(32.6)	$1.6	$(15.7)	$(16.3)	$3.3	$(14.3)	$3.7

     The comparability of our results of operations for the three and six months ended June 30, 2011 compared to the three and six months ended June 30, 2010 is impacted by the change in our uninsured discount policy, effective January 1, 2011, as more thoroughly explained under “Critical Accounting Policies.” The change in the uninsured discount policy effectively shifts a portion of our expenses previously classified as provision for bad debts to revenue deductions, thereby resulting in lower net revenue and lower bad debt expense for the three and six months ended June 30, 2011 as compared to the three and six months ended June 30, 2010. Had the uninsured discount policy been in place effective January 1, 2010, the revenue and bad debt expenses would have been as follows:

	Net Revenue		Provision for Bad Debts
	Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
	June 30, 2010	June 30, 2010	June 30, 2010	June 30, 2010
	(In millions)
Historical results of operations as presented	$216.2	$426.5	$34.3	$64.4
Uninsured discount impact of pro forma change in policy	(16.8)	(30.6)	(16.8)	(30.6)

Pro forma results of operations	$199.4	$395.9	$17.5	$33.8

     The following table reflects the results of operations for the three and six months ended June 30, 2010 on a pro forma basis for the change in our uninsured discounts policy:

	Three Months Ended		Six Months Ended
	June 30, 2010		June 30, 2010
		(Dollars in millions)
	Amount	%	Amount	%
Net revenue	$199.4	100.0%	$395.9	100.0%
Costs and expenses:
Salaries and benefits	88.7	44.5	178.1	45.0
Supplies	29.5	14.8	58.7	14.8
Provision for bad debts	17.5	8.8	33.8	8.5
Other operating expenses	37.5	18.8	75.0	19.0
Depreciation and amortization	9.4	4.7	18.3	4.6
Interest, net	11.3	5.7	23.0	5.8
Management fee to related party	—	—	0.1	—
Loss on refinancing	20.8	10.4	20.8	5.3

Total costs and expenses	214.7	107.7	407.8	103.0

Loss from continuing operations before income taxes	(15.3)	(7.7)	(11.9)	(3.0)
Income taxes	0.8	0.4	1.6	0.4

Loss from continuing operations	(16.1)	(8.1)	(13.5)	(3.4)
Income (loss) from discontinued operations, net of taxes	0.1	—	(0.1)	—

Net loss	$(16.0)	(8.1)	$(13.6)	(3.4)

Less: Net income attributable to non-controlling interests	0.3	0.1	0.7	0.2

Net loss attributable to Capella Healthcare, Inc.	$(16.3)	(8.2)%	$(14.3)	(3.6)%

     Three Months Ended June 30, 2011 Compared to Three Months Ended June 30, 2010
     The following table compares key consolidated operating results and statistics for the three-month periods ended June 30, 2010 and 2011:

	Three Months Ended June 30,
	2010	2011	%Change
		(Unaudited)
	(Dollars in millions,
	except operating data)
Statement of Operations Data:
Net revenue	$216.2	$213.7	(1.2)%
Salaries and benefits	88.7	92.3	4.1
Supplies	29.5	30.7	4.1
Provisions for bad debts	34.3	22.0	(35.9)
Other operating expenses	37.5	42.3	12.8
Depreciation and amortization	9.4	9.0	(4.3)
Loss on refinancing	20.8	—	(100.0)
Operating Data:
Number of hospitals at end of each period	13	13	—
Admissions	12,750	12,450	(2.4)
Adjusted admissions(1)	25,968	25,962	—
Net revenue per adjusted admission	$8,326	$8,231	(1.1)
Average length of stay	4.6	4.7	2.2

(1)	General measure of combined inpatient and outpatient volume. We computed adjusted admissions by multiplying admissions by gross patient revenue and then dividing that number by gross inpatient revenue.

     Net revenue. Net revenue for the three months ended June 30, 2011 was $213.7 million, a decrease of $2.5 million, or 1.2%, over the same period last year. Net revenue for the three months ended June 30, 2011 increased by $14.3 million or 7.2% as compared to pro forma net revenue for the same period of the previous year after giving effect to the change in our uninsured discount policy. The increase in net revenue was affected favorably by (i) favorable managed care contract pricing negotiations, (ii) an average rate increase of approximately 6.0% in May 2010, and (iii) approximately $6.2 million in net revenue during the three months ended June 30, 2011 from provider tax programs in a number of the states in which we operate. For the three months ended June 30, 2010, we recognized $2.0 million in provider tax program revenue. In addition, during the three months ended June 30, 2011, we recognized $1.9 million in revenue related to Estimated Medicaid EHR incentive payments.
     Admissions for the three months ended June 30, 2011 decreased by 300 to 12,450, a decrease of 2.4%, and adjusted admissions decreased by six to 25,962, over the same period last year. The decrease in admissions was primarily because of decreases in volumes in the areas of surgical volumes and births, partially offset by increases in behavioral and rehabilitation volumes.
     We continue to implement multiple initiatives to transform our company’s operations to prepare for the future changes we expect to occur in the healthcare industry. This transformation process is built upon on our goal of providing ideal experiences for our patients and their families through clinical excellence, aligning nursing and physician interests to provide coordination of care and improving healthcare delivery efficiencies to provide quality outcomes without overutilization of resources. The success of these initiatives will determine our ability to increase revenue from our existing operations and to increase revenue through acquisitions of other hospitals.
     Costs and expenses. Total costs and expenses from continuing operations, exclusive of income taxes, were $209.0 million, or 97.8%, of net revenue for the three months ended June 30, 2011, compared to $214.7 million, or 107.7%, of net revenue on a pro forma basis for the same period last year. Salaries and benefits, supplies, and provision for bad debts represent the most significant of our normal costs and expenses and those that are typically subject to the greatest level of fluctuation period over period.
     Salaries and benefits. Salaries and benefits for the three months ended June 30, 2011 increased to $92.3 million, or 4.1%, from $88.7 million for the same period last year. Salaries and benefits as a percentage of pro forma net revenue decreased from 44.5% of pro forma net revenue for the three month periods ending June 30, 2010 to 43.2% of net revenue for the three months ended June 30, 2011. The increase in salaries and benefits was affected by the number of our employed physicians. The number of employed physicians increased by 13 from 139 at June 30, 2010 to 152 at June 30, 2011. As we continue to employ an increasing number of medical professionals, including physicians, we anticipate that salaries and benefits as a percentage of net revenue could increase in future periods. The increase in salaries and benefits was offset partially by a reduction of $2.0 million in contract labor.

     Supplies. Supplies for the three months ended June 30, 2011 increased to $30.7 million, or 4.1%, from $29.5 million for the same period last year. Supplies as a percentage of net revenue decreased to 14.4% for the three months ended June 30, 2011 compared to 14.8% on a pro forma basis for the same period last year. The increase in supplies expense was attributable to (i) an increase in the consumer price index adjustment on existing contracts under our group purchasing organization, (ii) an increase in pharmaceutical costs, and (iii) an increase in our orthopedic and cardiac business lines.
     Provision for bad debts. The provision for bad debts for the three months ended June 30, 2011 decreased to $22.0 million, or 35.9%, from $34.3 million for the same period last year. On a pro forma basis, the provision for bad debts increased by $4.5 million for the three months ended June 30, 2011, or 25.7%. The provision for bad debts as a percentage of pro forma net revenue increased to 10.3% for the three months ended June 30, 2011 from 8.8% for the same period last year. This increase was primarily attributable to an increase in our self-pay revenue and certain price increases. As an additional key measure of our fiscal performance, we have calculated the following ratio: the sum of (i) provision for bad debts, (ii) uninsured self-pay patient discounts and (iii) unrecognized revenue for charity and indigent care, divided by the sum of (x) net revenue, (y) uninsured self-pay patient discounts and (z) unrecognized revenue for charity and indigent care. We refer to this ratio as our Uncompensated Care Percentage. This ratio was determined to be 21.2% for the three-month period ended June 30, 2011 and, for the reasons stated above, represented an increase from 19.9% for the same period the prior year.
     Other operating expenses. Other operating expenses include, among other things, professional fees, repairs and maintenance, rents and leases, utilities, insurance, non-income taxes and physician income guarantee amortization. Other operating expenses for the three months ended June 30, 2011 increased to $42.3 million, or 12.8%, from $37.5 million for the same period last year and increased as a percentage of pro forma net revenue to 19.8% for the three months ended June 30, 2011 from 18.8% for the same period the prior year. The increase in other operating expenses was primarily attributable to an increase of $2.4 million in provider taxes from new provider tax programs in a number of the states in which we operate.
     Other. Depreciation and amortization decreased to $9.0 million for the three months ended June 30, 2011 from $9.4 million for the same period last year. Net interest for the three months ended June 30, 2011 increased to $12.7 million, or 12.4%, from $11.3 million for the same period last year. Net interest includes interest on the outstanding notes, interest on borrowings under our previous bank credit facility, interest on the unused portion of our ABL revolving credit facility, deferred loan cost amortization and the impact of the mark-to-market adjustments on the fair value of our interest rate hedge. The mark-to-market adjustments on our interest rate hedge represented expense of approximately $24,000 and income of $84,000 for the three months ended June 30, 2011 and 2010, respectively. The interest expense recorded on the swap instrument decreased by $0.2 million for the three months ended June 30, 2011 from the same period last year, as a result of the termination of our swap instrument in December 2010. Interest on the outstanding notes for the three months ended June 30, 2011 was $11.6 million, compared to $0.4 million for the three months ended June 30, 2010. Interest under our ABL was $0.2 million for the three months ended June 30, 2011. Interest on borrowings under our previous bank credit facility totaled $10.0 million for the three months ended June 30, 2010.
     Income taxes. Our effective tax rate from continuing operations was approximately 28.5% for the six months ended June 30, 2011 compared to (13.4)% for the same period last year.
     Six months ended June 30, 2011 Compared to Six months Ended June 30, 2010
     The following table compares key consolidated operating results and statistics for the six months ended June 30, 2010 and 2011.

	Six Months Ended June 30,
	2010	2011	%Change
	(Dollars in millions,
	except operating data)
Statement of Operations Data:
Net revenue	$426.5	$422.2	(1.0)%
Salaries and benefits	178.1	186.2	4.5
Supplies	58.7	61.2	4.3
Provisions for bad debts	64.4	40.0	(37.9)
Other operating expenses	75.0	84.3	12.4
Loss on refinancing	20.8	—	(100.0)
Depreciation and amortization	18.3	18.6	1.6
Operating Data:
Number of hospitals at end of each period	13	13	—
Admissions	25,701	25,348	(1.4)
Adjusted admissions	51,366	51,984	1.2
Net revenue per adjusted admission	$8,303	$8,122	(2.2)
Average length of stay	4.6	4.7	2.2

     Net revenue. Net revenue for the six months ended June 30, 2011 was $422.2 million, a decrease of $4.3 million, or 1.0%, over the six months ended June 30, 2010. Net revenue for the six months ended June 30, 2011 increased by $26.3 million, or 6.6% as compared to pro forma net revenue for the same period of the previous year after giving effect to the change in our uninsured discount policy. The increase in net revenue reflects (i) an increase in the average acuity of our services provided as evidenced by an increase of 0.7% in our Medicare case mix index to 1.37 as compared to 1.36 in the prior year; (ii) favorable managed care contract pricing negotiations; (iii) Medicare hospital market basket increase; and (iv) approximately $5.6 million in net revenue from provider tax programs in Alabama and Tennessee. For the six months ended June 30, 2010, we recognized $4.3 million in provider tax program revenue. In addition, during the three months ended June 30, 2011, we recognized $1.9 million in revenue related to Estimated Medicaid EHR incentive payments.
     Admissions for the six months ended June 30, 2011 decreased by 353 to 25,348, a decrease of 1.4%, and adjusted admissions increased by 618 to 51,984.
     Costs and expenses. Total costs and expenses from continuing operations, exclusive of income taxes, were $415.8 million or 98.5% of net revenue for the six months ended June 30, 2011, compared to $407.8 million or 103.0% of net revenue on a pro forma basis for the same period last year. Excluding the non-recurring loss on refinancing of $20.8 million incurred in connection with the offering of currently outstanding 9 1/4% Senior Notes due 2017 (the “9.25% Senior Notes”), total costs and expenses from continuing operations were 97.8% of net revenue for the six months ending June 30, 2010. Salaries and benefits, supplies, and provision for bad debts represent the most significant of our normal costs and expenses and those that are typically subject to the greatest level of fluctuation period over period.
     Salaries and benefits. Salaries and benefits for the six months ended June 30, 2011 increased to $186.2 million, or 4.5%, from $178.1 million for the six months ended June 30, 2010. Salaries and benefits as a percentage of pro forma net revenue decreased from 45.0% in 2010 to 44.1% in 2011. This ratio was affected negatively by the increase in the number of our employed physicians. The number of employed physicians increased from 139 at June 30, 2010 to 152 at June 30, 2011. Implementation of our quality initiatives also resulted in additional labor costs associated with training staff to utilize new clinical quality systems and additional hospital and corporate resources to monitor and manage quality indicators. The increase in salaries and benefits was offset partially by a reduction of $3.9 million in contract labor.
     Supplies. Supplies for the six months ended June 30, 2011 increased to $61.2 million, or 4.3%, from $58.7 million for the six months ended June 30, 2010. Supplies as a percentage of pro forma net revenue decreased from 14.8% in 2010 to 14.5% in 2011. Although the acuity of our services provided increased during 2011 compared to 2010, we were successful in limiting the ratio of supplies to net revenue by further implementing supply chain initiatives such as increased use of our group purchasing contract and pharmacy formulary management.
     Provision for bad debts. The provision for bad debts for the six months ended June 30, 2011 decreased to $40.0 million, or 37.9% from $64.4 million for the six months ended June 30, 2010. The provision for bad debts as a percentage of pro forma net revenue increased to 9.5% in 2011 from 8.5% in 2010. This increase was primarily attributable to (i) an increase in our self pay revenue because of increases in unemployment in many of our communities, and (ii) certain price increases. Our Uninsured Care Percentage was determined to be 20.7% for the six months ended June 30, 2011 and, for the reasons stated above, represented an increase from 19.4% for the six months ended June 30, 2010.
     Other operating expenses. Other operating expenses for the six months ended June 30, 2011 increased to $84.3 million, or 12.4%, from $75.0 million for the six months ended June 30, 2010. Other operating expenses as a percentage of pro forma net revenue increased to 20.0% in 2011 compared to 19.0% in 2010. The increase in other operating expenses was primarily attributable to an increase of $4.9 million in provider taxes from new provider tax programs in a number of the states in which we operate.
     Other. Depreciation and amortization increased to $18.6 million for the six months ended June 30, 2011 from $18.3 million for the six months ended June 30, 2010. Our depreciation and amortization expense increased as a result of capital improvement projects and purchases of diagnostic equipment during late 2010 and the first six months of 2011. Net interest increased by $2.4 million during 2011. Net interest includes interest on the outstanding notes, interest on borrowings under our previous bank credit facility, interest on the unused portion of our ABL revolving credit facility, deferred loan cost amortization and the impact of the mark-to-market adjustments on the fair value of our interest rate hedge. The mark-to-market adjustments on our interest rate hedge represented an expense of approximately $38,000 and $98,000 for the six months ended June 30, 2011 and 2010, respectively. Interest on the outstanding notes for the six months ended June 30, 2011 was $23.1 million. Interest on borrowings under our previous bank credit facility totaled $20.0 million for the six months ended June 30, 2010.

     Loss on refinancing. In connection with the offering of the 9.25% Senior Notes in June 2010, we terminated our existing bank credit facility and expensed approximately $20.8 million in deferred loan costs and prepayment penalties on the existing bank credit facility.
     Income taxes. Our effective tax rate from continuing operations was approximately 28.5% during the six months ended June 30, 2011 as compared to (13.4)% during the six months ended June 30, 2010.
     Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
     The following table compares key consolidated operating results and statistics for the years ended December 31, 2009 and 2010:

	Year Ended December 31,
	2009	2010	%Change
	(Dollars in millions,
	except operating data)
Statement of Operations Data:
Net revenue	$813.9	$869.5	6.8%
Salaries and benefits	346.9	359.7	3.7
Supplies	109.7	119.6	9.0
Provisions for bad debts	111.3	136.2	22.3
Other operating expenses	150.3	158.3	5.3
Loss on refinancing	—	20.8	100.0
Depreciation and amortization	37.8	37.1	(1.9)
Operating Data:
Number of hospitals at end of each period	13	13	—
Admissions	50,728	50,862	0.3
Adjusted admissions	101,405	104,023	2.6
Net revenue per adjusted admission	$8,026	$8,359	4.1
Average length of stay (days)	4.6	4.6	—
     Net revenue. Net revenue for the year ended December 31, 2010 was $869.5 million, an increase of $55.6 million, or 6.8%, over the year ended December 31, 2009. The increase in net revenue reflects (i) an increase in the average acuity of our services provided, as evidenced by an increase of 3.1% in our Medicare case mix index to 1.35 as compared to 1.31 in the prior year; (ii) favorable managed care contract pricing negotiations; (iii) Medicare hospital market basket increase; (iv) an average price increase of approximately 6% in each of October 2009 and May 2010; and (v) an approximately $15.6 million increase in net revenue from a provider tax program in a number of the states in which we operate.
     Admissions for the year ended December 31, 2010 increased by 134 to 50,862, an increase of 0.3%, and adjusted admissions increased by 2,618 to 104,023. The increase in admissions was due primarily to strength in behavioral and surgical volumes and cardiovascular services, as partially offset by decreases in volumes in the areas of respiratory, circulatory and births. Our admissions and adjusted admissions growth was negatively impacted by ice storms during the month of January 2010 in Oklahoma, Arkansas, Missouri and to a lesser extent, Middle Tennessee.
     Costs and expenses. Total costs and expenses from continuing operations, exclusive of income taxes, were $880.3 million or 101.2% of net revenue for the year ended December 31, 2010, compared to $804.7 million or 98.8% of net revenue for the year ended December 31, 2009. Excluding the non-recurring loss on refinancing of $20.8 million incurred in connection with the offering of the outstanding notes, total costs and expenses from continuing operations were 98.8% of net revenue for the year ended December 31, 2010. Salaries and benefits, supplies, and provision for bad debts represent the most significant of our normal costs and expenses and those that are typically subject to the greatest level of fluctuation period over period.

     Salaries and benefits. Salaries and benefits for the year ended December 31, 2010 increased to $359.7 million, or 3.7%, from $346.9 million for the year ended December 31, 2009. Salaries and benefits as a percentage of net revenue decreased to 41.4% in 2010 from 42.6% in 2009. This ratio was affected positively by improved operating efficiencies and a decrease in employee medical claim costs of $0.7 million. This ratio was affected negatively by the increase in the number of our employed physicians. The number of employed physicians increased from 129 at December 31, 2009 to 152 at December 31, 2010.
     Supplies. Supplies for the year ended December 31, 2010 increased to $119.6 million, or 9.0%, from $109.7 million for the year ended December 31, 2009. Supplies as a percentage of net revenue increased to 13.7% during 2010 compared to 13.5% during 2009. Although the acuity of our services provided increased during 2010 compared to 2009, we were successful in limiting the ratio of supplies to net revenue by further implementing supply chain initiatives such as increased use of our group purchasing contract and pharmacy formulary management.
     Provision for bad debts. The provision for bad debts for the year ended December 31, 2010 increased to $136.2 million, or 22.3% from $111.3 million for the year ended December 31, 2009. The provision for bad debts as a percentage of net revenue increased to 15.6% in 2010 from 13.7% in 2009. This increase was primarily attributable to (i) reclassification of certain patient accounts receivable caused by the conversion of two of our facilities to patient accounting services provided by an affiliate of HCA; (ii) an increase in our self-pay revenue, and (iii) certain price increases. Our Uncompensated Care Percentage was determined to be 20.1% for the year ended December 31, 2010 and, for the reasons stated above, represented an increase from 17.9% for the year ended December 31, 2009.
     Other operating expenses. Other operating expenses for the year ended December 31, 2010 increased to $158.3 million, or 5.3%, from $150.3 million for the year ended December 31, 2009. Other operating expenses as a percentage of net revenue decreased to 18.2% in 2010 compared to 18.4% in 2009. This ratio was affected negatively by an increase of approximately $7.3 million in provider taxes from a provider tax program in three of the states in which we operate. Provider taxes totaled $0.7 million for the year ended December 31, 2009 compared to $8.0 million for the year ended December 31, 2010.
     Other. Depreciation and amortization decreased to $37.1 million for the year ended December 31, 2010 from $37.8 million for the year ended December 31, 2009. Our depreciation and amortization expense for the year ended December 31, 2009 included approximately $0.7 million in additional depreciation to adjust the estimated useful lives on equipment at one of our hospitals. Our depreciation and amortization expense, after giving consideration to the 2009 depreciation adjustment, increased as a result of capital improvement projects and purchases of diagnostic equipment during late 2009 and the year ended 2010. Net interest decreased by $0.1 million during 2010. For the year ended December 31, 2010, the mark-to-market adjustments on our interest rate hedges represented income of $0.2 million as compared to income of $1.7 million for the same period of the prior year. Interest on the 9.25% Senior Notes for the year ended December 31, 2010 was $23.2 million. Interest on borrowings under our previous bank credit facility totaled $20.0 million for the year ended December 31, 2010 compared to $41.2 million for the same period last year. The interest expense recorded on the swap instruments decreased to $0.9 million for the year ended December 31, 2010 compared to $5.1 million for the same period last year because of the termination of the majority of our swap instruments in December 2009.
     Loss on refinancing. In connection with the offering of the 9.25% Senior Notes in June 2010, we terminated our existing bank credit facility and expensed approximately $20.8 million in deferred loan costs and prepayment penalties on the existing bank credit facility.
     Income taxes. Our effective tax rate from continuing operations was approximately 29% during the year ended December 31, 2010 as compared to 24% during the year ended December 31, 2009.

     Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
     Our operating results for the year ended December 31, 2008 were affected by (i) the acquisition of nine hospitals and their affiliated healthcare businesses from Community Health Systems, Inc. (Community Acquisition), effective March 1, 2008 and (ii) Woodland Medical Center being moved to discontinued operations on July 1, 2008 and sold on July 15, 2009. The operating results for the year ended December 31, 2008 include the results of operations for the Community Acquisition from the date of acquisition.
     The following table compares key consolidated operating results and statistics and same hospital operating results and statistics for the years ended December 31, 2008 and 2009.

	Year Ended December 31,
	2008	2009	%Change
	(Dollars in millions, except operating data)
Statement of Operations Data:
Net revenue	$702.4	$813.9	15.9%
Salaries and benefits	304.7	346.9	13.8
Supplies	96.8	109.7	13.4
Provisions for bad debts	81.1	111.3	37.2
Other operating expenses	137.8	150.3	9.1
Depreciation and amortization	33.7	37.8	12.2
Operating Data:
Number of hospitals at end of each period	13	13	—
Admissions	47,815	50,728	6.1
Adjusted admissions	93,468	101,405	8.5
Net revenue per adjusted admission	$7,515	$8,026	6.8
Average length of stay	4.6	4.6	—

Same hospital results(1)
Statement of Operations Data:
Net revenue	$341.2	$349.5	2.4%
Salaries and benefits	149.8	155.9	4.1
Supplies	48.3	50.4	4.3
Provision for bad debts	32.5	37.7	16.0
Other operating expenses	71.7	73.6	2.6
Depreciation and amortization	19.3	20.1	4.1
Operating Data:
Number of hospitals at end of each period	5	5	—
Admissions	23,795	22,533	(5.3)
Adjusted admissions	43,759	42,137	(3.7)
Net revenue per adjusted admission	$7,797	$8,294	6.4
Average length of stay	5.1	5.1	—

(1)	Same hospital information includes the results of our operations and statistical data for those hospitals owned for the entire 12-month period for both periods presented.
     Net revenue. Net revenue for the year ended December 31, 2009 was $813.9 million, an increase of $111.5 million, or 15.9%, over the year ended December 31, 2008, primarily attributable to operating the facilities acquired in the Community Acquisition for a full year (as compared to ten months in 2008). The increase in net revenue reflects (i) an increase in admissions; (ii) an increase in the average acuity of our services provided as evidenced by an increase of 3.1% in our Medicare case mix index to 1.31 as compared to 1.27 in the prior year; (iii) favorable managed care contract pricing negotiations; and (iv) Medicare hospital market basket increase.

     Admissions for the year ended December 31, 2009 increased by 2,913 to 50,728, an increase of 6.1%, and adjusted admissions increased by 7,937 to 101,405, an increase of 8.5%. Our same hospital admissions and adjusted admissions, based on 5 of our 13 hospitals, decreased by 1,262 to 22,533, or 5.3% and by 1,622 to 42,137, or 3.7%, respectively. Our same hospital admissions and adjusted admissions growth were impacted negatively by the opening of a competing physician-owned hospital in our Muskogee, Oklahoma market. Excluding our Muskogee hospital admissions and adjusted admissions, our same hospital admissions decreased by 451 to 14,182, or 3.1% and same hospital adjusted admissions increased by 180 to 27,263, or 0.7%. We believe that the scenario in Muskogee in which a competing facility is developed, owned and operated by physicians is unlikely to occur elsewhere because of limitations placed on the Whole Hospital Exception adopted in the Affordable Care Act.
     Costs and expenses. Total costs and expenses from continuing operations, exclusive of income taxes, were $804.7 million or 98.9% of net revenue for the year ended December 31, 2009, compared to $727.1 million or 103.5% of net revenue for the year ended December 31, 2008. Excluding the non-recurring loss on refinancing of $22.4 million incurred in connection with the Community Acquisition, total costs and expenses from continuing operations were 100.3% of net revenue for the year ended December 31, 2008. Salaries and benefits, supplies, and provision for bad debts represent the most significant of our normal costs and expenses and those that are typically subject to the greatest level of fluctuation period over period.
     Salaries and benefits. Salaries and benefits for the year ended December 31, 2009 increased to $346.9 million, or 13.8%, from $304.7 million for the year ended December 31, 2008. This increase was primarily attributable to operating the facilities acquired in the Community Acquisition for a full year (as compared to 10 months). On a consolidated basis, salaries and benefits as a percentage of net revenue decreased to 42.6% in 2009 from 43.4% in 2008. This ratio was affected positively by the reduction in contract labor, primarily related to nursing, of approximately $8.3 million and an overall focus and improvement on utilization of our employed clinicians. In addition, we implemented salary cost control initiatives in 2009, related to wages and compensation. This ratio was affected negatively by the increase in the number of our employed physicians. Therefore, we may experience increases of salaries, wages and benefits expenses in future periods as a result of continuing to employ physicians. The number of employed physicians increased from 105 at December 31, 2008 to 129 at December 31, 2009. Implementation of our quality initiatives also resulted in additional labor costs associated with training staff to utilize new clinical quality systems and additional hospital and corporate resources to monitor and manage quality indicators. Additionally, this ratio also was affected adversely during 2009 by an increase in employee medical claim costs of approximately $7.5 million of which $3.8 million related to seven employees with catastrophic medical claims that were not covered by any employee medical claim excess insurance coverage at the time the claims were incurred. We have since entered into a medical claim excess coverage policy covering medical claims in excess of $350,000 with Auriga.
     On a same hospital basis, salaries and benefits, based on 5 of our 13 hospitals, increased 4.1% to $155.9 million for the year ended December 31, 2009 and represented 44.6% of same hospital net revenue, compared to 43.9% for the year ended December 31, 2008. Same hospital salaries and benefits for the year ended December 31, 2009 included incentive compensation expense of approximately $4.2 million, representing 1.2% of same hospital net revenue.
     Supplies. Supplies for the year ended December 31, 2009 increased to $109.7 million, or 13.4%, from $96.8 million for the year ended December 31, 2008. This increase was primarily attributable to operating the facilities acquired in the Community Acquisition for a full year (as compared to ten months in 2008). On a consolidated basis, supplies as a percentage of net revenue decreased to 13.5% during 2009 compared to 13.8% during 2008. Although the acuity of our services provided increased during 2009 compared to 2008, we were successful in limiting the ratio of supplies to net revenue by further implementing supply chain initiatives such as increased use of our group purchasing contract and pharmacy formulary management. Our ability to reduce this ratio in future periods may be limited as a result of expansion of higher acuity services and inflationary pressures on medical supplies and pharmaceuticals.
     On a same hospital basis, supplies expense, based on 5 of our 13 hospitals, increased 4.3% to $50.4 million, or 14.4% of same hospital net revenue for the year ended December 31, 2009 from $48.3 million or 14.2% of same hospital net revenue for the year ended December 31, 2008. The slight increase in supplies expense is because, in part, of the expiration of certain contracts in our group purchasing organization in June 2008. Upon their expiration, we were required to renegotiate these contracts outside the group purchasing organization on less favorable terms.
     Provision for bad debts. The provision for bad debts for the year ended December 31, 2009 increased to $111.3 million, or 37.2% from $81.1 million for the year ended December 31, 2008, which was primarily attributable to operating the facilities acquired in the Community Acquisition for a full year (as compared to ten months in 2008). On a consolidated basis, the provision for bad debts as a percentage of net revenue increased to 13.7% in 2009 from 11.5% in 2008. This increase was primarily attributable to (i) the Community Acquisition as those facilities had a higher bad debt reserve percentage than our other hospitals; (ii) reclassification of certain patient accounts receivable caused by the conversion of one of our facilities to patient accounting services provided by an affiliate of HCA; (iii) the change of a Medicaid eligibility vendor in two of our states; (iv) an increase in our self pay revenue because of increases in unemployment in many of our communities during fiscal 2009; and (v) certain price increases. On a consolidated basis, our Uninsured Care Percentage was determined to be 17.7% for the year ended December 31, 2009 and, for the reasons stated above, represented an increase from 15.0% for the year ended December 31, 2008.
     On a same hospital basis, the provision for bad debts, based on 5 of our 13 hospitals, increased to $37.7 million, or 10.8% of same hospital net revenue for the year ended December 31, 2009 from $32.5 million or 9.5% of same hospital net revenue for the year ended December 31, 2008. This increase was primarily attributable to: (i) an increase in the self-pay net revenue payor mix from 12.2% in 2008 to 13.0% in 2009, (ii) the effect of price increases at our hospitals during 2009 and (iii) the initial impact of the migration of the business office function at Muskogee from in-house to HCA.

     We utilized hindsight testing analysis, cash collections data and other metrics to conclude that our policies adequately provided for uncompensated care during the years ended December 31, 2009 and 2008. We expect our bad debts ratio to remain sensitive to deteriorating economic conditions that could result in a greater number of uninsured patients and increased difficulty for patients to pay their co-payment and deductible balances.
     Other operating expenses. Other operating expenses include, among other things, professional fees, repairs and maintenance, rents and leases, utilities, insurance, non-income taxes and physician income guarantee amortization. Other operating expenses for the year ended December 31, 2009 increased to $150.3 million, or 9.1%, from $137.8 million for the year ended December 31, 2008. On a consolidated basis, other operating expenses as a percentage of net revenue decreased to 18.5% in 2009 compared to 19.6% in 2008. This ratio was impacted favorably by flat year-over-year utility costs and a decrease in professional and general liability premium expense charged by Auriga as compared to premiums charged by an independent carrier in 2008. The premium savings totaled approximately $4.5 million. This ratio was affected negatively by increased physician income guarantee expense and the incremental costs of recruiting quality physicians to our markets resulting from our increased physician recruitment efforts.
     On a same hospital basis, other operating expenses, based on 5 of our 13 hospitals, increased to $73.6 million, or 21.1% of same hospital net revenue for the year ended December 31, 2009 from $71.7 million, or 21.0% of same hospital net revenue for the year ended December 31, 2008.
     Other. Depreciation and amortization increased to $37.8 million for the year ended December 31, 2009 from $33.7 million for the year ended December 31, 2008. This increase was attributable to the 2009 expense representing 12 months depreciation on the Community Acquisition as compared to ten months in 2008. Net interest decreased by $1.9 million during 2009. Net interest includes interest on borrowings under our bank credit facility, interest on the unused portion of our revolving credit facility, deferred loan cost amortization and the impact of the mark-to-market adjustments on the fair value of our interest rate hedges. In 2009, the mark-to-market adjustments on our interest rate hedges represented income of $1.7 million as compared to expense of $4.7 million in the prior year. Interest expense on our borrowings under our bank credit facility increased for the year ended December 31, 2009 compared to the year ended December 31, 2008 by $4.5 million. The increase in interest expense under our bank credit facility is because of a larger outstanding principal balance for 12 months in 2009 compared to ten months in 2008.
     Loss on refinancing. In connection with the funding of the Community Acquisition in March 2008, we amended and restated our existing bank credit facility and expensed approximately $22.4 million in deferred loan costs on the existing bank credit facility. In connection with the Refinancing, we also expect to incur additional deferred loan costs, which cannot be calculated until the closing of this offering of the notes.
     Income taxes. Our effective tax rate from continuing operations was approximately 24% during 2009 as compared to 22% during 2008.
Liquidity and Capital Resources
     Operating Activities
     At December 31, 2010, we had working capital of $119.2 million, including cash and cash equivalents of $48.3 million, compared to working capital at December 31, 2009 of $106.6 million, including cash and cash equivalents of $19.6 million. Cash provided by operating activities was $65.9 million for the year ended December 31, 2010 as compared to $35.5 million for the same period last year. Our accrued interest increased by $23.7 million during the year ended December 31, 2010 compared to a $0.3 million decrease for the same period last year. Interest on the 9.25% Senior Notes is payable semiannually on January 1 and July 1. Accordingly, at December 31, 2010, we had six months of interest accrued on our consolidated balance sheet. Under our previous bank credit facility, interest was payable at the end of each quarter. Our accrued salaries decreased by $3.4 million during the year ended December 31, 2010, compared to an increase in accrued salaries of $4.9 million for the same period last year. Changes in accrued salaries are based upon the timing of our hospitals’ last paid pay period in each of the years ended December 31, 2010 and 2009. We process eight of our hospitals’ payroll on one week and the remaining five hospitals on the alternating week. Our accrued payroll is, therefore, sensitive to the number of hospitals included in the last paid payroll in a reporting period. In addition, in April 2010, we paid approximately $5.1 million in incentive compensation payments related to 2009, which were accrued at December 31, 2009. Our net accounts receivable decreased by $6.5 million for the year ended December 31, 2010 compared to an increase of $11.0 million for the same period last year. This change is principally the result of an increase in the allowance for doubtful accounts because of the change in economic conditions over the last couple of years.

     At June 30, 2011, we had working capital of $99.1 million, including cash and cash equivalents of $28.0 million, compared to working capital at December 31, 2010 of $119.2 million, including cash and cash equivalents of $48.3 million. Cash provided by operating activities was $22.3 million for the six months ended June 30, 2011 as compared to $20.0 million for the same period last year. Our accrued salaries increased by $2.3 million for the six months ended June 30, 2011, compared to a decrease in accrued salaries of $5.7 million for the same period last year. Changes in accrued salaries are based upon the timing of our hospitals’ last paid pay period in each of the six month periods ended June 30, 2011 and 2010. We process eight of our hospitals’ payroll in one week and the remaining five hospitals on the alternating week. Our accrued payroll is, therefore, sensitive to the number of hospitals included in the last paid payroll in a reporting period. In addition, in April 2010, we paid approximately $5.1 million in incentive compensation payments, which were accrued at December 31, 2009.
     Investing Activities
     Cash used in investing activities increased to $23.8 million for the year ended December 31, 2010 from $16.3 million for the same period last year. Capital expenditures for the year ended December 31, 2010 were $26.1 million as compared to $22.1 million for the same period last year. Significant capital expenditures during the year ended December 31, 2010 included (i) $4.0 million for information technology, (ii) the purchase of Novalis TX radiation equipment for our cancer program at Muskogee Regional Medical Center, (iii) PACs systems at a number of our hospitals, (iv) a new MRI at Southwestern Medical Center, and (iv) renovations and upgrades to our women’s health centers, including a number of digital mammography units.
     Cash used in investing activities increased to $42.1 million for the six months ended June 30, 2011 from $16.1 million for the same period last year. In connection with our purchase of a 60% interest in Cannon County Hospital, LLC and our purchase of Great Plains Surgery Center, we made agent funded deposits on June 30, 2011 in the cumulative amount of $32.0 million. Capital expenditures for the six months ended June 30, 2011 were $13.9 million as compared to $10.8 million for the same period last year. During the six months ended June 30, 2011. we spent approximately $4.5 million on information technology, $5.1 million on growth capital, with the remainder on routine capital.
     Financing Activities
     Cash flows used in financing activities increased from $6.1 million for the year ended December 31, 2009 to $13.4 million for the same period in the current year, primarily because of the $12.6 million net debt payments from the Refinancing (debt borrowings less debt repayments and the payment of related fees and expenses). Cash flows used in financing activities decreased from $5.4 million for the six months ended June 30, 2010 to $0.5 million for the same period in the current year, primarily due to the $6.2 million net debt payments from the Refinancing (debt borrowings less debt repayments and the payment of related fees and expenses). As of December 31, 2010 and June 30, 2011, we had outstanding $500.0 million in aggregate indebtedness.
     The Refinancing
     In June 2010, we completed a comprehensive refinancing plan, or the Refinancing. Under the Refinancing, we issued $500.0 million of new 9.25% Senior Notes due 2017, or the outstanding notes, in a private placement offering and entered into a new senior secured asset based loan, or the ABL, consisting of a $100.0 million revolving credit facility maturing in November 2014, or the 2010 Revolving Facility. The proceeds from the outstanding notes were used to repay the outstanding principal and interest related to our previous term loan facility and to pay fees and expenses relating to the Refinancing of approximately $21.7 million.
     For a description of the ABL, including the 2010 Revolving Facility, please refer to the section below entitled “Description of Other Indebtedness.”
     Debt Covenants
     The indenture governing the outstanding notes contains a number of covenants that among other things, restrict, subject to certain exceptions, our ability and the ability of our subsidiaries, to sell assets, incur additional indebtedness or issue preferred stock, pay dividends and distributions or repurchase our capital stock, create liens on assets, make investments, engage in mergers or consolidations, and engage in certain transactions with affiliates. At December 31, 2010 and June 30, 2011, we were in compliance with all debt covenants that were subject to testing at such dates.

Capital Resources
     We expect that cash on hand, cash generated from our operations and cash expected to be available to us under the 2010 Revolving Facility will be sufficient to meet our working capital needs and planned capital expenditure programs for the next 12 months and into the foreseeable future. However, we cannot assure you that our operations will generate sufficient cash or that future borrowings under the Refinancing will be available to enable us to meet these requirements.
     We had $48.3 million and $28.0 million of cash and cash equivalents as of December 31, 2010 and June 30, 2011, respectively. We rely on available cash, cash flows generated by operations and available borrowing capacity under the 2010 Revolving Facility to fund our operations and capital expenditures. We invest our cash in accounts in high-quality financial institutions. We continually explore various options to increase the return on our invested cash while preserving our principal cash balances. However, the significant majority of our cash and cash equivalents are held in accounts that are not federally-insured and could be at risk in the event of a collapse of the financial institutions at which those accounts are held.
     In addition, our liquidity and ability to fund our capital requirements are dependent on our future financial performance, which is subject to general economic, financial and other factors that are beyond our control. If those factors significantly change or other unexpected factors adversely affect us, our business may not generate sufficient cash flows from operations or we may not be able to obtain future financings to meet our liquidity needs. We anticipate that, to the extent additional liquidity is necessary to fund our operations, it would be funded through borrowings under our 2010 Revolving Facility, the incurrence of other indebtedness, additional note issuances or a combination of these potential sources of liquidity. We may not be able to obtain this additional liquidity when needed on terms acceptable to us.
     We also intend to continue to pursue acquisitions or partnering arrangements, either in existing markets or new markets, which fit our growth strategies. To finance such transactions, we may draw upon cash on hand, amounts available under our revolving credit facility or seek additional funding sources. We continually assess our capital needs and may seek additional financing, including debt or equity, as considered necessary to fund potential acquisitions, fund capital projects or for other corporate purposes. We may be unable to raise additional equity proceeds from GTCR or other investors should we need to obtain cash for any of these purposes. Our future operating performance, ability to service our debt and ability to draw upon other sources of capital will be subject to future economic conditions and other business factors, many of which are beyond our control.
     As market conditions warrant, we and our major equity holders, including GTCR, may from time-to-time repurchase debt securities issued by us, in privately negotiated or open market transactions, by tender offer or otherwise.

Obligations and Commitments
     The following table reflects a summary of obligations and commitments outstanding with payment dates as of June 30, 2011:

	Payments Due by Period
	Within	During	During	After
	1 Year	Years 2-3	Years 4- 5	5 Years	Total
			(In millions)
Contractual Cash Obligations:
Long-term debt (1)	$46.9	$93.8	$93.8	$570.1	$804.6
Operating leases (2)	7.9	12.4	7.4	4.2	31.9
Estimated self-insurance liabilities (3)	6.8	6.7	2.9	2.3	18.7

Subtotal	$61.6	$112.9	$104.1	$576.6	$855.2

Other Commitments:
Construction and capital improvements (4)	$8.1	$—	$—	$—	$8.1
Letters of credit (5)	4.5	—	—	—	4.5
Physician commitments (6)	0.5	—	—	—	0.5
Information technology commitments (7)	5.6	12.9	14.7	16.6	49.8

Subtotal	$18.7	$12.9	$14.7	$16.6	$62.9

Total obligations and commitments	$80.3	$125.8	$118.8	$593.2	$918.1

(1)	Includes both principal and interest portions of outstanding debt.

(2)	These obligations are not reflected in our consolidated balance sheets.

(3)	Includes the current and long-term portions of our professional and general liability, workers’ compensation and employee health reserves.

(4)	Represents our estimate of amounts we are committed to fund in future periods through executed agreements to complete projects included as construction in progress on our consolidated balance sheets.

(5)	Amounts relate to instances in which we have letters of credit outstanding with the third party administrators of our self-insured workers’ compensation program.

(6)	Includes physician guarantee liabilities recognized on our consolidated balance sheets under FASB provisions regarding minimum revenue guarantees and liabilities for other fixed expenses under physician relocation agreements not yet paid.

(7)	An affiliate of HCA and another third-party vendor provide various information systems services, including but not limited to, financial, clinical, revenue cycle management, patient accounting and network information services, under contracts that expire beginning 2018. The amounts are based on estimated fees that will be charged to our hospitals with an annual fee increase to our hospitals that is capped by the consumer price index increase.

Guarantees and Off-Balance Sheet Arrangements
     We are a party to certain master lease agreements and other similar arrangements with non-affiliated entities.
     We enter into physician income guarantees and other guarantee arrangements, including parent-subsidiary guarantees, in the ordinary course of business. We do not believe we have engaged in any transaction or arrangement with an unconsolidated entity that is reasonably likely to affect liquidity materially.
     We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Accordingly, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.
Effects of Inflation and Changing Prices
     Various federal, state and local laws have been enacted that, in certain cases, limit our ability to increase prices. Revenue for acute hospital services rendered to Medicare patients is established under the federal government’s prospective payment system. We believe that hospital industry operating margins have been, and may continue to be, under significant pressure because of changes in payor mix and growth in operating expenses in excess of the increase in prospective payments under the Medicare program. In addition, as a result of increasing regulatory and competitive pressures, our ability to maintain operating margins through price increases to non-Medicare patients is limited.
Quantitative and Qualitative Disclosures About Market Risk
     We are subject to market risk from exposure to changes in interest rates based on our financing, investing and cash management activities. As of June 30, 2011, we had no indebtedness outstanding bearing interest at variable rates. Although changes in the alternate base rate or the LIBOR rate would affect the cost of funds borrowed under the 2010 Revolving Facility in the future, we believe the effect, if any, of reasonably possible near-term changes in interest rates would not be material to our results of operations or cash flows. The variable interest rate risk is partially mitigated by the interest rate cap that became effective in December 2009, as discussed below.
     In December 2009, we entered into an interest rate cap agreement with Calyon Credit Agricole (the “Counterparty”). Under this agreement, we made a $0.6 million dollar payment to cap the interest on a notional $75.0 million of our debt at a 4.5% rate of interest. The fair value of the interest rate cap as of June 30, 2011 was an asset for us of approximately $6,000. We use derivatives such as interest rate caps from time-to-time to manage our market risk associated with variable rate debt. We do not hold or issue derivative instruments for trading purposes and are not a party to any instruments with leverage features.
     While we anticipate that the Counterparty will satisfy its obligations under the interest rate swap and cap agreements fully, we are exposed to credit losses in the event of non-performance by the Counterparty.

BUSINESS
Company Overview
     We are a provider of general and specialized acute care, outpatient and other medically necessary services in our primarily non-urban communities. We provide these services through a portfolio of acute care hospitals and complementary outpatient facilities and clinics. As of June 30, 2011, we operated 13 acute care hospitals (12 of which we own and one of which we lease pursuant to a long-term lease) comprised of 1,745 licensed beds in Arkansas, Alabama, Missouri, Oklahoma, Oregon, Tennessee and Washington. We are focused on enabling our facilities to maximize their potential to deliver high quality care in a patient-friendly environment. We invest our financial and operational resources to establish and support services that meet the needs of our communities. We seek to achieve our objectives by providing exceptional quality care to our patients, establishing strong local management teams, physician leadership groups and hospital boards, developing deep physician and employee relationships and working closely with our communities.
     Our hospitals offer a broad range of general acute care services, including, for example, internal medicine, general surgery, cardiology, oncology, orthopedics, women’s services, neurology and emergency services. In addition, our facilities also offer other specialized and ancillary services, including, for example, psychiatric, diagnostic, rehabilitation, home health and outpatient surgery.
     In addition to providing capital resources, we make available a variety of management services and expertise to affiliated healthcare facilities. These services include ethics and compliance, group purchasing, accounting, financial, clinical systems, resource management, governmental reimbursement, information systems, legal, personnel management, internal audit and access to managed care networks.
     Our mission is to provide high quality healthcare in the communities we serve and to provide services in an affordable and accessible manner. We also believe in partnering with communities to build strong local healthcare systems, especially communities that are either growing or are underserved.
     Capella was formed in April 2005 by four former executives of Province Healthcare, formerly a publicly-traded operator of non-urban acute care hospitals, with the support of a significant equity commitment by GTCR. Since 2005, we have completed three significant acquisitions resulting in our current operation of 13 acute care hospitals and have added multiple ancillary outpatient centers and clinics. In December 2005, we acquired four hospitals and their related businesses from HCA. In December 2006, we acquired Middle Tennessee Surgical Care, an outpatient surgery center now affiliated with our River Park hospital. Effective in April 2007, we acquired by long-term lease Muskogee Regional Medical Center and certain related businesses and joint ventures. In November 2007, we acquired the remaining minority interests in two of those diagnostic imaging joint ventures related to the Muskogee Transaction. Effective March 1, 2008, we acquired nine hospitals and their affiliated businesses from CHS. In July 2009, we sold one of those nine facilities, which was located in Cullman, Alabama.
     For the six months ended June 30, 2011, we generated net revenue and adjusted EBITDA of $422.2 million and $50.5 million, respectively. For the year ended December 31, 2010, we generated net revenue and adjusted EBITDA of $869.5 million and $95.7 million, respectively. For the year ended December 31, 2009, our first full calendar year of operations of all 13 current hospitals, we generated net revenue and adjusted EBITDA of $813.9 million and $95.7 million, respectively. For the three-year period ended December 31, 2010, our compounded annual net revenue and adjusted EBITDA growth were 11.3% and 8.0%, respectively. See page 41 within the section entitled “Selected Historical Consolidated Financial and Operating Data” for a discussion and reconciliation of adjusted EBITDA.
Our Competitive Strengths
     We believe the significant factors allowing us to implement our mission and business strategies successfully include the following:

     Commitment to Delivery of Patient Care Excellence
     We believe providing patient care excellence is critical to attracting patients, physicians, medical staff and employees to our facilities. In addition, providing high quality patient care is increasingly vital to achieving our operating and financial success, including receiving full reimbursement from governmental and commercial insurance payors. As a result, we have implemented several management and operating initiatives aimed at continuously monitoring and improving our quality of care. We believe several factors contribute to providing patient care excellence, including leadership and accountability at all levels of our organization, aligning ourselves with quality physicians and clinical staff, as well as providing a clinical environment that is satisfactory to our patients, physicians and employees. To support these initiatives, each of our hospitals has a CQO who is responsible for implementing and monitoring our quality training and operating programs. In addition, we have Boards of Trustees and LPLGs at each of our facilities, a PAG, a NPLG and several on-line training tools, which are focused on delivering patient care excellence, clinical best practices and results in our hospitals. In January 2011, we added a CMO to our senior management team to assume leadership responsibility for facilitating the work of our NPLG, ensuring that physician leaders across our are continuously involved in shaping the Company’s vision and future strategies. The CMO is also responsible for providing leadership for our affiliated hospitals’ quality and service excellence initiatives as well as for on-going communication with medical staff members. Furthermore, we strive continually to improve physician and employee satisfaction, which we believe is critical to delivering quality patient care. Our satisfaction review program is instrumental in identifying ways to improve quality of care in each of our facilities. Some of the results of our efforts include:
•	accreditation of all of our hospitals, including 12 by The Joint Commission and one by the American Osteopathic Association;

•	in the spring of 2011, The Joint Commission recognized eight of our hospitals for significant improvement and/or consistent high performance in various elements of the core measures and invited them to participate in the pilot-testing of Solutions Exchange, a program to help other hospitals throughout the nation;

•	Parkway Medical Center was ranked in the top 1% of all U.S. hospitals by Data Advantage Hospital Value Index (“HVI”) and was recognized as a center of excellence in bariatric surgery in 2010;

•	Capital Medical Center received a #1 ranking in the state of Washington by HealthGrades for its orthopedic program in 2010 and a Best in Country, Top 10 in the state of Washington by HealthGrades for general surgery in 2011;

•	Southwestern Medical Center was the first hospital in southwest Oklahoma to receive certification from The Joint Commission for its stroke program and, in 2011, earned its fifth consecutive accreditation from the Commission on Accreditation of Rehabilitation Facilities;

•	Muskogee Regional Medical Center earned accreditation from the Oklahoma State Medical Association as a sponsor of Continuing Medical Education in 2010 and Quality Respiratory Care Recognition from the American Association for Respiratory Care in 2010 and 2011;

•	Willamette Valley Medical Center was named a “Best Value in the State of Oregon” for 2009 and 2010 by the Press Ganey Hospital Value Index;

•	River Park Hospital earned its third consecutive national Chest Pain Center accreditation in 2010 from the Society of Chest Pain Centers;

•	Mineral Area Regional Medical Center was named a 2011 “Excellence through Insight” award recipient in the category of “Overall Physician Satisfaction” by HealthStream Research;

•	National Park Medical Center was named to HomeCare Elite 2010, which is the top 5% of high performance home health agencies in the U.S.; and

•	improved physician and employee satisfaction scores in 2010, as measured by HealthStream, an independent, third-party, nationally-recognized survey administrator.

     Diversified Portfolio of Assets with Strong Market Positions in Attractive Communities
     We diversified our asset base by entering new geographic markets through successful acquisitions. Currently, our top three states, Arkansas, Oklahoma and Oregon, which contain five of our hospitals, account for 25.6%. 21.7% and 12.7% of our 2010 net revenue, respectively, and 25.6%. 21.0% and 12.7% of our net revenue, respectively, for the six month period ended June 30, 2011.
     Strategic Physician Recruitment and Retention
     We have been successful in implementing our strategic physician recruitment and retention plan. In the summer of 2008, we commissioned an independent consulting group to perform a market needs analysis with a focus on the unserved medical needs of the community. From that analysis, we developed a strategic recruitment plan to meet each of our market’s healthcare needs. Executing that plan, we recruited 61 physicians in 2008; 72 in 2009; and 68 in 2010. During 2010, 42.6% were specialists in areas such as general surgery, cardiology, women’s services, and orthopedics. The remainder were primary care physicians, including hospitalists and physicians practicing in areas such as family medicine, internal medicine and pediatrics.
     Proven Ability to Instill Operational Excellence in Acquired Facilities
     We have acquired and integrated 14 hospitals successfully since our inception in 2005. Once we acquire a facility, we implement a customized strategic plan focused on leadership, quality, physician engagement and recruitment, capital investment, cost initiatives and enhancing key services. We believe our ability to increase revenue, operating margins and cash flow at acquired facilities is the direct result of our disciplined approach to expanding and improving key services, recruiting physicians to provide these services, streamlining costs, enhancing relationships with our physicians and employees and implementing a targeted capital investment program. In addition, our senior management team has an average of more than 28 years of experience in hospital operations, with three members of our senior management team having been either a hospital CEO or CFO.
     Strategic Capital Investments Resulting in Well Capitalized Facilities.
     We have not been required to make significant capital investments renovating or repairing our facilities because the hospitals we acquired typically have been capitalized and maintained well by their previous owners. For example, Willamette Valley Medical Center completed an approximately $37 million renovation and expansion project in November 2007 (we acquired it in March 2008) and Muskogee Regional Medical Center was in the process of completing an approximately $31 million renovation and expansion project in April 2007 when we entered into a long-term lease for that facility. Although we monitored the project’s completion, the lessor bore the cost of renovation and expansion. We have invested in targeted growth initiatives, primarily focused on new and enhanced services. We have invested a total of approximately $68.0 million in our facilities over the three-year period ended December 31, 2010. Major projects funded by us include (i) approximately $9 million in renovations and expansions to operating rooms, the intensive care unit and the cancer center at Southwestern Medical Center that were completed in 2008; (ii) aggregate of approximately $5.2 million for the purchase of a linear accelerator and medical oncology and radiation therapy renovations at Capital Medical Center that were also completed in 2008; and (iii) approximately $3.4 million for Novalis Tx radiation oncology equipment at Muskogee Regional Medical Center in 2010. We believe that our continued commitment to invest in our communities and facilities will further strengthen our quality of care and our ability to recruit and retain leading physicians and healthcare professionals.

     Experienced Senior Management and Leadership Teams
     Our senior management team has an average of more than 28 years of experience in the healthcare industry with a proven record of achieving strong operating results while operating with significant leverage. The senior management team is highly respected in the hospital industry, has significant experience in acquiring, improving and managing hospitals and has demonstrated its ability to integrate hospitals effectively without reducing its focus on existing operations. In addition, the average experience of our current hospital CEOs is approximately 25 years.
     Our senior management team is led by Daniel S. Slipkovich, our Chief Executive Officer. Most recently, Mr. Slipkovich served as President and COO at Province Healthcare and previously held executive management positions at a number of hospital companies including LifePoint Hospitals, Inc. (“LifePoint”) and HCA. The other members of our senior management team are Denise W. Warren, our Senior Vice President, Chief Financial Officer and Treasurer; D. Andrew Slusser, our Senior Vice President of Acquisitions and Development; Michael A. Wiechart, our Senior Vice President and Chief Operating Officer; and Erik E. Swensson, MD, our Senior Vice President and Chief Medical Officer. Additional information about each of the members of our senior management team can be found in the section below entitled “Management.”
     Additionally, J. Thomas Anderson, who joined Capella at its inception and previously served as our president, currently serves as a member and Vice Chairman of Capella’s Board of Directors. Most recently, Mr. Anderson served as Senior Vice President of Acquisitions and Development at Province Healthcare from January 1998 to April 2005, and previously held executive positions of varying responsibility at CHS.
Our Business Strategy
     The key elements of our business strategy are:
     Enhancing Quality of Care and Service Excellence
     We place significant emphasis on consistently providing high quality patient care and service excellence. We seek to achieve this by continuously enhancing our programs and protocols through targeted investments in our employees, physicians, systems and strategic growth initiatives. We believe value-based purchasing initiatives of both governmental and private payors, such as linking payment for healthcare services to performance on objective quality measures, will increasingly become key drivers of financial performance. Examples of these initiatives include denying payment for avoidable hospital re-admissions and bundling payments for acute care services with physician or post-acute services. We believe our continued strategic investments to improve patient care excellence will prepare us to face the challenges and capitalize on the opportunities relating to the ever-changing, pay-for-performance environment. Some of our strategic initiatives in quality and service excellence include:
•	Emergency Rooms. Recently, we embarked on a multi-year strategy to enhance quality and improve operating efficiencies in our emergency rooms. This strategy involves implementing process improvement initiatives such as Lean for Healthcare techniques, which are designed to improve patient experiences through more efficient utilization of resources. As a result of this initiative, several members of our corporate and hospital staff have received Lean for Healthcare certifications. We also are making a significant investment in a leading emergency department information system, which is comprised of several modules that offer comprehensive patient management system tools. The program provides appropriate and consistent guidelines for patient care excellence helping to ensure that proper screening, evaluation and treatment is performed.

•	Local Physician Leadership Groups, or LPLGs. Our LPLGs are comprised of four to five physician leaders and our hospital CEO in each of our markets. The groups (i) provide ongoing dialogue with hospital administration; (ii) help develop key strategic initiatives for the hospital; and (iii) promote patient care excellence.

•	Physician Advisory Group, or PAG. Our PAG is comprised of physician leaders across the Company. The group (i) provides clinical review and guidance related to information system design, build-out and workflow; (ii) advises us on physician communication and education; and (iii) identifies opportunities where technology can be used to improve clinical processes and outcomes.

•	National Physician Leadership Group, or NPLG. Our NPLG is comprised of one member of each LPLG and Capella senior management. The group (i) receives updates on Capella corporate strategy and vision; (ii) discusses quality of care issues and goals; (iii) promotes networking among Capella-affiliated physicians; (iv) offers advice on special projects where front line physician input is critical; and (v) allows members of the medical staff to have direct communication with members of Capella senior management.

•	Chief Medical Officer. Our CMO is responsible for facilitating the work of our NPLG, ensuring that physician leaders from across the Company are continuously involved in shaping our vision and future strategies. The CMO is also responsible for providing leadership for our affiliated hospitals’ quality and service excellence initiatives as well as for on-going communication with medical staff members.

•	Training and Education. We provide a customized on-line learning center comprised of approximately 3,000 clinically based courses to all our staff. Our corporate CQO develops and implements a work plan for each of the hospitals based upon their specific needs. The hospital CQO and CNO, in turn, develop individual educational work plans for each staff member at their facility. Usage of the Capella Learning Center is monitored by the corporate CQO and is reported to Capella senior management. We work with an independent consulting group to provide training in the areas of improving patient care processes as well as employee, physician and patient satisfaction. We believe this is a critical element in emphasizing our philosophy that, if our employees and physicians enjoy where they work and if they are intellectually stimulated, they will improve the quality care our patients receive. We survey our physicians and our employees on an annual basis to identify objectives for quality and satisfaction improvement.

•	Compensation. We base the incentive compensation for our hospital administrative teams in significant part on achieving key individual and facility quality and service metrics such as performance on patient satisfaction surveys and other core measurements.
     Continued Physician Engagement and Alignment Initiatives
     Our ability to meet the medical care needs of our communities and enhance and expand our services is highly dependent on our physician engagement strategies. We have a comprehensive recruiting program that is directed at the local level by our hospital CEOs and Boards of Trustees. We supplement our local teams with several third party recruiting firms to assist us in identifying candidates that match the profile of our physician needs. We maintain a flexible approach to aligning our goals with our physician partners, including our willingness to recruit physicians through multi-year employment and/or income guarantee arrangements and to enter into joint venture and other collaborative arrangements. We added a CMO to our senior management team to assume leadership responsibility for facilitating the work of our NPLG, ensuring that physician leaders across the Company are continuously involved in shaping the Company’s vision and future strategies. In addition, we believe physicians are attracted to our hospitals because of several factors, including:
•	our commitment to patient care excellence;

•	our willingness to deploy strategic capital to improve the delivery of care;

•	our focus on employing and developing high quality nursing and support staff; and

•	our integration into, and support of, the communities we serve.
     Identifying and Establishing Strong Local Market Leadership
     We empower our individual hospital management teams to develop comprehensive strategic plans and position their hospitals to meet the healthcare needs of the communities they serve. In addition to strong corporate oversight and resources, each of our local leadership teams is supported by a local Board of Trustees and a LPLG. The Board of Trustees is comprised of physicians and community leaders as well as the hospital CEO. We believe local community leaders are an important resource for our hospital CEOs to insure that we are being responsive to the needs of the communities we serve. Our LPLGs are typically comprised of local physician leaders as well as members of our hospital’s administration. These groups insure that we are providing patient care excellence, offering the appropriate medical services, maintaining high quality employees and recruiting the best physicians to our medical staff. Capella corporate provides continuous operational, financial and human resources support to our local teams and has designed programs that allow us to share best practices across our entire portfolio of facilities.
     Expanding the Services We Provide
     Each year, we conduct in-depth strategic reviews of the major service lines offered at each of our facilities as well as market demand for additional services. We leverage our local market knowledge and information together with input and guidance from our local physician and community leaders to prioritize the healthcare services our communities are seeking. We then initiate a financial assessment and develop an investment plan that supports the expansion of the appropriate services. Focus areas include:
•	expanding specialty medical services such as medical and radiation oncology, cardiovascular, orthopedic, neurology, behavioral health and women’s services;

•	initiating and expanding outpatient services;

•	investing in medical equipment and technology to support our service lines;

•	improving our efficiency to deliver better quality care in our emergency rooms; and

•	enhancing patient, physician and employee satisfaction.
     We have engaged consultants and are working with our hospital CEOs to identify trends in service lines and areas for future expansion of services. We remain motivated to invest in our facilities in order to increase the quality and scope of services we provide, meet the needs of our communities and establish a strong reputation so that we may continue to recruit leading physicians, become the healthcare provider of choice in our communities and increase the revenue and profitability of our facilities. For example, we re-introduced medical and radiation oncology to Capital Medical Center to meet the needs of that community. In coordination with this effort, we were able to recruit several medical and radiation oncologists to that facility. More recently, we were able to develop a total joint replacement program at Willamette Valley Medical Center. As part of this program, we were able to recruit three orthopedic surgeons to the market. The hospital’s reputation for quality and our local physicians’ participation helped this program come to fruition.
     Pursuing Acquisitions and Strategic Relationships
     We believe we will continue to have opportunities to pursue acquisitions of hospitals and other healthcare facilities both in existing and new markets. We will pursue a disciplined acquisition strategy in markets where we believe we can have the greatest impact on the financial and operational performance of the acquired facility. We will continue to target acute care hospitals and ancillary facilities in attractive, primarily non-urban markets with populations generally greater than 35,000. We have focused criteria that cover multiple aspects of a new facility and include demographics, operational improvement, financial improvement and cultural alignment. We perform a significant amount of due diligence on each facility we intend to acquire to ensure that our criteria are met.
     We also anticipate we will have opportunities to pursue selective acquisitions or otherwise develop complementary ancillary businesses in the markets we currently serve. We have placed a significant emphasis on pursuing such strategic in-market transactions that support our ability to consolidate and/or expand our community service offerings. These investments can include, but are not limited to: ambulatory surgery centers, outpatient diagnostic imaging centers, free-standing clinical laboratories, home healthcare and urgent or primary care centers. Our criteria for in-market strategic investments is similar to our criteria for external acquisitions, including focusing on outpatient ancillary centers where we can increase market share, improve operations and achieve cost and/or reimbursement synergies and cultural alignment.
     As a result of the recent economic downturn, we believe many public and not-for-profit hospitals are facing significant financial challenges and could seek to partner with consistently strong operators who are well capitalized and who demonstrate a willingness to invest in the communities they serve. We believe we meet these criteria. From time to time, we also may consider entering into joint ventures or strategic alliances with other hospitals and healthcare providers.

     Investing in Technology to Improve Patient Care
     The HITECH Act includes provisions designed to increase the use of computerized physician order entry at hospitals and the use of EHR by both physicians and hospitals. We believe that these systems improve quality, safety, efficiency and clinical outcomes. We intend to comply with the EHR meaningful use requirements of the HITECH Act to qualify for the maximum available Medicare and Medicaid incentive payments. We continue to refine our budgeted costs and the expected reimbursement improvements associated with our EHR initiatives. Our compliance will result in significant costs, including professional services focused on successfully designing and implementing our EHR solutions and costs associated with the hardware and software components of the project. Consequently, we believe we may qualify for Medicare reimbursement at three of our hospitals in the fourth quarter of 2011 and already qualify for Medicaid reimbursement in three states. Implementing a standard emergency room management system across all hospitals is another example of our investing in information technology to improve patient care. This system, in conjunction with our other process improvement initiatives, helps to ensure that appropriate and consistent quality patient care is administered quickly and reliably to our emergency room patients. Additionally, the creation of our PAG is designed to foster collaboration with our physicians to assist us in providing patient care excellence through technological improvements.
     Delivering Strong Financial Performance
     We pride ourselves on maintaining disciplined financial policies aimed at growing revenue, improving margins and generating free cash flow. We will continue to focus on ways in which we can increase revenue from our existing facilities, including continued investments to expand services, continued physician recruitment to meet our communities’ needs and favorable managed care contracts. We are also focused on capitalizing on several operational efficiencies to improve our margins and free cash flow, including:
•	continued focus on revenue cycle management and collections;

•	disciplined deployment of capital across our portfolio;

•	encouragement and motivation our physicians and medical staff to adhere to our established protocols related to medical supplies utilization;

•	infrastructure build-out to support our growing physician clinic operations;

•	implementation of appropriate staffing tools and continued reduction of contract labor; and

•	leveraged technical expertise through use of our corporate resources.
Industry and Industry Trends
     The U.S. healthcare industry is large and growing. According to CMS, total annual U.S. healthcare expenditures grew 4.0% in 2009 to $2.5 trillion, representing 17.6% of the U.S. gross domestic product. CMS projects total U.S. healthcare spending to grow by an average annual growth rate of 6.1% from 2009 through 2019.
     According to the AHA, in 2009 there were approximately 5,000 inpatient hospitals in the United States. The U.S. hospital industry is broadly defined to include acute care, rehabilitation and psychiatric facilities that are either public (government owned and operated), not-for-profit (private, religious or secular) or for-profit institutions (investor owned). Ownership of hospitals is dominated by not-for-profit hospitals, which, in 2009, controlled 58% of the market, followed by state and local governments with 26% and for-profit hospitals with 16%.
     We believe well-capitalized and operations-focused providers of healthcare services will benefit from the current industry trends, some of which include:
     Demographics and Disease Trends. According to the U.S. Census Bureau, the demographic age group of persons aged 65 and over is expected to experience compounded annual growth of 3.0% over the next 20 years, and constitute 19.3% of the total U.S. population by 2030. CMS projects continued increases in hospital services based on the aging of the U.S. population, advances in medical procedures, expansion of health coverage, increasing consumer demand for expanded medical services and increased prevalence of chronic conditions such as diabetes, heart disease and obesity. We believe these factors will continue to drive increased utilization of healthcare services and the need for comprehensive, integrated hospital networks that can provide a wide array of essential and sophisticated healthcare.

     Quality-Driven Reimbursement. We believe the U.S. healthcare system is continuing to evolve in ways that favor large-scale, comprehensive and integrated providers that provide high levels of quality care. Specifically, we believe there are a number of initiatives that will continue to gain importance in the foreseeable future, including introduction of value-based payment methodologies tied to performance, quality and coordination of care, implementation of integrated electronic health records and information, and an increasing ability for patients and consumers to make choices about all aspects of healthcare. We have developed key processes and infrastructure that we believe enable us to meet or exceed the current established quality guidelines. We plan to continue to invest in quality initiatives and technology in order to meet the quality demands of our payors in the future. Based on our compliance with reporting requirements, we received full market basket reimbursement rates from Medicare in all of our facilities in 2009 and 2010.
     Specialized Services. We believe patients are gaining increased access to medical information and statistics and, as a result, are better informed when seeking specialized care and treatment alternatives. We believe facilities that provide specialized patient care in areas such as cardiology, oncology, orthopedics, women’s services and neurology, among others, will benefit from the increased demand for these services. We continually assess our markets and engage community and hospital leadership to develop specialized services to meet the demands of our patients. Examples of the services we developed, enhanced and/or expanded over the past several years include, among others, cardiology, oncology, orthopedic, neurology, behavioral health and women’s services programs.
     Consolidation. As a result of the recent economic pressures, we believe a large number of public and not-for-profit operators have been affected dramatically and are experiencing financial challenges. For-profit hospital operators with strong management and access to capital are well-positioned to act as strategic acquirers or partners to assist these financially challenged operators in achieving their long-term objectives of providing high quality, cost-effective care to the communities they serve. Our management team has a demonstrated track record of successfully identifying, acquiring and integrating facilities that meet our disciplined acquisition criteria. In addition, our management team maintains significant experience converting public and not-for-profit facilities to for-profit status. We believe some of the key elements in converting a hospital from not-for-profit status to for-profit status involves engaging local community leaders and committing to continued support of the hospital’s mission. Each of our hospitals has a Board of Trustees, which is comprised of physicians and local community leaders, as well as the hospital CEO. In addition, we support community programs and charitable organizations in our communities both financially and with volunteer time.
     Healthcare Reform. The Affordable Care Act dramatically alters the United States healthcare system and is intended to decrease the number of uninsured Americans and reduce the overall cost of healthcare. The Affordable Care Act attempts to achieve these goals by, among other things, requiring most Americans to obtain health insurance, expanding Medicare and Medicaid eligibility, reducing Medicare and Medicaid payments, including DSH payments, expanding the Medicare program’s use of value-based purchasing programs and tying hospital payments to the satisfaction of certain quality criteria. We believe, as a result of our physician alignment strategies as well as our continued focus on providing high quality, cost-effective healthcare, that we are well-positioned to capitalize on the opportunities and face the challenges that are likely to arise as a result of the enactment of the Affordable Care Act. As the legislation will be implemented over the next several years, the extent of the impact on our business from expected increased patient volumes, an increased number of insured patients, reimbursement cuts and other program changes cannot be determined at this time.
The Markets We Serve
     Our hospitals are located in the following states:
     Alabama
     As of June 30, 2011, we owned and operated three hospitals in the State of Alabama, with a total of 359 licensed beds. We acquired these hospitals in March 2008 from CHS as part of a multi-facility acquisition. Hartselle Medical Center primarily serves the community of Hartselle, Alabama, which is located approximately 60 miles from Birmingham. Jacksonville Medical Center primarily serves the community of Jacksonville, Alabama and is located approximately 63 miles from Birmingham. Parkway Medical Center primarily serves the community of Decatur, Alabama and is located approximately 25 miles from Huntsville. During the year ended December 31,

2010 and the six months ended June 30, 2011, we generated approximately 11.3% and 10.3%, respectively, of our total net revenue in this market.
     Arkansas
     As of June 30, 2011, we owned and operated two hospitals in the State of Arkansas with a total of 336 licensed beds. We acquired these hospitals in March 2008 from CHS as part of a multi-facility acquisition. St. Mary’s Regional Medical Center primarily serves the community of Russellville, Arkansas, which is located approximately 77 miles from Little Rock. National Park Medical Center primarily serves the community of Hot Springs, Arkansas, which is located approximately 52 miles from Little Rock. During the year ended December 31, 2010 and the six months ended June 30, 2011, we generated approximately 25.6% and 25.6%, respectively, of our total net revenue in this market.
     Missouri
     As of June 30, 2011, we owned and operated one hospital in the State of Missouri with 135 licensed beds. Mineral Area Regional Medical Center serves the community of Farmington, Missouri, which is located approximately 80 miles south of St. Louis. We acquired Mineral Area Regional Medical Center in March 2008 from CHS as part of a multi-facility acquisition. During the year ended December 31, 2010 and the six months ended June 30, 2011, we generated approximately 5.7% and 5.8%, respectively, of our total net revenue in this market.
     Oklahoma
     As of June 30, 2011, we owned and operated two hospitals in the State of Oklahoma with a total of 474 licensed beds. Muskogee Regional Medical Center primarily serves the Muskogee, Oklahoma community, located approximately 50 miles from Tulsa, which we acquired pursuant to a 40-year lease in April 2007 from the Muskogee Medical Center Authority. In connection with this transaction, we agreed to make at least $28 million in general capital expenditures at that facility during the first five years following the closing. As of December 31, 2010, we had made related capital expenditures of approximately $23.9 million in the aggregate since the closing of that transaction. For the six months ended June 30, 2011, we made additional related capital expenditures of approximately $1.2 million. Therefore, we remain obligated for $2.9 million in expenditures pursuant to our agreement. We intend to satisfy our obligation to make additional capital expenditures within the agreed period. We acquired Southwestern Regional Medical Center in November 2005 from HCA pursuant to a multi-facility transaction. Southwestern Regional Medical Center primarily serves the community of Lawton, Oklahoma, which is approximately 90 miles from Oklahoma City. During the year ended December 31, 2010 and the six months ended June 30, 2011, we generated approximately 21.7% and 21.0%, respectively, of our total net revenue in this market.
     Oregon
     As of June 30, 2011, we owned and operated one hospital in the State of Oregon with 88 licensed beds. Willamette Valley Medical Center serves the community of McMinnville, Oregon, which is located approximately 38 miles from Portland. We acquired Willamette Valley Medical Center in March 2008 from CHS as part of a multi-facility acquisition. During the year ended December 31, 2010 and the six months ended June 30, 2011, we generated approximately 12.7% and 12.7%, respectively, of our total net revenue in this market.
     Tennessee
     As of June 30, 2011, we owned and operated three hospitals in the State of Tennessee with a total of 255 licensed beds. We acquired Grandview Medical Center and River Park Hospital in November 2005 from HCA pursuant to a multi-facility transaction. Grandview Medical Center primarily serves the community of Jasper, Tennessee, which is located approximately 30 miles west of Chattanooga. River Park Hospital primarily serves the community of McMinnville, Tennessee, which is approximately 90 miles from Nashville and Chattanooga. White County Community Hospital primarily serves the Sparta, Tennessee community, located approximately 90 miles from Nashville, which we acquired in March 2008 from CHS as part of a multi-facility acquisition. During the year ended December 31, 2010 and the six months ended June 30, 2011, we generated approximately 12.4% and 13.3%, respectively, of our total net revenue in this market.
     Washington
     As of June 30, 2011, we owned and operated one hospital in the State of Washington with 110 licensed beds. Capital Medical Center serves the community of Olympia, Washington, which is located approximately 65 miles south of Seattle. We acquired Capital Medical Center in December 2005 from HCA pursuant to a multi-facility transaction. During the year ended December 31, 2010 and the six months ended June 30, 2011, we generated approximately 10.7% and 11.3%, respectively, of our total net revenue in this market.
Our Facilities
     As of June 30, 2011, we owned and operated thirteen (13) general acute care hospitals. The following table sets forth certain information concerning our hospitals:

Hospital	Location	Licensed Beds	Date Acquired
Capital Medical Center(1)	Olympia, WA	110	December 1, 2005
Grandview Medical Center	Jasper, TN	70	December 1, 2005
Hartselle Medical Center	Hartselle, AL	150	March 1, 2008
Jacksonville Medical Center	Jacksonville, AL	89	March 1, 2008
Mineral Area Regional Medical Center	Farmington, MO	135	March 1, 2008
Muskogee Regional Medical Center	Muskogee, OK	275	April 3, 2007
National Park Medical Center(2)	Hot Springs, AR	166	March 1, 2008
Parkway Medical Center	Decatur, AL	108	March 1, 2008
River Park Hospital	McMinnville, TN	125	December 1, 2005
Southwestern Medical Center	Lawton, OK	199	December 1, 2005
St. Mary’s Regional Medical Center	Russellville, AR	170	March 1, 2008
White County Community Hospital(3)	Sparta, TN	60	March 1, 2008
Willamette Valley Medical Center	McMinnville, OR	88	March 1, 2008

Total Licensed Beds		1,745

(1)	This hospital is operated by us in a joint venture with physicians in which we own 90.25% and physicians or physician entities own the remaining 9.75%.

(2)	This hospital is operated by us in a joint venture with physicians in which we own 95.04% and physicians or physician entities own the remaining 4.96%.

(3)	This hospital is operated by us in a joint venture with physicians in which we own 83.8% and physicians or physician entities own the remaining 16.2%.
     In each of the three joint ventures listed above, the managing member or general partners, as applicable, are one or more of our wholly-owned subsidiaries (each a “Capella Owner”). Each Capella Owner manages the day-to-day operation of the Hospital in exchange for a management fee and reimbursement of its out-of-pocket expenses. In addition, our Capital Medical Center and White County joint ventures participate in our cash management system pursuant to a Cash Management Agreement and Revolving Credit Loan (the “Cash Management Agreement”). Under the Cash Management Agreement, we may but are not obligated to, provide the applicable joint venture with working capital revolving credit loans as we deem necessary or appropriate for the conduct of the joint venture’s business.
     In addition to the hospitals listed above we own, either directly or through an interest in a joint venture, certain outpatient service locations complementary to our hospitals. We also own, operate and/or lease medical office buildings in conjunction with certain of our hospitals which are primarily occupied by physicians practicing at our hospitals.
     Effective July 1, 2011, we completed the acquisition of a 60% interest in Cannon County Hospital, LLC, or CCH, which owns and operates De Kalb Community Hospital in Smithville, Tennessee with 71 licensed beds and Stones River Hospital in Woodbury, Tennessee with 60 licensed beds.

     As of June 30, 2011, we leased approximately 17,000 square feet of office space at 501 Corporate Centre, Suite 200, Franklin, Tennessee, for our corporate headquarters. Our headquarters, hospitals and other facilities are suitable for their respective uses and are, in general, adequate for our present needs.
Our Hospital Operations
     Acute Care Services
     Our hospitals typically provide the full range of services commonly available in acute care hospitals, such as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics, women’s services, diagnostic and emergency services, as well as select tertiary services such as open-heart surgery and level II and III neonatal intensive care. Our hospitals also generally provide outpatient and ancillary healthcare services such as outpatient surgery, laboratory, radiology, respiratory therapy and physical therapy. We also provide outpatient services at our imaging centers and ambulatory surgery centers. Certain of our hospitals have a limited number of psychiatric, skilled nursing and rehabilitation beds. Two of our hospitals operate separate psychiatric facilities.
     Management and Oversight
     Our senior management team has extensive experience in operating multi-facility hospital networks and plays a vital role in the strategic planning for our facilities. A hospital’s local management team is generally comprised of a chief executive officer, chief operating officer, chief financial officer, chief nursing officer and chief quality officer. Local management teams, in consultation with their LPLG and the hospital’s Board of Trustees and our corporate staff, develop annual operating plans setting forth revenue growth strategies through the expansion of current services, implementation of new services and the recruitment and retention of physicians in each community, as well as plans to improve operating efficiencies and reduce costs. We believe that the ability of each local management team to identify and meet the needs of our patients, medical staffs and the community as a whole is critical to the success of our hospitals. We base the compensation for each local management team in part on its ability to achieve the goals set forth in the annual operating plan, including quality of care, patient satisfaction and financial measures.
     Boards of trustees at each hospital, consisting of local community leaders, members of the medical staff and the hospital chief executive officer, advise the local management teams and help develop the strategic operating plan for their hospital. In addition, they play a key role in providing the patient care excellence that Capella demands. Members of each Board of Trustees are identified and recommended by our local management teams. The Boards of Trustees establish policies concerning medical, professional and ethical practices, monitor these practices and ensure that they conform to our high standards. We maintain company-wide compliance and quality assurance programs and use patient care evaluations and other assessment methods to support and monitor quality of care standards and to meet accreditation and regulatory requirements.
     Each hospital has a LPLG made up of key physicians and members of the hospital’s administrative team. The Chairman of each group serves on Capella’s NPLG. The mission of the LPLG is to provide ongoing dialogue between hospital administration and members of the medical staff primarily in the areas of operations, quality patient care, employee satisfaction and community relations.
     We also provide support to the local management teams through our corporate resources in areas such as revenue cycle, business office, legal, managed care, clinical efficiency, physician services and other administrative functions. These resources allow for sharing best practices and standardization of policies and processes among all of our hospitals.
     Attracting Patients
     We believe that the most important factors affecting a patient’s choice in hospitals are the reputation of the hospital for delivering quality care, the availability and expertise of physicians and nurses caring for patients at the facility and the location and convenience of the hospital. Other factors that affect utilization include local demographics and population growth, local economic conditions and the hospital’s success in contracting with a wide range of local payors.

     Outpatient Services
     The healthcare industry has experienced a general shift during recent years from inpatient services to outpatient services as Medicare, Medicaid and managed care payors have sought to reduce costs by shifting lower-acuity cases to an outpatient setting. Advances in medical equipment technology and pharmacology have supported the shift to outpatient utilization, which has resulted in an increase in the acuity of inpatient admissions. However, we expect inpatient admission use rates to increase over the long term as the baby boomer population reaches ages where inpatient admissions become more prevalent. We have responded to the shift to outpatient services through expanding service offerings and increasing the throughput and convenience of our emergency departments, outpatient surgery facilities and other ancillary units in our hospitals. We also own minority interests in a surgery center and a radiation therapy center in the Muskogee, Oklahoma service area. We continually upgrade our resources, including procuring excellent physicians and nursing staff and utilizing technologically advanced equipment, to support our comprehensive service offerings to capture inpatient volumes from the baby boomers.
Competition
     The hospital industry is highly competitive. We currently face competition from established, not-for-profit healthcare systems, investor-owned hospital companies, large tertiary care hospitals, specialty hospitals and outpatient service providers. In the future, we expect to encounter increased competition from companies, like ours, that consolidate hospitals and healthcare companies in specific geographic markets. Continued consolidation in the healthcare industry will be a leading factor contributing to increased competition in our current markets and markets we may enter in the future. Because of the shift to outpatient care and more stringent payor-imposed pre-authorization requirements during the past few years, most hospitals have significant unused capacity resulting in increased competition for patients. Many of our competitors are larger than us and have more financial resources available than we do. Other not-for-profit competitors have endowment and charitable contribution resources available to them and can purchase equipment and other assets on a tax-free basis. In addition, two of our facilities, Muskogee Regional Medical Center and National Park Medical Center, currently compete with facilities that are owned and operated by physicians.
Employees and Medical Staff
     As of June 30, 2011, we had approximately 6,200 employees, including approximately 1,500 part-time employees. Approximately 239 of our full-time employees at our Olympia, Washington hospital are unionized. While some of our non-unionized hospitals experience union organizing activity from time to time, we do not currently expect these efforts to affect our future operations materially. Our hospitals, like most hospitals, have experienced labor costs rising faster than the general inflation rate.
     While the national nursing shortage has abated somewhat as a result of the weakened U.S. economy, certain pockets of the markets we serve continue to have limited available nursing resources. Nursing shortages often result in our using more contract labor resources to meet increased demand especially during the peak winter months. We expect our nurse leadership and recruiting initiatives to mitigate the impact of the nursing shortage. These initiatives include more involvement with nursing schools, participation in more job fairs, recruiting nurses from abroad, implementing preceptor programs, providing flexible work hours, improving performance leadership training, creating awareness of our quality of care and patient safety initiatives and providing competitive pay and benefits. We anticipate that demand for nurses will continue to exceed supply especially as the baby boomer population reaches the ages where inpatient stays become more frequent. We continue to implement best practices to reduce turnover and to stabilize our nursing workforce over time.
     We have developed a strategic physician recruitment and retention plan. In the summer of 2008, we commissioned an independent consultant group to perform a market needs analysis of each of our communities with a focus on what medical specialties the community needs to meet its healthcare demands. From this study, we developed a strategic recruitment plan to meet each market’s healthcare needs. Executing that plan, we recruited 61 physicians in 2008, 72 in 2009 and 68 in 2010. Of this total, 42.6% were specialists in areas such as general surgery, cardiology, women’s services and orthopedics. The remainder were primary care physicians, including hospitalists and physicians practicing in areas such as family medicine, internal medicine and pediatrics. Recruitment of family practice and internal medicine is critical to building a solid foundation of referring physicians in our markets.

     Our hospitals grant staff privileges to licensed physicians who may serve on the medical staffs of multiple hospitals, including hospitals not owned by us. A physician who is not an employee can terminate his or her affiliation with our hospital at any time. Although we employ a growing number of physicians, a physician does not have to be our employee to be a member of the medical staff of one of our hospitals. Any licensed physician may apply to be admitted to the medical staff of any of our hospitals, but admission to the staff must be approved by each hospital’s medical staff and Board of Trustees in accordance with established credentialing criteria. Under state laws and other licensing standards, hospital medical staffs are generally self-governing organizations subject to ultimate oversight by the hospital’s local governing board. Although we were generally successful in our physician recruiting efforts during 2010, we face continued challenges in some of our markets to recruit certain types of physician specialists who are in high demand.
Compliance Program
     We voluntarily maintain a company-wide Ethics & Compliance program designed to ensure that we maintain high standards of ethical conduct in the operation of our business. We continually implement policies and procedures for all of our employees, so they can act in compliance with all applicable laws, regulations and company policies. Additionally, we have engaged an independent consultant to evaluate our programs and recommend improvements. The organizational structure of our Ethics & Compliance program includes oversight by Capella’s Board of Directors and a high-level Corporate Ethics & Compliance Committee (“CECC”). The Board of Directors and the CECC are responsible for ensuring that the compliance program meets its stated goals and remains up-to-date to address the current regulatory environment and other issues affecting the healthcare industry. Our Vice President of Ethics & Compliance reports jointly to our Chief Executive Officer and to the Board of Directors. He serves as our Chief Compliance Officer and is charged with direct responsibility for the day-to-day oversight of our compliance program. Other features of our compliance program include initial and periodic ethics and compliance training and effectiveness reviews, a toll-free hotline for employees to report, without fear of retaliation, any suspected legal or ethical violations, and annual “coding audits” to make sure our hospitals bill the proper service codes for reimbursement from the Medicare program.
     Our compliance program also oversees the implementation and monitoring of the standards set forth by HIPAA for privacy and security. Ongoing HIPAA compliance also includes self-monitoring of HIPAA policy and procedure implementation by each of our healthcare facilities and oversight by the CECC and the Chief Compliance Officer.
Our Information Systems
     We believe that our information systems must cost-effectively meet the needs of our hospital management, medical staff and nurses in a variety of areas of our business operations, such as:
•	patient accounting, including billing and collection of revenue;

•	accounting, financial reporting and payroll;

•	coding and compliance;

•	laboratory, radiology and pharmacy systems;

•	medical records and document storage;

•	physician access to patient data;

•	quality indicators;

•	materials and asset management; and

•	negotiating, pricing and administering our managed care contracts

     During 2010, we continued to invest in information technology. We believe that the importance of and reliance upon information technology will continue to increase in the future. Accordingly, we expect to make additional significant investments in information technology during the next several years as part of our business strategy to increase the efficiency and quality of patient care.
     Although we map the financial information systems from each of our hospitals to one centralized database, we do not automatically standardize our financial information systems among all of our hospitals. We carefully review the existing systems at the hospitals we acquire. If a particular information system is unable to cost-effectively meet the operational needs of the hospital, we will convert or upgrade the information system at that hospital to a standardized information system that can cost-effectively meet these needs.
Professional and General Liability Insurance
     As is typical in the healthcare industry, we are subject to claims and legal actions by patients and others in the ordinary course of business. For professional and general liability claims, we self-insure the first portion of each claim, and Auriga, a wholly-owned subsidiary of Holdings, insures the next portion of each claim. We maintain excess coverage from independent third-party carriers for claims exceeding the coverage provided by Auriga from Lloyds of London for the first portion of the excess policy and the Bermuda market for the remaining portion. Auriga funds its portion of claims costs from proceeds of premium payments received from us.
     We believe that our current insurance program provides sufficient coverage for our facilities. We cannot, however, ensure that potential claims will not exceed those amounts. Consistent with the policy limits and indemnification agreements, our insurance coverage will cover insured professional/general liability claims made against us, during the time such insurance is in force, consistent with the policy terms and conditions; however, our insurance policy covers the members of our Board of Directors and the boards of our subsidiaries only with respect to acts performed in their capacity as board members.
Legal Proceedings
     We operate in a highly regulated and litigious industry. As a result, we are, from time to time, subject to claims and suits arising in the ordinary course of business, including claims for damages for personal injuries, medical malpractice, breach of management contracts, wrongful restriction of or interference with physicians’ staff privileges and employment related claims. In certain of these actions, plaintiffs request punitive or other damages against us or our affiliates which may not be covered by insurance. We are currently not a party to any proceeding which, in management’s opinion, would have a material adverse effect on our business, financial condition or results of operations.
Payment for Services
   General
     We are dependent upon private and governmental third-party sources of reimbursement for services provided to patients. Medicare is generally the largest source of governmental payment. Most of our private sources of reimbursement come from third-party healthcare insurance plans. Revenue under Medicare, Medicaid and third-party payor plans varies depending on the type of service provided and the volume of services provided.
     The table below presents the approximate percentage of net patient revenue we received from the following sources for the periods indicated:

				Six months
				Ended
	Year Ended December 31,			June 30,
	2008	2009	2010	2010	2011
Medicare	36.1%	39.1%	36.0%	40.5%	39.7%
Medicaid	8.3	9.6	12.0	12.3	13.2
Managed Care and other	43.4	38.3	36.1	38.3	37.3
Self-Pay	12.2	13.0	15.9	8.9	9.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

     The trends in the various categories are primarily driven by our acquisition history and to a lesser extent the shifts in payor mix because of economic conditions. For example, those assets acquired in 2008 have a higher concentration in “Medicare and Medicaid” versus the assets acquired in earlier years.
     Medicare Inpatient Services
     Under the Medicare program, hospitals are reimbursed for the operating costs of acute care inpatient stays under an IPPS pursuant to which a hospital receives a fixed payment amount per inpatient discharge based on the patient’s assigned MS-DRG. Over a two-year transition period that began in October 2007, CMS implemented MS-DRGs to replace the previously used Medicare diagnosis related groups in an effort to better recognize severity of illness and cost of providing care in Medicare payment rates. Each MS-DRG is assigned a payment weight that is based on the average amount of hospital resources that are needed to treat Medicare patients in that MS-DRG. MS-DRG payments are adjusted for area wage differentials. In addition, if a hospital treats a patient who is more expensive to treat than the average Medicare patient in the same MS-DRG, the hospital will receive an additional outlier payment if the hospital’s cost of treating that patient exceeds a certain threshold amount. MS-DRG classifications and weights are re-calibrated and adjusted on an annual basis to reflect the inflation experienced by hospitals (and entities outside the healthcare industry) in purchasing goods and services (the “market basket index”).
     The Affordable Care Act contains many Medicare payment initiatives and changes. Many of the changes, such as payments to accountable care organizations and proposed bundled payments, have not yet gone into effect, but other revisions, such as programs to reduce payments to hospitals for excessive readmissions, and reductions in the hospital market basket update, are effective now.
     On August 1, 2011, CMS issued the Medicare IPPS final rule for FFY 2012, which begins on October 1, 2011. Under the final rule, hospitals that report quality data under the IQR Program will receive a 1.0% payment rate increase for inpatient hospital stays paid under the IPPS and hospitals that do not report quality data will receive 1.0% decrease in payment rates. The 1.0% net increase is a compilation of a 1.9% base increase, a (2.0)% documentation and coding adjustment to recoup the effects of increased aggregate payments resulting from the adoption of MS-DRGs, and a positive 1.1% adjustment to negate the misapplication of a budget neutrality adjustment between FFYs 1999-2006. The final rate increase also reflects a (2.9)% adjustment as part of a two year process to recoup overpayments resulting from the conversion to the MS-DRG system. However, because the adjustment is non-cumulative, it does not yield any change compared to the FFY 2011 reimbursement rates.
     In addition, the rule contains several provisions intended to strengthen the relationship between payment and quality of service. First, the rule adopts a number of policies as part of the Hospital Readmissions Reduction Program, established by the Affordable Care Act, which requires a reduction in Medicare payments to hospitals with excess readmissions for certain conditions. Second, the rule expands the quality measures that hospitals must report in FFYs 2014 and 2015 to avoid a 2% payment reduction under the IQR Program by, among other things, increasing the number of measures to be reported to 76. Finally, the rule expands the list of measures CMS has proposed to adopt for the VBP Program.
     Hospitals that treat a disproportionately large number of low-income patients currently receive additional payments from Medicare in the form of DSH payments. DSH payments are determined annually based upon certain statistical information defined by CMS and are calculated as a percentage add-on to the MS-DRG payments. This percentage varies, depending on several factors that include the percentage of low-income patients served. The recent health reform legislation contains certain changes to the DSH formula, including a change that would give greater weight to the amount of uncompensated care provided by a hospital than it would to the number of low- income patients treated.
     As authorized by the Affordable Care Act, HHS issued its final rule on April 29, 2011 launching the Hospital VBP Program. The VBP Program begins in October 2012 and provides that hospitals will be paid for inpatient acute care services based on quality of care measures as specifically set forth by CMS. The quality measures focus on how closely hospitals follow best clinical practices and how well hospitals enhance patients’ experiences of care. The higher the quality measures, the higher the reward from CMS. The Company intends for its facilities to achieve high levels of quality under the VBP Program, however, the Company cannot guarantee that its facilities’ reimbursement will increase and will not decrease as a result of the implementation of the VBP Program.
     Medicare Outpatient Payment
     Under Medicare’s hospital outpatient prospective payment system (“OPPS”), hospital outpatient services are classified into groups called ambulatory payment classifications (“APCs”). Services in each APC are clinically similar and are similar in terms of the resources they require. CMS establishes a payment rate for each APC, and, depending on the services provided, a hospital may be paid for more than one APC for each patient encounter. APC classifications and payment rates are reviewed and adjusted on an annual basis. Historically, the rate of increase in payments for hospital outpatient services has been higher than the rate of increase in payments for inpatient services.
     On July 1, 2011, CMS issued the proposed OPPS rates for CY 2012. Under the proposed rule, the market basket update for CY 2012 for hospitals under the OPPS would be 1.5%, which represents a 2.8% market basket update, reduced by a 1.2% multifactor productivity adjustment and a 0.1% adjustment, both of which are required by the Affordable Care Act. Hospitals that submit quality data in accordance with the Hospital Outpatient Quality Data Reporting Program will receive the full 1.5% market basket update, and those that do not submit quality data will receive a -0.5% update. In addition, CMS has proposed a 0.6% reduction to the payment rates for non-cancer OPPS hospitals to offset the adjustment to cancer hospital payments. When combined with the estimated 0.2% payment increase that is needed to ensure budget neutrality in connection with the proposed transition to full use of CMHC data for CMHC partial hospital program per diem payment rates, CMS anticipates that the proposed rule would increase payment rates for hospital outpatient services provided in non-cancer hospitals by 1.1% in CY 2012.
     As part of the proposed rule, CMS is also considering a number of quality-related provisions. CMS has proposed to add nine quality measures to the current list of 23 measures to be reported by hospital outpatient departments, bringing to the total number of measures to 32 that are to be reported for purposes of the CY 2014 payment determination. In addition, CMS has proposed to expand the measure included in the VBP Program in FFY 2014 by adding on additional clinical process of care measure and has proposed to establish the performance periods, standards and weighting scheme for the VBP Program.
Budget Control Act
     On August 2, 2011, Congress passed the Budget Control Act, or the BCA, which raised the federal debt ceiling and made spending cuts of roughly the same amount. Under the BCA, the Joint Select Committee on Deficit Reduction is tasked with reducing the federal deficit by an additional $1.5 trillion by December 23, 2011. If the joint committee fails to approve a bill or Congress does not enact the recommendations, a number of cuts will be automatically “triggered”, which could result in approximately a 2.0% reduction in Medicare reimbursement rates for providers. We cannot predict whether the joint committee will recommend spending cuts to federal health care programs and, if it does, whether Congress will actually enact their recommendations or whether the automatic cuts will be triggered by Congress’s failure to act and if the automatic cuts are triggered, what the actual reductions in reimbursement will be to hospitals or other providers. Any reduction in provider reimbursement rates under federal health care programs could have a material adverse effect on our financial condition and results of operations.
     Healthcare Reform
     The Affordable Care Act dramatically alters the United States healthcare system and is intended to decrease the number of uninsured Americans and reduce overall healthcare costs. The Affordable Care Act attempts to achieve these goals by, among other things, requiring most Americans to obtain health insurance, expanding Medicare and Medicaid eligibility, reducing Medicare and Medicaid payments, including DSH payments to providers, expanding the Medicare program’s use of value-based purchasing programs, and tying hospital payments to the satisfaction of certain quality criteria. The Affordable Care Act also contains several Medicare payment and delivery system innovations, including the establishment of a Medicare Shared Savings Program to promote accountability and coordination of care through the creation of accountable care organizations or “ACOs” and the establishment of pilot programs related to bundled payment for post-acute care. Under the bundled post-acute care pilot program, Medicare would pay one bundled payment for acute, inpatient hospital services, physician services, outpatient hospital services, and post-acute care services for an episode of care that begins three days prior to a hospitalization and spans 30 days following discharge. The Affordable Care Act requires the Secretary of HHS to expand the pilot program if it achieves the stated goals of reducing spending while improving or not reducing quality. The pilot program will be established by January 1, 2013, and expanded, if appropriate, by January 1, 2016. Under the ACO Medicare Shared Savings Program, organizations known as “ACOs” would enter into a contract with the Secretary of the HHS in which the ACO agrees to be accountable for the overall care of its Medicare beneficiaries, to have adequate participation of primary care physicians, to define processes to promote evidence-based medicine, to report on quality and costs, and to coordinate care. ACOs that meet quality and efficiency standards would be allowed to share in the cost savings they achieve for the Medicare program. On March 31, 2011, HHS, the Federal Trade Commission and the Internal Revenue Service jointly released proposed ACO regulations setting forth the parameters of ACO contracts and payments under the Medicare Shared Savings Program. These regulations are subject to comment and may contain significant revisions when they are released in final form. We will continue to monitor payment developments and innovations established by the Affordable Care Act, but because the details of these payment reforms have not yet been finalized, we are unable to predict the impact of these reforms on the Company.
     The Affordable Care Act also contains a number of measures that are intended to reduce fraud and abuse in the Medicare and Medicaid programs, such as requiring the use of RACs in the Medicaid program, expanding the scope of the federal False Claims Act and generally prohibiting physician-owned hospitals from increasing the total percentage of physician ownership or increasing the aggregate number of operating rooms, procedure rooms, and beds for which they are licensed.
     As part of the effort to control or reduce healthcare spending, the Affordable Care Act places a number of significant requirements and limitations on the Whole Hospital Exception to the federal physician self-referral prohibition, commonly known as the Stark Law, which allows physicians to have ownership interests in hospitals. Among other things, the Affordable Care Act prohibits hospitals from increasing the percentage of the total value of the ownership interest held in the hospital by physicians after March 23, 2010.
     Because a majority of the measures contained in the Affordable Care Act do not take effect until 2013, it is difficult to predict the impact the Affordable Care Act will have on the Company. In addition, there have been a number of challenges to the Affordable Care Act, and some courts have ruled that the requirement for individuals to carry health insurance or the Affordable Health Care Act in its entirety is unconstitutional. Several bills have been and will likely continue to be introduced in Congress to repeal or amend all or significant provisions of the Affordable Care Act. It is difficult to predict the full impact of the Affordable Care Act because of its complexity, lack of implementing regulations and interpretive guidance, gradual and potentially delayed implementation, pending court challenges, and possible repeal and/or amendment, as well as the inability to foresee how individuals and businesses will respond to the choices afforded them by the Affordable Care Act. Depending on further legislative developments, how the pending court challenges are resolved, and how the Affordable Care Act is ultimately interpreted and implemented, it could have an adverse effect on the business, financial condition and results of operations of the Company.
     Impact of Affordable Care Act on the Company
     The expansion of health insurance coverage under the Affordable Care Act may result in a material increase in the number of patients using our facilities who have either private or public program coverage. In addition, a disproportionately large percentage of the new Medicaid coverage is likely to be in states that currently have relatively low income eligibility requirements. Further, the Affordable Care Act provides for a value-based purchasing program, the establishment of ACOs and bundled payment pilot programs, which will create possible sources of additional revenue.
     However, it is difficult to predict the size of the potential revenue gains to the Company as a result of these elements of the Affordable Care Act, because of uncertainty surrounding a number of material factors, including the following:
•	how many previously uninsured individuals will obtain coverage as a result of the Affordable Care Act (while the CBO estimates 32 million, CMS estimates almost 34 million; both agencies made a number of assumptions to derive that figure, including how many individuals will ignore substantial subsidies and decide to pay the penalty rather than obtain health insurance and what percentage of people in the future will meet the new Medicaid income eligibility requirements);

•	what percentage of the newly insured patients will be covered under the Medicaid program and what percentage will be covered by private health insurers;

•	the extent to which states will enroll new Medicaid participants in managed care programs;

•	the pace at which insurance coverage expands, including the pace of different types of coverage expansion;

•	the change, if any, in the volume of inpatient and outpatient hospital services that are sought by and provided to previously uninsured individuals;

•	the rate paid to hospitals by private payers for newly covered individuals, including those covered through the newly created Exchanges and those who might be covered under the Medicaid program under contracts with the state;

•	the rate paid by state governments under the Medicaid program for newly covered individuals;

•	how the value-based purchasing and other quality programs will be implemented;

•	the percentage of individuals in the Exchanges who select the high deductible plans, since health insurers offering those kinds of products have traditionally sought to pay lower rates to hospitals;

•	whether the net effect of the Affordable Care Act, including the prohibition on excluding individuals based on pre-existing conditions, the requirement to keep medical costs lower than a specified percentage of premium revenue, other health insurance reforms and the annual fee applied to all health insurers, will be to put pressure on the bottom line of health insurers, which in turn might cause them to seek to reduce payments to hospitals with respect to both newly insured individuals and their existing business; and

•	the possibility that implementation of provisions expanding health insurance coverage will be delayed or even blocked because of court challenges or revised or eliminated as a result of court challenges and efforts to repeal or amend the new law.
     On the other hand, the Affordable Care Act provides for significant reductions in the growth of Medicare spending, reductions in Medicare and Medicaid DSH payments and the establishment of programs where reimbursement is tied to quality and integration. Since 48% of our revenue in 2010 were from Medicare and Medicaid, collectively, reductions to these programs may significantly impact us and could offset any positive effects of the Affordable Care Act. It is difficult to predict the size of the revenue reductions to Medicare and Medicaid spending, because of uncertainty regarding a number of material factors, including the following:
•	the amount of overall revenue we will generate from Medicare and Medicaid business when the reductions are implemented;

•	whether reductions required by the Affordable Care Act will be changed by statute prior to becoming effective;

•	the size of the Affordable Care Act’s annual productivity adjustment to the market basket beginning in 2012 payment years;

•	the amount of the Medicare DSH reductions that will be made, commencing in FFY 2014;

•	the allocation to our hospitals of the Medicaid DSH reductions, commencing in FFY 2014;

•	what the losses in revenue will be, if any, from the Affordable Care Act’s quality initiatives;

•	how successful ACOs, in which we participate, will be at coordinating care and reducing costs;

•	the scope and nature of potential changes to Medicare reimbursement methods, such as an emphasis on bundling payments or coordination of care programs; and

•	reductions to Medicare payments CMS may impose for “excessive readmissions.”
     Because of the many variables involved, we are unable to predict the net effect on the Company of the expected increases in insured individuals using our facilities, the reductions in Medicare spending and reductions in Medicare and Medicaid DSH funding, and numerous other provisions in the Affordable Care Act that may affect us. Further, it is unclear how federal lawsuits challenging the constitutionality of the Affordable Care Act will be resolved or what the impact will be of any resulting changes to the law. For example, should the requirement that individuals maintain health insurance ultimately be deemed unconstitutional but the prohibition on health insurers excluding coverage because of pre-existing conditions be maintained, significant disruption to the health insurance industry could result, which could impact our revenue and operations

     CMS Disclosure Obligations
     In addition to setting payment rates, recent CMS payment rules have also imposed disclosure obligations and reporting requirements on physician-owned hospitals. Among other things, the rules require physician-owned hospitals to disclose the names of their physician owners to their patients, require physician-owners who are members of the hospital’s medical staff to disclose their ownership interests to the patients they refer to the hospital, and require the hospital to notify all patients in writing at the beginning of their inpatient hospital stay or outpatient visit if a physician is not present in the hospital 24 hours per day, 7 days per week. The notice regarding the presence of a physician must also describe how the hospital will meet the medical needs of patients who develop emergency conditions while no doctor is on the premises. We intend for our facilities to comply with these requirements.
     Recovery Audit Contractors
     In 2005, CMS began using RACs to detect Medicare overpayments not identified through existing claims review mechanisms. The RAC program relies on private auditing firms to examine Medicare claims filed by healthcare providers. The RAC program began as a demonstration project in a few states and was later made permanent by the Tax Relief and Health Care Act of 2006. The permanent RAC program was gradually expanded across the United States in 2008 and 2009 and is currently operating in all 50 states. The Affordable Care Act has further expanded the use of RACs and requires each state to establish a Medicaid RAC program in 2011.
     RACs utilize a post-payment targeted review process employing data analysis techniques in order to identify those Medicare claims most likely to contain overpayments, such as incorrectly coded services, incorrect payment amounts, non-covered services and duplicate payments. CMS has given RACs the authority to look back at claims up to three years old, provided that the claim was paid on or after October 1, 2007. Claims identified as overpayments will be subject to the Medicare appeals process.
     RACs are paid a contingency fee based on the overpayments they identify and collect. Therefore, we expect that the RACs will look very closely at claims submitted by our facilities in an attempt to identify possible overpayments. Although we believe our claims for reimbursement submitted to the Medicare and Medicaid programs are accurate, many of our hospitals have had claims audited by the RAC program. While most of our hospitals have successfully appealed any adverse determinations raised by these audits, we cannot predict if this trend will continue or the results of any future audits. These additional post-payment reviews may require us to incur additional costs to respond to requests for records and to pursue the reversal of payment denials and ultimately may require us to refund amounts paid to us that are determined to have been overpaid.
     Medicaid
     Medicaid programs are funded jointly by the federal government and the states and are administered by states under approved plans. Most state Medicaid program payments are made under a prospective payment system or are based on negotiated payment levels with individual hospitals. Medicaid reimbursement is less than Medicare reimbursement for the same services and is often less than a hospital’s cost of services. The federal government and many states have recently reduced or are currently considering legislation to reduce the level of Medicaid funding (including upper payment limits) or program eligibility that could adversely affect future levels of Medicaid reimbursement received by our hospitals. As permitted by law, certain states in which we operate have adopted broad-based provider taxes to fund their Medicaid programs. Since states must operate with balanced budgets and since the Medicaid program is often the state’s largest program, states may consider further reductions in their Medicaid expenditures.

     Third-Party Payors
     We also will be dependent upon private third-party sources of reimbursement for services provided to patients. In addition, market and cost factors affecting the fee structure, cost containment, and utilization decisions of third-party payors and other payment factors over which we will have no control may adversely affect the amount of payment we will receive for our services. The market share growth of private third-party managed care has resulted in substantial competition among providers of services, including pain management and outpatient and inpatient surgical services, for inclusion in managed care contracting in some markets. In addition, many third-party payor contracts contain termination provisions that allow the payor to terminate the contract without cause after delivering notice of intent to terminate. Termination of a managed care contract can result in material reductions in patient volume and revenue to us. Our financial condition and results of operations may be adversely affected by fixed fee schedules, capitation payment arrangements, exclusion from participation in managed care programs, or other changes in payments for healthcare services.
Government Regulation and Other Factors
     General
     All participants in the healthcare industry are required to comply with extensive government regulation at the federal, state and local levels. In addition, these laws, rules and regulations are extremely complex and the healthcare industry has had the benefit of little or no regulatory or judicial interpretation of many of them. Although we believe we are in compliance in all material respects with such laws, rules and regulations, if a determination is made that we were in material violation of such laws, rules or regulations, our business, financial condition or results of operations could be materially adversely affected. If we fail to comply with applicable laws and regulations, we can be subject to criminal penalties and civil sanctions and our hospitals can lose their licenses and their ability to participate in the Medicare and Medicaid programs.
     Licensing, Certification and Accreditation
     Healthcare facility construction and operation is subject to federal, state and local regulations relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, rate-setting and compliance with building codes and environmental protection laws. Our facilities also are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation. We believe that all of our operating healthcare facilities are properly licensed under appropriate state healthcare laws.
     All of our hospitals are certified under the Medicare program and are accredited by The Joint Commission or the American Osteopathic Association. Some of the Company’s facilities have used Joint Commission or American Osteopathic Association accreditation in lieu of Medicare surveys to obtain Medicare certification. For those facilities, the effect of accreditation is to permit the facilities to participate in the Medicare and Medicaid programs. If any facility that obtained Medicare participation based on its accreditation loses that accreditation status, or any of our facilities otherwise lose certification under the Medicare program, then the facility will be unable to receive reimbursement from the Medicare and Medicaid programs. We intend to conduct our operations in compliance with current applicable federal, state, local and independent review body regulations and standards. The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, we may need to make changes in our facilities, equipment, personnel and services.
     Medicare Participation
     Our facilities have received certification under the federal Medicare program in order to qualify for reimbursement for services rendered to eligible patients under such program. The Medicare program has conditions of participation that a provider must satisfy to qualify for reimbursement including, but not limited to, compliance with state licensure requirements, governing body and management requirements, medical records requirements, credit balance refund requirements, quality assurance and utilization review requirements, surgical service standards, physical environment standards, nursing services standards, pharmaceutical standards, laboratory and radiological standards, medical staff credentialing standards, and architectural standards. We intend for all of its facilities to comply with all applicable Medicare conditions and requirements. However, the failure to obtain, or any loss or restriction of, Medicare certification may adversely affect our financial viability. In addition, any significant reduction in government payments for services provided at Company facilities could have a material adverse effect on our business.
     The requirements for certification and enrollment under Medicare and other government reimbursement programs such as Medicaid are subject to change and, in order to remain qualified for such programs, it may be necessary for us to make changes from time to time in its facilities, equipment, personnel or services.
     Anti-Kickback Laws
     The Social Security Act includes provisions addressing illegal remuneration (the “Anti-Kickback Laws”) which prohibit providers and others from, among other things, soliciting, receiving, offering or paying, directly or indirectly, any remuneration in return for either making a referral for a service or item covered by a federal healthcare program or ordering or arranging for or recommending the order of any covered service or item. Violations of the Anti-Kickback Laws are felonies that include criminal penalties or imprisonment or criminal fines up to $25,000 per violation. In addition, violations of the Anti-Kickback Laws also include civil monetary penalties of up to $50,000 per violation, damages up to three times the total amount of the improper payment made to the referral source, and exclusion from participation in Medicare, Medicaid, or other tendered healthcare programs.
     In U.S. v. Greber, 760 F.2d 68 (3d Cir. 1985), the United States Court of Appeals for the Third Circuit held that the Anti-Kickback Laws are violated if one purpose (as opposed to a primary or sole purpose) of a payment to a provider is to induce referrals. Other federal circuit courts have followed the Greber case.
     Under regulations issued by the OIG, certain categories of activities are deemed not to violate the Anti-Kickback Laws (the “Safe Harbors”). According to the preamble to the Safe Harbors, the failure of a particular business arrangement to comply with the regulations does not determine whether the arrangement violates the Anti-Kickback Laws. The Safe Harbors do not make conduct illegal, but instead delineate standards that, if complied with, protect conduct that might otherwise be deemed in violation of the Anti-Kickback Laws. Currently there are safe harbors for various activities, including the following: investment interests, space rental, equipment rental, practitioner recruitment, personal services and management contracts, sale of practice, referral services, warranties, discounts, employees, group purchasing organizations, waiver of beneficiary coinsurance and deductible amounts, managed care arrangements, obstetrical malpractice insurance subsidies, investments in group practices, ambulatory surgery centers and referral agreements for specialty services.
     The Health Reform Acts increase funding for fighting fraud and abuse, allow CMS to establish enrollment moratoria in areas indentified as being at elevated risk of fraud, create new penalties for fraud and abuse violations, increases penalties for submitting false claims, and restrict physician ownership of hospitals.
     We have a variety of financial relationships with physicians who refer patients to our facilities. As of June 30, 2011, referring physicians owned interests in three of our hospitals, and two outpatient facilities in which we own a minority interest. We may sell ownership interests in certain other of our facilities to physicians and other qualified investors in the future. We also have contracts with physicians providing for a variety of financial arrangements, including employment contracts, leases and professional service agreements. We have provided financial incentives to recruit physicians to relocate to communities served by our hospitals, including income and collection guarantees and reimbursement of relocation costs, and will continue to provide recruitment packages in the future. Although we have established policies and procedures to ensure that our arrangements with physicians comply with current law and applicable regulations, we cannot assure you that regulatory authorities that enforce these laws will not determine that some of these arrangements violate the Anti-Kickback Statute or other applicable laws. An adverse determination could subject us to liabilities under the Social Security Act, including criminal penalties, civil monetary penalties and exclusion from participation in Medicare, Medicaid or other federal healthcare programs, any of which could have a material adverse effect on our business, financial condition or results of operations.

     The Stark Law
     Physician self-referral laws have been enacted by Congress and many states to prohibit certain self-referrals for healthcare services. The federal prohibition, commonly known as the Stark Law, prohibits physicians from referring patients for certain designated health services provided by an entity with which the physician has a financial relationship if those services are paid for, in whole or in part, by Medicare or Medicaid. The Stark Law also prohibits the entity from seeking payment from Medicare or Medicaid for services rendered pursuant to a prohibited referral. If an entity is paid for services rendered pursuant to a prohibited referral, it may incur civil penalties of up to $15,000 per prohibited claim and may be excluded from participating in Medicare and Medicaid.
     Under the Stark Law, designated health services include inpatient and outpatient hospital services; radiology services, including magnetic resonance imaging, computerized axial tomography scans, and ultrasound services; physical therapy services; occupational therapy services; radiation therapy services and supplies; durable medical equipment and supplies; parenteral and enteral nutrients, equipment, and supplies; prosthetics, orthotics, and prosthetic devices and supplies; home healthcare services; and outpatient prescription drugs. Our facilities provide designated health services under Stark.
     As discussed below, the Affordable Care Act creates potential False Claims Act liability for failure to timely report and repay known overpayments to the federal government, including payments received for services rendered pursuant to a referrals that are not Stark Law compliant. In 2010, CMS published a self-referral disclosure protocol (the “SDP”) to encourage providers to disclose and attempt to resolve potential Stark Law violations and related overpayment liabilities at levels below the maximum penalties and amounts set forth by statute. In light of these developments, we may make certain disclosures through the SDP in the future. We cannot predict how CMS will resolve any issues reported through the SDP, including whether CMS will resolve any potential Stark Law violations are related overpayments at levels below the maximum amounts set forth by law.
     Laws allowing physicians to refer their patients to facilities in which they have an investment interest are presently, and are expected to continue to be, the focus of federal and state lawmakers. The Stark Law prohibits a physician from having a financial relationship in and making referrals to an entity that provides designated health services, which includes inpatient or outpatient hospital services, unless an exception applies to the financial relationship. The Stark Law provides several exceptions including exceptions for leases and personal services agreements as long as the arrangements comply with the parameters of the exceptions. In addition, there are exceptions for investments in rural areas, and there is a Whole Hospital Exception that, prior to the recent reform legislation, allowed physicians to own interests in hospitals. The Affordable Care Act also prohibits an increase in the aggregate number of beds, operating rooms, and procedure rooms in physician-owned hospitals from March 23, 2010; requires a referring physician owner or investor to disclose his or her ownership interest in a hospital (along with the ownership or investment interest of any treating physician) to patients at a time when the patient may make a meaningful decision regarding the receipt of care; requires physician-owned hospitals to submit an annual report identifying each physician owner and investor, and the nature and extent of all ownership and investment interests; requires physician-owned hospitals to disclose any physician ownership or investment interest on the hospital’s website and in any public advertisement; and ensures that ownership in hospitals by physician owners or investors is bona fide and satisfies the Whole Hospital Exception.
     In addition to the physician referral requirements, the Stark Law also includes specific reporting requirements that require each entity furnishing covered items or services to provide the Secretary with certain information concerning its ownership, investment, and compensation arrangements with physicians. In a series of notices in 2007, CMS indicated its intent to require a group of 500 hospitals to submit a Disclosure of Financial Relationships Report (“DFRR”) to CMS that contains detailed information concerning each hospital’s ownership, investment, and compensation arrangements with physicians. CMS has since determined that mandating hospitals to complete the DFRR may duplicate some of the reporting obligations related to physician ownership and investment set forth in the Affordable Care Act. Therefore, CMS has decided to delay implementation of the DFRR, and instead focus on implementing relevant sections of the Affordable Care Act. CMS has indicated that it remains interested in analyzing physician compensation relationships with DHS entities, and after collecting and examining information related to ownership and investment interests pursuant to the Affordable Care Act, it will determine if it is necessary to capture information related to compensation arrangements. If CMS continues with the DFRR requirement and one of our facilities receives the DFRR request, it will have a limited amount of time to compile a significant amount of information relating to its financial relationships with physicians, including any ownership by physicians. Our facilities may be subject to substantial penalties if it is unable to assemble and report this information within the required timeframe or if CMS or any other government agency determines that its submission is inaccurate or incomplete. In addition, a facility may be the subject of investigations or enforcement actions if a government agency determines that any of the information indicates a potential violation of law. Any such investigation or enforcement action could materially adversely affect the Company’s results of operations. These activities reflect the general trend of increasing governmental scrutiny of the financial relationships between hospitals and referring physicians under the Stark Law.

     Corporate Practice of Medicine and Fee Splitting
     Some of the states in which we operate have laws that prohibit unlicensed persons or business entities, including corporations, from employing physicians or laws that prohibit certain direct or indirect payments or fee-splitting arrangements between physicians and unlicensed persons or business entities. Possible sanctions for violations of these restrictions include loss of a physician’s license, civil and criminal penalties and rescission of business arrangements that may violate these restrictions. These statutes vary from state to state, are often vague and seldom have been interpreted by the courts or regulatory agencies. Although we exercise care to structure our arrangements with healthcare providers to comply with the relevant state law and believe these arrangements comply with applicable laws in all material respects, we cannot assure you that governmental officials responsible for enforcing these laws will not assert that we, or transactions in which we are involved, are in violation of such laws, or that such laws ultimately will be interpreted by the courts in a manner consistent with our interpretations.
     HIPAA Privacy, Transaction and Security Standards
     HIPAA required HHS to promulgate regulations designed to encourage electronic commerce in the healthcare industry. These regulations apply to healthcare providers that transmit information in an electronic form in connection with standard HIPAA transactions, such as electronic claims.
     At this time, HHS has promulgated standards for the HIPAA transactions, standards for unique identifiers for employers and healthcare providers to be used in the HIPAA transactions, standards for the privacy of individually identifiable information, security standards for the protection of electronic health information and general administrative requirements relating to procedures for investigating violations of HIPAA, the imposition of penalties for such violations and procedures for hearings to appeal the imposition of penalties. The Company’s facilities are subject to these standards.
     HIPAA security standards require our Company’s facilities to establish and maintain reasonable and appropriate administrative, technical and physical safeguards to ensure the integrity, confidentiality and the availability of electronic health and related financial information. The security standards were designed to protect electronic information against reasonably anticipated threats or hazards to the security or integrity of the information and to protect the information against unauthorized use or disclosure.
     HIPAA privacy standards apply to individually identifiable information held or disclosed by our facilities in any form, whether communicated electronically, on paper or orally. These standards impose extensive new administrative requirements on our facilities, including appointing a privacy officer, adopting privacy policies and training our facilities’ workforce on these policies. They require our facilities’ compliance with rules governing the use and disclosure of health information. They create new rights for patients in their health information, such as the right to amend their health information, and they require our facilities to impose these rules, by contract, on any business associate to whom our facilities disclose such information in order to perform functions on our facilities’ behalf. In addition, our facilities will continue to remain subject to any state laws that are more restrictive than the privacy standards issued under HIPAA.
     A violation of these regulations could result in civil money penalties of $100 per incident, up to a maximum of $25,000 per person per year per standard. HIPAA also provides for criminal penalties of up to $50,000 and one year in prison for knowingly and improperly obtaining or disclosing protected health information, up to $100,000 and five years in prison for obtaining protected health information under false pretenses, and up to $250,000 and ten (10) years in prison for obtaining or disclosing protected health information with the intent to sell, transfer or use such information for commercial advantage, personal gain or malicious harm. Since there is no significant history of enforcement efforts by the federal government at this time, it is not possible to ascertain the likelihood of enforcement efforts in connection with the HIPAA regulations or the potential for fines and penalties which may result from the violation of the regulations.
     On February 17, 2009, President Obama signed the federal stimulus bill, which is officially known as the American Recovery and Reinvestment Act of 2009, and referred to herein as the “ARRA” into effect. The ARRA included the HITECH Act, which contains a number of provisions that significantly expand the reach of HIPAA. Among other things, the HITECH Act (i) created new security breach notification requirements for covered entities

(ii) extended the HIPAA security provisions to business associates, and (iii) increased a patient’s ability to restrict access to his or her protected health information. The HITECH Act also expanded the number of enforcement mechanisms that are available to prosecute violations of HIPAA by creating a private cause-of-action for non-compliance which may be brought by state attorneys general on behalf of affected patients and increasing the civil monetary penalties that may be imposed for violations of HIPAA by establishing a tiered system that authorizes penalties of $100 per violation (up to $25,000 for each requirement) for violations based on lack of knowledge, $1,000 per violation (up to $100,000 for each requirement) for violations because of reasonable cause, $10,000 per violation (up to $250,000 for each requirement) for violations because of willful neglect, and $50,000 per violation (up to $1,500,000 for each requirement) for violations that are not corrected.
     On August 24, 2009, HHS issued regulations implementing certain of the requirements of the HITECH Act, including the breach notification requirements providing obligations for compiling and reporting of certain information relating to breaches by providers and their business associates (the “Interim Final Breach Rule”), effective September 23, 2009. HHS subsequently promulgated and withdrew a final breach notification rule for review, but it intends to publish a final data breach rule in the coming months. Until such time as a new final breach rule is issued, the Interim Final Breach Rule remains in effect. In addition, our facilities remain subject to any state laws that relate to the reporting of data breaches that are more restrictive than the regulations issued under HIPAA and the requirements of the HITECH Act.
     On July 14, 2010, HHS issued a notice of proposed rulemaking to modify the HIPAA privacy, security and enforcement regulations. These changes may require substantial operational changes for HIPAA covered entities and their business associates, including, in part, new requirements for business associate agreements and a transition period for compliance, new limits on the use and disclosure of health information for marketing and fundraising, enhanced individuals’ rights to obtain electronic copies of their medical records and restricted disclosure of certain information, new requirements for notices of privacy practices, modified restrictions on authorizations for the use of health information for research, and new changes to the HIPAA enforcement regulations. HHS has not yet released the final version of these rules, and, as a result, we cannot quantify the financial impact of compliance with these new regulations. We could, however, incur expenses associated with such compliance.
     The Company intends to comply fully with HIPAA and the applicable portions of the HITECH Act, when required. However, the Company cannot provide any assurances that the Company’s actions will not be reviewed or challenged by the authorities having responsibility for HIPAA enforcement. The Company further believes that HIPAA will likely be an area of increased government enforcement in the future. The Company expects that compliance with these standards will require significant commitment and action by the Company.
     Federal Trade Commission “Red Flags Rule”
     On November 9, 2007, the Federal Trade Commission (“FTC”) issued a final rule, known as the Red Flags Rule, that requires financial institutions and other businesses which maintain accounts that are used for primarily individual purposes and that permit multiple payments, to implement written identity theft prevention programs. The FTC may seek penalties of up to $3,500 per violation for certain violations of the Rule. In addition, states may enforce the Red Flags Rule on behalf of their citizens by either (i) seeking direct damages or (ii) penalties of up to $1,000 per independent violation, plus attorney’s fees. Finally, affected individuals may also file civil suits in which they may recover actual damages, plus attorney’s fees, for negligent violations, or actual damages of up to $1,000, plus attorney’s fees and punitive damages, for willful noncompliance.
     The Red Flag Program Clarification Act of 2010, signed on December 18, 2010, appears to exclude certain healthcare providers from the Red Flags Rule, but permits the FTC or relevant agencies to designate additional creditors subject to the Red Flags Rule through future rulemaking if the agencies determine that the person in question maintains accounts subject to foreseeable risk of identity theft. The Company intends to comply with the Red Flags Rule if required. However, the Company cannot provide any assurances that its operations and identity theft prevention programs will not be reviewed or challenged by the FTC or other governmental authorities with responsibility for enforcing the Red Flags Rule, or if challenged, that its operations and programs would be found to be compliant.

     False and Other Improper Claims
     The U.S. government is authorized to impose criminal, civil and administrative penalties on any person or entity that files a false claim for payment from the Medicare or Medicaid programs. Claims filed with private insurers can also lead to criminal and civil penalties, including, but not limited to, penalties relating to violations of federal mail and wire fraud statutes. While the criminal statutes are generally reserved for instances of fraudulent intent, the U.S. government is applying its criminal, civil and administrative penalty statutes in an ever expanding range of circumstances. For example, the government has taken the position that a pattern of claiming reimbursement for unnecessary services violates these statutes if the claimant merely should have known the services were unnecessary, even if the government cannot demonstrate actual knowledge. The government has also taken the position that claiming payment for low quality services is a violation of these statutes if the claimant should have known that the care was substandard. In addition, some courts have held that a violation of the Stark law can result in liability under the federal False Claims Act. Additionally, under the Affordable Care Act, the False Claims Act is implicated by the knowing failure to report and return an overpayment within 60 days of identifying the overpayment or by the date a corresponding cost report is due, whichever is later, and the Affordable Care Act also specifically provides that submission of claims for services or items generated in violation of the Anti-Kickback Laws constitutes a false or fraudulent claim under the False Claims Act.
     Over the past several years, the U.S. government has accused an increasing number of healthcare providers of violating the federal False Claims Act. The False Claims Act prohibits a person from knowingly presenting, or causing to be presented, a false or fraudulent claim to the U.S. government. The statute defines “knowingly” to include not only actual knowledge of a claim’s falsity, but also reckless disregard for or intentional ignorance of the truth or falsity of a claim. Because our facilities perform hundreds of similar procedures a year for which they are paid by Medicare, and there is a relatively long statute of limitations, a billing error or cost reporting error could result in significant civil or criminal penalties. Under the “qui tam,” or whistleblower, provisions of the False Claims Act, private parties may bring actions on behalf of the U.S. government. These private parties, often referred to as relators, are entitled to share in any amounts recovered by the government through trial or settlement.
     Both direct enforcement activity by the government and whistleblower lawsuits have increased significantly in recent years and have increased the risk that a healthcare provider, such as the Hospital, will have to defend a false claims action, pay fines or be excluded from the Medicare and Medicaid programs as a result of an investigation resulting from a whistleblower case. Risk to our Facilities is further increased by the Affordable Care Act’s elimination of the requirement that a whistleblower be an original source of information, thereby easing barriers to filing of whistleblower suits. Although it is believed that our facilities’ operations materially comply with both federal and state laws, one of our facilities or the Company itself may nevertheless be the subject of a whistleblower lawsuit, or may otherwise be challenged or scrutinized by governmental authorities. A determination that the Company or one of our facilities violated these laws could have a material adverse effect on the Company.
     The Emergency Medical Treatment and Active Labor Act
     The Federal Emergency Medical Treatment and Active Labor Act (“EMTALA”) was adopted by the U.S. Congress in response to reports of a widespread hospital emergency room practice of “patient dumping.” At the time of the enactment, patient dumping was considered to have occurred when a hospital capable of providing the needed care sent a patient to another facility or simply turned the patient away based on such patient’s inability to pay for his or her care. The law imposes requirements upon physicians, hospitals and other facilities that provide emergency medical services. Such requirements pertain to what care must be provided to anyone who comes to such facilities seeking care before they may be transferred to another facility or otherwise denied care. The government broadly interprets the law to cover situations in which patients do not actually present to a hospital’s emergency department, but present to a hospital-based clinic that treats emergency medical conditions on an urgent basis or are transported in a hospital-owned ambulance, subject to certain exceptions. EMTALA does not generally apply to patients admitted for inpatient services. Sanctions for violations of this statute include termination of a hospital’s Medicare provider agreement, exclusion of a physician from participation in Medicare and Medicaid programs and civil monetary penalties. In addition, the law creates private civil remedies that enable an individual who suffers personal harm as a direct result of a violation of the law, and a medical facility that suffers a financial loss as a direct result of another participating hospital’s violation of the law, to sue the offending hospital for damages and equitable relief. Although we believe that our practices are in substantial compliance with the law, we cannot assure you that governmental officials responsible for enforcing the law will not assert from time to time that our facilities are in violation of this statute.
     Environmental Matters
     We are subject to various federal, state and local laws and regulations relating to environmental protection. The principal environmental requirements and concerns applicable to our operations relate to:
•	the proper handling and disposal of hazardous and low level medical radioactive waste;

•	ownership or historical use of underground and above-ground storage tanks;

•	management of impacts from leaks of hydraulic fluid or oil associated with elevators, chiller units or incinerators;

•	appropriate management of asbestos-containing materials present or likely to be present at some locations; and

•	the potential acquisition of, or maintenance of air emission permits for, boilers or other equipment.
     We do not expect our compliance with environmental laws and regulations to have a material effect on us. We may also be subject to requirements related to the remediation of substances that have been released into the environment at properties owned or operated by us or at properties where substances were sent for off-site treatment or disposal. These remediation requirements may be imposed without regard to fault and whether or not we owned or operated the property at the time that the relevant releases or discharges occurred. Liability for environmental remediation can be substantial.

MANAGEMENT
Executive Officers and Directors
     The table below presents information with respect to the members of Capella’s Board of Directors and executive officers and their ages as of June 30, 2011.

Name	Age	Position
Daniel S. Slipkovich	53	Chief Executive Officer, President and Director
D. Andrew Slusser	51	Senior Vice President of Acquisitions and Development
Denise W. Warren	50	Senior Vice President, Chief Financial Officer and Treasurer
Michael A. Wiechart	46	Senior Vice President and Chief Operating Officer
Erik Swensson, MD	57	Senior Vice President and Chief Medical Officer
Steven R. Brumfield	47	Vice President and Controller
J. Thomas Anderson	57	Vice-Chair and Co-Founder and Director
Joseph P. Nolan	46	Director
David S. Katz	45	Director
Robert Z. Hensley	53	Director

     Daniel S. Slipkovich has been the Chief Executive Officer and a director of Capella since May 2005 and President of Capella since August 2011. Mr. Slipkovich has managed hospitals in over 20 states through a career that has included investor relations, market strategies, physician recruitment and integration, clinical and operational management, joint venture structuring, information systems development, revenue cycle, HIPAA, ethics and compliance programs. From February 2004 until April 2005, Mr. Slipkovich served as the President and Chief Operating Officer of Province Healthcare, an operator of non-urban acute care hospitals, responsible for broad-based corporate activities as well as all hospital operations through three operating divisions with $900 million in revenue. Prior to that, Mr. Slipkovich worked for HCA and spin-off companies, HealthTrust Purchasing Group (“HealthTrust”) and LifePoint from 1983 to 2003. He previously served in hospital CFO positions and served in several Division Vice President positions and as Group Vice President for HCA in Florida responsible for hospital and ancillary operations with revenue of $5 billion. He was promoted to Senior Vice President for HCA corporate, where he was responsible for the divestiture of 24 hospitals in the spin-off of LifePoint. In addition, Mr. Slipkovich serves on the board of directors of the Federation of American Hospitals and, in 2009, was named to Modern Healthcare’s list of Top 100 Most Powerful People in Healthcare. Mr. Slipkovich is a certified public accountant. Mr. Slipkovich earned an Accounting degree from West Virginia University and attended graduate school at the University of Miami and Virginia Tech.
     D. Andrew Slusser has been the Senior Vice President of Acquisitions and Development of Capella since the formation of Capella in April 2005. From April 1999 to April 2005, Mr. Slusser was the Vice President of Acquisitions and Development for Province Healthcare, responsible for all activities to develop and complete the acquisition of hospitals, including market identification, proposal presentation, negotiation of terms and conditions, pro forma financial statements and management of due diligence. Prior to that, Mr. Slusser was a founding officer and the Senior Vice President and Chief Financial Officer of Arcon Healthcare Inc., a provider of comprehensive ambulatory care services. He has also held Chief Financial Officer positions with HealthTrust and HCA, the latter including Western Group Chief Financial Officer with responsibility for 45 U.S. hospitals, five European hospitals and 125 surgical centers across the United States. Mr. Slusser is a certified public accountant (inactive). Mr. Slusser earned a Bachelor of Business Administration in Accounting from the University of Texas.
     Denise W. Warren has been the Senior Vice President, Chief Financial Officer and Treasurer of Capella since October 2005 and has more than 25 years of financial experience. In 2011, Ms. Warren was named by Nashville Medical News as a “Woman to Watch.” In 2010, Ms. Warren was named as a “Woman of Influence in Tennessee” by the Nashville Business Journal. In 2009, Ms. Warren was named CFO of the Year for large private companies in Tennessee by the Nashville Business Journal. From 2001 to 2005, Ms. Warren served as a Senior Equity Analyst and former Research Director for Avondale Partners LLC (“Avondale”). Prior to her time at Avondale, from 2000 to 2001, Ms. Warren served as Senior Vice President and Chief Financial Officer for Gaylord Entertainment Company, a leading hospitality and entertainment organization (“Gaylord”). While at Gaylord, she was selected as Financial Executive of the Year by The Institute of Management Accountants. Prior to that, from 1996 to 2000, Ms. Warren worked in the New York office of Merrill Lynch & Co. as a Director and Senior Equity Analyst. Ms. Warren currently serves as a member of the Board of Governors of the Federation of American Hospitals, an investor-owned hospital industry group based in Washington, D.C. Ms. Warren earned a Bachelor of Science degree in Economics from Southern Methodist University where she graduated Phi Beta Kappa, summa cum laude. Ms. Warren also earned a Master of Business Administration from Harvard University.
     Michael A. Wiechart has been the Senior Vice President and Chief Operating Officer of Capella since May 2009. From February 2004 to May 2009, Mr. Wiechart served as a Group President and Division President of LifePoint. Prior to that, Mr. Wiechart served as a Division Chief Financial Officer of the LifePoint from May 1999 until February 2004. Prior to that time, Mr. Wiechart served as vice president/operations controller of Province Healthcare and in various financial positions with HCA. Mr. Wiechart earned a Bachelor of Science degree in Accounting from the University of Kentucky. Mr. Wiechart also earned a Lean Healthcare certification from the University of Tennessee at Knoxville.
     Erik Swensson, M.D. has been the Senior Vice President and Chief Medical Officer of Capella since January 2011. Dr. Swensson is a vascular and general surgeon that has been practicing medicine for over 25 years. Dr. Swensson has been on the medical staff of Willamette Valley Medical Center in McMinnville, Oregon since 1998. During this time, he served in a variety of leadership positions for the hospital as well as the community, including Chief of Staff in 2007. Dr. Swensson was the first president of Willamette Valley Cancer Foundation, a non-profit organization that provides support for low-income cancer patients, and continues to serve on the foundation’s board. Additionally, since the formation of our National Physician Leadership Group in 2010, Dr. Swenson has served as National Chair. Dr. Swensson earned his medical degree from Washington University in St. Louis, MO, in 1979 with honors. He then completed his general surgery internship and residency with Medical College of Virginia in Richmond, where he was selected as Chief Surgical Resident. Dr. Swensson also completed a vascular surgery fellowship at St. Louis University in 1985. He has earned board certification in general surgery and vascular surgery from the American Board of Surgery, as well as completed extensive education and training in wound care and hyperbaric oxygen therapy.
     Steven R. Brumfield has been the Vice President and Controller of Capella since August 2005. From December 2003 to April 2005, Mr. Brumfield was the Vice President and Controller for Province Healthcare, during which time he was responsible for SEC reporting, accounting and internal control structure, accounting due diligence and external audit coordination. Prior to that, Mr. Brumfield served as Director of Financial Audit for LifePoint from January 2002 until December 2003 and as Vice President and Controller of Netcare Health Systems, Inc. from 1996 until 2001. Mr. Brumfield also served from 1987 until 1996 with the Nashville office of Ernst & Young, LLP. Mr. Brumfield earned a Bachelor of Business Administration in Accounting from Austin Peay State University. Mr. Brumfield is a certified public accountant (inactive).
     J. Thomas Anderson has been the Vice-Chair and Co-Founder of Capella since September 2010 and served as our President and a director from May 2005 to September 2010. From 1998 until 2005, Mr. Anderson served as the Senior Vice President of Acquisitions and Development for Province Healthcare during which time he developed growth strategies, managed the development of Province Healthcare’s national market presence and closed transactions to acquire 18 hospitals representing $900 million in annual net revenue. Prior to that, from 1992 to 1998, Mr. Anderson served as Vice President and Group Director for CHS, where he was responsible for the operations of 14 facilities in six states as well as new business development for CHS including the assimilation of 17 facilities when CHS acquired Hallmark Health Systems, Inc., a community-based nonprofit hospital operator in northern Boston. Mr. Anderson was previously the Chief Executive Officer and Chief Financial Officer of several community hospitals, including the Chief Financial Officer/Associate Administrator for Baptist Medical Center in Montgomery, Alabama and the Chief Executive Officer at Harton Regional Medical Center in Tullahoma, Tennessee. Mr. Anderson is a certified public accountant and began his career with HCA in accounting and internal audit. Mr. Anderson earned a Bachelor of Science degree in Accounting from Tennessee Technological University and a Master of Business Administration from Auburn University at Montgomery.

     Joseph P. Nolan has been a director of Capella since May 2005. Mr. Nolan joined GTCR in 1994 and became a principal in 1996. Mr. Nolan is currently a member of the firm’s investment committee. Mr. Nolan was previously on the board of Province Healthcare, and currently serves as a director of HealthSpring, Inc. and several private GTCR portfolio companies including APS Healthcare, a provider of disease management and behavioral services and Devicor Holdings, a manufacturer of medical devices. Mr. Nolan earned a Bachelor of Science degree in Accountancy from the University of Illinois where he graduated with high honors. Mr. Nolan earned a Master in Business Administration from the University of Chicago.
     David S. Katz has been a director of Capella since December 2006. Mr. Katz joined GTCR as a principal in 2006. Prior to joining GTCR, Mr. Katz served as a managing director of Frontenac Company, where he worked for 12 years. He also previously served as an associate of the Clipper Group and a consultant at the Boston Consulting Group. Mr. Katz also serves as a director of APS Healthcare, ATI Physical Therapy and Curo Health Services and previously served as a director of Gevity HR and numerous other privately held companies. Mr. Katz graduated cum laude with a Bachelor of Arts in political science from Yale University and earned a Masters in Business Administration from Harvard University’s, with distinction.
     Robert Z. Hensley has been a director of Capella since January 2009. From July 2002 to September 2003, Mr. Hensley was an audit partner at Ernst & Young, LLP in Nashville, Tennessee. Prior to that, he served as an audit partner at Arthur Andersen LLP in Nashville, Tennessee from 1990 to 2002, and was managing partner of the Nashville, Tennessee office of Arthur Andersen LLP from 1997 to July 2002. Mr. Hensley is the founder and an owner of two real estate and rental property development companies, each of which is located in Destin, Florida. He also serves on the board of directors of Advocat, Inc., a publically traded provider of long-term care services to nursing home patients and residents of assisted living facilities and Spheris Holding III, Inc. (a successor to Spheris, Inc.), formerly a provider of medical transcription technology and services. From 2006 to 2010, Mr. Hensley also served as a director of COMSYS IT Partners, Inc., an information technology services company and Spheris, Inc., a provider of medical transcription technology and services. Since 2008, Mr. Hensley has served as a senior advisor to the healthcare and transaction advisory services groups of Alvarez and Marsal, LLC, a professional services company. Mr. Hensley holds a M.A. in Accountancy and a Bachelor of Science in Accounting from the University of Tennessee. Mr. Hensley is a certified public accountant.
Board of Directors and Board Committees
     Capella’s Board of Directors consists of five members, two of whom are designated by GTCR, one of whom is designated by a majority of our investors, one of whom is Capella’s Chief Executive Officer and one of whom is the Vice-Chair and Co-Founder (who formerly was Capella’s President and by agreement continues to serve on the Board of Directors). The Board of Directors currently has two standing committees; the Audit Committee and the Compensation Committee. Each of the directors designated by GTCR has the right to serve on all standing committees of the Board of Directors.

	Audit	Compensation
Name of Director	Committee	Committee
J. Thomas Anderson	—	—
Robert Z. Hensley	X	X
David S. Katz	X	X
Joseph P. Nolan	X	X
Daniel S. Slipkovich(1)	—	—

(1)	Indicates management director.
Director Independence
     Though not formally considered by the Board of Directors because our common stock is not currently listed or traded on any national securities exchange, based upon the listing standards of the New York Stock Exchange (“NYSE”) and NASDAQ, we do not believe that any of our directors other than Mr. Hensley would be considered “independent” because of their relationships with us or GTCR, which holds significant interests in Holdings, which owns 100% of our outstanding stock. Accordingly, we do not believe that Messrs. Katz or Nolan, members of our Audit Committee and Compensation Committee, would meet the independence requirements of Rule 10A-1 of the Exchange Act, or the NYSE’s independence requirements. We do not have a nominating/corporate governance committee, or a committee that serves a similar purpose.
Risk Oversight
     We maintain a comprehensive, company-wide Ethics & Compliance program to address healthcare regulatory and other compliance requirements. This Ethics & Compliance program includes, among other things, initial and periodic ethics and compliance training, a toll-free reporting hotline for employees and annual coding audits. The organizational structure of our Ethics & Compliance program includes oversight by the Board of Directors and a high-level Corporate Ethics & Compliance Committee (“CECC”). The Vice President of Ethics & Compliance reports jointly to the Chief Executive Officer and to the Board of Directors, serves as the Chief Compliance Officer and is charged with direct responsibility for the day-to-day oversight of our compliance program.
Code of Ethics
     We have a Code of Conduct which is applicable to all of our directors, officers and employees (the “Code of Conduct”). The Code of Conduct is available on the “Ethics and Compliance Program” page of our website at www.capellahealth.com.

COMPENSATION DISCUSSION AND ANALYSIS
     Capella is a wholly-owned subsidiary of Holdings. The same individuals serve on both Holding’s board of directors and Capella’s Board of Directors. The compensation of Capella’s Named Executive Officers is overseen and administered by its Board of Directors and the Compensation Committee of the Board of Directors, which is comprised of three non-management directors. The Compensation Committee operates without a charter. Additionally, as a privately-owned company with a relatively small board of directors, the entire Board of Directors historically has been involved in most compensation decisions. For purposes of this discussion, the Named Executive Officers, or NEOs, are the individuals included in the Summary Compensation Table on page 100 of this prospectus.
     Our NEO compensation policies are designed to complement and contribute to the achievement of our business objectives. The Compensation Committee’s general philosophy is that NEO compensation should:
•	attract, retain, motivate and reward individuals of the highest quality in the industry with the experience, skills and integrity necessary to promote our success;

•	be competitive within our industry and community and responsive to the needs of our NEOs;

•	provide incentive opportunities that will motivate NEOs to achieve our long-term objectives;

•	link compensation paid to NEOs to corporate and individual performance; and

•	comply with all applicable laws, and be appropriate in light of reasonable and sensible standards of good corporate governance.
     In 2008, Capella’s Human Resources Department engaged Sullivan, Cotter and Associates, Inc. (“SullivanCotter”) to prepare a market data analysis of total cash compensation paid to NEOs and other executive officers of certain peer group companies1 and to provide Capella with recommendations for a long-term incentive plan for both NEOs and other corporate employees with management functions. SullivanCotter’s market data analysis is not used for benchmarking but, as discussed below, is used to assist Capella’s Chief Executive Officer, Compensation Committee and Board of Directors in obtaining a general understanding of current base salary levels in comparable executive positions of the peer group companies. The Human Resources Department recently engaged SullivanCotter to prepare a new market data analysis based on an updated list of peer group companies.
Compensation Process
     During our fiscal year ended December 31, 2010, the Compensation Committee and the Board of Directors did not retain the services of any external compensation consultant, however, the Compensation Commitee and the Board of Directors had access to the market data analysis prepared by SullivanCotter in 2008 (which was the last time Capella’s Human Resources Department obtained such data, Generally, the Compensation Committee relies on Capella’s Chief Executive Officer, Mr. Slipkovich, as a member of the Board of Directors, to make compensation recommendations about the other NEOs for the Compensation Committee’s and the Board of Directors’ consideration and approval. Mr. Slipkovich does not make any recommendations regarding his own compensation, and any deliberations and decisions by the Board of Directors regarding compensation for Mr. Slipkovich take place without Mr. Slipkovich in attendance. Additionally, the Compensation Committee may delegate to the Chief Executive Officer the authority to make, within the framework of the Compensation Committee’s and the Board of Directors’ philosophy or objectives that it has adopted from time to time, compensation decisions with respect to our non-NEO employees.
Components of Executive Compensation
     In fiscal year 2010, the principal elements of the compensation for the NEOs were:
•	Base salaries;

•	Non-equity incentive compensation; and

•	Benefits and perquisites.
Each of these elements is discussed in further detail below.
          Although not an element of compensation in 2010, the Compensation Committee and the Board of Directors may make discretionary bonuses to any or all of the NEOs outside of the non-equity incentive compensation plan. The Compensation Committee and the Board of Directors retain this flexibility because their evaluation of the performance of an NEO may lead them to determine that an NEO should receive additional

[1]	Capella’s Human Resources Department determined in 2008 that the following companies constituted a relevant group for purposes of comparing compensation data: Emeritus Corporation, Health Management Associates, Inc., HealthSouth Corporation, Iasis Healthcare LLC, LifePoint Hospitals, Inc., Magellan Health Services, Inc., MedCath Corporation, Pediatrix Medical Group Inc., RehabCare Group, Inc., Res-Care, Inc., United Surgical Partners International, Inc. and Vanguard Health Systems, Inc..

compensation in a year regardless of whether the financial goal established under the non-equity incentive compensation plan is achieved.
     Additionally, equity incentive compensation awards historically have not been granted as an element of NEO compensation. The board of directors of Holdings has adopted the Capella Holdings, Inc. 2006 Stock Option Plan (the “2006 Stock Option Plan”), which permits the board of directors of Holdings to issue stock options to our directors, executive officers and other key personnel, subject to the terms and conditions set forth in the 2006 Stock Option Plan and in each option award. Holdings has never issued stock options under the 2006 Stock Option Plan. Additionally, although Holdings previously has granted restricted share awards to certain of our employees, no restricted share awards have been granted to the NEOs.
     Base Salaries
     The initial base salary of each NEO was established by each NEO’s employment agreement, see “Executive Compensation — Summary Compensation Table — Employment Agreements.” Under each employment agreement, the NEOs base salary can be increased by the Board of Directors from time to time. The purpose of the base salary is to provide each NEO with a set amount of cash compensation that is not variable in nature and that is generally competitive with market practices. The base salary is established based on the scope of the executive’s responsibilities.
     Base salaries of the NEOs are reviewed and adjusted by the Compensation Committee and the Board of Directors once per year based upon the recommendations of our Chief Executive Officer (except he makes no recommendation as to his own base salary). In turn, our Chief Executive Officer bases his recommendations upon his assessment of each NEO’s performance, our overall budgetary guidelines and market data of the peer group companies compiled by SullivanCotter from a number of recognized surveys published by independent firms. In addition to the annual salary review, based upon the recommendations of our Chief Executive Officer, the Compensation Committee and the Board of Directors may also adjust base salaries at other times during the year in connection with promotions, increased responsibilities or to maintain competitiveness in the market.
     Non-Equity Incentive Compensation
     Certain of our corporate-level employees, including the NEOs, are eligible for a cash incentive bonus under our non-equity incentive compensation plan. Non-equity incentive compensation is intended to motivate the NEOs to achieve pre-determined financial or other goals appropriate to each NEO’s area of responsibility set by our Chief Executive Officer, consistent with our overall business strategies. When determining the amount of non-equity incentive compensation to be paid to each NEO, the Compensation Committee and the Board of Directors reviews and considers the following information:
•	evaluations of each of the NEOs, as well as feedback from the Board of Directors, regarding each NEO’s performance;

•	the Chief Executive Officer’s review and evaluation of each of the other NEOs, addressing individual performance and the results of operations of the business areas and departments for which such executive had responsibility;

•	the financial performance of the Company, including achieving EBITDA goals established by the Chief Executive Officer and presented to and approved by the Board of Directors; and

•	total proposed compensation, as well as each element of proposed compensation, taking into account the recommendations of the Chief Executive Officer.
     For 2010, the Board of Directors, based on the recommendation of the Chief Executive Officer, determined a potential cash incentive bonus amount for each of our eligible employees based on a specific percentage of each eligible employee’s base salary. For 2010, each of Messrs. Slipkovich, Slusser and Anderson was eligible to earn a potential cash incentive bonus of 100% of his base salary, and each of Messrs. Wiechart and Wall and Ms. Warren was eligible to earn a potential cash incentive bonus of 75% of his or her base salary. Under the non-equity incentive compensation plan, each eligible employee can earn up to 100% of his or her pre-established cash incentive bonus amount if certain performance goals are achieved. For 2010, Capella’s Chief Executive Officer established an adjusted EBITDA target of $102.2 under the plan (the “2010 Target”), which target was presented to and approved by the Board of Directors. The Board of Directors determined that, if Capella’s adjusted EBITDA for 2010 exceeded the 2010 Target, the amount of any such excess earnings could be distributed, in the discretion of the Board of Directors, pro rata as a cash incentive bonus to each of the eligible employees, up to the aggregate amount of the entire cash incentive bonus pool. Under the non-equity incentive compensation plan, cash incentive bonuses that are earned for achievement of pre-established performance goals are generally paid in the first four months of the year following the year during which such goals were achieved.
     In 2010, Capella’s adjusted EBITDA was $95.7 million. Because this amount was less than the 2010 Target, none of our eligible employees, including the NEOs, received cash incentive bonuses under the non-equity incentive compensation plan. See page 41 within the section entitled “Selected Historical Consolidated Financial and Operating Data” for a discussion and reconciliation of adjusted EBITDA.
     Benefits and Perquisites
     The NEOs generally receive only those benefits and perquisites available to all of our employees. The NEOs are eligible to participate in Capella’s 401(k) plan and other employee recognition programs on the same basis as other employees. The 401(k) plan allows eligible employees to contribute up to 95% of annual compensation, subject to applicable limits imposed by the Internal Revenue Code of 1986, as amended (the “Code”). Pursuant to the terms of the 401(k) plan, we can make a discretionary matching contribution and/or a discretionary supplemental contribution on behalf of each eligible employee. Capella offers all employees group life and disability insurance.
     Additionally, certain members of management, including the NEOs, are eligible to participate in our non-qualified deferred compensation plan (the “Deferred Compensation Plan”). Pursuant to the Deferred Compensation Plan, the NEOs and other participants in the Deferred Compensation Plan may defer up to 100% of their annual base compensation and up to 100% of any annual cash bonus. In the discretion of the Board of Directors, the Company may make additional contributions to be credited to the account of any or all participants in the Deferred Compensation Plan. Any such discretionary contributions become vested based on a participant’s years of service according to the following schedule: less than 1 year, 0%; 1 year, 20%; 2 years, 40%; 3 years, 60%; 4 years, 80%; 5 years or more, 100%.
Impact of Tax and Accounting Rules
     The forms of the NEO compensation are largely dictated by our capital structure and have not been designed to achieve any particular accounting treatment. We take tax considerations into account, both to avoid tax disadvantages and to obtain tax advantages, where reasonably possible, consistent with our compensation goals (tax advantages for our executives benefit us by reducing the overall compensation we must pay to provide the same after-tax income to our executives). The severance arrangements are generally designed to avoid the application of “parachute” excise taxes under Section 280G of the Code by reducing the amount of severance payments and benefits to the degree necessary to avoid such excise taxes. Similarly Capella has taken steps to structure and implement our executive compensation program in compliance with Section 409A of the Code.

EXECUTIVE COMPENSATION
Summary Compensation Table
     The following table sets forth certain information concerning compensation paid or accrued by us and our subsidiaries for each of the last three years with respect to Capella’s Chief Executive Officer, Chief Financial Officer, three other most highly compensated executive officers and Capella’s Vice Chairman who served as President until September 2010 (collectively, the “Named Executive Officers” or “NEOs”):

				Non-Equity
				Incentive Plan	All Other
Name and Principal				Compensation	Compensation
Position	Year	Salary	Bonus (4)	(5)	(6)	Total
Daniel S. Slipkovich	2010	$450,000	$—	$—	$3,333	$453,333
Chief Executive Officer	2009	450,000	—	450,000	3,822	903,822
	2008	433,335	—	—	1,622	434,957

Denise W. Warren	2010	$358,750	$—	$—	$2,901	$361,651
Senior Vice President,	2009	350,000	—	262,500	3,390	615,890
Chief Financial Officer and Treasurer	2008	344,167	—	—	1,622	345,789

D. Andrew Slusser	2010	$292,125	$—	$—	$3,333	$295,458
Senior Vice President of	2009	285,000	—	285,000	3,822	573,822
Acquisitions and Development	2008	281,250	—	—	1,622	282,872

Howard T. Wall (1)	2010	$312,625	$—	$—	$3,333	$315,958
Former Senior Vice	2009	285,000	—	228,750	3,822	517,572
President, General Counsel and Secretary	2008	281,250	—	—	1,622	282,872

Michael A. Wiechart (2)	2010	$384,375	$—	$—	$2,901	$387,276
Senior Vice President	2009	226,190	—	169,643	1,560	397,393
and Chief Operating Officer	2008	—	—	—	—	—

J. Thomas Anderson (3)	2010	$399,996	$—	$—	$4,413	$404,409
Vice Chairman	2009	399,996	—	399,996	4,902	804,894
	2008	391,665	—	—	1,622	393,287

(1)	Mr. Wall resigned as our Senior Vice President, General Counsel and Secretary effective June 10, 2011.

(2)	Mr. Wiechart joined the Company on May 26, 2009 as our Senior Vice President and Chief Operating Officer. Mr. Wiechart’s salary for 2009 reflects compensation earned by Mr. Wiechart from May 26, 2009 through December 31, 2009.

(3)	Reflects compensation paid to Mr. Anderson in his capacity as our President. In September 2010, Mr. Anderson resigned as President and currently serves as Vice Chairman of the Board of Directors.

(4)	Reflects discretionary bonuses awarded by the Compensation Committee and the Board of Directors. No such bonuses were awarded for 2008, 2009 or 2010.

(5)	Reflects cash awards earned under our non-equity incentive compensation plan.

(6)	Details of the amounts included in “All Other Compensation” for 2010 are as follows:

		Long-Term
	Group Term Life	Disability	Total
Daniel S. Slipkovich	$1,242	$2,091	$3,333
Denise W. Warren	810	2,091	2,901
D. Andrew Slusser	1,242	2,091	3,333
Howard T. Wall	1,242	2,091	3,333
Michael A. Wiechart	810	2,091	2,901
J. Thomas Anderson	2,322	2,091	4,413

     Employment Agreements with the NEOs
     Capella has entered into an employment agreement with each of the NEOs. Each of the employment agreements has substantially similar terms. The employment agreements establish the initial base salary of each NEO. The base salaries of the NEOs are reviewed and adjusted by the Compensation Committee and the Board of Directors once per year. In addition to the annual salary review, based upon the recommendations of the Chief Executive Officer, the Compensation Committee and the Board of Directors may also adjust base salaries at other times during the year in connection with promotions, increased responsibilities or to maintain competitiveness in the market. Additionally, the employment agreements establish the cash incentive bonus potential of each NEO under the non-equity compensation plan as a percentage of base salary. Each of Messrs. Slipkovich, Slusser and Anderson are eligible to earn a potential cash incentive bonus under the non-equity compensation plan of 100% of his base salary, and each of Messrs. Wiechart and Wall and Ms. Warren was eligible to earn a potential cash incentive bonus under the non-equity compensation plan of 75% of his or her base salary
     Under the terms of each employment agreement, except with respect to Mr. Anderson’s employment agreement discussed below, the NEO and Capella may terminate the employment agreement at any time with or without cause. Under certain circumstances, an NEO may receive severance payments. See the section below entitled “— Potential Termination and Change-in-Control Payments.” Each NEO has agreed that during employment and for a certain period thereafter, such NEO may not directly or indirectly, anywhere in the United States, own, manage, control, participate in, consult with, render services for, or in any manner engage in any competing business with our businesses. Each of Messrs. Slipkovich and Slusser and Ms. Warren agreed that such restriction shall continue for a one year period after the end of his or her respective employment for any reason. Mr. Wiechart agreed that, if he voluntarily terminates his employment without good reason or is terminated for cause, he is subject to such restriction for two years following the end of his employment. If Mr. Wiechart’s employment is terminated for any other reason, the restriction lasts for one year following the end of his employment.
     In September 2010, Mr. Anderson executed an amendment to his employment agreement in connection with his transition from Capella’s President to Vice-Chair and Co-Founder. Mr. Anderson’s employment term will end on September 1, 2013 unless sooner terminated in accordance with his amended employment agreement. Beginning in September 2011, Mr. Anderson’s annual base salary will be reduced to $100,000 annually. However, during his employment term, Mr. Anderson is eligible to earn an acquisition bonus of between 0% and 0.5% of the purchase or acquisition price of any transaction closed and consummated by Holdings, Capella or one of its subsidiaries. The amount of such bonus is subject to the discretion of the board of directors of Holdings, which will give consideration to factors such as input from the Chief Executive Officer and the amount of Mr. Anderson’s involvement in the such acquisition transaction. Additionally, Mr. Anderson’s amended employment agreement provides that during the employment term and for the period during which Mr. Anderson is receiving payments under his employment agreement, and for one year thereafter, Mr. Anderson may not directly or indirectly, anywhere in the United States, own, manage, control, participate in, consult with, render services for, or in any manner engage in any competing business with our businesses.
Grant of Plan Based Awards at December 31, 2010
     The following table provides information about non-equity incentive plan awards granted to the NEOs in 2010:

	Estimated Future Payouts Under Non-Equity Incentive
	Plan Awards (1)
Name	Threshold	Target	Maximum
Daniel S. Slipkovich	—	$450,000	$450,000
Denise W. Warren	—	269,063	269,063
D. Andrew Slusser	—	292,125	292,125
Howard T. Wall	—	234,469	234,469
Michael A. Wiechart	—	288,281	288,281
J. Thomas Anderson	—	399,996	399,996

(1)	Reflects cash bonus awards granted under our non-equity incentive compensation plan where receipt is contingent upon the achievement of a performance goal. The applicable performance goal was not achieved for 2010; therefore, no payments were made to the NEOs under the non-equity incentive compensation plan. For more information about our non-equity incentive compensation plan, please refer to the section above entitled “Compensation Discussion and Analysis — Components of Executive Compensation — Non-Equity Incentive Compensation.”
Potential Termination and Change-in-Control Payments
     Capella has entered into employment agreements with each of the NEOs. We believe that post-termination severance payments allow NEOs to receive value in the event of certain terminations of employment that were beyond their control. The protections afforded by post-termination severance payments allow management to focus its attention and energy on making the best objective business decisions that are in our interest without allowing personal considerations to cloud the decision-making process.
     The employment agreements contain certain severance arrangements that provide for severance payments in the following circumstances:
•	Messrs. Slipkovich, Slusser or Anderson are terminated without Cause or as a result of a Disability or death or they resign for Good Reason, then they are entitled to receive their annual base salary for one year, and, with respect to Messrs. Slipkovich and Slusser, are entitled to cause Holdings to purchase of portion of their shares of Holdings common stock at fair market value as of the date such right is exercised;

•	Ms. Warren is terminated without Cause or as a result of Disability or death, she is entitled to receive her annual base salary for one year; and

•	Mr. Wiechart is terminated without Cause or as a result of Disability or death or he resigns for Good Reason, he is entitled to receive his annual base salary for two years.
     “Cause” is defined in each NEO’s employment agreement to mean (i) the commission of, or entry of a plea of guilty or nolo contendere, to a felony or a crime involving moral turpitude or any act or any other act or omission involving dishonesty or fraud with respect to Holdings, Capella or any of their respective subsidiaries or any of their customers or suppliers or stockholders, (ii) reporting to work repeatedly under the influence of alcohol or reporting to work under the influence of illegal drugs, the use of illegal drugs (whether or not at the workplace) or other repeated conduct causing Holdings, Capella or any of their respective subsidiaries substantial public disgrace or disrepute or substantial economic harm which, if curable, is not cured within 15 days following written notice thereof to the NEO, (iii) substantial and repeated failure to perform duties of the office held by the NEO as reasonably directed by the Board of Directors which is not cured within 15 days following written notice thereof to the NEO, (iv) a breach of the NEO’s duty of loyalty to Holdings, Capella or any of their respective subsidiaries or affiliates or any act of fraud or material dishonesty with respect to Holdings, Capella or any of their respective subsidiaries or (v) any material breach of the employment agreement or any other agreement between the NEO and Holdings, Capella or any of their respective affiliates which is not cured within 15 days after written notice thereof to the NEO.
     “Disability” is defined in each NEO employment agreement to mean the disability of an NEO caused by any physical or mental injury, illness or incapacity as a result of which the NEO is unable to effectively perform the essential functions of the NEO’s duties as determined by the Board of Directors in good faith.
     “Good Reason” is defined in each NEO’s employment agreement to mean (a) any decision by the Board of Directors which results in the primary business of Holdings being a business other than acquiring or operating acute-care hospitals, (b) substantial detrimental change in the positions or responsibilities of the NEO without the consent of the NEO, (c) where the NEO’s benefits under the employee benefit or health or welfare plan or programs of Holdings are in the aggregate materially decreased, excluding reductions because of benefit plan changes applicable to employees generally, (d) the failure by Holdings to pay the NEO’s base salary or to provide for the NEO’s annual bonus if and when due, (e) the relocation of the NEO’s primary place of employment to a location which is more than 100 miles from the city limits of Nashville, Tennessee; provided, however, that any of the foregoing (a) through (e) may be cured or remedied by Holdings within 30 days after receiving notice thereof from the NEO.

     The employment agreements do not provide any of the NEOs with cash severance upon a Sale of the Company, but any unvested common stock in Holdings acquired by an NEO in accordance with his or her employment agreement may become automatically vested, unless the Sale of the Company is a result of a Public Offering. A portion of common stock purchased by Messrs. Slipkovich and Anderson pursuant to their respective employment agreements remains unvested until immediately prior to a Sale of the Company or an initial Public Offering that would result in appreciation of the value of the unvested shares.
     “Public Offering” is defined in each NEO’s employment agreement to mean the sale in an underwritten public offering registered under the Securities Act of equity securities of Holdings or a corporate successor to Holdings.
     “Sale of the Company” is defined in each NEO’s employment agreement to mean any transaction or series of transactions pursuant to which any person or group of related persons other than GTCR in the aggregate acquire(s) (i) equity securities of Holdings possessing the voting power (other than voting rights accruing only in the event of a default, breach or event of noncompliance) to elect a majority of the board of directors of Holdings (whether by merger, consolidation, reorganization, combination, sale or transfer of Holding’s equity, stockholder or voting agreement, proxy, power of attorney or otherwise) or (ii) all or substantially all of Holding’s assets determined on a consolidated basis; provided that a Public Offering shall not constitute a Sale of the Company.
     The amount of compensation payable to each NEO entitled to benefits if any such event had occurred on December 31, 2010 is listed in the tables below:
     Daniel S. Slipkovich

	Involuntary
Executive Benefits and	Termination	Resignation for	Change in	Death or
Payments upon Termination	without Cause	Good Reason	Control	Disability
Cash Payments	$450,000	$450,000	—	$450,000
Accelerated Vesting of Unvested Restricted Stock	—	—	$3,051,574 (2)	—
Put Right	2,703,784 (1)	2,703,784 (1)	—	—

(1)	Reflects the right to require Holdings to purchase (i) 299,171 shares of Holdings common stock based on a per share price of $3.80 per share, which was determined to be the fair market value of Holdings common stock as of December 31, 2011 by an third-party appraiser, and (ii) 1,566.934 shares of Holdings preferred stock at $1,000 per share. In May 2005, Mr. Slipkovich originally purchased the shares of common stock for fair market value and 1,172.749 share of preferred stock for $1,000 per share.

(2)	Reflects the accelerated vesting of 789,888 shares of Holdings common stock that remain unvested until certain terms are met upon a Sale of the Company or an initial Public Offering. The amount of compensation reflected in this column is based on a per share price of $3.80, which was determined to be the fair market value of Holdings common stock as of December 31, 2011 by an third-party appraiser. Mr. Slipkovich originally purchased these shares for fair market value in May 2005.
Denise W. Warren

Involuntary
Executive Benefits and	Termination	Resignation for	Change in	Death or
Payments upon Termination	without Cause	Good Reason	Control	Disability
Cash Payments	$358,750	—	—	$358,750
Accelerated Vesting of Unvested Restricted Stock	—	—	—	—

     D. Andrew Slusser

	Involuntary
Executive Benefits and	Termination	Resignation for	Change in	Death or
Payments upon Termination	without Cause	Good Reason	Control	Disability
Cash Payments	$292,125	$292,125	—	$292,125
Accelerated Vesting of Unvested Restricted Stock	—	—	—	—
Put Right	26,058 (1)	26,058 (1)	—	—

(1)	Reflects the right to require Holdings to purchase (i) 2,883 shares of Holdings common stock based on a per share price of $3.80, which was determined to be the fair market value of Holdings common stock as of December 31, 2010 by an third-party appraiser, and (ii) 15.102 shares of Holdings preferred stock at $1,000 per share. In May 2005, Mr. Slusser originally purchased the shares of common stock for fair market value and 11.302 shares of preferred stock for $1,000 per share.
     Michael A. Wiechart

	Involuntary
Executive Benefits and	Termination	Resignation for	Change in	Death or
Payments upon Termination	without Cause	Good Reason	Control	Disability
Cash Payments	$768,750	$768,750	—	$768,750
Accelerated Vesting of Unvested Restricted Stock	—	—	$1,824,000 (1)	—

(1)	Reflects the accelerated vesting of 480,000 shares of Holdings common stock that remain unvested until certain terms are met upon a Sale of the Company, except in the case of an initial Public Offering. The amount of compensation reflected in this column is based on a per share price of $3.80, which was determined to be the fair market value of Holdings common stock as of December 31, 2010 by an third-party appraiser. Mr. Wiechart originally purchased these shares for fair market value in May 2009.
     J. Thomas Anderson

	Involuntary
Executive Benefits and	Termination	Resignation for	Change in	Death or
Payments upon Termination	without Cause	Good Reason	Control	Disability
Cash Payments	$399,996	$399,996	—	$399,996
Accelerated Vesting of Unvested Restricted Stock	—	—	$1,800,964 (1)	—

(1)	Reflects the accelerated vesting of 473,938 shares of Holdings common stock that remain unvested until certain terms are met upon a Sale of the Company or an initial Public Offering. The amount of compensation reflected in this column is based on a per share price of $3.80, which was determined to be the fair market value of Holdings common stock as of December 31, 2010 by an third-party appraiser. Mr. Anderson originally purchased these shares for fair market value in May 2005.
     Potential payments upon termination or change in control for Mr. Wall are not reflected in this section. Mr. Wall resigned as our Senior Vice President, General Counsel and Secretary effective June 10, 2011. Please refer to the section below entitled “Certain Relationships and Related Transactions — Departure Terms.”
Director Compensation for 2010
     During the year ended December 31, 2010, none of our directors received compensation for their service as a member of the Board, except for Robert Hensley as the only member of the Board that we believe would be considered “independent” based upon NYSE and NASDAQ listing standards.

	Fees Earned or
Name	Paid in Cash	Stock Awards*	Total
Robert Z. Hensley	$35,000	$8,375	$43,375

*	Reflects the grant date fair value for 2,500 shares of Holding’s common stock on October 4, 2010.

     All of our directors are reimbursed for reasonable expenses incurred in connection with their services.
Compensation Committee Interlocks and Insider Participation
     Messrs. Hensley, Katz and Nolan served as members of our Compensation Committee throughout 2010. Although Messrs. Hensley, Katz and Nolan serve on the board of Holdings, none of them has at any time been an officer or employee of Capella, Holdings or any of their subsidiaries. Additionally, none of our executive officers has served as a member of another entity’s compensation committee, one of whose executive officers served on our Compensation Committee or was one of our directors. Members of our Compensation Committee have certain relationships with Capella and Holdings, as described in the section below entitled “Certain Relationships and Related Transactions.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     In accordance with its charter, the Audit Committee reviews and approves all material related party transactions. Prior to its approval of any material related party transaction, the Audit Committee will discuss the proposed transaction with management and our independent auditor. In addition, our Code of Conduct requires that all of our employees, including our executive officers, remain free of conflicts of interest in the performance of their responsibilities to the Company. An executive officer who wishes to enter into a transaction in which his or her interests may conflict with ours must first receive the approval of the Audit Committee.
Stock Purchase Agreement
     In accordance with a Stock Purchase Agreement, dated May 4, 2005, as amended by Supplement No. 1 to the Stock Purchase Agreement, dated April, 2007 and Amendment and Supplement No. 2 to the Stock Purchase Agreement, dated February 29, 2008 (collectively, the “Purchase Agreement”), Holdings authorized the issuance and sale to GTCR of 196,000.000 shares of Holdings Cumulative Redeemable Preferred Stock and 50,000,000 shares of Holdings common stock. At the initial closing, GTCR purchased 25,000,000 shares of Holdings common stock at a price of $0.08 per share for gross proceeds of $2,000,000. At such time, GTCR intended to provide up to $198,000,000 in equity financing to Holdings as the equity portion of the debt and equity financing necessary to fund the acquisition of acute care hospitals, in each case as approved by the Holdings Board of Directors and GTCR. Such additional equity financing would be provided through the purchase by GTCR of up to 25,000,000 shares of Holdings common stock at $0.08 per share and 196,000.000 shares of Holdings preferred stock at $1,000 per share (each such purchase, a “Subsequent Closing”). As of June 30, 2011, 50,000,000 shares of Holdings common stock and 205,541.741 shares of Holdings preferred stock have been purchased by GTCR in Subsequent Closings. This agreement called for the execution of employment agreements with senior management (see “Executive Compensation-Summary Compensation Table—Employment Agreements”), a Stockholders Agreement, a Registration Rights Agreement and a Professional Services Agreement. Pursuant to the Purchase Agreement, Holdings may not, among other things, without the prior written consent of the majority holders, pay any dividends or make distributions, make or permit any subsidiaries, including Capella, to make any loans or advances, or merge or consolidate with any person. Under the Purchase Agreement, Holdings agreed to pay certain expenses of GTCR, including fees and expenses incurred with respect to any amendments or waivers and stamp and other taxes in connection with the Purchase Agreement.
Stockholders Agreement
     The Stockholders Agreement includes various provisions such as restrictions with respect to the designation of the board of directors of Holdings, sale of the stock, tag-along rights and rights of first refusal. Certain of the transfer restrictions expired on May 4, 2010. The tag-along rights allow all stockholders to participate in any potential sale of Holders stock by GTCR. The right of first refusal gives Holdings a right of first refusal on the same terms as a proposed transfer until the earliest of a public offering, the time of a public sale by a stockholder, the consummation of an approved sale, or the date on which such stock has been transferred under the right of first refusal. If the board of directors of Holdings and the holders of a majority of the Holdings common stock held by GTCR and its affiliates (the “Investor Majority”) approve a sale of Holdings, each holder of shares shall vote for the sale. If the sale is a (i) merger or consolidation, each holder waives all dissenter’s rights and appraisal rights, (ii) a sale of stock, each holder of shares shall agree to sell all of his shares or rights to acquire shares on the terms and conditions approved by the Holdings Board and the Investor Majority or (iii) sale of assets, each holder of shares shall vote such holder’s shares to approve such sale.
Registration Rights Agreement
     In connection with the Purchase Agreement with GTCR, we entered into the Registration Rights Agreement, dated May 4, 2005. At any time, GTCR may request registration under the Securities Act of all or any portion of its registrable securities of Holdings. GTCR may request an unlimited number of both short-form and long-form registrations. Holdings must give prompt written notice of its intent to register any securities in order to allow for piggy-back registration rights of the holders of registrable securities. Whenever the holders of registrable securities have requested that any registrable securities be registered pursuant to the Registration Rights Agreement, Holdings must use its best efforts to effect the registration and the sale of such registrable securities in accordance with the intended method of disposition.
Professional Services Agreement
     In connection with the Purchase Agreement, Capella and GTCR Golder Rauner II, L.L.C. entered into a Professional Services Agreement, dated May 4, 2005, as amended by that Amendment No. 1 to Professional Services Agreement, dated November 30, 2005, in order to provide financial and management consulting services to the Company. GTCR Golder Rauner II, L.L.C. agreed to consult on matters including, but not limited to, corporate strategy, budgeting of future corporate investments, acquisition and divestiture strategies and debt and equity financings in exchange for an annual fee of $100,000, which has been subsequently increased to $150,000 per the terms of the Professional Service Agreement. The Professional Services Agreement also provides that at the time of any debt financing prior to our initial public offering, Capella shall pay to GTCR Golder Rauner II, L.L.C. a placement fee in an amount mutually determined between us and GTCR Golder Rauner II, L.L.C., or its affiliate, provided that such placement fee shall not exceed one percent of the gross amount of such debt financing. The agreement will continue until GTCR and its affiliates no longer own at least 10% of the Holdings common stock and Holdings preferred stock issued under the Purchase Agreement. The Professional Services Agreement also calls for GTCR to be reimbursed by Capella for certain out of pocket expenses incurred in connection with the rendering of various services under this agreement.
Redemption of Preferred Stock
     In September 2010, Mr. Anderson’s employment agreement was amended in connection with his transition from Capella’s President to Vice-Chair and Co-Founder. In connection with this amendment, Holdings redeemed from Mr. Anderson 954.31 shares of Holdings preferred stock for $954,310. Mr. Anderson had previously purchased 732.291 shares of preferred stock from Holdings for $1,000 per share and received an additional 222.019 shares of Holdings preferred stock as payment-in-kind interest on the Holding preferred stock. The shares redeemed represented all of the outstanding shares of Holdings preferred stock owned by Mr. Anderson.
Repayment of Indebtedness to Holdings
     In connection with their employment with Capella, certain executive officers of Capella previously acquired shares of Holdings common stock by issuing promissory notes to Holdings as payment for such shares. Below is a discussion of the promissory notes issued by the executive officers, each of which, excluding Ms. Warren, was outstanding in 2010 and subsequently repaid in 2011 as described below.
     Mr. Anderson
     In February 2008, Mr. Anderson issued a promissory note to Holdings in the principal amount of $137,915 as payment for 137.915 shares of Holdings preferred stock issued by Holdings. In September 2010, in connection with an amendment to Mr. Anderson’s employment agreement with Holdings and Capella, the interest rate payable under the promissory note was amended to be the prime rate as of September 1, 2010 plus one percent per annum. Effective May 31, 2011, in consideration of a reduction of the full amount owed under such promissory note, Holdings redeemed 41,754 shares of Holding common stock owned by Mr. Anderson, which shares had a fair market value equal to the outstanding balance under the promissory note as of such date. Immediately prior to repayment of the promissory note, the aggregate outstanding balance under the promissory note was $158,664.50, of which $137,915 was outstanding principal. In addition, Holdings redeemed 7,032 shares of Holdings common stock from Mr. Anderson for cash in the amount of $26,721.60 to assist Mr. Anderson in the payment of taxes with respect to the redeemed shares.
     Mr. Brumfield
     In February 2006, pursuant to the terms of his employment agreement, Mr. Brumfield issued a promissory note to Holdings in the principal amount of $157,975 as payment for 315,950 shares of Holdings common stock issued by Holdings. The interest rate payable under the promissory note was equal to the prime rate as of February 17, 2006 plus one percent per annum. Effective May 31, 2011, in consideration of a reduction of the full amount owed under such promissory note, Holdings redeemed 56,429 shares of Holdings common stock owned by Mr. Brumfield, which shares had a fair market value equal to the outstanding balance under the promissory note as of such date. Immediately prior to repayment of the promissory note, the aggregate outstanding balance under the promissory note was $214,428.02, of which $157,975 was outstanding principal. In addition, Holdings redeemed 8,308 shares of Holdings common stock from Mr. Brumfield for cash in the amount of $31,570.40 to assist Mr. Brumfield in the payment of taxes with respect to the redeemed shares.
     Mr. Wall
     In November 2005, pursuant to the terms of his employment agreement, Mr. Wall paid cash and issued a promissory note to Holdings in the principal amount of $136,965 as payment for 473,930 shares of Holdings common stock issued by Holdings. The interest rate payable under the promissory note was equal to the prime rate as of November 7, 2005 plus one percent per annum. In May 2006, pursuant to the terms of an amendment to his employment agreement, Mr. Wall issued an additional promissory note to Holdings in the initial principal amount of $78,975 as payment for 157,950 shares of Holdings common stock issued by Holdings. The interest rate payable under the additional promissory note was equal to the prime rate as of May 12, 2006 plus one percent per annum. On June 10, 2011, in connection with his resignation as Senior Vice President, General Counsel and Secretary of Capella, Holdings redeemed 77,897 shares of Holdings common stock owned by Mr. Wall in consideration of a reduction of the full amount owed under both promissory notes, which shares had a fair market value equal to the aggregate outstanding balance under the promissory notes. Immediately prior to repayment of the promissory notes, the aggregate outstanding balance under the promissory notes was approximately $296,010, of which $215,940 was outstanding principal. For additional information, please refer to the section below entitled “— Departure Terms.”
     Ms. Warren
     In October 2005, pursuant to the terms of her employment agreement, Ms. Warren issued a promissory note to Holdings in the principal amount of $394,948 as payment for 789,896 shares of Holdings common stock issued by Holdings. In July 2008, Ms. Warren repaid her promissory note to Holdings by obtaining third-party financing. Effective May 31, 2011, Holdings redeemed 148,599 shares of Holdings common stock from Ms. Warren for cash in the amount of $564,676.20, which represented the fair market value of such shares as of such date and was equal to the principal amount of the promissory note issued to Holdings plus interest paid on the Holdings and third-party notes since inception plus an amount necessary to assist Ms. Warren in the payment of taxes with respect to the redeemed shares. Ms. Warren intends to use the proceeds of the redemption to repay a portion of the outstanding balance under the third-party promissory note.
     Mr. Wiechart
      In November 2009, Mr. Wiechart issued a promissory note to Holdings in the initial principal amount of $1,590,000 as payment for 600,000 shares of common stock in Holdings. Mr. Wiechart was to repay $766,632 in principal, and the balance of $823,368 was scheduled to be forgiven over a three year period, provided that Mr. Wiechart continued employment with Capella, as a form of deferred compensation in connection with recruiting Mr. Wiechart to join Capella. In August 2011, Mr. Wiechart’s employment agreement was amended, effective May 31, 2011, to cancel the obligation to repay principal of $823,368 due on the note and to provide for liquidated damages of the same amount, subject to certain conditions, if Mr. Wiechart does not continue employment with Capella. In addition, effective May 31, 2011, Mr. Wiechart paid Holdings cash in the amount of $448,785.33 and Holdings redeemed 120,000 shares of Holdings common stock owned by Mr. Wiechart with a value of $456,000, each as payment by Mr. Wiechart of the aggregate balance of $904,785.33 of principal and interest due on the note.
Departure Terms
     Effective June 10, 2011, Mr. Wall resigned as Capella’s Senior Vice President, General Counsel and Secretary pursuant to a letter agreement confirming the terms of his departure. Among other terms, the letter agreement provided for a mutual release between Mr. Wall and Capella, effected the repayment of Mr. Wall’s outstanding promissory notes to Holdings (see “ — Repayment of Indebtedness to Holdings — Mr. Wall” above) and established the formula for the applicable per-share purchase price in the event that Holdings exercises its right to repurchase shares of Holdings common stock acquired by Mr. Wall in connection with his employment agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     All of Capella’s capital stock is owned by our parent company, Holdings. The table below presents information with respect to the beneficial ownership of Holdings common stock and Holdings preferred stock as of June 30, 2011 by (a) any person or group who beneficially owns more than five percent of Holdings common stock or Holdings preferred stock, (b) each of Capella’s directors and Named Executive Officers and (c) all directors and executive officers of Capella as a group. The percentages provided in the table are based on 62,430,215 shares of Holdings common stock and 280,228.235 shares of Holdings preferred stock outstanding as of June 30, 2011.

		Percentage of		Percentage of
	Shares of Common	Common Stock	Shares of Preferred	Preferred Stock
	Stock Beneficially	Beneficially	Stock Beneficially	Beneficially
Name of Beneficial Holder(1)	Owned(4)	Owned	Owned(4)	Owned
GTCR(2)	50,000,000 (5)	80.1%	278,616.794 (7)	99.4%
Daniel S. Slipkovich	4,880,522 (6)	7.8	1,596.059	*
Denise W. Warren	799,247	1.3	—	—
D. Andrew Slusser	1,108,721	1.8	15.382	*
Howard T. Wall(3)	553,983	*	—	—
Michael A. Wiechart	480,000	*	—	—
J. Thomas Anderson	3,771,511	6.0	—	—
Joseph P. Nolan	—	—	—	—
David S. Katz	—	—	—	—
Robert Z. Hensley	12,500	*	—	—
All directors and executive officers as a group (11 persons)	11,970,197	19.2	1,611.441	*

*	Less than one percent.

(1)	Each owner has agreed to vote their shares in accordance with the Stockholders Agreement. See “Certain Relationships and Related Transactions — Stockholders Agreement.”

(2)	The address of GTCR and Messrs. Nolan and Katz is 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654.

(3)	Mr. Wall resigned as Capella’s Senior Vice President, General Counsel and Secretary effective June 10, 2011.

(4)	Beneficial ownership includes voting or investment power with respect to securities and includes shares that an individual has a right to acquire within 60 days after June 30, 2011.

(5)	Includes 42,342,800, 7,431,200 and 226,000 shares owned by GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P. and GTCR Co-Invest II, L.P., respectively. Messrs. Katz and Nolan are principals of GTCR and as such may be deemed to be a beneficial owner of these three funds. Messrs. Katz and Nolan disclaim beneficial ownership of such funds.

(6)	Includes 789,888 shares owned by Mr. Slipkovich with financial rights that do not vest until a sale of the Company or an initial public offering but for which Mr. Slipkovich currently has voting power.

(7)	Includes 235,948.304, 41,409.142 and 1,259.348 shares owned by GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P. and GTCR Co-Invest II, L.P., respectively.

DESCRIPTION OF OTHER INDEBTEDNESS
Asset Based Loan
     In June 2010, we completed a comprehensive refinancing plan. Under the Refinancing, we entered into a senior secured asset based loan, or the ABL, simultaneously with the closing of the offering of the outstanding notes with Bank of America, N.A. as administrative agent and collateral agent, and Banc of America Securities LLC and Citigroup Global Markets Inc. as joint lead arrangers.
     The ABL consists of a $100.0 million senior secured asset-based revolving credit facility maturing on December 29, 2014. The ABL includes capacity available for the issuance of letters of credit and for borrowings on same-day notice, referred to as swingline loans. In addition, upon the occurrence of certain events, we may request that the ABL be increased by an aggregate amount not to exceed $25.0 million, in minimum increments of $5.0 million, subject to receipt of commitments by existing lenders or other financing institutions and the satisfaction of certain other conditions.
     Availability under the ABL is subject to a borrowing base of 85% of eligible accounts receivable less customary reserves.
     Interest Rate and Fees
     Borrowings under the ABL bear interest at a rate equal to, at our option, either (a) LIBOR for deposits in dollars plus an applicable margin, or (b) the higher of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus 0.50%, or (3) the one-month LIBOR rate plus 1.00%, plus an applicable margin. The applicable margin currently in effect for borrowings is 2.25% with respect to base borrowings and 3.25% with respect to LIBOR borrowings. The applicable margin in effect for borrowings may be reduced to 2.00% with respect to base rate borrowings and 3.00% with respect to LIBOR borrowings, or increased to 2.50% with respect to base rate borrowings and 3.50% for LIBOR borrowings, subject to our fixed charge coverage ratio.
     In addition to paying interest on outstanding principal under the ABL, we are required to pay a commitment fee to the lenders under the revolving credit facilities in respect of the unutilized commitments thereunder. The current commitment fee rate is 0.75% per annum. The commitment fee rate reduces to 0.50% in any month if the average daily unused portion of the ABL during the preceding month is equal to or less than 50% of the principal amount of the ABL. We must also pay customary letter of credit fees.
     Repayment of Principal
     Principal amounts outstanding under the ABL are due and payable in full at maturity, 54 months from the date of the closing of the ABL.
     Guarantee and Security
     Our direct and indirect, material wholly-owned subsidiaries are either co-borrowers or guarantors of indebtedness under the ABL. All obligations under the ABL, and the guarantees of those obligations, are secured, subject to permitted liens and other exceptions, by a first-priority lien on substantially all our accounts, inventory, deposit accounts and securities accounts, and any chattel paper, instruments, letter-of-credit rights, general intangibles, documents, supporting obligations, books, records, commercial tort claims, proceeds and products related thereto, and of each guarantor.
     Certain Covenants and Events of Default
     The ABL contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:
•	incur additional indebtedness;

•	issue certain capital stock;

•	repay certain indebtedness;

•	amend organizational documents;

•	create liens;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell or transfer assets;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans, guarantees or advances;

•	prepay certain subordinated indebtedness, subject to exceptions for repayments of certain intercompany indebtedness;

•	make certain acquisitions;

•	engage in certain transactions with affiliates;

•	amend material agreements governing certain subordinated indebtedness; and

•	change the nature of our business.
     In addition, the ABL requires that, if at any time our availability under the ABL does not meet certain thresholds, we will be required to maintain a minimum fixed charge coverage ratio. The ABL also contains certain customary affirmative covenants and events of default. At December 31, 2010 and June 30, 2011, we were in compliance with all debt covenants that were subject to testing at such dates.

THE EXCHANGE OFFER
General
     We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (which together constitute the exchange offer), to exchange up to $500 million aggregate principal amount of our 9 1/4% Senior Notes due 2017, which we refer to in this prospectus as the outstanding notes, for a like aggregate principal amount of our 9 1/4% Senior Notes due 2017, which we refer to in this prospectus as the exchange notes, properly tendered on or prior to the expiration date and not withdrawn as permitted pursuant to the procedures described below. The exchange offer is being made with respect to all of the outstanding notes.
     As of the date of this prospectus, $500 million aggregate principal amount of the outstanding notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about      , 2011 to all holders of outstanding notes known to us. Our obligation to accept outstanding notes for exchange pursuant to the exchange offer is subject to certain conditions set forth under “— Certain Conditions to the Exchange Offer” below. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.
Purpose and Effect of the Exchange Offer
     We and the guarantors have entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we and the guarantors agreed to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes. We also agreed to use our reasonable best efforts to cause the exchange offer registration statement to become effective under the Securities Act no later than September 27, 2011 and to keep the exchange offer open for a period of no less than 30 days after the date notice of the exchange offer is given to the holders of the outstanding notes. The exchange notes will have terms substantially identical to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement. The outstanding notes were issued on June 28, 2010.
     As set forth in the registration rights agreement, we will use reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes and keep the registration statement effective continuously, supplemented and amended as required, for a period ending on the earlier of (i) 180 days from the date on which the exchange offer registration statement is declared effective and (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities.
     If we fail to comply with certain obligations under the registration rights agreement, we will be required to pay additional interest to holders of the outstanding notes.
     Each holder of outstanding notes that wishes to exchange outstanding notes for transferable exchange notes in the exchange offer will be required to make the following representations:
•	it is not an affiliate of Capella;

•	it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the exchange notes;

•	it is acquiring the exchange notes in its ordinary course of business; and

•	it is not acting on behalf of any person who could not truthfully make the foregoing representations.
     Any broker-dealer who acquired outstanding notes from us in the initial offering for its own account as a result of market-making activities or other trading activities (other than outstanding notes acquired directly from Capella), may exchange such notes pursuant to the exchange offer; however, such broker-dealer may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes received by such broker-dealer in the exchange offer, which prospectus delivery requirement may be satisfied by the delivery by such broker-dealer of this prospectus.
Resale of Exchange Notes
     Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued under the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:
•	it is not an affiliate of Capella;

•	it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the exchange notes;

•	it is acquiring the exchange notes in its ordinary course of business; and

•	it is not acting on behalf of any person who could not truthfully make the foregoing representations.
     If a holder is an affiliate of Capella, or is engaging in, or intends to engage in, or has any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or is not acquiring the exchange notes in the ordinary course of its business, such holder acknowledges and agrees that it:
•	cannot rely on the position of the staff of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters; and

•	in the absence of an exception from the position stated immediately above, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.
     This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities (other than outstanding notes acquired directly from Capella) may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities (other than outstanding notes acquired directly from Capella), must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section entitled “Plan of Distribution” for more details regarding the transfer of exchange notes.
Terms of the Exchange Offer
     Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes surrendered under the exchange offer, except that outstanding notes tendered in the exchange offer must be in minimum denominations of principal amount of $2,000 and in integral multiples of $1,000.

     The form and terms of the exchange notes will be substantially identical to the form and terms of the outstanding notes except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding notes. Consequently, the outstanding notes and the exchange notes will be treated as a single class of debt securities under the indenture.
     The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.
     As of the date of this prospectus, $500 million aggregate principal amount of the outstanding notes are outstanding. This prospectus and a letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.
     We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits the holders have under the indenture relating to the outstanding notes and the registration rights agreement, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.
     We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering the exchange notes to the holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer and to refuse to accept the occurrence of any of the conditions specified below under “— Conditions to the Exchange Offer.”
     Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled “— Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.
Expiration Date, Extensions and Amendments
     The exchange offer will expire at 5:00 p.m., New York City time on                     , 2011, unless in our sole discretion we extend it.
     In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of outstanding notes of the extension by press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.
     We reserve the right, in our sole discretion:
•	to delay accepting for exchange any outstanding notes;

•	to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “— Certain Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice of the delay, extension or termination to the exchange agent; or

•	subject to the terms of the registration rights agreements, to amend the terms of any of the exchange offer in any manner.
     Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine constitutes a material change, including the waiver of a material condition, we will promptly disclose the amendment in a manner reasonably calculated to inform the registered holders of outstanding notes of the amendment and extend the offer period as necessary so that at least five business days remain in the offer period following notice of the material change.
     Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to a financial news service.
Certain Conditions to the Exchange Offer
     Despite any other term of the exchange offer, we will not be required to accept for exchange, or issue any exchange notes for, any outstanding notes, and we may terminate the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange if in our reasonable judgment:
•	the exchange notes to be received will not be tradable by the holder without restriction under the Securities Act or the Exchange Act, and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of outstanding notes, violates applicable law or any applicable interpretation of the staff of the SEC; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.
     In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:
•	the representations described under “— Purpose and Effect of the Exchange Offer,” “— Procedures for Tendering” and “Plan of Distribution”; or

•	such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to it an appropriate form for registration of the exchange notes under the Securities Act.
     We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any outstanding notes by giving oral or written notice of the extension to their holders. During any such extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.
     We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

     These conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of this right. Each right will be deemed an ongoing right that we may assert at any time or at various times.
     In addition, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any outstanding notes, if at the time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act.
Procedures for Tendering
     Only a holder of outstanding notes may tender the outstanding notes in the exchange offer. To tender in the exchange offer, a holder must:
•	complete, sign and date the accompanying letter of transmittal or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver the letter of transmittal or facsimile thereof to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.
     In addition, either:
•	the exchange agent must receive certificates for the outstanding notes along with the accompanying letter of transmittal prior to the expiration date; or

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.
     To be tendered effectively, the exchange agent must receive any physical delivery of a letter of transmittal and other required documents at the address set forth below under “— Exchange Agent” prior to the expiration date. Additionally, if the exchange offer is extended, any party who previously tendered outstanding notes for exchange notes may withdraw their tender prior to the end of the extended expiration period.
     The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.
     The method of delivery of outstanding notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send the letter of transmittal or outstanding notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.
     Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the accompanying letter of transmittal and delivering its outstanding notes either:
•	make appropriate arrangements to register ownership of the outstanding notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.
     The transfer of registered ownership may take considerable time and might not be completed prior to the expiration date.
     Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the outstanding notes are tendered:
•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the accompanying letter of transmittal; or

•	for the account of an eligible institution.
     If the accompanying letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes and an eligible institution must guarantee the signature on the bond power.
     If the accompanying letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the accompanying letter of transmittal.
     The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the accompanying letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:
•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the accompanying letter of transmittal, or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and
•	the agreement may be enforced against that participant.
Acceptance of Outstanding Notes
     In all cases, we will issue exchange notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:
•	outstanding notes or a timely book-entry confirmation of the outstanding notes into the exchange agent’s account at DTC; and
•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

     By signing the accompanying letter of transmittal or authorizing the transmission of the agent’s message, each tendering holder of outstanding notes will represent or be deemed to have represented to us that, among other things:
•	it is acquiring the exchange notes that the holder receives in its ordinary course of business;

•	it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the exchange notes; and

•	it is not an “affiliate” of Capella, as defined in Rule 405 of the Securities Act.
     Any broker-dealer who holds outstanding notes that were acquired for its own account as a result of market-making activities or other trading activities (other than outstanding notes acquired directly from us) may exchange such outstanding notes pursuant to this exchange offer; however, such broker-dealer may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes received by such broker-dealer in the exchange offer, which prospectus delivery requirements may be satisfied by the delivery by such broker-dealer of a copy of this prospectus. See “Plan of Distribution.”
     We will interpret the terms and conditions of the exchange offer, including the letter of transmittal and the instructions to the letter of transmittal, and will resolve questions as to the validity, form, eligibility, including time or receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the accompanying letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we will determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent, nor any other person will incur any liability for failure to give the notification. Tenders of outstanding notes will not be deemed made until any defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.
Book-Entry Transfer
     The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.
Guaranteed Delivery Procedures
     Holders wishing to tender their outstanding notes but whose outstanding notes are not immediately available or who cannot deliver their outstanding notes, the accompanying letter of transmittal or any other available required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:
•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery:
▪	setting forth the name and address of the holder, the registered number(s) of the outstanding notes and the principal amount of outstanding notes tendered;

▪	stating that the tender is being made thereby; and

▪	guaranteeing that, within three NYSE trading days after the expiration date, the accompanying letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the accompanying letter of transmittal will be deposited by the eligible institution with the exchange agent; and
•	the exchange agent receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered outstanding notes in proper form for transfer or a book-entry confirmation and all other documents required by the accompanying letter of transmittal, within three NYSE trading days after the expiration date.
     Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.
Withdrawal of Tenders
     Except as otherwise provided in this prospectus, holders of outstanding notes may withdraw their tenders at any time prior to the expiration date.
     For a withdrawal to be effective:
•	the exchange agent must receive notice of withdrawal, which may be by facsimile, at the address set forth below under “— Exchange Agent”; or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.
     Any notice of withdrawal must:
•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of the outstanding notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such outstanding notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee under the indenture pursuant to which the outstanding notes were issued register the transfer of such outstanding notes into the name of the person withdrawing the tender; and

•	specify the name in which the outstanding notes were registered, if different from that of the withdrawing holder.
     If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit:
•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless the holder is an eligible institution.
     If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of that facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of the notices, and our determination will be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, the outstanding notes will be credited to an account maintained with DTC for outstanding notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn, outstanding notes may be retendered by following one of the procedures described under “— Procedures for Tendering” above at any time on or prior to the expiration date.
Exchange Agent
     U.S. Bank National Association has been appointed as exchange agent for exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or for the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent as follows:

By Mail, Hand Delivery or Overnight Delivery:	By Facsimile:
U.S. Bank National Association	(651) 495-8158
60 Livingston Avenue
St. Paul, MN 55107	Confirm receipt of
Attn: Specialized Finance Dept.	facsimile by telephone
(800) 934-6802
     Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.
Fees and Expenses
     We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telephone or in person by our officers and regular employees and those of our affiliates.
     We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptance of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.
     We will pay the cash expenses to be incurred in connection with the exchange offer. They include:
•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes
     We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:
•	certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.
     If satisfactory evidence of payment of the taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed to that tendering holder.
Consequences of Failure to Exchange
     Holders of outstanding notes who do not exchange their outstanding notes for exchange notes under the exchange offer will remain subject to the restrictions on transfer of the outstanding notes:
•	as set forth in the legend printed on the notes as a consequence of the issuance of the outstanding notes under the exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes.
     In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.
Accounting Treatment
     We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will record the expenses of the exchange offer as incurred.
Other
     Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.
     WE MAY IN THE FUTURE SEEK TO ACQUIRE UNTENDERED OUTSTANDING NOTES IN OPEN MARKET OR PRIVATELY NEGOTIATED TRANSACTIONS, THROUGH SUBSEQUENT EXCHANGE OFFER OR OTHERWISE. WE HAVE NO PRESENT PLANS TO ACQUIRE ANY OUTSTANDING NOTES THAT ARE NOT TENDERED IN THE EXCHANGE OFFER OR TO FILE A REGISTRATION STATEMENT TO PERMIT RESALES OF ANY UNTENDERED OUTSTANDING NOTES.

DESCRIPTION OF EXCHANGE NOTES
     You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, the words “Capella,” “we,” “us” and “our” refer only to Capella Healthcare, Inc. and not to any of its subsidiaries. For purposes of this description, the term “notes” refers to the 9 1/4% Senior Notes due 2017, including the outstanding notes and the exchange notes.
     Capella issued the outstanding notes under an indenture (the “Indenture”) among itself, the Guarantors and U.S. Bank, National Association, as trustee, in a private transaction that was not subject to the registration requirements of the Securities Act. See “Notice to Investors.” The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.
     The following description is a summary of the material provisions of the Indenture governing the notes. This description does not restate that agreement in their entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the notes. Copies of the Indenture are available upon request to Capella at the address indicated under “Where You Can Find More Information” elsewhere in this prospectus. Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the Indenture.
     The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders have or will have rights under the Indenture.
Brief Description of the Notes and the Subsidiary Guarantees
     The Notes
     The notes:
•	are general, senior, unsecured obligations of Capella;

•	are effectively subordinated to all existing and future secured debt of Capella to the extent of the value of the assets securing that debt;

•	are equal in right of payment with all existing and future senior unsecured debt of Capella;

•	are senior in right of payment to all existing and future Subordinated Obligations of Capella; and

•	are fully and unconditionally guaranteed on a senior, unsecured basis by the Guarantors.
     The Guarantees
     The notes are guaranteed by each current and any future Restricted Subsidiary of Capella that guarantee Indebtedness of Capella, or is a named borrower, under any Credit Facility (provided that a Restricted Subsidiary that does not or no longer guarantees Indebtedness of Capella, and is not or is no longer a named borrower, under any Credit Facility will not be required to enter into a Subsidiary Guarantee, as applicable, as set forth herein and in the Indenture).
     Each Subsidiary Guarantee:
•	is a general unsecured obligation of the respective Guarantor;

•	is equal in right of payment to all existing and future senior unsecured debt of the respective Guarantor; and

•	is senior in right of payment to all existing and future Subordinated Obligations of the respective Guarantor.
     Not all of our subsidiaries have guaranteed or will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, the non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The Guarantors generated 74.0% and 72.0% of our consolidated net revenue in the twelve-month period ended December 31, 2010 and the six month period ended June 30, 2011, respectively, and held 59.1% and 58.2% of our consolidated assets as of December 31, 2010 and June 30, 2011, respectively.
     All of our direct and indirect Subsidiaries are currently “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we are permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries are not subject to many of the restrictive covenants in the Indenture. Our Unrestricted Subsidiaries will not guarantee the notes and may be released from any guarantee they previously executed.
Principal, Maturity and Interest
     Capella issued notes with a maximum aggregate principal amount of $500.0 million. Capella may issue additional notes from time to time under the Indenture. Any offering of additional notes is subject to the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” Any additional notes will be identical in all respects to the initial notes, except that additional notes will have different issuance dates and may have different issuance prices. The notes and any additional notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Capella will issue notes and any additional notes in denominations of $2,000 and integral multiples of $1,000. Unless the context otherwise requires, for all purposes under the Indenture, references to the notes include any additional notes actually issued.
     The notes will mature on July 1, 2017.
     Interest on the notes accrues at the rate of 9.25% per annum and is payable semi-annually in arrears on January 1 and July 1. Capella will make each interest payment to the holders of record on the immediately preceding December 15 and June 15.
     Interest on the accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.
Methods of Receiving Payments on the Notes
     If a holder owning more than $1.0 million principal amount of the notes has given wire transfer instructions to Capella, Capella will pay all principal, interest and premium and Additional Interest, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Capella elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.
Paying Agent and Registrar for the Notes
     The trustee acts as paying agent and registrar. Capella may change the paying agent or registrar without prior notice to the holders of the notes, and Capella or any of its Subsidiaries may act as paying agent or registrar.
Transfer and Exchange
     A holder may transfer or exchange notes in accordance with the Indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders are required to pay all taxes due on transfer. Capella is not required to transfer or exchange any note selected for redemption. Also, Capella is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Subsidiary Guarantees
     The notes are guaranteed on a senior unsecured basis by certain current and certain future Restricted Subsidiaries of Capella that guarantee Indebtedness of Capella, or are named borrowers, under any Credit Facility (provided that a Restricted Subsidiary that does not or no longer guarantees Indebtedness of Capella, and is not named as a borrower, under any Credit Facility will not be required to enter into, or may be released from, a Subsidiary Guarantee, as applicable, as set forth herein and in the Indenture).
     These Subsidiary Guarantees are joint and several obligations of the Guarantors. The obligations of each Guarantor under its Subsidiary Guarantee are limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. However, in a recent Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees. See “Risk Factors — A subsidiary guarantee could be voided or subordinated because of federal bankruptcy law or comparable state law provisions.”
     A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Capella or another Guarantor, unless:
     (1) immediately after giving effect to that transaction, no Default or Event of Default exists; and
     (2) such sale, disposal, consolidation or merger otherwise complies with the “Asset Sales” or “Merger, Consolidation or Sale of Assets” provisions of the Indenture, as applicable.
     The Subsidiary Guarantee of a Guarantor will be automatically and unconditionally released and such Guarantor will be discharged from all of its obligations under its Guarantee of the notes:
     (1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of Capella, if the sale or other disposition complies with the “Asset Sales” provisions of the Indenture;
     (2) in connection with any sale of all or any portion of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of Capella, if the sale complies with the “Asset Sales” provisions of the Indenture;
     (3) if Capella designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture;
     (4) if the Guarantor merges with or into or consolidates with another Person in compliance with the “Merger, Consolidation or Sale of Assets” provision of the Indenture and such Guarantor is not the surviving corporation; or
     (5) (i) if the Guarantor’s Guarantee and/or obligation as a borrower under each Credit Facility is released or such release is authorized under a Credit Facility and the administrative agent under such Credit Facility has agreed to release such Guarantee and/or obligation as a borrower subject only to and promptly following the release of such Guarantor’s Guarantee under the Indenture or (ii) the Indebtedness that resulted in the creation of such Guarantee and/or obligation as a borrower is released or discharged.
     See “— Repurchase at the Option of Holders — Asset Sales.”
Optional Redemption
     At any time prior to July 1, 2013, Capella may redeem all or any portion of the notes, at once or over time, after giving the required notice under the indenture at a redemption price equal to the greater of:
     (1) 100% of the principal amount of the notes to be redeemed; and

     (2) the sum of the present values of (a) the redemption price of the notes at July 1, 2013 (as set forth below) and (b) the remaining scheduled payments of interest from the redemption date through July 1, 2013, but excluding accrued and unpaid interest through the redemption date, discounted to the redemption date (assuming a 360 day year consisting of twelve 30 day months), at the Treasury Rate plus 50 basis points;
     plus, in either case, accrued and unpaid interest and Additional Interest, if any, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).
     Any notice to holders of notes of such a redemption shall include the appropriate calculation of the redemption price, but need not include the redemption price itself. The actual redemption price, calculated as described above, shall be set forth in an officers’ certificate delivered to the trustee no later than two business days prior to the redemption date.
     At any time before July 1, 2013, Capella may on one or more occasions redeem up to 35% of the aggregate principal amount of notes (including additional notes) issued under the Indenture at a redemption price of 109.250% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the net cash proceeds of any Equity Offering of common stock of Capella; provided, however that:
     (1) at least 65% of the original aggregate principal amount of notes issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by Capella and its Subsidiaries); and
     (2) the redemption occurs within 120 days of the date of the closing of such Equity Offering.
     Except pursuant to the preceding paragraph, the notes are not redeemable at Capella’s option prior to July 1, 2013.
     On or after July 1, 2013, Capella may, at its option, redeem all or any part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 1 of the years indicated below:

Optional
Redemption
Year	Price
2013	106.938%
2014	104.625%
2015	102.313%
2016 and thereafter	100.000%
     Notwithstanding the above provisions, Capella may acquire any notes by means other than a redemption, whether by tender offer, open market purchases, privately negotiated transactions or otherwise, in accordance with applicable securities laws.
Mandatory Redemption
     Capella is not required to make mandatory redemption or sinking fund payments with respect to the notes.
Repurchase at the Option of Holders
     Change of Control
     Upon the occurrence of a Change of Control, each holder of notes will have the right to require Capella to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000) of that holder’s notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the Indenture. In the Change of Control Offer, Capella will offer a payment in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the notes repurchased, to the date of purchase.
     Within 30 days following any Change of Control, Capella will mail a notice to the trustee and each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. Capella will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, Capella will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.
     On the Change of Control payment date, Capella will, to the extent lawful:
     (1) accept for payment all notes or portions of notes properly tendered and not withdrawn pursuant to the Change of Control Offer;
     (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered and not withdrawn; and
     (3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Capella.
     The paying agent will promptly mail to each holder of notes properly tendered and not withdrawn the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000.
     Capella will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment date. The provisions described above that require Capella to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable to the Change of Control event. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the notes to require that Capella repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.
     Capella is not required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Capella and purchases all notes properly tendered and not withdrawn under the Change of Control Offer. A Change of Control Offer may be made in advance of a Change of Control if a definitive agreement is in place for the Change of Control at the time of the making of the Change of Control Offer, and such Change of Control Offer is otherwise made in compliance with the provisions of this section.
     The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Capella and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require Capella to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Capella and its Subsidiaries taken as a whole to another Person or group may be uncertain.

     Capella’s obligation to make a Change of Control Offer may be waived or modified at any time prior to the occurrence of a Change of Control with the written consent of the holders of a majority in principal amount of the notes.
     Asset Sales
     Capella will not, and will not permit any Restricted Subsidiary to, consummate an Asset Sale unless:
     (1) Capella (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets sold, leased, transferred, conveyed or otherwise disposed of or Equity Interests of any Restricted Subsidiary issued, sold, transferred, conveyed or otherwise disposed of;
     (2) at least 75% of the consideration received in the Asset Sale by Capella or such Restricted Subsidiary is in the form of cash. For purposes of this clause (2), each of the following will be deemed to be cash:
     (a) any liabilities, as shown on Capella’s or such Restricted Subsidiary’s most recent balance sheet, of Capella or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Capella or such Restricted Subsidiary from further liability;
     (b) any securities, notes or other obligations received by Capella or any such Restricted Subsidiary from such transferee that are converted by Capella or such Restricted Subsidiary into cash within 180 days, to the extent of the cash received in that conversion; and
     (c) any Designated Non-cash Consideration received by Capella or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c), that is at that time outstanding, not to exceed the greater of (x) $20.0 million and (y) 2.0% of Consolidated Net Tangible Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received without giving effect to subsequent changes in value).
     (3) Capella delivers an officers’ certificate to the trustee certifying that such Asset Sale complies with the foregoing clauses (1) and (2).
     Notwithstanding the foregoing, the 75% limitation referred to in clause (2) above shall not apply to any Asset Sale in which the amount of consideration of the type referred to in clause (2) above received therefrom, determined in accordance with the foregoing provision, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the aforementioned 75% limitation.
     Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Capella or the Restricted Subsidiaries may apply those Net Proceeds (or any portion thereof) at its option:
     (1) to repay Secured Indebtedness of Capella or any Guarantor (other than Indebtedness owed to Capella, any Guarantor or any Affiliate of Capella) and, if the Secured Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;
     (2) to repay indebtedness of a Restricted Subsidiary;
     (3) to acquire all or substantially all of the assets of, or not less than a majority of the Voting Stock of, another Person engaged in a Permitted Business;
     (4) to make a capital expenditure; or
     (5) to acquire other long-term assets or property that are used or useful in a Permitted Business provided that the 365-day period provided above to apply any portion of Net Proceeds in accordance with clause (3) above shall be extended by an additional 180 days if by not later than the 365th day after receipt of such Net Proceeds, Capella or a Restricted Subsidiary, as applicable, has entered into a bona fide binding commitment to make an investment of the type referred to in either such clause in the amount of such Net Proceeds.
     Pending the final application of any Net Proceeds, Capella or such Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.
     Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraphs will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20.0 million, Capella will make an “Asset Sale Offer” (which offer may be made at any time within such 365 period) to all holders of notes to purchase the maximum principal amount of notes and, if Capella is required to do so under the terms of any other Indebtedness that is equal with the notes, such other Indebtedness on a pro rata basis with the notes, that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of the purchase of all properly tendered and not withdrawn notes pursuant to an Asset Sale Offer, Capella may use such remaining Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of notes and other equal Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other equal Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.
     Capella will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, Capella will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.
     The Credit Agreement prohibits Capella from purchasing any notes, and also provide that certain change of control or asset sale events with respect to Capella would constitute a default. Any future credit agreements or other agreements relating to senior debt to which Capella becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when Capella is prohibited from purchasing notes, Capella could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Capella does not obtain such a consent or refinance such borrowings, Capella will remain prohibited from purchasing notes. In such case, Capella’s failure to purchase tendered notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement. Finally, Capella’s ability to pay cash to holders of notes upon a repurchase may be limited by its then-existing financial resources. See “Risk Factors — We may be unable to repurchase the notes if we experience a change of control.”
Selection and Notice
     If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:
     (1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or
     (2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.
     No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.
     If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.
Certain Covenants
     Restricted Payments
     Capella will not, and will not permit any Restricted Subsidiary to, directly or indirectly:
     (1) declare or pay any dividend or make any other payment or distribution (a) on account of Capella’s or any Restricted Subsidiary’s Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Capella or any Restricted Subsidiary) or (b) to the direct or indirect holders of Capella’s or any Restricted Subsidiary’s Equity Interests in their capacity as such (other than dividends or distributions (i) payable in Equity Interests (other than Disqualified Stock) of Capella, (ii) to Capella or a Restricted Subsidiary or (iii) to all holders of Capital Stock of any Restricted Subsidiary on a pro rata basis);
     (2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Capella) any Equity Interests of Capella (other than from Capella or any Restricted Subsidiary);
     (3) make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment, sinking fund payment or stated final maturity any Subordinated Obligations of Capella or any Guarantor, other than Subordinated Obligations owed to Capella or any Restricted Subsidiary (or the purchase, repurchase or other acquisition of Subordinated Obligations, as the case may be, purchased in anticipation of satisfying a sinking fund obligation, principal installment or final stated maturity, in each case due within one year of the date of purchase, repurchase or acquisition); or
     (4) make any Restricted Investment
(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:
     (a) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;
     (b) Capella would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and
     (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Capella and the Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (8), (9), (10) and (12) of the next succeeding paragraph), is less than the sum, without duplication, of:
     (i) 50% of the Consolidated Net Income of Capella for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of Capella’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus
     (ii) 100% of the aggregate net cash proceeds and 100% of the Fair Market Value of property and marketable securities received by Capella since the date of the Indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Capella (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Capella, in either case, that have been converted into or exchanged for such Equity Interests of Capella (other than Equity Interests or Disqualified Stock or debt securities sold to a Restricted Subsidiary of Capella); plus
     (iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash or for Fair Market Value of property and marketable securities, the lesser of (x) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (y) the initial amount of such Restricted Investment; plus
     (iv) 100% of the aggregate amount received in cash and 100% of the Fair Market Value of property and marketable securities received after the date of the Indenture from the sale of the capital stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary or a dividend from an Unrestricted Subsidiary; plus
     (v) in case, after the date of the Indenture, any Unrestricted Subsidiary has been redesignated as a Restricted Subsidiary under the terms of the Indenture or has been merged, consolidated or amalgamated with or into, or transfers or conveys assets to, or is liquidated into Capella or a Restricted Subsidiary, an amount equal to the lesser of (x) the net book value at the date of the redesignation, combination or transfer of the aggregate Investments made by Capella and the Restricted Subsidiaries in the Unrestricted Subsidiary (or of the assets transferred or conveyed, as applicable), and (y) the Fair Market Value of the Investments owned by Capella and the Restricted Subsidiaries in such Unrestricted Subsidiary at the time of the redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable); plus
     (vi) in the event Capella or any Restricted Subsidiary makes any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary, an amount equal to the aggregate Investments of Capella or any Restricted Subsidiary in such Person that were previously treated as Restricted Payments.
     The preceding provisions do not prohibit:
     (1) the payment of any dividend or other distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend, distribution or redemption payment would have complied with the provisions of the Indenture;
     (2) the redemption, repurchase, retirement, defeasance or other acquisition of any Subordinated Obligations of Capella or any Guarantor or of any Equity Interests of Capella or any direct or indirect parent of Capella (“Retired Capital Stock”) in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of Capella) of, Equity Interests of Capella (other than Disqualified Stock) or any direct or indirect parent of Capella that are contributed to Capella (“Refunding Capital Stock”) and the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Capella or a Subsidiary of Capella) of Refunding Capital Stock; provided, however, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be no more than Fair Market Value and will be excluded from clause (c)(ii) of the preceding paragraph;
     (3) the redemption, repurchase, defeasance or other acquisition of any Subordinated Obligations of Capella or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; provided, however, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (c)(ii) of the preceding paragraph;

     (4) the payment of any dividend, other payment or distribution on account of Equity Interests by a Restricted Subsidiary of Capella to Capella or another Restricted Subsidiary;
     (5) the redemption, repurchase or other acquisition or retirement for value of any Equity Interests of Capella or any Restricted Subsidiary of Capella or any of their direct or indirect parent entities (a) held by any future, present or former employee, director or consultant of Capella, its Subsidiaries or (to the extent such person renders services to the business of Capella or its Subsidiaries) Capella’s direct or indirect entities pursuant to any management equity subscription plan or agreement, stock option or stock purchase plan or agreement or employee benefit plan as may be adopted from time to time or pursuant to any agreement with any director or officer in existence on the date of the Indenture or (b) from an employee of Capella upon the termination of such employee’s employment with Capella; provided, however, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in reliance on this clause (5) may not exceed $5.0 million in any twelve-month period (with unused amounts in any calendar year being carried over to the next succeeding twelve-month period); and provided, further, that such amount in any calendar year may be increased by an amount not to exceed (i) the cash proceeds from the sale of Equity Interests of Capella and, to the extent contributed to Capella, Equity Interests of any of its direct or indirect parent entities, in each case to members of management, directors or consultants of Capella, any of its Subsidiaries or (to the extent such person renders services to the businesses of Capella and its Subsidiaries) Capella’s direct or indirect parent entities, that occurs after the issue date plus (ii) the cash proceeds of key man life insurance policies received by Capella or its Restricted Subsidiaries, or by any direct or indirect parent entity to the extent contributed to Capella, after the date of the Indenture (provided that Capella may elect to apply all or any portion of the aggregate increase contemplated by clauses (i) and (ii) above in any calendar year) less (ii) the amount of any Restricted Payments previously made pursuant to clauses (i) and (ii) of this clause (5); and provided, further, that cancellation of Indebtedness owing to Capella from members of management of Capella, any of Capella’s direct or indirect parent companies or any of Capella’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of Capella or any of their direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;
     (6) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;
     (7) the payment of dividends on the common equity interests of Capella (or the payment of dividends to any direct or indirect parent of Capella to fund a payment of dividends on such entity’s common stock) following the first public offering of the common stock of Capella, or the common equity interests of any of Capella’s direct or indirect parent entities after the date of the Indenture, of up to 6.0% per annum of the net proceeds received by or contributed to Capella in any public offering, other than public offerings with respect to common equity interests registered on Form S-8 (or any successor form that provides for registration of securities offered to employees of the registrant) and other than any public sale constituting an Excluded Contribution;
     (8) Restricted Payments equal to the amount of Excluded Contributions;
     (9) the declaration and payment of dividends to, or the making of loans to, Holdings to pay:
     (a) (i) overhead (including salaries and other compensation expenses) and franchise or similar tax liabilities, legal, accounting and other professional fees and expenses in connection with, and to the extent attributable, to the maintenance of Capella or Holdings’, existence and its ownership of Capella or any of its Subsidiaries, as applicable, (ii) fees and expenses related to any equity offering, investment or acquisition permitted hereunder (whether or not successful) and (iii) other fees and expenses in connection with, and to the extent attributable to, the maintenance of Capella or Holdings’ existence and its ownership of Capella or any of its Subsidiaries, as applicable;
     (b) with respect to each tax year (or portion thereof), federal, state or local income taxes (as the case may be) imposed directly on or allocated to Holdings or Capella or which are due and payable by Holdings or Capella as part of a consolidated group, to the extent such income taxes are attributable to the income of Capella or any of its Subsidiaries; and

     (c) Investments in Capella Surety in an aggregate principal amount not to exceed the sum of (i) the capital required under the applicable laws or regulations of the jurisdiction in which Capella Surety is formed or determined by independent actuaries as prudent and necessary capital to operate Capella Surety and (ii) any reasonable and customary corporate overhead expenses of Capella Surety;
     (10) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock issued after the issue date and the declaration and payment of dividends to any direct or indirect parent company of Capella, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock of any direct or indirect parent company of Capella issued after the issue date; provided that (a) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance on the first day of such period (and the payment of dividends or distributions) on a pro forma basis, Capella would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00 and (b) the aggregate amount of dividends declared and paid pursuant to this clause (10) does not exceed the net cash proceeds actually received by Capella from any such sale of Designated Preferred Stock issued after the issue date;
     (11) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “— Repurchase at the Option of Holders — Change of Control” and “— Repurchase at the Option of Holders — Asset Sales”; provided that all Notes tendered by holders of the Notes in connection with the related Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;
     (12) cash payments in lieu of fractional shares issuable as dividends on preferred stock or upon the conversion of any convertible debt securities of either Capella or any of its Restricted Subsidiaries; provided that the principal financial officer of Capella shall have determined in good faith that such payments are not made for the purpose of evading the limitations of this “Limitation on Restricted Payments” covenant; and
     (13) so long as no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment, other Restricted Payments in an aggregate amount since the issue date not to exceed $25.0 million.
     The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the assets, property or securities proposed to be transferred or issued by Capella or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, Capella will deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the Indenture. If Capella or a Restricted Subsidiary makes a Restricted Payment which at the time of the making of such Restricted Payment would in the good faith determination of Capella be permitted under the provisions of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustments made in good faith to Capella financial statements affecting Consolidated Net Income of Capella for any period.
     Incurrence of Indebtedness and Issuance of Preferred Stock
     Capella will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, Guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Capella will not issue any Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock other than to Capella; provided, however, that Capella may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, any of Capella’s Restricted Subsidiaries that are Guarantors may incur Indebtedness (including Acquired Indebtedness), if the Fixed Charge Coverage Ratio for Capella’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or Disqualified Stock had been issued, as the case may be and the proceeds of such Indebtedness or Disqualified Stock applied, at the beginning of such four-quarter period.
     The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):
     (1) the incurrence by Capella or any Guarantor of Indebtedness and letters of credit under one or more Credit Facilities (and by any Permitted Joint Venture or Permitted Physician Partnership of Indebtedness represented by the pledge of assets under one or more credit facilities) and Guarantees thereof by the Guarantors; provided that the aggregate principal amount of all Indebtedness and letters of credit of Capella and the Guarantors incurred pursuant to this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Capella and the Guarantors thereunder) does not exceed $200.0 million, less the aggregate amount of Net Proceeds from an Asset Sale applied by Capella and its Restricted Subsidiaries to repay Indebtedness thereunder (and, in the case of revolving credit Indebtedness, correspondingly reduce commitments with respect thereto) pursuant to the provisions described under clause (1) of the third paragraph under the caption “— Repurchase at the Option of Holders — Asset Sales”;
     (2) the incurrence by Capella and the Restricted Subsidiaries of the Existing Indebtedness;
     (3) the incurrence by Capella and the Guarantors of Indebtedness represented by the notes to be issued on the date of the Indenture and the exchange notes and related guarantees to be issued pursuant to the registration rights agreement;
     (4) the incurrence by Capella or any Restricted Subsidiary of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the lease or the purchase price or cost of construction or improvement of property (real or personal), plant or equipment used in the business of Capella or such Restricted Subsidiary, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $30.0 million at any time outstanding;
     (5) the incurrence by Capella or any Restricted Subsidiary of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, defease, renew, refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was incurred under the first paragraph of this covenant or clauses (2), (3), (4), (15) or (19) of this paragraph;
     (6) the incurrence by Capella or any Restricted Subsidiary of intercompany Indebtedness between or among Capella and any Restricted Subsidiary; provided, however, that:
     (a) if Capella or a Guarantor is the obligor on such Indebtedness and the payee is not Capella or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes or the Subsidiary Guarantees, as the case may be; and
     (b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Capella or a Restricted Subsidiary and (ii) any subsequent sale or other transfer of any such Indebtedness to a Person that is not either Capella or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Capella or such Restricted Subsidiary, as the case may be;
     (7) the incurrence of Indebtedness of Capella or any Restricted Subsidiary consisting of guarantees, indemnities, holdbacks or obligations in respect of purchase price adjustments or similar obligations in connection with the acquisition or disposition of assets, including without limitation, shares of Capital Stock of Restricted Subsidiaries or contingent payment obligations incurred in connection with the acquisition of assets which are contingent on the performance of the assets acquired, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such assets or shares of Capital Stock of such Restricted Subsidiary for the purpose of financing such acquisition;

     (8) the incurrence of Indebtedness of Capella or any Restricted Subsidiary represented by (a) letters of credit for the account of Capella or any Restricted Subsidiary or (b) other obligations to reimburse third parties pursuant to any surety bond or other similar arrangements, which letters of credit or other obligations, as the case may be, are issued in the ordinary course of business, including, without limitations, letters of credit and obligations in respect of workers’ compensation claims, payment obligations in connection with sales tax and insurance, including, health, disability or other employee benefits or property, casualty, liability insurance or self-insurance or other similar requirements;
     (9) the incurrence by Capella or any Restricted Subsidiary of Hedging Obligations that are incurred in the normal course of business and consistent with past business practices for the purpose of fixing or hedging currency or interest rate risk (including with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding in connection with the conduct of their respective businesses and not for speculative purposes);
     (10) the Guarantee by Capella or any of the Guarantors of Indebtedness of Capella or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;
     (11) the incurrence by Capella or any of its Restricted Subsidiaries of Indebtedness in the form of loans from Capella Surety;
     (12) the incurrence of Indebtedness evidenced by a Permitted Physician Partnership Note;
     (13) shares of Preferred Stock of a Restricted Subsidiary issued to Capella or a Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to Capella or a Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of Preferred Stock;
     (14) obligations in respect of performance, bid, appeal and surety bonds and performance and completion guarantees provided by Capella or any Restricted Subsidiary or obligations in respect of letters of credit related thereto, in each case in the ordinary course of business or consistent with past practice;
     (15) Indebtedness or Preferred Stock of Persons that are acquired by Capella or any Restricted Subsidiary or merged into Capella or a Restricted Subsidiary that is a Guarantor, or is or will become a Permitted Joint Venture, in accordance with the terms of the Indenture; provided that such Indebtedness or Preferred Stock is not incurred in connection with or in contemplation of such acquisition or merger; and provided, further, that after giving effect to such acquisition or merger, either (i) Capella or such Restricted Subsidiary would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant or (ii) the Fixed Charge Coverage Ratio would be greater than immediately prior to such acquisition;
     (16) Indebtedness arising from the honoring by a bank or financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness, other than credit or purchase cards, is extinguished within five business days of its incurrence;
     (17) Physician Support Obligations incurred by Capella or any Restricted Subsidiary;
     (18) customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;
     (19) Indebtedness consisting of the financing of insurance premiums; and
     (20) Indebtedness of Capella or any Restricted Subsidiary or Preferred Stock of Capella or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference which, when aggregated with the principal amount and liquidation preference of all other Indebtedness and Preferred Stock then outstanding and incurred pursuant to this clause (20), does not exceed at any one time outstanding, when taken together with any Refinancing Indebtedness in respect thereof, 5% of Consolidated Net Tangible Assets (it being understood that any Indebtedness or Preferred Stock incurred pursuant to this clause (20) shall cease to be deemed incurred or outstanding for purposes of this clause (20) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which Capella or such Restricted Subsidiary could have incurred such Indebtedness or Preferred Stock under the first paragraph of this covenant without reliance on this clause (20)).
     For purposes of determining compliance with this “— Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (20) above or is entitled to be incurred pursuant to the first paragraph of this covenant, in each case, Capella shall, in its sole discretion, classify (or later reclassify in whole or in part, in its sole discretion) such item of Indebtedness in any manner that complies with this covenant and such Indebtedness will be treated as having been incurred pursuant to such clauses or the first paragraph hereof, as the case may be, designated by Capella. Indebtedness under Credit Facilities outstanding on the date on which the notes are first issued and authenticated under the Indenture will be deemed to have been incurred on such date in reliance of the exception provided by clause (1) of the definition of Permitted Debt. Accrual of interest or dividends, the accretion of accreted value or liquidation preference and the payment of interest or dividends in the form of additional Indebtedness or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant. The maximum amount of Indebtedness that Capella and any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange note of currencies.
     Liens
     Capella will not, and will not permit any Restricted Subsidiary to, create, incur or assume any Liens (the “Initial Lien”) of any kind against or upon any of their respective properties or assets, or any proceeds, income or profit therefrom, that secure any Indebtedness, other than Permitted Liens, without effectively providing that the notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.
     Any Lien created for the benefit of the holders of the notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.
     Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries
     Capella will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:
     (a) pay dividends or make any other distributions on its Capital Stock to Capella or any Restricted Subsidiary, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Capella or any Restricted Subsidiary;
     (b) make loans or advances to Capella or any Restricted Subsidiary; or
     (c) transfer any of its properties or assets to Capella or any Restricted Subsidiary.
     However, the preceding restrictions do not apply to encumbrances or restrictions existing under or by reason of:
     (1) agreements governing Existing Indebtedness, Credit Facilities and Hedging Obligations as in effect on the date of the Indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the Indenture;

     (2) the Indenture, the notes and the Subsidiary Guarantees;
     (3) applicable law, rule, regulation or order;
     (4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Capella or any Restricted Subsidiary as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;
     (5) customary non-assignment provisions in leases, licenses and other contracts entered into in the ordinary course of business or consistent with industry practices;
     (6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (c) of the first paragraph of this covenant;
     (7) any agreement for the sale or other disposition of a Restricted Subsidiary or the assets of a Restricted Subsidiary that contains customary restrictions with respect to such Restricted Subsidiary pending its sale or other disposition or the sale or other disposition of its assets;
     (8) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;
     (9) any agreement relating to dividends in respect of Capital Stock of a Permitted Physician Partnership or a Permitted Joint Venture to Capella, any Restricted Subsidiary or Qualified Investor owning such Capital Stock to the extent that such dividends are made on a pro rata basis based on the aggregate ownership of such Permitted Physician Partnership or Permitted Joint Venture;
     (10) customary provisions, including but not limited to provisions with respect to the payment of distributions, or the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;
     (11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;
     (12) other Indebtedness of Restricted Subsidiaries which Indebtedness is permitted to be incurred pursuant to an agreement entered into subsequent to the issue date in accordance with the covenant described under “— Incurrence of Indebtedness and Issuance of Preferred Stock” so long as the restrictions contained in such agreement are no more onerous in any material respect than the restrictions of the same type contained in the Indenture;
     (13) customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of Capella or any Restricted Subsidiary;
     (14) customary provisions contained in licenses of intellectual property and other similar agreements entered into in the ordinary course of business;
     (15) customary provisions restricting subletting or assignment of any lease governing a leasehold interest;
     (16) contracts entered into in the ordinary course of business, not related to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Capella or any Restricted Subsidiary in any manner material to Capella or any Restricted Subsidiary; and

     (17) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (16) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of Capella, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.
     Merger, Consolidation or Sale of Assets
     Neither Capella nor any Guarantor may, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Capella or such Guarantor, as the case may be, is the surviving corporation) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of, in the case of Capella, Capella and the Guarantors taken as a whole, and in the case of any Guarantor, such Guarantor and its Subsidiaries that are Guarantors taken as a whole, in one or more related transactions, to another Person; unless:
     (1) either:
     (a) Capella or such Guarantor, as the case may be, is the surviving corporation; or
     (b) the Person formed by or surviving any such consolidation or merger (if other than Capella or such Guarantor, as the case may be) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;
     (2) except as otherwise described with respect to the release (or inapplicability) of Subsidiary Guarantees of Guarantors under the caption “— Subsidiary Guarantees” above, the Person formed by or surviving any such consolidation or merger (if other than Capella or such Guarantor, as the case may be) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Capella or such Guarantor, as the case may be, under the notes, the Indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;
     (3) immediately after such transaction no Default or Event of Default exists; and
     (4) except with respect to a consolidation or merger of Capella with or into a Guarantor, or a Guarantor with or into another Guarantor, Capella or such Guarantor, as the case may be, or the Person formed by or surviving any such consolidation or merger (if other than Capella or such Guarantor), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” above.
     Notwithstanding the preceding clause (4), any Restricted Subsidiary of Capella may consolidate with, merge into or transfer all or part of its properties and assets to Capella or a Guarantor Restricted Subsidiary, and Capella or any Restricted Subsidiary may merge with an Affiliate incorporated solely for the purpose of reincorporating Capella or such Restricted Subsidiary in another state of the United States or changing Capella or such Restricted Subsidiary’s entity type.
     In addition, Capella may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person.
     Except as described with respect to the release of Subsidiary Guarantees of Guarantors under the caption “— Subsidiary Guarantees” above, the entity formed by or surviving any consolidation or merger (if other than Capella or a Guarantor) will succeed to, and be substituted for, and may exercise every right and power of, such Guarantor under the Indenture.

     If a direct or indirect parent organized or existing under the laws of the United States, any state of the United States or the District of Columbia (“Parent”) of Capella assumes the obligations under the Indenture in a transaction which meets the requirements of this “— Merger, Consolidation or Sale of Assets” covenant treating Parent as the successor company for purposes of such covenant, all obligations of Capella under the Indenture shall be discharged except to the extent that Capella is or becomes a Subsidiary, Restricted Subsidiary or Subsidiary Guarantor of the Notes. In such event, Parent will succeed to, and be substituted for, Capella under the Indenture, the Notes and the registration rights agreement.
     Designation of Restricted and Unrestricted Subsidiaries
     The Board of Directors of Capella may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Capella and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “— Restricted Payments” or Permitted Investments, as determined by Capella. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.
     Transactions with Affiliates
     Capella will not, and will not permit any Restricted Subsidiary to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:
     (1) the Affiliate Transaction is (a) evidenced in writing if it involves transactions of $2.0 million or more and (b) is on terms that are no less favorable to Capella or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Capella or such Restricted Subsidiary with an unrelated Person; and
     (2) Capella delivers to the trustee:
     (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and
     (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $35.0 million, an opinion as to the fairness to the Capella or such Restricted Subsidiary from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.
     The following items are not be deemed to be Affiliate Transactions and, therefore, are not be subject to the provisions of the prior paragraph:
     (1) transactions between or among Capella and/or any Restricted Subsidiary or an entity that becomes a Restricted Subsidiary as a result of such transaction;
     (2) sales of Equity Interests (other than Disqualified Stock) to Affiliates of Capella;
     (3) reasonable and customary directors’ fees, indemnification and similar arrangements, consulting fees, employee salaries, bonuses or employment agreements, compensation or employee benefit arrangements and incentive arrangements with any officer, director or employee of Capella or a Restricted Subsidiary entered into in the ordinary course of business;

     (4) any transactions made in compliance with the covenant described above under the caption “— Restricted Payments” and Permitted Investments;
     (5) loans and advances (or cancellation of loans) to officers, employees and consultants of Capella or any Restricted Subsidiary in the ordinary course of business in accordance with the past practices of Capella or any Restricted Subsidiary;
     (6) transactions between any Permitted Physician Partnership or Permitted Joint Venture and Capella or any Restricted Subsidiaries pursuant to any Physician Partnership Management Agreements or Permitted Joint Venture Agreements, including payment of any fees by such Permitted Physician Partnership or Permitted Joint Venture to Capella or any Restricted Subsidiaries;
     (7) any agreement as in effect as of the date of the Indenture or any amendment thereto so long as any such amendment is not more disadvantageous to the holders in any material respect than the original agreement as in effect on the date of the Indenture;
     (8) the payment to Sponsors and any of their Affiliates of fees in connection with annual management, consulting and monitoring of Capella in an aggregate amount in any fiscal year not in excess of the greater of (a) $2.0 million and (b) 2.0% of Consolidated Cash Flow (less the amount pursuant clause (8) in the definition of “Consolidated Cash Flow) pursuant to any management or monitoring agreement in effect on the date of the Indenture;
     (9) payments by Capella or any Restricted Subsidiary to the Sponsors and any of their Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with the Refinancing, acquisitions and divestitures, which payments are approved by a majority of the members of the Board of Directors of Capella in good faith and are made pursuant to agreements as in effect on the date of the indenture;
     (10) the existence of, or the performance by Capella or any of its Restricted Subsidiaries of its obligations under the terms of, its organizational documents (including any registration rights agreement or purchase agreements related thereto to which it is party on the issue date and any similar agreement that it may enter into thereafter); provided that the existence of, or the performance by Capella or any of its Restricted Subsidiaries of its obligations under any future amendment to its organizational documents or under any similar agreement or amendment thereto entered into after the issue date shall only be permitted by this clause (10) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to holders of the notes in any material respect;
     (11) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to Capella and or the Restricted Subsidiaries, in the reasonable determination of the principal financial officer of Capella or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;
     (12) if otherwise permitted hereunder, the issuance of Equity Interests (other than Disqualified Stock) of Capella to any direct or indirect parent of Capella, or to any Permitted Holder;
     (13) any transaction with a Capella Surety in the ordinary course of operations of Capella Surety;
     (14) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of Capella;
     (15) Investments by any of the Sponsors in securities of Capella or any of its Restricted Subsidiaries (and payment of reasonable out-of-pocket expenses incurred by such investors in connection therewith) so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities; and

     (16) transactions with joint ventures in Permitted Businesses entered into in the ordinary course of business and in a manner consistent with past practice.
     Additional Subsidiary Guarantees
     If any Restricted Subsidiary of Capella guarantees Indebtedness of Capella, or are named borrowers, under any Credit Facility, then that Restricted Subsidiary will, for so long as such Restricted Subsidiary guarantees, and/or remains obligated under, any Credit Facility, be a Guarantor and execute a supplemental Indenture and deliver an opinion of counsel satisfactory to the trustee within 20 Business Days of the date of such occurrence.
     Sale and Leaseback Transactions
     Capella will not, and will not permit any Restricted Subsidiary to, enter into any sale and leaseback transaction; provided that Capella or any Restricted Subsidiary may enter into a sale and leaseback transaction if:
     (1) Capella or that Restricted Subsidiary could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) secured such Indebtedness pursuant to the covenant described above under the caption “— Liens”;
     (2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors and set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and
     (3) the transfer of assets in that sale and leaseback transaction is permitted by, and Capella applies the proceeds of such transaction in compliance with, the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”
     Business Activities
     Capella will not, and will not permit any Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Capella and its Subsidiaries taken as a whole.
     Payments for Consent
     Capella will not, and will not permit any Restricted Subsidiary to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.
     Reports
     Whether or not required by the SEC, so long as any notes are outstanding, Capella will furnish to the trustee and the holders of notes, within the time periods specified in the Commission’s rules and regulations:
     (1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Capella were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Capella’s certified independent accountants; and
     (2) all current reports that would be required to be filed with the Commission on Form 8-K if Capella were required to file such reports.

     Provided, however, Capella is not be required to provide information regarding management compensation information, nor to comply with all aspects of the Sarbanes-Oxley Act of 2002. If Capella has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed summary presentation, either on the face of the financial statements or in the footnotes thereto, and if Capella or any of its Restricted Subsidiaries has made an Investment of at least $1.0 million in such Unrestricted Subsidiary, in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Capella and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Capella.
Events of Default and Remedies
     Each of the following is an Event of Default:
     (1) default for 30 days in the payment when due of interest or Additional Interest, if any, on the notes;
     (2) default in payment when due of the principal of or premium, if any, on the notes;
     (3) failure by Capella or any Restricted Subsidiary to comply with the provisions described under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets”;
     (4) failure by Capella or any Restricted Subsidiary to comply with any of its other agreements in the Indenture or the notes for 60 days from delivery of a notice and demand to remedy from the trustee or Holders of 25% or more in aggregate principal amount of the notes;
     (5) default under any mortgage, Indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Capella or any Restricted Subsidiary (or the payment of which is guaranteed by Capella or any Restricted Subsidiary other than Indebtedness owed to Capella or a Restricted Subsidiary) whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, if that default:
     (a) is caused by a failure to pay principal on such Indebtedness after giving effect to any applicable grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or
     (b) results in the acceleration of such Indebtedness prior to its express maturity;
and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;
     (6) failure by Capella or any Significant Subsidiary to pay final judgments (other than any judgments covered by insurance policies) aggregating in excess of $20.0 million, which judgments are not paid, discharged or stayed for a period of 60 days after such judgment has become final and an enforcement proceeding has been commenced by a creditor upon such judgment or decree which is not promptly stayed;
     (7) except as permitted by the Indenture, any Subsidiary Guarantee of a Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and
     (8) certain events of bankruptcy or insolvency described in the Indenture with respect to Capella or any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary.
     In the case of an Event of Default specified in (3) above, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable by notice in writing to Capella and the trustee specifying the Event of Default and that it is a “notice of acceleration” and the same shall become immediately due and payable.
     Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notes is in their interest, except a Default or Event of Default relating to the payment of principal or interest.
     The Indenture provides that, at any time after a declaration of acceleration with respect to the notes issued under the Indenture as described in the preceding paragraph, the holders of a majority in principal amount of the outstanding notes issued under the Indenture may rescind and cancel such declaration and its consequences:
     (1) if the rescission would not conflict with any judgment or decree;
     (2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest, including any Additional Interest, if any, that has become due solely because of the acceleration;
     (3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;
     (4) if we have paid the trustee its reasonable compensation and reimbursed the trustee for its expenses, disbursements and advances; and
     (5) in the event of the cure or waiver of an Event of Default of the type described in clause (3) of the description above of Events of Default, the trustee shall have received an officers’ certificate and an opinion of counsel that such Event of Default has been cured or waived.
     No such rescission shall affect any subsequent Default or Event of Default or impair any right consequent thereto.
     The holders of at least a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Additional Interest, if any, on, or the principal of, the notes.
     In the event of any Event of Default specified in clause (6) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the trustee or the holders of the notes, if within 20 days after such Event of Default arose Capella delivers an officers’ certificate to the trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the notes as described above be annulled, waived or rescinded upon the happening of any such events.
     In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Capella with the intention of avoiding payment of the premium that Capella would have had to pay if Capella then had elected to redeem the notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Capella with the intention of avoiding the prohibition on redemption of the notes, then the premium specified in the Indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

     Capella is required to deliver to the trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, Capella is required to deliver to the trustee a statement specifying such Default or Event of Default.
     No Personal Liability of Directors, Officers, Employees and Stockholders
     No director, officer, employee, incorporator or stockholder of Capella or any Guarantor or any direct or indirect parent entity, as such, has or will have any liability for any obligations of Capella or the Guarantors under the notes, the Indenture, the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance and/or exchange of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.
Legal Defeasance and Covenant Defeasance
     Capella may, at its option and at any time, elect to have all of its obligations discharged with respect to the Indenture and the outstanding notes and all obligations of the Guarantors discharged with respect to the Indenture, the notes and their Subsidiary Guarantees (“Legal Defeasance”) except for:
     (1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such notes when such payments are due from the trust referred to below;
     (2) Capella’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;
     (3) the rights, powers, trusts, duties and immunities of the trustee, and Capella’s and the Guarantors’ obligations in connection therewith; and
     (4) the Legal Defeasance provisions of the Indenture.
     In addition, Capella may, at its option and at any time, elect to have the obligations of Capella and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (other non-payment, bankruptcy, receivership, rehabilitation and insolvency events with respect to Capella, but excluding the Restricted Subsidiaries) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes. If Capella exercises its Legal Defeasance or Covenant Defeasance Option, each Guarantor will be released from all of its obligations with respect to its Subsidiary Guaranty.
     In order to exercise either Legal Defeasance or Covenant Defeasance:
     (1) Capella must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent registered public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Capella must specify whether the notes are being defeased to maturity or to a particular redemption date;
     (2) in the case of Legal Defeasance, Capella has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Capella has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, subject to customary assumptions and exclusions, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;
     (3) in the case of Covenant Defeasance, Capella has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that, subject to customary assumptions and exclusions, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
     (4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens in connection therewith);
     (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which Capella or any of its Restricted Subsidiaries is a party or by which Capella or any of its Restricted Subsidiaries is bound;
     (6) Capella must deliver to the trustee an officers’ certificate stating that the deposit was not made by Capella with the intent of preferring the holders of notes over the other creditors of Capella with the intent of defeating, hindering, delaying or defrauding creditors of Capella or others; and
     (7) Capella must deliver to the trustee an officers’ certificate and an opinion of counsel subject to customary assumptions and exclusions, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.
Amendment, Supplement and Waiver
     Except as provided in the next two succeeding paragraphs, the Indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the Indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).
     Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):
     (1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;
     (2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption (other than repurchase of the notes relating to the covenant (and applicable definitions) described under the caption “— Repurchase at the Option of Holders — Change of Control” above);
     (3) reduce the rate of or change the time for payment of interest on any note;
     (4) waive a Default or Event of Default in the payment of principal of, or interest or premium or Additional Interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);
     (5) make any note payable in money other than that stated in the notes;
     (6) make any change in the provisions (including applicable definitions) of the Indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on the notes;

     (7) waive a redemption or repurchase payment with respect to any note (other than a payment required by the provisions described under the caption “— Repurchase at the Option of Holders” above);
     (8) make any change in any Subsidiary Guarantees that would adversely affect the holders of the notes; or
     (9) make any change in the preceding amendment and waiver provisions.
     Notwithstanding the preceding, without the consent of any holder of notes, Capella, the Guarantors and the trustee may amend or supplement the Indenture or the notes:
     (1) to cure any ambiguity, defect or inconsistency;
     (2) to provide for uncertificated notes in addition to or in place of certificated notes;
     (3) to provide for the assumption of Capella’s obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of Capella’s assets;
     (4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the Indenture of any such holder;
     (5) to provide for or confirm the issuance of additional notes otherwise permitted to be incurred by the Indenture;
     (6) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;
     (7) to release a Subsidiary Guarantee;
     (8) to evidence and provide for the acceptance and appointment under the Indenture of a successor trustee; or
     (9) to conform the text of the Indenture, the notes or the Subsidiary Guarantees to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the Indenture, the notes or the Subsidiary Guarantees.
Satisfaction and Discharge
     The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:
     (1) either:
     (a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Capella, have been delivered to the trustee for cancellation; or
     (b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year or are to be called for redemption within one year, and Capella has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination of cash in U.S. dollars and non-callable U.S. Government Securities, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium, and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

     (2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Capella or any Guarantor is a party or by which Capella or any Guarantor is bound;
     (3) Capella has paid or caused to be paid all sums payable by it under the Indenture; and
     (4) in the event of a deposit as provided in clause 1(b) above, Capella has delivered irrevocable instructions to the trustee under the Indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.
     In addition, Capella must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
Concerning the Trustee
     If the trustee becomes a creditor of Capella or any Guarantor, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must (1) eliminate such conflict within 90 days, (2) apply to the Commission for permission to continue or (3) resign.
     The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.
Governing Law
     The Indenture, the notes, the Subsidiary Guarantees and the registration rights agreement are governed by, and construed in accordance with, the laws of the State of New York.
Certain Definitions
     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.
     “Acquired Debt” means, with respect to any specified Person:
     (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and
     (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.
     “Additional Interest” means all additional interest then owing pursuant to the registration rights agreement.
     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling or that is controlled by or is under common control with each Person that is the beneficial owner of 10% or more of any class of Voting Stock of such Person. For the purposes of this definition, “control” means the possession of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

     “Asset Sale” means (1) the sale, lease, transfer, conveyance or other disposition of any assets or rights, (each referred to in this definition as a “disposition”); and (2) the issuance of Equity Interests in any of Capella’s Restricted Subsidiaries or sale of Equity Interests in any of its Restricted Subsidiaries.
     Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:
     (1) any single disposition or series of related dispositions that involves assets having a Fair Market Value of less than $5.0 million;
     (2) any disposition of assets between or among Capella and its Restricted Subsidiaries;
     (3) any issuance or sale of Equity Interests by a Restricted Subsidiary to Capella or to another Restricted Subsidiary;
     (4) a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments” or a Permitted Investment;
     (5) any disposition of (i) inventory in the ordinary course of business, or (ii) property or assets that are obsolete, damaged or worn out, including equipment and that are no longer useful in the conduct of Capella or its Subsidiaries’ business and that is disposed of in the ordinary course of business;
     (6) the disposition of all or substantially all of the assets of Capella and its Restricted Subsidiaries in a manner permitted pursuant to the covenant contained under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” or any disposition that constitutes a Change of Control pursuant to the indenture;
     (7) the license, lease or sublease of any real or personal property in the ordinary course of business;
     (8) any issuance or sale of Equity Interests in a Permitted Joint Venture, or in connection with the formation of a Permitted Joint Venture, pursuant to agreements relating to such Permitted Joint Venture, provided that the consideration received by Capella and its Restricted Subsidiaries will be exempted from the definition of “Asset Sale” under this clause (8) only insofar as such consideration consists of assets other than cash, Cash Equivalents or assets that would be deemed to be under paragraph (2) of the covenant contained under the caption “— Repurchase at the Option of Holders — Asset Sales”;
     (9) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;
     (10) any disposition of assets received by Capella or any Restricted Subsidiary upon foreclosure on a Lien or receivables owing to Capella or any Restricted Subsidiary for the purpose of collection of outstanding balances in the ordinary course of business consistent with past practice;
     (11) the licensing or sub-licensing of intellectual property or other general intangibles in the ordinary course of business, other than the licensing of intellectual property on a long-term basis;
     (12) any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business; and
     (13) any Permitted Asset Swap.
     “Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

     “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.
     “Board of Directors” means:
     (1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of the board;
     (2) with respect to a limited liability company, the board of directors or other governing body, and in the absence of same, the manager or board of managers or the managing member or members or any controlling committee thereof;
     (3) with respect to a partnership, the Board of Directors of the general partner of the partnership; and
     (4) with respect to any other Person, the board or committee of such Person serving a similar function.
     “Business Day” means a day of the year on which banks are not required or authorized to close in New York City.
     “Capella Surety” means a captive, wholly-owned Subsidiary of Holdings established for the purpose of insuring the businesses or facilities owned or operated by Capella or any of its Subsidiaries, including but not limited to healthcare facilities, any joint venture of Capella or any of its Subsidiaries or any physician or other personnel employed by or on the medical staff of any such business or facility.
     “Capital Lease” means, with respect to any Person, any lease of, or other arrangement conveying the right to use, property by such Person as lessee that would be accounted for as capitalized liability on a balance sheet of such Person prepared in conformity with GAAP.
     “Capital Lease Obligations” means, with respect to any Person, the capitalized amount of all Consolidated obligations of such Person under Capital Leases determined in accordance with GAAP.
     “Capital Stock” means:
     (1) in the case of a corporation, corporate stock;
     (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;
     (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and
     (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.
     “Cash Equivalents” means:
     (1) U.S. dollars;
     (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

     (3) certificates of deposit and time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million;
     (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;
     (5) commercial paper rated at least A-1 by S&P or at least P-1 by Moody’s and in each case maturing within one year after the date of acquisition;
     (6) investment or money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition;
     (7) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any State or commonwealth of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least A-1 by S&P or P-1 by Moody’s; and
     (8) money market funds that (i) comply with the criteria set forth in Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated A-1 by S&P and P-1 by Moody’s and (iii) have portfolio assets of at least $500.0 million.
     “Change of Control” means the occurrence of any of the following:
     (1) prior to the completion of any initial public offering of the stock of Holdings or Capella generating (individually or in the aggregate together with any prior initial public offering) net cash proceeds in an amount that equals or exceeds $100,000,000, either (a) Permitted Holders shall cease to, directly or indirectly, own and control (a) more than 50% of the Voting Stock of Holdings and Capella, on a fully diluted basis, or (b) at least a percentage of the outstanding Voting Stock of Holdings necessary to elect at any time a majority of the board of directors (or similar governing body) of Holdings and Capella or (b) a Person other than a Permitted Holder acquires all or substantially all of the properties or assets of Capella and its Restricted Subsidiaries taken as a whole;
     (2) on and after completion of any initial public offering referenced in clause (1) above, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the United States Securities Exchange Act of 1934, including any group acting for the purpose of acquiring, holding, voting or disposing of Securities within the meaning of Rule 13d5(b)(1) of the United States Securities Exchange Act of 1934) other than the Permitted Holder shall (a) become the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under the United States Securities Exchange Act of 1934, except that each Person will be deemed to have “beneficial ownership” of all Equity Interests that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the then outstanding Voting Stock of Holdings or Capella or (b) acquire all or substantially all of the properties or assets of Capella and its Restricted Subsidiaries taken as a whole (for purposes of this clause (2), such person or group shall be deemed to beneficially own any Voting Stock of any Person held by any other Person as long as such person or group beneficially owns, directly or indirectly, in the aggregate at least a majority of the total voting power of the Voting Stock of such other Person);
     (3) during any period of twelve consecutive calendar months, individuals who, at the beginning of such period, constituted the Board of Directors (or similar governing body) of Holdings and Capella (together with any new directors nominated by the Sponsor and directors whose election by the Board of Directors of Holdings or whose nomination for election by the members of Holdings was approved by a vote of at least a majority of the directors (or members of a similar governing body) then still in office who either were directors at the beginning of such period or whose elections or nomination for election was previously so approved) cease for any reason other than death or disability to constitute a majority of the directors (or members of a similar governing body) then in office; or

     (4) Holdings shall cease to own and control directly or indirectly all of the economic and voting rights associated with all of the outstanding Stock of Capella.
     “Commission” means the Securities and Exchange Commission.
     “Consolidated” means, with respect to any Person, the consolidation of accounts of such Person and its Subsidiaries in accordance with GAAP.
     “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:
     (1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus
     (2) provision for taxes based on income or profits or capital of such Person and its Restricted Subsidiaries for such period including, without limitation, state, franchise and similar taxes (including any distribution of the type described in item (10) of the second paragraph of “— Certain Covenants — Restricted Payments”), to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus
     (3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus
     (4) any reasonable expenses or charges related to the Credit Facilities, any Equity Offering, Permitted Investment, acquisition, recapitalization or Indebtedness permitted to be incurred under the Indenture (including a refinancing thereof) (in each case of the preceding, whether or not successful consummated); plus
     (5) the amount of any restructuring charges (which, for the avoidance of doubt, shall include retention, severance, systems establishment cost or excess pension charges); plus
     (6) the non-controlling interest expense consisting of subsidiary income attributable to minority equity interests of third parties in any non-wholly-owned Subsidiary in such period or any prior period, except to the extent of dividends declared or paid on Equity Interests held by third parties; plus
     (7) the amount of any expense to the extent a corresponding amount is received in cash by Capella and its Restricted Subsidiaries from a Person other than Capella or any Subsidiary of Capella under any agreement providing for reimbursement of any such expense; provided such reimbursement payment has not been included in determining Consolidated Net Income (it being understood that if the amounts received in cash under any such agreement in any period exceed the amount of expense in respect of such period, such excess amounts received may be carried forward and applied against expense in future periods); plus
     (8) the amount of management, consulting, monitoring and advisory fees and related expenses paid to the Sponsors or any other Permitted Holder (or any accruals related to such fees and related expenses) during such period; provided that such amount shall not exceed in any four quarter period the greater of (x) $2.0 million and (y) 2.0% of Consolidated Cash Flow of Capella and its Restricted Subsidiaries for each period; plus
     (9) without duplication, any other non-cash charges (including, but not limited to any impairment charges); plus
     (10) any net losses resulting from Hedging Obligations entered into in the ordinary course of business; plus

     (11) an amount equal to any loss from discontinued operations of such Person or any of its Subsidiaries to the extent such loss was deducted in computing such Consolidated Net Income; plus
     (12) depreciation, amortization (including amortization of goodwill and other intangibles and deferred financing fees but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for expenses to be paid in cash in any future period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus
     (13) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of, or cash reserve for, cash charges or asset valuation adjustments or revenue in the ordinary course of business;
     in each case, on a Consolidated basis.
     “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:
     (1) any net after-tax extraordinary, unusual or nonrecurring gains or losses (less all fees and expenses relating thereto) or income or expense or charge (including, without limitation, severance, relocation and other restructuring costs) including, without limitation, any severance expense and fees, expenses or charges related to any offering of Equity Interests of such Person, any Investment or Indebtedness permitted to be incurred under the Indenture, including all fees, expenses and charges related to the initial borrowings under the Credit Agreement, the offering of the notes and the use of proceeds therefrom, in each case as described in the Prospectus, in each case shall be excluded;
     (2) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;
     (3) any net after-tax income or loss from discontinued operations and any net after-tax gain or loss on disposal of discontinued operations shall be excluded;
     (4) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of Capella) shall be excluded;
     (5) any net after-tax income or loss (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness shall be excluded;
     (6) (a) the Net Income for such period of any Person that is not, or that is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments in respect of equity that are actually paid in cash (or to the extent converted into cash) by the referent Person to Capella or a Restricted Subsidiary thereof in respect of such period and (b) without duplication, the Net Income for such period shall include any dividend, distribution or other payments in respect of equity paid in cash by such Person to Capella or a Restricted Subsidiary thereof in excess of the amounts included in clause (a);
     (7) any non-cash impairment charges resulting from the application of GAAP and the amortization of intangibles pursuant to GAAP, shall be excluded and any increase in amortization or depreciation or any one-time non-cash charges resulting from purchase accounting in connection with any acquisition that is consummated after the Issue Date shall be excluded;

     (8) any non-cash compensation expense realized from grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded;
     (9) any net unrealized gain or loss (after any offset) resulting in such period from Hedging Obligations and the application of GAAP shall be excluded; and
     (10) the Net Income for such period of any Restricted Subsidiary (other than a Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived; provided that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) by such Person to Capella or any Restricted Subsidiary thereof in respect of such period, to the extent not already included therein.
     “Consolidated Net Tangible Assets” means, as of each date of determination, the total amount of assets of Capella and its Restricted Subsidiaries, after deducting therefrom (a) all current liabilities of Capella and its Restricted Subsidiaries (excluding (i) the current portion of long-term Indebtedness, (ii) inter-company liabilities and (iii) any liabilities which are by their terms renewable or extendable at the option of the obligor thereon to a time more than twelve months from the time as of which the amount thereof is being computed), and (b) all goodwill, intangibles assets, other assets and deferred tax assets of Capella and its Restricted Subsidiaries, all as set forth on the latest balance sheet of Capella.
     “Credit Agreement” means that certain credit agreement, dated as of June 28, 2010, among Capella, Bank of America, N.A., as administrative agent and collateral agent, and lenders thereunder, including any related notes, guarantees, collateral documents, instruments, letters of credit and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced (by one or more credit facilities, debt instruments and/or related documentation) or refinanced (in whole or in part) from time to time, including, without limitation, any agreement increasing the amount of, extending the maturity of or refinancing in whole or in part (including, but not limited to, by the inclusion of additional or different lenders or financial institutions thereunder or additional borrowers or guarantors thereof) all or any portion of the Indebtedness under such agreement or any successor agreement or agreements and whether by the same or any other agent, lender or group of lenders or other financial institutions.
     “Credit Facilities” means, one or more debt facilities or agreements (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders or investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (including any agreement to extend the maturity thereof and adding additional borrowers or guarantors) in whole or in part from time to time under the same or any other agent, lender or group of lenders and including increasing the amount of available borrowings thereunder; provided that such increase is permitted by the “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covenant above.
     “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.
     “Designated Non-cash Consideration” means the fair market value of non-cash consideration received by Capella or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an officers’ certificate setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

     “Designated Preferred Stock” means Preferred Stock of Capella or any direct or indirect parent company of Capella (other than Disqualified Stock), that is issued for cash (other than to Capella or any of its Subsidiaries or an employee stock ownership plan or trust established by Capella or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (c)(ii) of the covenant described under “— Certain Covenants — Restricted Payments.”
     “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable (other than as a result of a change of control or asset sale), pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock (other than as a result of a change of control or asset sale), in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature or the date the notes are no longer outstanding. Notwithstanding the preceding sentence, (i) any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Capella or a Subsidiary to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock; and (ii) if such Capital Stock is issued to any plan for the benefit of employees of Capella or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by either of Capella or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.
     “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
     “Equity Offering” means any private or public sale of common stock of Capella other than (i) public offerings with respect to common stock of the Capella or of any direct or indirect parent corporation of Capella registered on Form S-8 (or any successor form that provides for registration of securities offered to employees of the registrant) and (ii) any such public or private sale that constitutes an Excluded Contribution.
     “Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds, in each case received after the date of the Indenture by Capella and its Restricted Subsidiaries from:
     (1) contributions to its common equity capital; and
     (2) the sale (other than to a Subsidiary of Capella or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of Capella or any Subsidiary of Capella) of Capital Stock (other than Disqualified Stock), in each case designated as Excluded Contributions pursuant to an Officers’ Certificate on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (c) of the first paragraph of the covenant contained under the caption “— Certain Covenants — Restricted Payments.”
     “Existing Indebtedness” means Indebtedness of Capella and its Restricted Subsidiaries (other than Indebtedness under the Indenture governing the notes and the Credit Agreement) in existence on the date of the Indenture, until such amounts are repaid.
     “Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party:
     (1) in the case of a value less than $15.0 million, determined in good faith by the principal financial officer of Capella;
     (2) in the case of a value in excess of $15.0 million, determined by the Board of Directors whose resolutions with respect thereto set forth in an officers’ certificate; and

     (3) in the case of a value in excess of $25.0 million, determined by an opinion or appraisal supporting such valuation from an accounting, appraisal or investment banking firm of national standing.
     “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:
     (1) the consolidated net interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus
     (2) the consolidated net interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus
     (3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus
     (4) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Capella or to Capella or a Restricted Subsidiary of Capella (excluding items eliminated upon consolidation).
     “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of calculating the Fixed Charge Coverage Ratio, acquisitions, dispositions, mergers or consolidations (as determined in accordance with GAAP) that have been made by Capella or any Restricted Subsidiary during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such acquisitions, dispositions, mergers or consolidations (and the change in any associated fixed charge obligations and the change in Consolidated Cash Flow resulting therefrom) had occurred on the first day of the four-quarter reference period, and if since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into Capella or any Restricted Subsidiary since the beginning of such period shall have made any acquisition, disposition, merger or consolidation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such acquisition, disposition, merger or consolidation had occurred at the beginning of the applicable four-quarter period.
     For purposes of this definition, whenever pro forma effect is to be given to an acquisition, the pro forma calculations shall be determined in good faith by the principal financial or accounting officer of Capella and such pro forma calculations may include operating expense reductions for such period directly attributable to the acquisition which is being given pro forma effect that were actually implemented prior to the Calculation Date and are supportable and quantifiable by the underlying accounting records or for which the steps necessary for realization have been taken or will be taken within six months following any such acquisition, including, but not limited to, the execution or termination of any contracts, the termination of any personnel or the closing (or approval by the Board of Directors of Capella of any closing) of any facility, as applicable; provided that, in either case, such adjustments are set forth in an Officers’ Certificate signed by the principal financial and accounting officer of

Capella which states (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments comply with the requirements of this provision and are based on the reasonable good faith beliefs of the officers executing such Officers’ Certificate at the time of such execution and (iii) that any related incurrence of Indebtedness is permitted pursuant to the Indenture. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation and Attributable Debt in respect of sale and leaseback transactions shall be deemed to accrue at an interest rate reasonably determined by the principal financial or accounting officer of Capella to be the rate of interest implicit in such Capitalized Lease Obligation or Attributable Debt in respect of sale and leaseback transactions in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as Capella may designate.
     “GAAP” means generally accepted accounting principles in the United States of America as in effect on the date of the Indenture set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and the statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be in general use by significant segments of the accounting profession, that are applicable to the circumstances as of the date of determination.
     “Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets (other than any pledges of assets by Permitted Physician Partnerships or Permitted Joint Ventures pursuant to any Credit Facility) or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.
     “Guarantors” means each of:
     (1) Capella’s Restricted Subsidiaries that guarantee Indebtedness of Capella, or are named borrowers, under any Credit Facility; and
     (2) any other Subsidiary that has executed or executes a Subsidiary Guarantee in accordance with the provisions of the Indenture;
     and their respective successors and assigns; provided that upon the release and discharge of such Person from its Guarantee in accordance with the Indenture, such Person shall cease to be a Guarantor.
     “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:
     (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and
     (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.
     “Holdings” means Capella Holdings, Inc., a Delaware corporation.
     “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:
     (1) in respect of borrowed money;
     (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

     (3) in respect of banker’s acceptances;
     (4) representing Capital Lease Obligations;
     (5) representing the balance deferred and unpaid of the purchase price of any property, except (a) any such balance that constitutes an accrued expense or trade payable or similar obligation to a trade creditor; and (b) reimbursement obligations in respect of trade letters of credit obtained in the ordinary course of business with expiration dates not in excess of 365 days from the date of issuance (x) to the extent undrawn or (y) if drawn, to the extent repaid in full within 20 business days of any such drawing; or
     (6) representing any Hedging Obligations;
     if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person (provided that contingent obligations incurred in the ordinary course of business and not in respect of borrowed money shall be deemed not to constituted Indebtedness).
     The amount of any Indebtedness outstanding as of any date will be:
     (a) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and
     (b) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.
     “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers or suppliers, commission, travel and similar advances, fees and compensation paid to officers, directors and employees made in the ordinary course of business and to the extent recorded in conformity with GAAP on the balance sheet of Capella or a Restricted Subsidiary, prepaid expenses or deposits, endorsements for collections or deposits, in each case arising in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet (excluding the footnotes thereto) prepared in accordance with GAAP. If Capella or any Subsidiary of Capella sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Capella such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Capella, Capella will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by Capella or any Subsidiary of Capella of a Person that holds an Investment in a third Person will be deemed to be an Investment by Capella or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.”
     “Investment Grade Securities” means:
     (1) securities issued by the U.S. government or by any agency or instrumentality thereof and directly and fully guaranteed or insured by the U.S. government (other than Cash Equivalents) and in each case with maturities not exceeding one year from the date of acquisition;
     (2) investments in any fund that invests exclusively in investments of the type described in clause (1) which fund may also hold immaterial amounts of cash pending investment and/or distribution; and

     (3) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding one year from the date of acquisition.
     “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.
     “Medicaid” means that certain means-tested entitlement program under Title XIX of the Social Security Act of 1965, which provides federal grants to states for medical assistance based on specific eligibility criteria, as set forth in Section 1396, et seq. of Title 42 of the United States Code.
     “Medicare” means that government-sponsored entitlement program under Title XVIII of the Social Security Act of 1965, which provides for a health insurance system for eligible elderly and disabled individuals, as set forth in Section 1396, et seq. of Title 42 of the United States Code.
     “Moody’s” means Moody’s Investors Service, Inc.
     “Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends or accretion of any Preferred Stock.
     “Net Proceeds” means the aggregate cash proceeds received by Capella or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other consideration received in any non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such non-cash consideration, including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, and payments required to be made to holders of interests in Restricted Subsidiaries or joint ventures as a result of such Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, required to be paid as a result of such transaction, any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, and any reserve against liabilities associated with the asset disposed of in such transaction and retained by Capella or a Restricted Subsidiary after such sale or other disposition, including, without limitation, pension and other post-employment benefit liabilities, and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.
     “Non-Recourse Debt” means Indebtedness:
     (1) as to which neither Capella nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;
     (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time of both any holder of any other Indebtedness (other than the Notes) of Capella or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and
     (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Capella or any of its Restricted Subsidiaries.
     “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     “Permitted Asset Swap” means sales, transfers or other dispositions of assets, including all of the outstanding Capital Stock of a Restricted Subsidiary, for consideration at least equal to the fair market value of the assets sold or disposed of, but only if the consideration received consists of Capital Stock of a Person that becomes a Restricted Subsidiary engaged in, or property or assets (other than cash, except to the extent used as a bona fide means of equalizing the value of the property or assets involved in the swap transaction) of a nature or type or that are used in, a business having property or assets of a nature or type, or engaged in a business similar or related to the nature or type of the property and assets of, or business of, Capella and the Restricted Subsidiaries existing on the date of such sale or other disposition.
     “Permitted Business” means the lines of business conducted by Capella and its Restricted Subsidiaries on the date of the Indenture and the businesses reasonably related, incidental, similar or ancillary thereto or a reasonable extension, development or expansion thereof, including the ownership, operation and/or management of a hospital or other facility or business that is used or useful in or related to the healthcare industry or the provision of healthcare services, or any captive insurance company in connection with the ownership, operation and/or management of a hospital or ancillary to the provision of healthcare services or information or the investment in or management, lease or operation of a hospital or outpatient clinic and any captive insurance company.
     “Permitted Holders” means, at any time, each of (i) the Sponsors and their Affiliates (not including, however, any portfolio companies of any of the Sponsors); and (ii) one or more of the executive officers of Capella as of the date of the Indenture as listed in this prospectus under the caption “Management” (excluding any representatives of the Sponsors and their Affiliates). Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.
     “Permitted Investments” means:
     (1) any Investment in (i) Capella or (ii) a Restricted Subsidiary; provided, however, that with respect to any Investment in a Restricted Subsidiary which is a Permitted Physician Partnership or Permitted Joint Venture and in either case not a Guarantor, then such Investment shall be (x) pursuant to a Permitted Physician Partnership Note or Permitted Joint Venture Note and/or a cash management agreement of the type described in the definitions of “Physician Partnership Management Agreements” and “Permitted Joint Venture Management Agreements” and/or (y) an Investment in Capital Stock of such Permitted Physician Partnership or Permitted Joint Venture; provided further, however, that (A) with respect to any Investment in or designation of a Restricted Subsidiary which is a Permitted Joint Venture and not a Guarantor, no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Investment in or designation of a Permitted Joint Venture and after giving pro forma effect to such Investment or designation and any related transactions, Capella could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and (B) if such Investment is an Investment in Capital Stock of such Permitted Physician Partnership or Permitted Joint Venture, Consolidated Cash Flow (less minority interests in earnings of consolidated subsidiaries) would be not less than Consolidated Cash Flow (less minority interests in earnings of consolidated subsidiaries) immediately before such Investment;
     (2) any Investment in Cash Equivalents and Investment Grade Securities;
     (3) any Investment by Capella or any Restricted Subsidiary in a Person, if as a result of such Investment:
     (a) such Person becomes a Restricted Subsidiary (other than a Permitted Joint Venture which is not a Guarantor); or
     (b) such Person , in one or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Capella or a Restricted Subsidiary (other than a Permitted Joint Venture which is not a Guarantor);

     (4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;
     (5) any acquisition of assets, including assets in the form of a promissory note or similar instrument, solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Capella;
     (6) any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers or others that were incurred in the ordinary course of business, including pursuant to foreclosure, or any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or others;
     (7) Hedging Obligations;
     (8) Investments the payment for which is Capital Stock (other than Disqualified Stock) of Capella;
     (9) Investments in prepaid expenses, negotiable instruments held for collection, utility and workers compensation, performance and similar deposits made in the ordinary course of business;
     (10) loans and advances to officers, directors and employees of Capella or any Restricted Subsidiary in the ordinary course of business for all such loans and advances not to exceed $5.0 million at any time outstanding and loans and advances of payroll payments and expenses to officers, directors and employees incurred in the ordinary course of business;
     (11) Investments existing on the date of the Indenture;
     (12) Investments of a Restricted Subsidiary acquired after the date of the Indenture or of an entity merged into Capella or merged into or consolidated with a Restricted Subsidiary in accordance with the covenant described under “— Certain Covenants — Merger, Consolidation or Sale of Assets” after the date of the Indenture to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;
     (13) Investments consisting of licensing, sub-licensing or contributing intellectual property pursuant to joint marketing arrangements with other Persons;
     (14) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;
     (15) additional Investments in joint ventures of Capella or any Restricted Subsidiary in an aggregate amount not to exceed 3.5% of Consolidated Net Tangible Assets;
     (16) Physician Support Obligations made by Capella or a Subsidiary;
     (17) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business; and
     (18) any Investment by Capella or a Restricted Subsidiary in a Permitted Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (18) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities), not to exceed $30.0 million (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that if any Investment pursuant to this clause (18) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such

Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (18) for so long as such Person continues to be a Restricted Subsidiary.
     “Permitted Joint Venture” means any Restricted Subsidiaries Capella may designate as a Permitted Joint Venture; provided, however, that as of the effective date of such designation, (a) such Permitted Joint Venture is, directly or indirectly through its subsidiaries or otherwise, engaged in a Permitted Business, (b) all Equity Interests of such Permitted Joint Venture are owned, or acquired in compliance with the terms of the Indenture, by Capella or a Restricted Subsidiary and owned by one or more Qualified Investors.
     “Permitted Joint Venture Management Agreements” means certain agreements among Capella and the applicable Permitted Joint Venture pertaining to the management and operation of the business of such Permitted Joint Venture, including (i) a fair market value management agreement, pursuant to which Capella will manage the operations of such Permitted Joint Venture in exchange for a fee to be paid to Capella by such Permitted Joint Venture and (ii) a cash management agreement, pursuant to which such Permitted Joint Venture will participate in Capella’s cash management system.
     “Permitted Joint Venture Note” means collectively one or more secured intercompany notes evidencing an intercompany loan or loans made by Capella to any Permitted Joint Venture; provided, however, that no such intercompany notes with respect to a Permitted Joint Venture shall be considered a “Permitted Joint Venture Note” hereunder unless (a) such note or notes contain no covenants or other restrictions, including restrictions on the ability of such Permitted Joint Venture to pay any required dividends or fee payments to Capella or to Qualified Investors owning Equity Interests of such Permitted Joint Venture; and (b) the obligations evidenced by such note(s) are secured by a perfected Lien in favor of Capella on substantially all of the personal property assets (and may, but is not required to, be secured by, liens on owned real property and Equity Interests) owned by the Permitted Joint Venture.
     “Permitted Liens” means, with respect to any Person:
     (1) Liens securing Indebtedness under one or more Credit Facilities or other equal Indebtedness permitted to be incurred pursuant to the covenant described under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” in an amount not to exceed the greater of (i) the amount of Indebtedness permitted to be incurred pursuant to clause (1) under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and (ii) the amount of Indebtedness such that the Secured Indebtedness Ratio (at the time of incurrence of such Indebtedness after giving pro forma effect thereto in a manner consistent with the calculation of the Fixed Charge Coverage Ratio) would not be greater than 3.00 to 1.00;
     (2) Liens in favor of Capella or the Guarantors;
     (3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Capella or any Subsidiary of Capella; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Capella or the Subsidiary;
     (4) Liens on property existing at the time of acquisition of the property by Capella or any Subsidiary of Capella, provided that such Liens were in existence prior to the contemplation of such acquisition;
     (5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred or letters of credit or bankers’ acceptances issued and completion guarantees provided for, in the ordinary course of business;
     (6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (5) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;
     (7) Liens existing on the date of the Indenture;

     (8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;
     (9) Liens securing any Permitted Physician Partnership Note, Physician Partnership Management Agreement, Permitted Joint Venture Agreement, or any other promissory note or similar instrument between or among Capella and any Restricted Subsidiary;
     (10) Liens incurred in the ordinary course of business of Capella or any Restricted Subsidiary of Capella with respect to obligations that do not exceed $10.0 million at any one time outstanding;
     (11) Liens with respect to deposits of cash or government bonds made in the ordinary course of business to secure surety or appeal bonds to which such Person is a party;
     (12) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to Capella or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;
     (13) Liens securing Hedging Obligations so long as the related Indebtedness is permitted to be incurred under the Indenture and is secured by a Lien on the same property securing such Hedging Obligation;
     (14) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;
     (15) Liens that are contractual rights of set-off (a) relating to the establishment of depository relations with banks, (b) relating to pooled deposit or sweep accounts of Capella or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of Capella and the Restricted Subsidiaries or (c) relating to purchase orders and other agreements entered into with customers of Capella or any Restricted Subsidiary in the ordinary course of business;
     (16) Liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of set-off or similar rights;
     (17) Liens securing obligations in respect of trade-related letters of credit permitted under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and covering the goods (or the documents of title in respect of such goods) financed by such letters of credit and the proceeds and products thereof;
     (18) Liens securing Capital Lease Obligations permitted to be incurred pursuant to the covenant described under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and Indebtedness permitted to be incurred under clause (4) of the second paragraph of such covenant; provided, however, that such Liens securing Capital Lease Obligations or Indebtedness incurred under clause (4) of the second paragraph of the covenant described under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” may not extend to property owned by Capella or any Restricted Subsidiary other than the property being leased or acquired pursuant to such clause (4);
     (19) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement; and
     (20) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes.

     “Permitted Physician Partnership” means each of (a) White County Community Hospital, LLC, a Delaware limited liability company, (b) Hot Springs National Park Hospital Holdings, LLC, a Delaware limited liability company and (c) Columbia Capital Medical Center Limited Partnership, a Washington limited partnership; provided, however, that if (i) at any time Capella ceases to own, directly or indirectly, at least 75% of the outstanding Equity Interest of any Person described in clauses (a) or (b) above, or (ii) any Person identified in clauses (a) through (c) above shall at any time cease to be a party to any of its applicable Physician Partnership Management Agreements or a borrower under any of its applicable Permitted Physician Partnership Notes, such Person shall not be considered a Permitted Physician Partnership after such time.
     “Permitted Physician Partnership Note” means collectively one or more secured intercompany notes evidencing intercompany loans made by Capella to any Permitted Physician Partnership; provided, however, that no such intercompany notes with respect to a Permitted Physician Partnership shall be considered a “Permitted Physician Partnership Note” hereunder unless (a) one or more of such notes evidence Indebtedness in an initial amount equal to at least 70% of the total capitalization of such Permitted Physician Partnership; (b) such note or notes contain no covenants or other restrictions, including restrictions on the ability of such Permitted Physician Partnership to pay any required dividends or fee payments to Capella or to Qualified Investors owning Equity Interests of such Permitted Physician Partnership; and (c) the obligations evidenced by such note or notes are secured by a perfected Lien in favor of Capella on substantially all of the personal property (and may, but are not required to, be secured by, liens on owned real property and Equity Interests) owned by the Permitted Physician Partnership.
     “Permitted Refinancing Indebtedness” means any Indebtedness of Capella or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Capella or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided, however, that:
     (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);
     (2) in the case of Subordinated Obligations, (a) such Permitted Refinancing Indebtedness has a final maturity date the same as or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded and (b) is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and
     (3) such Indebtedness is incurred either by Capella or by the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.
     “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.
     “Physician Partnership Management Agreements” means certain agreements among Capella and the applicable Permitted Physician Partnership pertaining to the management and operation of the business of such Permitted Physician Partnership, including (i) a fair market value management agreement, pursuant to which Capella will manage the operations of such Permitted Physician Partnership in exchange for a fee to be paid to Capella by such Permitted Physician Partnership and (ii) a cash management agreement, pursuant to which such Permitted Physician Partnership will participate in Capella’s cash management system.
     “Physician Support Obligation” means a loan to or on behalf of, or a guarantee of income to or indebtedness of, or other amounts advanced to (i) a physician or healthcare professional providing service to patients in the service area of a hospital or other healthcare facility operated by Capella or any of its Subsidiaries or (ii) any independent practice association or other entity majority-owned by any Person described in clause (i) made or given by Capella or any Subsidiary of Capella, in each case:

(a)	in the ordinary course of its business; and
(b)	pursuant to a written agreement.
     “Preferred Stock” means any Equity Interest with preferential rights of payment of dividends upon liquidation, dissolution or winding up.
     “Qualified Investor” means any (a) individual physician who intends to purchase Equity Interests of any Permitted Joint Venture, (b) any Person owned, controlled, managed or operated by individual physician(s), (c) any trust of which an individual physician is a grantor, trustee or a beneficiary, (d) any retirement plan owned or controlled by, or for the benefit of, an individual physician, (e) a Person in the business of operating or managing hospitals, health systems or other healthcare business or facility which Capella is permitted to operate under the Indenture and (f) such other individual investors whose aggregate beneficial ownership in such Restricted Subsidiary does not exceed 5%; provided that any such Person is otherwise permitted by applicable law to purchase Equity Interests of any Permitted Joint Venture.
     “Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Permitted Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the principal financial officer of Capella in good faith, except that in the event the value of any such assets or Capital Stock exceeds $15.0 million or more, the fair market value shall be determined by an independent financial advisor.
     “Restricted Investment” means an Investment other than a Permitted Investment.
     “Restricted Subsidiary” means any Subsidiary of Capella that is not an Unrestricted Subsidiary.
     “Secured Indebtedness” means any Indebtedness of Capella and the Restricted Subsidiaries secured by a Lien.
     “Secured Indebtedness Ratio” means, as of any date of determination, the ratio of (a) all Secured Indebtedness of Capella and its Restricted Subsidiaries outstanding on such date, including any Secured Indebtedness to be Incurred on such date, to (b) the aggregate amount of Consolidated Cash Flow for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination.
     “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date of the Indenture.
     “S&P” means Standard & Poor’s Rating Services.
     “Sponsor” means GTCR Capital Partners, L.P., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P. and GTCR Co-Invest II, L.P., each a Delaware limited partnership, together with each of their respective Affiliates and any other entity brought in as a sponsor or co-sponsor provided that such entity is not brought in contemplation of an initial public offering.
     “Stated Maturity” means, with respect to any installment of principal on any series of Indebtedness, the final date on which the payment of principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.
     “Subordinated Obligations” means any Obligations of Capella or any Restricted Subsidiary (whether outstanding on the date of the Indenture or thereafter incurred) that is subordinate or junior in right of payment to the notes pursuant to a written agreement to that effect.
     “Subsidiary” means, with respect to any specified Person:

     (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and
     (2) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.
     “Subsidiary Guarantee” means the Guarantee of the notes by each of the Guarantors pursuant to the Indenture and in the form of the Guarantee endorsed on the form of note to the Indenture and any additional Guarantee of the notes to be executed by any Subsidiary of Capella pursuant to the covenant described above under the caption “— Subsidiary Guarantees.”
     “Treasury Rate” means, at the time of computation, the yield to maturity of United States Treasury Securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two business days prior to the redemption date or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the period from the redemption date to July 1, 2013; provided, however, that if the period from the redemption date to July 1, 2013 is not equal to the constant maturity of a United States Treasury Security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury Securities for which such yields are given, except that if the period from the redemption date to July 1, 2013 is less than one year, the weekly average yield on actually traded United States Treasury Securities adjusted to a constant maturity of one year shall be used.
     “Unrestricted Subsidiary” means any Subsidiary of Capella (or any successor to any of them) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:
     (1) has no Indebtedness other than Non-Recourse Debt and Indebtedness represented by short-term, open account working capital rates entered into in the ordinary course of business for cash management purposes and consistent with past practice;
     (2) is not party to any agreement, contract, arrangement or understanding with Capella or any Restricted Subsidiary of Capella unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Capella or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Capella;
     (3) is a Person with respect to which neither Capella nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;
     (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Capella or any of its Restricted Subsidiaries; and
     (5) has at least one director on its Board of Directors that is not a director or executive officer of Capella or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of Capella or any of its Restricted Subsidiaries;
     and any Subsidiary of an Unrestricted Subsidiary.

     Any designation of a Subsidiary of Capella as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Capella as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” Capella will be in default of such covenant. The Board of Directors of Capella may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Capella of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.
     “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.
     “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:
     (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by
     (2) the then outstanding principal amount of such Indebtedness.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
     The following summary is a general discussion of material U.S. federal income tax considerations to a holder relating to the exchange of the outstanding notes for exchange notes in the exchange offer. This summary is generally limited to holders who hold the outstanding notes as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally as investments), and does not deal with special tax situations including, but not limited to, those that may apply to particular holders such as tax-exempt organizations, holders subject to the U.S. federal alternative minimum tax, brokers, dealers in securities or currencies, banks or other financial institutions, hybrid entities, real estate investment trusts, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, insurance companies, regulated investment companies, expatriates and former long-term residents of the United States, partnerships or other pass-through entities for U.S. federal income tax purposes or investors therein, controlled foreign corporations, passive foreign investment companies, individual retirement and other tax-deferred accounts, U.S. holders whose “functional currency” is not the U.S. dollar and persons who hold the notes in connection with a “straddle,” “hedging,” “conversion” or other risk reduction transaction. This discussion does not address any alternative minimum tax consequences, U.S. federal estate or gift tax laws, or the tax laws of any state, local or foreign government that may be applicable to the notes. In addition, this discussion assumes that the notes are treated as indebtedness for U.S. federal income tax purposes.
     The U.S. federal income tax considerations set forth below are based upon the Code, Treasury regulations promulgated thereunder, court decisions, and rulings and pronouncements of the Internal Revenue Service, or the IRS, all as in effect on the date hereof and all of which are subject to change. Holders should particularly note that any such change could have retroactive application so as to result in U.S. federal income tax consequences different from those discussed below. No ruling has been or is expected to be sought from the IRS with respect to the U.S. federal income tax consequences to the holders of the notes in the exchange offer. The IRS would not be precluded from taking a contrary position. As a result, the IRS might not agree with the tax consequences described below.
Exchange Offer
     We believe that the exchange of the outstanding notes for exchange notes in the exchange offer will not constitute an exchange for U.S. federal income tax purposes, and thus will have no U.S. federal income tax consequences to you. The exchange notes received by you will be treated as a continuation of the outstanding notes. For example, there will be no change in your tax basis and the holding period for the exchange notes will be the same as that applicable to the outstanding notes. In addition, the U.S. federal income tax consequences of holding and disposing of your exchange notes would be the same as those applicable to your outstanding notes.
     THIS DISCUSSION OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY INVESTOR. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

CERTAIN ERISA CONSIDERATIONS
     The following is a summary of certain considerations associated with the purchase of the exchange notes by employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), which are subject to Title I of ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” (within the meaning of ERISA) of any such plan, account or arrangement (each, a “Plan”).
General Fiduciary Matters
     ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.
     In considering an investment in the exchange notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.
Prohibited Transaction Issues
     Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of the exchange notes by an ERISA Plan with respect to which we, a guarantor or the initial purchasers are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of the exchange notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. Additionally, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that we (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that any of the conditions of any such exemptions will be satisfied.
     Because of the foregoing, the exchange notes, or any interest therein, should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Representation
     By acceptance of an exchange note, or any interest therein, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the exchange notes, or any interest therein, constitutes the assets of any Plan or (ii) the purchase and holding of the exchange notes, or any interest therein, by such purchaser or subsequent transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.
     The foregoing discussion is general in nature and is not intended to be all-inclusive. Because of the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing or holding the exchange notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the purchase and holding of the exchange notes. See “Notice to Investors.”

PLAN OF DISTRIBUTION
     Broker-dealers who acquired outstanding notes from us in the initial offering are not eligible to participate in the exchange offer with respect to such outstanding notes. Any broker-dealer who holds outstanding notes that were acquired for its own account as a result of market-making activities or other trading activities may exchange such outstanding notes pursuant to this exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with us or any of our affiliates to distribute the exchange notes; however, such broker-dealer may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes received by such broker-dealer in the exchange offer, which prospectus delivery requirements may be satisfied by the delivery by such broker-dealer of a copy of this prospectus. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer only in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the date on which the registration statement of which this prospectus is a part is declared effective by the SEC or such shorter period as will terminate on that date on which no broker-dealer is any longer required to deliver this prospectus (or another prospectus meeting the requirements of the Securities Act) in connection with market-making or other trading activities, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.
     We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     For a period of 180 days after the date on which the registration statement of which this prospectus is a part is declared effective by the SEC or such shorter period as will terminate on that date on which no broker-dealer is any longer required to deliver this prospectus (or another prospectus meeting the requirements of the Securities Act) in connection with market-making or other trading activities, we will promptly send additional copies of this prospectus and any amendments or supplements to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS
     The validity and enforceability of the exchange notes and the related guarantees will be passed upon for us by Waller Lansden Dortch & Davis, LLP, Nashville, Tennessee.
EXPERTS
     The consolidated financial statements of Capella Healthcare, Inc. at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010 appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange offer covered by this prospectus. This prospectus does not contain all the information included in the registration statement nor all of the exhibits. Additional information about us is included in the registration statement and the exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement and the exhibits filed may be inspected without charge at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained upon the payment of the fees prescribed by the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this website is http://www.sec.gov.
     Upon effectiveness of the registration statement of which this prospectus is a part, we will become subject to the periodic reporting and to the informational requirements of the Exchange Act and will file information with the SEC, including annual, quarterly and current reports. You may read and copy any document we file with the SEC, at SEC prescribed rates, at the public reference room maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. A link to those filings also will be available to the public on our corporate website at http://www.capellahealth.com.
     This prospectus contains summaries of certain agreements that we have entered into, such as the indenture, the registration rights agreement for the outstanding notes, the ABL and the agreements described under “Certain Relationships and Related Party Transactions.” The descriptions contained in this prospectus of these agreements do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements. Copies of the definitive agreements will be made available without charge to you by making a written or oral request to us.

Capella Healthcare, Inc.
Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2011	2010
	(Unaudited)
	(Dollars in millions, except per
	share data)
Assets
Current assets:
Cash and cash equivalents	$28.0	$48.3
Accounts receivable, net of allowance for doubtful accounts of $103.8 and $123.1 at June 30, 2011 and December 31, 2010, respectively	124.1	115.6
Inventories	25.5	25.2
Prepaid expenses and other current assets	5.3	4.8
Other receivables	1.8	2.3
Deferred tax assets	0.2	3.5
Income tax receivable	0.6	0.6

Total current assets	185.5	200.3
Property and equipment:
Land	40.4	40.7
Buildings and improvements	377.2	373.7
Equipment	177.0	170.0
Construction in progress	8.1	4.7

	602.7	589.1
Accumulated depreciation	(156.7)	(138.4)

	446.0	450.7
Goodwill	89.9	89.9
Deposit for acquisition	32.0	—
Intangible assets, net	7.5	9.1
Other assets, net	16.1	17.8

Total assets	$777.0	$767.8

Liabilities and stockholder’s deficit
Current liabilities:
Accounts payable	$23.5	$22.4
Salaries and benefits payable	24.6	22.3
Accrued interest	23.3	23.7
Other accrued liabilities	15.0	12.7
Current portion of long-term debt	—	—

Total current liabilities	86.4	81.1
Long-term debt	494.6	494.1
Deferred income taxes	10.7	12.8
Other liabilities	13.8	12.1
Redeemable non-controlling interests	5.5	5.5
Due to parent	210.3	210.2
Stockholder’s deficit:
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding at June 30, 2011 and December 31, 2010, respectively	—	—
Retained deficit	(44.3)	(48.0)

Total stockholder’s deficit	(44.3)	(48.0)

Total liabilities and stockholder’s deficit	$777.0	$767.8

Capella Healthcare, Inc.
Condensed Consolidated Statements of Operations (Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
	(In millions)		(In millions)
Net revenue	$213.7	$216.2	$422.2	$426.5
Costs and expenses:
Salaries and benefits	92.3	88.7	186.2	178.1
Supplies	30.7	29.5	61.2	58.7
Purchased services	13.5	12.5	27.1	25.6
Other operating expenses	28.8	25.0	57.2	49.4
Provision for bad debts	22.0	34.3	40.0	64.4
Loss on refinancing	—	20.8	—	20.8
Management fee to related party	—	—	0.1	0.1
Interest, net	12.7	11.3	25.4	23.0
Depreciation and amortization	9.0	9.4	18.6	18.3

Total costs and expenses	209.0	231.5	415.8	438.4

Income (loss) from continuing operations before income taxes	4.7	(15.3)	6.4	(11.9)
Income taxes	0.9	0.8	1.8	1.6

Income (loss) from continuing operations	3.8	(16.1)	4.6	(13.5)
Income (loss) from discontinued operations, net of tax benefit of $0	—	0.1	0.1	(0.1)

Net income (loss)	3.8	(16.0)	4.7	(13.6)
Less: Net income attributable to non-controlling interests	0.5	0.3	1.0	0.7

Net income (loss) attributable to Capella Healthcare, Inc.	$3.3	$(16.3)	$3.7	$(14.3)

Capella Healthcare, Inc.
Condensed Consolidated Statement of Stockholder’s Deficit

				Total
	Common Stock		Retained	Stockholder’s
	Shares	Amount	Deficit	Deficit
	(In millions)
Balance at December 31, 2010	100	$—	$(48.0)	$(48.0)
Net income (unaudited)	—	—	3.7	3.7

Balance at June 30, 2011 (unaudited)	100	$—	$(44.3)	$(44.3)

Capella Healthcare, Inc.
Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six Months Ended
	June 30,
	2011	2010
	(In millions)
Operating activities
Net income (loss)	$4.7	$(13.6)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	18.6	18.3
Loss on refinancing	—	20.8
Deferred income taxes	1.2	1.1
Losses from mark to market swap valuation	—	0.1
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable, net	(8.5)	(1.2)
Inventories	(0.3)	(0.7)
Prepaid expenses and other current assets	0.1	(1.3)
Accounts payable and other current liabilities	3.4	(0.3)
Accrued salaries	2.3	(5.7)
Accrued interest	(0.4)	0.4
Other	1.2	2.1

Net cash provided by operating activities	22.3	20.0
Investing activities
Deposit paid for acquisition	(32.0)	—
Purchases of property and equipment, net	(13.9)	(10.8)
Change in other assets	3.8	(5.3)

Net cash used in investing activities	(42.1)	(16.1)
Financing activities
Proceeds from long-term debt	—	500.0
Payment of debt and capital leases	—	(484.5)
Advances from Parent	0.1	1.3
Payments of refinancing costs and fees	—	(21.7)
Distributions to limited partners	(0.6)	(0.5)

Net cash used in financing activities	(0.5)	(5.4)

Change in cash and cash equivalents	(20.3)	(1.5)
Cash and cash equivalents at beginning of period	48.3	19.6

Cash and cash equivalents at end of period	$28.0	$18.1

Supplemental disclosure of cash flow information
Cash paid for interest	$24.0	$20.5

Cash paid (received) for taxes	$0.6	$(1.8)

Capella Healthcare, Inc. and Subsidiaries
Notes to Condensed Consolidated
Financial Statements (Unaudited)
June 30, 2011
1. Organization, Basis of Presentation and Adoption of New Accounting Standard
Organization and Basis of Presentation
     The unaudited condensed consolidated financial statements of Capella Healthcare, Inc., a Delaware corporation, and its subsidiaries (the “Company”) as of June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010 have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. All intercompany transactions and balances have been eliminated. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2011. Certain information and disclosures normally included in the notes to consolidated financial statements for the full fiscal year have been condensed or omitted. The Company believes the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto as of and for the year ended December 31, 2010.
     The Company operates general acute care hospitals and ancillary healthcare facilities in non-urban communities in the United States. At June 30, 2011, the Company operated 13 hospitals (12 of which are owned by the Company and one of which is leased by the Company pursuant to a long-term lease) comprised of 1,745 licensed beds in seven states.
General and Administrative Costs
     The majority of the Company’s expenses are “cost of revenue” items. Costs that could be classified as “general and administrative” by the Company would include its corporate overhead costs, which were $3.8 million and $0.1 million for the three months ended June 30, 2011 and 2010, respectively, and $8.7 million and $3.1 million for the six months ended June 30, 2011 and 2010, respectively.
Adoption of New Accounting Standard
     Effective January 1, 2011, the Company adopted the provisions of Accounting Standards Update (“ASU”) 2010-24, “Health Care Entities (Topic 954) — Presentation of Insurance Claims and Related Insurance Recoveries” (“ASU 2010-24”), which further clarifies that healthcare entities should not net insurance recoveries against the related claim liabilities. In connection with the Company’s adoption of ASU 2010-24, the Company recorded an increase to its other assets and other liabilities in the accompanying condensed consolidated balance sheet of $0.7 million as of June 30, 2011. The $0.7 million increase to both other assets and other liabilities represents the Company’s estimate of its recoveries for certain claims in excess of the Company’s self-insured retention levels for workers’ compensation claims and professional and general liability claims. The adoption of ASU 2010-24 had no impact on the Company’s results of operations or cash flows.
     In July 2011, the Financial Accounting Standards Board issued ASU 2011-7, “Health Care Entities (Topic 954): Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities” (“ASU 2011-7”). In accordance with ASU 2011-7, the Company will be required to present its provision for doubtful accounts related to patient service revenue as a deduction from revenue, similar to contractual discounts. Accordingly, the Company’s revenues will be required to be reported net of both contractual discounts as well as its provision for doubtful accounts related to patient service revenues. Additionally, ASU 2011-7 will require the Company to make certain additional disclosures designed to help users understand how contractual discounts and bad debts affect recorded revenue in both interim and annual financial statements. ASU 2011-7 is required to be applied retrospectively and is effective for public companies for fiscal years beginning after December 15, 2011, and interim periods within those fiscal years. Early adoption is permitted. The Company is considering the early adoption of the provisions of ASU 2011-7. The adoption of ASU 2011-7 is not expected to impact the Company’s financial position, results of operations or cash flows although it will change the presentation of the Company’s revenues on its statements of operations as well as requiring additional disclosures.

2. Use of Estimates
     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements. Actual results could differ from these estimates under different assumptions or conditions.
3. Acquisitions
     Effective July 1, 2011, the Company completed the acquisition of a 60% interest in Cannon County Hospital, LLC (“CCH”), which owns and operates DeKalb Community Hospital and Stones River Hospital, for $17.2 million plus the payment of $9.3 million of CCH indebtedness and $1.4 million to retire a CCH swap. The acquisition was funded on June 30, 2011, with an effective acquisition date of July 1, 2011. The Company owns majority interests in the two hospitals and will manage each of the hospitals pursuant to a management agreement.
     Effective July 1, 2011, the Company completed the acquisition of GP Surgery Center, LLC, a surgery center located in Lawton, Oklahoma for $3.7 million.
     In connection with the Company’s acquisitions, the Company made agent funded deposits of $32.0 million, which is included in long-term assets in the accompanying condensed consolidated balance sheet at June 30, 2011.
4. Goodwill and Intangible Assets
     The Company accounts for its acquisitions under the provisions of Financial Accounting Standards Board (“FASB”) authoritative guidance regarding business combinations and goodwill and other intangible assets. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill and intangible assets with indefinite lives are reviewed by the Company at least annually for impairment. The Company’s business comprises a single operating reporting unit for impairment test purposes. For the purposes of these analyses, the Company’s estimates of fair value are based on the income approach, which estimates the fair value of the Company based on its future discounted cash flows. In addition to the annual impairment reviews, impairment reviews are performed whenever circumstances indicate a possible impairment may exist. The Company performed its most recent goodwill impairment testing as of October 1, 2010 and did not incur an impairment charge.
     The following table presents the components of the Company’s intangible assets, which are included in the accompanying condensed consolidated balance sheets at June 30, 2011 and December 31, 2010 (in millions):

	Gross
	Carrying	Accumulated	Net
Class of Intangible Assets	Amount	Amortization	Total
Amortized intangible assets:
Contract-based physician minimum revenue guarantees:
June 30, 2011	$15.2	$(8.3)	$6.9

December 31, 2010	$15.9	$(7.4)	$8.5

Indefinite-lived intangible assets:
Certificates of need:
June 30, 2011	$0.6	$—	$0.6

December 31, 2010	$0.6	$—	$0.6

Total intangible assets:
June 30, 2011	$15.8	$(8.3)	$7.5

December 31, 2010	$16.5	$(7.4)	$9.1

     Physician Minimum Revenue Guarantees
     The Company has committed to provide certain financial assistance pursuant to recruiting agreements, or “physician minimum revenue guarantees,” with various physicians practicing in the communities it services. In consideration for a physician relocating to one of its communities and agreeing to engage in private practice for the benefit of the respective community, the Company may advance certain amounts of money to a physician to assist in establishing his or her practice.
     The Company accounts for its physician minimum revenue guarantees in accordance with the provisions of FASB authoritative guidance regarding accounting for minimum revenue guarantees. The Company records a contract-based intangible asset and related guarantee liability for new physician minimum revenue guarantees. The contract-based intangible asset is amortized to other operating expenses over the period of the physician contract, which is typically four years. The Company has committed to advance a maximum amount of approximately $0.8 million at June 30, 2011. As of June 30, 2011 and December 31, 2010, the Company’s liability balance for contract-based physician minimum revenue guarantees was approximately $0.5 million and $1.1 million, respectively, which is included in other accrued liabilities in the accompanying condensed consolidated balance sheets.
     Certificates of Need
     The construction of new facilities, the acquisition or expansion of existing facilities and the addition of new services and certain equipment at the Company’s facilities may be subject to state laws that require prior approval by state regulatory agencies. These certificate of need laws generally require that a state agency determine the public need and give approval prior to the construction or acquisition of facilities or the addition of new services. The Company operates hospitals in states that have adopted certificate of need laws. If the Company fails to obtain necessary state approval, the Company will not be able to expand its facilities, complete acquisitions or add new services at its facilities in these states. An independent appraiser values each certificate of need when the Company acquires a hospital. In addition, these intangible assets were determined to have indefinite lives and, accordingly, are not amortized.
5. Interest Rate Hedging Activities
     In December 2009, the Company executed an interest rate cap agreement on a notional value of $75 million for a period of three years and paid approximately $595,000 under this agreement. This agreement caps interest at 4.5%.
     While the Company anticipates that the counterparties will satisfy their obligations under the agreements fully, the Company is exposed to credit losses in the event of nonperformance by the counterparties to the financial instruments. The Company accounts for its interest rate cap agreement under the provision of FASB authoritative guidance regarding fair value measurements, which provided a single definition of fair value, established a framework for measuring fair value, and expanded disclosures concerning fair value measurements. The Company applies these provisions to the valuation and disclosure of its interest rate hedge. The authoritative guidance establishes a three-tier fair value hierarchy, which prioritizes inputs used in measuring fair value. These tiers include: (i) Level 1, which is defined as quoted prices in active markets that can be assessed at the measurement date; (ii) Level 2, which is defined as inputs other than quoted prices in active markets that are observable, either directly or indirectly; and (iii) Level 3, which is defined as unobservable inputs resulting from the existence of little or no market data, therefore potentially requiring an entity to develop its own assumptions.
     The Company determines the fair value of its interest rate hedge in a manner consistent with that used by market participants in pricing hedging instruments, which includes using a discounted cash flow analysis based upon the terms of the agreements, the impact of the one-month forward London Interbank Offered Rate (“LIBOR”) curve and an evaluation of credit risk. Given the use of observable market assumptions and the consideration of credit risk, the Company has categorized the valuation of its interest rate hedge as Level 2.
     The Company entered into its interest rate cap agreement to mitigate the floating rate interest risk on a portion of its previously outstanding borrowings under its Second Amended and Restated Credit Agreements. The fair value of the interest rate cap represents an asset of approximately $6,000 and $44,000 at June 30, 2011 and December 31, 2010, respectively. The mark-to-market adjustment to reflect the fair value of the interest rate hedging instrument is reflected as interest expense in the accompanying consolidated statements of operations and represented an expense of $38,000 and $98,000 for the six months ended June 30, 2011 and 2010, respectively.
6. Income Taxes
     The Company had an effective tax rate of approximately 28.5% and (13.4)% for the six months ended June 30, 2011 and 2010, respectively. These rates were affected by the recording of a valuation allowance of approximately $30.0 million and $24.2 million for the six months ended June 30, 2011 and 2010, respectively, as a result of the uncertainty related to the realization of certain deferred tax assets.
     The Company uses the separate company method of tax computation for the nonconsolidated group included in the accompanying condensed consolidated financial statements.
7. Commitments and Contingencies
     The Company is, from time to time, subject to claims and suits arising in the ordinary course of business, including claims for damages for personal injuries, medical malpractice, breach of management contracts, wrongful restriction of or interference with physicians’ staff privileges and employment related claims. In certain of these actions, plaintiffs request punitive or other damages against the Company which may not be covered by insurance. The Company is currently not a party to any proceeding which, in management’s opinion, would have a material adverse effect on the Company’s business, financial condition or results of operations.
8. Long-Term Debt
     A summary of the Company’s long-term debt at June 30, 2011 and December 31, 2010 follows.

	June 30,	December 31,
	2011	2010
	(Dollars in millions)
9.25% Senior Unsecured Notes	$500.0	$500.0
Unamortized discount on 9.25% Senior Unsecured Notes	(5.4)	(5.9)
Senior Secured Asset Based Loan	—	—

Total	494.6	494.1
Less: current maturities	—	—

Total long-term debt	$494.6	$494.1

     In June 2010, the Company completed a comprehensive refinancing plan (the “Refinancing”). Under the Refinancing, the Company issued $500.0 million of new 9.25% Senior Unsecured Notes due 2017 (the “9.25% Notes”) and entered into a new senior secured asset-based loan (“ABL”) consisting of a $100.0 million revolving credit facility maturing in November 2014 (the “2010 Revolving Facility”). The proceeds from the 9.25% Notes were used to repay the outstanding principal and interest related to the Company’s previous term loan facility and to pay fees and expenses relating to the Refinancing of approximately $21.7 million.
     In connection with the Refinancing, the Company recorded a loss on refinancing of $20.8 million. The loss on refinancing includes $7.1 million in prepayment penalties on certain amounts outstanding under the Company’s previous bank credit agreement, $12.0 million of previously capitalized loan costs related to the Company’s previous bank credit agreement and $1.7 million of loan costs incurred relate to the new debt instruments that the Company expenses in accordance with accounting guidance related to modifications or exchanges of debt instruments.
     Interest on the 9.25% Notes is payable semi-annually on July 1 and January 1 of each year. The 9.25% Notes are unsecured general obligations of the Company and rank equal in right of payment to all existing and future senior unsecured indebtedness of the Company. All payments on the 9.25% Notes are guaranteed jointly and severally on a senior unsecured basis by substantially all of the Company’s wholly-owned subsidiaries.
     The Company may redeem up to 35% of the 9.25% Notes prior to July 1, 2013, with the net cash proceeds from certain equity offerings at a price equal to 109.25% of their principal amount, plus accrued and unpaid interest. The Company may redeem all or a part of the 9.25% Notes at any time on or after July 1, 2013, plus accrued and unpaid interest, if any, to the date of redemption plus a redemption price equal to a percentage of the principal amount of the notes redeemed based on the following redemption schedule:

July 1, 2013 to June 30, 2014	106.938%
July 1, 2014 to June 30, 2015	104.625%
July 1, 2015 to June 30, 2016	102.313%
July 1, 2016 and thereafter	100.000%
     If the Company experiences a change of control under certain circumstances, they must offer to repurchase all of the notes at a price equal to 101.000% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.
     Upon the occurrence of certain events, the Company may request the 2010 Revolving Facility to be increased by an aggregate amount not to exceed $25.0 million. Availability under the 2010 Revolving Facility is subject to a borrowing base of 85% of eligible net accounts receivable. Borrowings under the ABL bear interest at a rate equal to, at the Company’s option, either (a) LIBOR plus an applicable margin or (b) the higher of (i) prime rate, (ii) federal funds effective rate plus 0.50%, or (iii) one-month LIBOR rate plus 1%, plus an applicable margin. The applicable margin in effect for borrowings during the two fiscal quarters following the date of the ABL is 2.25% with respect to base rate borrowings and 3.25% with respect to LIBOR borrowings. Beginning with the third fiscal quarter following the date of the ABL, the applicable margin in effect for borrowings may be reduced to 2.00% with respect to base rate borrowings and 3.00% with respect to LIBOR borrowings, or increased to 2.50% with respect to base rate borrowings and 3.50% for LIBOR borrowings, subject to the Company’s fixed charge coverage ratio. In addition to paying interest on outstanding principal under the ABL, the Company is required to pay a commitment fee to the lenders under the 2010 Revolving Facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.75% per annum. The commitment fee rate will be reduced to 0.50% if the average daily unused portion of the ABL during any month is equal to or less than 50% of the principal amount of the ABL. The Company must also pay customary letter of credit fees. Principal amounts outstanding under the ABL are due and payable in full at maturity (November 2014).
     At June 30, 2011, the Company had no outstanding 2010 Revolving Facility loans. At June 30, 2011, the Company had a borrowing base of $70.0 million, net of outstanding letters of credit of $4.5 million, serving as the collateral under the Company’s workers compensation programs, immediately available for borrowing under the ABL.
     Debt Covenants
     The indenture governing the 9.25% Notes contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability and the ability of the Company’s subsidiaries, to sell assets, incur additional indebtedness or issue preferred stock, pay dividends and distributions or repurchase our capital stock, create liens on assets, make investments, engage in mergers or consolidations, and engage in certain transactions with affiliates. At June 30, 2011, the Company was in compliance with all debt covenants for the 9.25% Notes that were subject to testing at that date.
     The ABL agreement contains a number of covenants, including the requirement that the Company’s fixed charge coverage ratio (as defined) cannot be less than 1.10 to 1.00 at the end of any measurement period. At June 30, 2011, the Company was in compliance with all ABL debt covenants that were subject to testing at that date.

9. Guarantor and Non-Guarantor Supplementary Information
     The Company’s 9.25% Notes are jointly and severally guaranteed on an unsecured senior basis by substantially all of the Company’s wholly-owned subsidiaries. The following presents the condensed consolidating financial information for the parent issuer, guarantor subsidiaries, non-guarantor subsidiaries, certain eliminations and the Company for the three and six months ended June 30, 2011 and 2010 and as of June 30, 2011 and December 31, 2010:
Capella Healthcare, Inc.
Condensed Consolidating Statements of Operations
For Three Months Ended June 30, 2011
(In Millions)

	Parent		Non-
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Net revenue	$—	$153.9	$59.8	$—	$213.7
Salaries and benefits	2.6	67.0	22.7	—	92.3
Supplies	—	19.9	10.8	—	30.7
Purchased services	0.3	9.5	3.7	—	13.5
Other operating expenses	0.9	21.7	6.2	—	28.8
Provision for bad debts	—	15.6	6.4	—	22.0
Equity in (earnings) losses of affiliates	(4.2)	—	—	4.2	—
Loss on refinancing	—	—	—	—	—
Management fees	(4.0)	2.9	1.1	—	—
Interest, net	0.7	9.6	2.4	—	12.7
Depreciation and amortization	—	7.0	2.0	—	9.0

	(3.7)	153.2	55.3	4.2	209.0
Income (loss) from continuing operations before income taxes	3.7	0.7	4.5	(4.2)	4.7
Income taxes	0.4	0.4	0.1	—	0.9

Income (loss) from continuing operations	3.3	0.3	4.4	(4.2)	3.8
Income (loss) from discontinued operations	—	—	—	—	—

Net income (loss)	3.3	0.3	4.4	(4.2)	3.8
Less: Net income attributable to noncontrolling interests	—	—	0.5	—	0.5

Net income (loss) attributable to Capella Healthcare, Inc.	$3.3	$0.3	$3.9	$(4.2)	$3.3

Capella Healthcare, Inc.
Condensed Consolidating Statements of Operations
For Three Months Ended June 30, 2010
(In Millions)

	Parent		Non-
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Net revenue	$—	$161.0	$55.2	$—	$216.2
Salaries and benefits	(0.7)	68.6	20.8	—	88.7
Supplies	—	19.6	9.9	—	29.5
Purchased services	0.3	8.7	3.5	—	12.5
Other operating expenses	0.6	18.7	5.7	—	25.0
Provision for bad debts	—	26.8	7.5	—	34.3
Loss on refinancing	20.8	—	—	—	20.8
Equity in (earnings) losses of affiliates	(2.1)	—	—	2.1	—
Management fees	(3.7)	2.8	0.9	—	—
Interest, net	0.6	8.7	2.0	—	11.3
Depreciation and amortization	0.1	7.2	2.1	—	9.4

	15.9	161.1	52.4	2.1	231.5
Income (loss) from continuing operations before income taxes	(15.9)	(0.1)	2.8	(2.1)	(15.3)
Income taxes	0.4	0.2	0.2	—	0.8

Income (loss) from continuing operations	(16.3)	(0.3)	2.6	(2.1)	(16.1)
Income (loss) from discontinued operations	—	—	0.1	—	0.1

Net income (loss)	(16.3)	(0.3)	2.7	(2.1)	(16.0)
Less: Net income attributable to noncontrolling interests	—	—	0.3	—	0.3

Net income (loss) attributable to Capella Healthcare, Inc.	$(16.3)	$(0.3)	$2.4	$(2.1)	$(16.3)

Capella Healthcare, Inc.
Condensed Consolidating Statements of Operations
For Six Months Ended June 30, 2011
(In Millions)

	Parent		Non-
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Net revenue	$—	$304.0	$118.2	$—	$422.2
Salaries and benefits	5.7	135.4	45.1	—	186.2
Supplies	—	39.7	21.5	—	61.2
Purchased services	0.7	19.0	7.4	—	27.1
Other operating expenses	1.5	43.6	12.1	—	57.2
Provision for bad debts	—	29.0	11.0	—	40.0
Equity in (earnings) losses of affiliates	(7.1)	—	—	7.1	—
Loss on refinancing	—	—	—	—	—
Management fees	(7.8)	5.8	2.1	—	0.1
Interest, net	2.0	19.3	4.1	—	25.4
Depreciation and amortization	0.1	14.4	4.1	—	18.6

	(4.9)	306.2	107.4	7.1	415.8
Income (loss) from continuing operations before income taxes	4.9	(2.2)	10.8	(7.1)	6.4
Income taxes	1.2	0.5	0.1	—	1.8

Income (loss) from continuing operations	3.7	(2.7)	10.7	(7.1)	4.6
Income (loss) from discontinued operations	—	—	0.1	—	0.1

Net income (loss)	3.7	(2.7)	10.8	(7.1)	4.7
Less: Net income attributable to noncontrolling interests	—	—	1.0	—	1.0

Net income (loss) attributable to Capella Healthcare, Inc.	$3.7	$(2.7)	$9.8	$(7.1)	$3.7

Capella Healthcare, Inc.
Condensed Consolidating Statements of Operations
For Six Months Ended June 30, 2010
(In Millions)

	Parent		Non-
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Net revenue	$—	$314.7	$111.8	$—	$426.5
Salaries and benefits	1.6	135.6	40.9	—	178.1
Supplies	—	39.0	19.7	—	58.7
Purchased services	0.6	18.1	6.9	—	25.6
Other operating expenses	0.9	37.5	11.0	—	49.4
Provision for bad debts	—	48.2	16.2	—	64.4
Loss on refinancing	20.8	—	—	—	20.8
Equity in (earnings) losses of affiliates	(5.2)	—	—	5.2	—
Management fees	(7.0)	5.4	1.7	—	0.1
Interest, net	1.7	17.3	4.0	—	23.0
Depreciation and amortization	0.1	14.1	4.1	—	18.3

	13.5	315.2	104.5	5.2	438.4
Income (loss) from continuing operations before income taxes	(13.5)	(0.5)	7.3	(5.2)	(11.9)
Income taxes	0.8	0.4	0.4	—	1.6

Income (loss) from continuing operations	(14.3)	(0.9)	6.9	(5.2)	(13.5)
Income (loss) from discontinued operations	—	—	(0.1)	—	(0.1)

Net income (loss)	(14.3)	(0.9)	6.8	(5.2)	(13.6)
Less: Net income attributable to noncontrolling interests	—	—	0.7	—	0.7

Net income (loss) attributable to Capella Healthcare, Inc.	$(14.3)	$(0.9)	$6.1	$(5.2)	$(14.3)

Capella Healthcare, Inc.
Condensed Consolidating Balance Sheets
June 30, 2011
(In Millions)

			Non-
	Parent Issuer	Guarantors	Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$31.8	$(1.4)	$(2.4)	$—	$28.0
Accounts receivable, net	—	87.6	36.5	—	124.1
Inventories	—	16.7	8.8	—	25.5
Prepaid expenses and other current assets	1.8	2.8	0.7	—	5.3
Other receivables	0.2	1.9	(0.3)	—	1.8
Deferred tax assets	0.2	—	—	—	0.2
Income tax receivable	0.6	—	—	—	0.6

	34.6	107.6	43.3	—	185.5
Property and equipment:
Land	—	32.5	7.9	—	40.4
Buildings and improvements	2.8	282.7	91.7	—	377.2
Equipment	0.9	140.8	35.3	—	177.0
Construction in progress	0.2	4.4	3.5	—	8.1

	3.9	460.4	138.4	—	602.7
Accumulated depreciation	(0.5)	(122.6)	(33.6)	—	(156.7)

	3.4	337.8	104.8	—	446.0

Goodwill	89.9	—	—	—	89.9
Deposit for acquisition	32.0	—	—	—	32.0
Intangible assets, net	—	6.0	1.5	—	7.5
Investments in subsidiaries	31.4	—	—	(31.4)	—
Other assets, net	14.8	0.8	0.5	—	16.1

	$206.1	$452.2	$150.1	$(31.4)	$777.0

Liabilities and stockholder’s deficit
Current liabilities:
Accounts payable	$1.7	$14.7	$7.1	$—	$23.5
Salaries and benefits payable	0.7	17.7	6.2	—	24.6
Accrued interest	23.3	—	—	—	23.3
Other accrued liabilities	3.9	8.8	2.3	—	15.0
Current portion of long-term debt	—	—	—	—	—

	29.6	41.2	15.6		86.4
Long-term debt	—	389.3	105.3	—	494.6
Deferred income taxes	10.7	—	—	—	10.7
Other liabilities	13.8	—	—	—	13.8
Redeemable controlling interests	—	—	5.5	—	5.5
Due to parent	196.3	9.0	5.0	—	210.3
Total stockholder’s deficit	(44.3)	12.7	18.7	(31.4)	(44.3)

	$206.1	$452.2	$150.1	$(31.4)	$777.0

Capella Healthcare, Inc.
Condensed Consolidating Balance Sheets
December 31, 2010
(In Millions)

				Non-
	Parent Issuer		Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$55.0		$(4.6)	$(2.1)	$—	$48.3
Accounts receivable, net	—		83.5	32.1	—	115.6
Inventories	—		16.6	8.6	—	25.2
Prepaid expenses and other current assets	1.4		2.6	0.8	—	4.8
Other receivables	0.4		1.8	0.1	—	2.3
Deferred tax assets	3.5		—	—	—	3.5
Income tax receivable	0.6		—	—	—	0.6

	60.9		99.9	39.5	—	200.3
Property and equipment:
Land	—		32.5	8.2	—	40.7
Buildings and improvements	0.1		281.9	91.7	—	373.7
Equipment	0.8		136.0	33.2	—	170.0
Construction in progress	0.6		3.3	0.8	—	4.7

	1.5		453.7	133.9	—	589.1
Accumulated depreciation	(0.4)		(108.5)	(29.5)	—	(138.4)

	1.1		345.2	104.4	—	450.7

Goodwill	89.9		—	—	—	89.9
Intangible assets, net	—		7.2	1.9	—	9.1
Investments in subsidiaries	24.3		—	—	(24.3)	—
Other assets, net	16.3		1.0	0.5	—	17.8

	$192.5	*	$453.3	$146.3	$(24.3)	$767.8

Liabilities and stockholder’s deficit
Current liabilities:
Accounts payable	$0.8		$14.6	$7.0	$—	$22.4
Salaries and benefits payable	0.6		14.9	6.8	—	22.3
Accrued interest	23.7		—	—	—	23.7
Other accrued liabilities	4.4		6.3	2.0	—	12.7
Current portion of long-term debt	—		—	—	—	—

	29.5		35.8	15.8	—	81.1
Long-term debt	—		388.9	105.2	—	494.1
Deferred income taxes	12.8		—	—	—	12.8
Other liabilities	11.8		0.3	—	—	12.1
Redeemable controlling interests	—		—	5.5	—	5.5
Due to parent	186.4		12.9	10.9	—	210.2
Total stockholder’s deficit	(48.0)		15.4	8.9	(24.3)	(48.0)

	$192.5	*	$453.3	$146.3	$(24.3)	$767.8

*	In the Registration Statement filed on June 28, 2011, the number reported for total assets and total liabilities and stockholder’s equity (deficit) was $333.0. Such previously-reported amounts were typographical errors. In this Amendment No. 1 to the Registration Statement, the numbers have been corrected to be $192.5. This change did not affect any other numbers in this column or any other column within this condensed consolidating balance sheet.

Capella Healthcare, Inc.
Condensed Consolidating Statements of Cash Flows
For Six Months Ended June 30, 2011
(In Millions)

			Non-
	Parent Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Operating activities:
Net income (loss)	$3.7	$(2.7)	$10.8	$(7.1)	$4.7
Adjustments to reconcile net income (loss) to net cash provided (used in) by operating activities:
Equity in earnings of affiliates	(7.1)	—	—	7.1	—
Depreciation and amortization	0.1	14.4	4.1	—	18.6
Deferred income taxes	1.2	—	—	—	1.2
Losses from mark to market swap valuation	—	—	—	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(0.8)	(3.5)	(4.2)	—	(8.5)
Inventories	—	(0.1)	(0.2)	—	(0.3)
Prepaid expenses and other current assets	(0.2)	(0.3)	0.6	—	0.1
Accounts payable and other current liabilities	0.4	2.6	0.4	—	3.4
Accrued salaries	0.1	2.8	(0.6)	—	2.3
Accrued interest	(0.4)	—	—	—	(0.4)
Other	2.0	(0.3)	(0.5)	—	1.2

Net cash provided by (used in) operating activities	(1.0)	12.9	10.4	—	22.3
Investing activities:
Deposit paid for acquisition	(32.0)	—	—	—	(32.0)
Purchase of property and equipment, net	(2.4)	(7.0)	(4.5)	—	(13.9)
Change in other assets	2.0	1.4	0.4	—	3.8

Net cash used in investing activities	(32.4)	(5.6)	(4.1)	—	(42.1)
Financing activities:
Advances to (from) Parent	10.2	(4.1)	(6.0)	—	0.1
Distributions to noncontrolling interests	—	—	(0.6)	—	(0.6)

Net cash provided by (used in) financing activities	10.2	(4.1)	(6.6)	—	(0.5)

Change in cash and cash equivalents	(23.2)	3.2	(0.3)	—	(20.3)
Cash and cash equivalents at beginning of year	55.0	(4.6)	(2.1)	—	48.3

Cash and cash equivalents at end of year	$31.8	$(1.4)	$(2.4)	$—	$28.0

Capella Healthcare, Inc.
Condensed Consolidating Statements of Cash Flows
For Six Months Ended June 30, 2010
(In Millions)

			Non-
	Parent Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Operating activities:
Net income (loss)	$(14.3)	$(0.9)	$6.8	$(5.2)	$(13.6)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in earnings of affiliates	(5.2)	—	—	5.2	—
Depreciation and amortization	0.1	14.1	4.1	—	18.3
Loss on refinancing	20.8	—	—	—	20.8
Deferred income taxes	1.1	—	—	—	1.1
Losses from mark to market swap valuation	0.1	—	—	—	0.1
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable, net	(0.2)	0.4	(1.4)	—	(1.2)
Inventories	—	(0.3)	(0.4)	—	(0.7)
Prepaid expenses and other current assets	(0.1)	(0.7)	(0.5)	—	(1.3)
Accounts payable and other current liabilities	(3.3)	1.4	1.6	—	(0.3)
Accrued salaries	(3.7)	(1.8)	(0.2)	—	(5.7)
Accrued interest	0.4	—	—	—	0.4
Other	2.1	(0.1)	0.1	—	2.1

Net cash provided by operating activities	(2.2)	12.1	10.1	—	20.0
Cash flows from investing activities:
Purchase of property and equipment, net	(0.4)	(8.8)	(1.6)	—	(10.8)
Change in other assets	(4.2)	(1.0)	(0.1)	—	(5.3)

Net cash used in investing activities	(4.6)	(9.8)	(1.7)	—	(16.1)
Net cash provided by financing activities:
Proceeds from long-term debt	—	393.6	106.4	—	500.0
Payment of debt and capital leases	—	(370.9)	(113.6)	—	(484.5)
Advances to (from) Parent	26.5	(24.8)	(0.4)	—	1.3
Payments of refinancing costs and fees	(21.7)	—	—	—	(21.7)
Distributions to noncontrolling interests	—	—	(0.5)	—	(0.5)

Net cash provided by financing activities	4.8	(2.1)	(8.1)	—	(5.4)

Change in cash and cash equivalents	(2.0)	0.2	0.3	—	(1.5)
Cash and cash equivalents at beginning of year	25.6	(4.3)	(1.7)	—	19.6

Cash and cash equivalents at end of year	$23.6	$(4.1)	$(1.4)	$—	$18.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Capella Healthcare, Inc.
We have audited the accompanying consolidated balance sheets of Capella Healthcare, Inc. (and subsidiaries), a wholly owned subsidiary of Capella Holdings, Inc., as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholder’s deficit, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capella Healthcare, Inc. (and subsidiaries) at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Nashville, Tennessee
March 30, 2011, except for Note 12, as to
which the date is August 31, 2011

Capella Healthcare, Inc.
Consolidated Balance Sheets

	December 31,
	2010	2009
	(In Millions)
Assets
Current assets:
Cash and cash equivalents	$48.3	$19.6
Accounts receivable, net of allowance for doubtful accounts of $123.1 and $109.6 at December 31, 2010 and 2009, respectively	115.6	121.9
Inventories	25.2	23.7
Prepaid expenses and other current assets	4.8	4.2
Other receivables	2.3	3.1
Deferred tax assets	3.5	4.3
Income tax receivable	0.6	1.0

Total current assets	200.3	177.8

Property and equipment:
Land	40.7	39.1
Buildings and improvements	373.7	373.0
Equipment	170.0	139.7
Construction in progress (estimated cost to complete and equip after December 31, 2010 is $3.9)	4.7	11.1

	589.1	562.9
Accumulated depreciation	(138.4)	(101.2)

	450.7	461.7

Goodwill	89.9	89.0
Intangible assets, net	9.1	8.6
Other assets, net	17.8	19.2

Total assets	$767.8	$756.3

	December 31,
	2010	2009
	(In Millions)
Liabilities and stockholder’s deficit
Current liabilities:
Accounts payable	$22.4	$25.9
Salaries and benefits payable	22.3	25.8
Accrued interest	23.7	—
Other accrued liabilities	12.7	16.5
Current portion of long-term debt	—	12.3

Total current liabilities	81.1	80.5

Long-term debt	494.1	472.2

Deferred income taxes	12.8	11.4

Other liabilities	12.1	9.8

Redeemable noncontrolling interests	5.5	5.1

Due to parent	210.2	209.3

Stockholder’s deficit:
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding at December 31, 2010 and 2009, respectively	—	—
Retained deficit	(48.0)	(32.0)

Total stockholder’s deficit	(48.0)	(32.0)

Total liabilities and stockholder’s deficit	$767.8	$756.3

See accompanying notes.

Capella Healthcare, Inc.
Consolidated Statements of Operations

	Year Ended December 31,
	2010	2009	2008
	(In Millions)
Net revenue	$869.5	$813.9	$702.4

Costs and expenses:
Salaries and benefits	359.7	346.9	304.7
Supplies	119.6	109.7	96.8
Purchased services	52.6	50.4	45.3
Other operating expenses	105.7	99.9	92.5
Provision for bad debts	136.2	111.3	81.1
Loss on refinancing	20.8	—	22.4
Management fee to related party	0.2	0.2	0.2
Interest, net	48.4	48.5	50.4
Depreciation and amortization	37.1	37.8	33.7

Total costs and expenses	880.3	804.7	727.1

Income (loss) from continuing operations before income taxes	(10.8)	9.2	(24.7)
Income taxes	3.2	2.2	5.5

Income (loss) from continuing operations	(14.0)	7.0	(30.2)
Loss from discontinued operations, net of tax benefit of $0	(0.2)	(4.5)	(1.9)

Net income (loss)	(14.2)	2.5	(32.1)
Less: Net income attributable to noncontrolling interests	1.5	0.9	0.5

Net income (loss) attributable to Capella Healthcare, Inc.	$(15.7)	$1.6	$(32.6)

See accompanying notes.

Capella Healthcare, Inc.
Consolidated Statements of Stockholder’s Deficit

				Total
	Common Stock		Retained	Stockholder’s
	Shares	Amount	Deficit	Retained
	(In Millions, Except Share Amounts)
Balance at January 1, 2008	100	$—	$(0.7)	$(0.7)
Adjustment to noncontrolling invests from adoption of updates to US GAAP	—	—	(0.5)	(0.5)
Net loss	—	—	(32.6)	(32.6)

Balance at December 31, 2008	100	—	(33.8)	(33.8)
Adjustment to redemption value of redeemable noncontrolling interests	—	—	0.2	0.2
Net income	—	—	1.6	1.6

Balance at December 31, 2009	100	—	(32.0)	(32.0)
Adjustment to redemption value of redeemable noncontrolling interests	—	—	(0.3)	(0.3)
Net loss	—	—	(15.7)	(15.7)

Balance at December 31, 2010	100	$—	$(48.0)	$(48.0)

See accompanying notes.

Capella Healthcare, Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31,
	2010	2009	2008
	(In Millions)
Operating activities
Net income (loss)	$(14.2)	$2.5	$(32.1)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	37.1	37.8	33.7
Loss on refinancing	20.8	—	22.4
Deferred income taxes	2.3	2.5	4.5
Stock-based compensation	0.3	0.3	0.1
(Gains) losses from mark to market swap valuation	(0.2)	(1.7)	4.7
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable, net	6.5	(11.0)	(1.8)
Inventories	(1.5)	(0.5)	0.1
Prepaid expenses and other current assets	(0.4)	(3.4)	0.4
Accounts payable and other current liabilities	(7.6)	7.8	(0.8)
Accrued salaries	(3.4)	4.9	1.0
Accrued interest	23.7	(0.3)	0.2
Other	2.5	(3.3)	3.3

Net cash provided by operating activities	65.9	35.6	35.7

Investing activities
Acquisition of healthcare businesses	—	—	(323.0)
Escrow deposit payments for pending acquisitions	—	—	5.0
Purchases of property and equipment, net	(26.1)	(22.1)	(19.8)
Proceeds from disposition of hospital	—	3.5	—
Change in other assets	2.3	2.3	0.7

Net cash used in investing activities	(23.8)	(16.3)	(337.1)

Financing activities
Proceeds from long-term debt	493.7	—	501.5
Payment of debt and capital leases	(484.5)	(3.2)	(256.2)
Advances (to) from Parent	0.5	(3.1)	102.9
Payment of debt issue costs	(21.7)	—	(40.5)
Payments on subscription notes receivable	—	—	0.3
Distributions to noncontrolling interests	(1.4)	(0.3)	(0.2)
Proceeds from noncontrolling interests	—	0.5	—

Net cash provided by (used in) financing activities	(13.4)	(6.1)	307.8

Change in cash and cash equivalents	28.7	13.2	6.4
Cash and cash equivalents at beginning of year	19.6	6.4	—

Cash and cash equivalents at end of year	$48.3	$19.6	$6.4

Supplemental disclosure of cash flow information
Cash paid for interest	$21.2	$46.7	$43.1

Cash paid (received) for taxes	$(1.1)	$0.6	$1.2

See accompanying notes.

Capella Healthcare, Inc.
Notes to Consolidated Financial Statements
December 31, 2010
1. Organization and Significant Accounting Policies
Organization
Capella Healthcare, Inc. (the Company), a Delaware corporation which was formed on April 15, 2005, is a wholly owned subsidiary of Capella Holdings, Inc. (the Parent). The Company operates hospitals and ancillary healthcare facilities in non-urban communities in the United States.
At December 31, 2010, the Company operated thirteen general acute care hospitals and ancillary healthcare facilities with a total of 1,745 licensed beds. Effective July 15, 2009, the Company sold one of its hospitals (see Note 3). In all but six of the communities in which its hospitals are located, the Company is the only provider of acute care hospital services. The Company’s hospitals are located in seven states: Washington, Oregon, Oklahoma, Missouri, Arkansas, Tennessee and Alabama.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries and entities controlled by the Company through the Company’s direct or indirect ownership of a majority interest and exclusive rights granted to the Company as the sole general partner of such entities. All significant intercompany accounts and transactions have been eliminated in consolidation.
Discontinued Operations
In accordance with the provisions of Financial Accounting Standards Board (FASB) authoritative guidance regarding accounting for the impairment or disposal of long-lived assets, the Company has presented the operating results, financial position and cash flows of Woodland Medical Center (Woodland) as discontinued operations in the accompanying consolidated financial statements. The results of operations of Woodland have been reflected as discontinued operations, net of income taxes, in the accompanying consolidated statements of operations.
Fair Value of Financial Instruments
The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments. The carrying amount of the Company’s 9.25% Senior Unsecured Notes was $500.0 million at December 31, 2010 as disclosed in Note 5. The estimated fair value of the 9.25% Senior Unsecured Notes at December 31, 2010 was based on the average bid and ask price as quoted by the Company’s administrative agent and was approximately $531.3 million.
Revenue Recognition and Allowance for Contractual Discounts
The Company recognizes revenues, including revenues from in-house patients and patients which have been discharged but not yet billed, in the period in which services are performed. Accounts receivable primarily consist of amounts due from third-party payors and patients. The Company has entered into agreements with third-party payors, including government programs and managed care health plans, under which the Company is paid based upon established charges, the cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts from established charges. Amounts the Company receives for treatment of patients covered by governmental programs such as Medicare and Medicaid and other third-party payors such as health maintenance organizations, preferred provider organizations and other private insurers are generally less than the Company’s established billing rates. Accordingly, the revenues and accounts receivable reported in the Company’s consolidated financial statements are recorded at the amount expected to be received.
The Company derives a significant portion of its revenues from Medicare, Medicaid and other payors that receive discounts from its standard charges. The Company must estimate the total amount of these discounts to prepare its consolidated financial statements. The Medicare and Medicaid regulations and various managed care contracts under which these discounts must be calculated are complex and are subject to interpretation and adjustment. The Company estimates the allowance for contractual discounts on a payor-specific basis given its interpretation of the applicable regulations or contract terms. These interpretations sometimes result in payments that differ from the Company’s estimates. Additionally, updated regulations and contract renegotiations occur frequently, necessitating regular review and assessment of the estimation process by management. Changes in estimates related to the allowance for contractual discounts affect revenues reported in the Company’s consolidated statements of operations.
Self-pay revenues are derived primarily from patients who do not have any form of healthcare coverage. The revenues associated with self-pay patients generally are reported at the Company’s gross charges. The Company provides care without charge to certain patients that qualify under the Company’s charity/indigent care policy. The Company does not report a charity/indigent care patient’s charges in revenues or in the provision for doubtful accounts as it is the Company’s policy not to pursue collection of amounts related to these patients. At the Company’s hospitals, patients treated for nonelective care, who have income at or below 200% of the federal poverty level, are eligible for charity care. The federal poverty level is established by the federal government and is based on income and family size. The Company’s hospitals provide a discount to uninsured patients who do not qualify for Medicaid or charity care. These discounts are similar to those provided to many local managed care plans. In implementing the discount policy, the Company first attempts to qualify uninsured patients for Medicaid, other federal or state assistance or charity care. If an uninsured patient does not qualify for these programs, the uninsured discount is applied.
Settlements under reimbursement agreements with third-party payors are estimated and recorded in the period the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare and Medicaid programs often occurs subsequent to the year in which services are rendered because of audits by the programs, rights of appeal and the application of numerous technical provisions. There is at least a reasonable possibility that such estimates will change by a material amount in the near term. The net estimated third-party payor settlements due from the Company as of December 31, 2010 totaled $2.3 million and the net estimated third-party settlements because of the Company as of December 31, 2009 totaled $4.2 million. The net estimated third-party payor settlements are included in accounts receivable in the accompanying consolidated balance sheets. The net adjustments to estimated cost report settlements resulted in increases to revenues of $0.7 million, $4.4 million and $2.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. The Company’s management believes that adequate provisions have been made for adjustments that may result from final determination of amounts earned under these programs.
Laws and regulations governing Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing that would have a material effect on the Company’s financial statements.
Compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties and exclusion from the Medicare and Medicaid programs.
Concentration of Revenues
For the years ended December 31, 2010, 2009 and 2008, approximately 48.0%, 48.7% and 44.4%, respectively, of the Company’s net revenue related to patients participating in the Medicare and Medicaid programs. The Company’s management recognizes that revenues and receivables from government agencies are significant to the Company’s operations, but it does not believe that there are significant credit risks associated with these government agencies. The Company’s management does not believe that there are any other significant concentrations of revenues from any particular payor that would subject the Company to any significant credit risks in the collection of its accounts receivable.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less. The Company places its cash in financial institutions that are federally insured.
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable primarily consist of amounts due from third-party payors and patients. The Company’s ability to collect outstanding receivables is critical to its results of operations and cash flows. To provide for accounts receivable that could become uncollectible in the future, the Company establishes an allowance for doubtful accounts to reduce the carrying value of such receivables to their estimated net realizable value. The primary uncertainty of such allowances lies with uninsured patient receivables and deductibles, co-payments or other amounts due from individual patients.
Additions to the allowance for doubtful accounts are made by means of the provision for bad debts. Accounts written off as uncollectable are deducted from the allowance for doubtful accounts and subsequent recoveries are added. The amount of the provision for bad debts is based upon management’s assessment of historical and expected net collections, business and economic conditions, trends in federal, state, and private employer healthcare coverage and other collection indicators. The provision for bad debts and the allowance for doubtful accounts relate primarily to “uninsured” amounts (including copayment and deductible amounts from patients who have healthcare coverage) due directly from patients. Accounts are written off when all reasonable internal and external collection efforts have been performed. The Company considers the return of an account from the primary external collection agency to be the culmination of its reasonable collection efforts and the timing basis for writing off the account balance. Accounts written off are based upon specific identification and the writeoff process requires a writeoff adjustment entry to the patient accounting system. Management relies on the results of detailed reviews of historical writeoffs and recoveries (the hindsight analysis) as a primary source of information to utilize in estimating the collectibility of the Company’s accounts receivable. The Company performs the hindsight analysis on a monthly basis for all hospitals, utilizing rolling twelve-month accounts receivable collection, writeoff, and recovery data. The Company supplements its hindsight analysis with other analytical tools, including, but not limited to, revenue days in accounts receivable, historical cash collections experience and revenue trends by payor classification. Adverse changes in general economic conditions, billing and collections operations, payor mix, or trends in federal or state governmental healthcare coverage could affect the Company’s collection of accounts receivable, cash flows and results of operations.
A summary of activity in the Company’s allowance for doubtful accounts is as follows (in millions):

		Additions	Accounts
	Balances at	Charged to	Written Off,	Allowances
	Beginning of	Costs and	Net of	Acquired in	Balances at
	Year	Expenses	Recoveries	Acquisition	End of Year

Year ended December 31, 2010	$109.6	$136.2	$(122.7)	$—	$123.1
Year ended December 31, 2009	$98.8	$111.3	$(100.5)	$—	$109.6
Year ended December 31, 2008	$35.6	$81.1	$(56.9)	$39.0	$98.8

Inventories
Inventories are stated at the lower of cost (first-in, first-out) or market and are principally composed of medical supplies and pharmaceuticals. These inventory items are primarily operating supplies used in the direct or indirect treatment of patients.
Long-Lived Assets
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Routine maintenance and repairs are charged to expense as incurred. Expenditures that increase capacities or extend useful lives are capitalized. Fully depreciated assets are retained in property and equipment accounts until they are disposed.
Depreciation is computed by applying the straight-line method over the estimated useful lives of buildings and improvements and equipment. Assets under capital leases, if any, are amortized using the straight-line method over the shorter of the estimated useful life of the assets or the lease term, excluding any lease renewals, unless the lease renewals are reasonably assured. Buildings and improvements are depreciated over estimated lives ranging generally from ten to forty years. Estimated useful lives of equipment vary generally from three to ten years. Depreciation expense totaled approximately $37.1 million, $37.8 million and $33.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. Amortization expense related to assets under capital leases, if any, is included in depreciation expense.
The Company evaluates its long-lived assets for possible impairment whenever circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future cash flows. Fair value estimates are derived from established market values of comparable assets or internal calculations of estimated future net cash flows.
The Company’s estimates of future cash flows are based on assumptions and projections it believes to be reasonable and supportable. The Company’s assumptions take into account revenue and expense growth rates, patient volumes, changes in payor mix, and changes in legislation and other payor payment patterns.
Deferred Loan Costs
The Company records deferred loan costs for expenditures related to acquiring or issuing new debt instruments. These expenditures include bank fees and premiums, as well as attorneys’ and filing fees. Deferred loan costs totaled approximately $16.3 million and $18.3 million, net of accumulated amortization of approximately $4.2 million and $6.0 million at December 31, 2010 and 2009, respectively, and are included in other assets on the accompanying consolidated balance sheets. The Company amortizes these deferred loan costs over the life of the respective debt instrument, using the effective interest method.
Goodwill and Intangible Assets
The Company accounts for its acquisitions under the provisions of FASB authoritative guidance regarding business combinations and goodwill and other intangible assets. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill and intangible assets with indefinite lives are reviewed by the Company at least annually for impairment. The Company’s business comprises a single operating reporting unit for impairment test purposes. For the purposes of these analyses, the Company’s estimates of fair value are based on the income approach, which estimates the fair value of the Company based on its future discounted cash flows. In addition to the annual impairment reviews, impairment reviews are performed whenever circumstances indicate a possible impairment may exist. The Company performed its annual impairment tests as of October 1, and did not incur any impairment charges during the years ended December 31, 2010, 2009 and 2008.

The Company’s intangible assets relate to contract-based physician minimum revenue guarantees and certificates of need. The contract-based physician revenue guarantees are amortized over the terms of the respective agreements. The certificates of need were determined to have indefinite lives by an independent appraiser and, accordingly, are not amortized.
Physician Minimum Revenue Guarantees
The Company has committed to provide certain financial assistance pursuant to recruiting agreements, or “physician minimum revenue guarantees,” with various physicians practicing in the communities it services. In consideration for a physician relocating to one of its communities and agreeing to engage in private practice for the benefit of the respective community, the Company may advance certain amounts of money to a physician, to assist in establishing his or her practice.
The Company accounts for its physician minimum revenue guarantees in accordance with the provisions of FASB authoritative guidance regarding accounting for minimum revenue guarantees. The Company records a contract-based intangible asset and related guarantee liability for new physician minimum revenue guarantees. The contract-based intangible asset is amortized to other operating expenses over the period of the respective physician contract, which is typically four years.
Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent the Company believes that recovery is not likely, a valuation allowance is established. To the extent the Company establishes a valuation allowance or increases this allowance, the Company must include an expense within the provision for income taxes in the consolidated statements of operations.
The Company follows the provisions of FASB authoritative guidance regarding income taxes. This guidance clarifies the accounting for uncertainties in income taxes recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority.
Professional and General Liability Claims
Given the nature of the Company’s operating environment, the Company is subject to potential medical malpractice lawsuits and other claims as part of providing healthcare services. To mitigate a portion of this risk, the Company maintains insurance through Auriga Insurance Group, a wholly owned subsidiary of the Parent, for professional and general claims of $4.75 million per occurrence and $14.25 million in the aggregate per policy year, subject to a $0.25 million self-insured retention per occurrence. The Company also maintains umbrella policies for professional and general claims which covers an additional $50 million per occurrence and in the aggregate. The Company’s reserves for professional and general liability claims are based upon independent actuarial calculations, which consider historical claims data, demographic considerations, severity factors, and other actuarial assumptions in determining reserve estimates. Reserve estimates are discounted to present value using a 3% discount rate.
Exposures at the Company’s hospitals prior to the date of their respective acquisition are indemnified by the respective prior owners. Accordingly, the Company appropriately has not estimated any exposure for claims prior to the respective acquisition dates of its hospitals. The Company utilized information provided by an independent third-party actuary to estimate its 2010 and 2009 liability for professional and general liability claims. Using historical claim payments and developments, the Company estimated the exposure for each of its facilities and recorded a reserve of approximately $12.4 million and $9.7 million at December 31, 2010 and 2009, respectively. The current portion of the reserves, $2.3 million and $1.8 million at December 31, 2010 and 2009, respectively, is included in other accrued liabilities on the consolidated balance sheets. The long-term portion of the reserves for professional and general liability claims is included in other liabilities on the accompanying consolidated balance sheets.
The Company’s expense for professional and general liability claims each year includes: the actuarially determined estimate of losses for the current year, including claims incurred but not reported; the change in the estimate of losses for prior years based upon actual claims development experience as compared to prior actuarial projections; amortization of the insurance premiums for losses in excess of the Company’s self-insured retention level; the administrative costs of the insurance program; and interest expense related to the discounted portion of the liability. The total expense recorded under the Company’s professional and general liability insurance program for the years ended December 31, 2010, 2009 and 2008, was approximately $11.8 million, $10.9 million and $10.7 million, respectively.
Workers’ Compensation Reserves
Given the nature of the Company’s operating environment, it is subject to potential workers’ compensation claims as part of providing healthcare services. To mitigate a portion of this risk, the Company maintained insurance for individual workers’ compensation claims exceeding approximately $1.6 million. The Company’s facility located in the state of Washington participates in a state-specific program rather than the Company’s established program. The Company’s two facilities located in Oklahoma participate in a fully insured state-specific workers’ compensation program.
The Company’s reserve for workers’ compensation is based upon an independent third-party actuarial calculation, which considers historical claims data, demographic considerations, development patterns, severity factors and other actuarial assumptions. Reserve estimates are undiscounted and are revised on an annual basis. The reserve for workers’ compensation claims at the balance sheet date reflects the current estimate of all outstanding losses, including incurred but not reported losses, based upon an actuarial calculation. The Company’s reserve for workers’ compensation claims was approximately $2.7 million and $2.0 million at December 31, 2010 and 2009, respectively. The current portion of the reserves, $0.9 million and $0.8 million at December 31, 2010 and 2009, respectively, is included in other accrued liabilities on the accompanying consolidated balance sheets. The long-term portion of the reserves for workers’ compensation claims is included in other liabilities on the accompanying consolidated balance sheets.
The Company’s expense for workers’ compensation claims each year includes: the actuarially determined estimate of losses for the current year, including claims incurred but not reported; the change in the estimate of losses for prior years based upon actual claims development experience as compared to prior actuarial projections; amortization of the insurance premiums for losses in excess of the Company’s self-insured retention level; and the administrative costs of the insurance program. The total expense recorded under the Company’s workers’ compensation insurance program for the years ended December 31, 2010, 2009 and 2008, was approximately $3.9 million, $2.8 million and $3.6 million, respectively.
Self-Insured Medical Benefits
The Company is self-insured for substantially all of the medical expenses and benefits of its employees. The reserve for medical benefits primarily reflects the current estimate of incurred but not reported losses, based upon an actuarial calculation. The undiscounted reserve for self-insured medical benefits was approximately $3.6 million at December 31, 2010 and 2009, respectively, and is included in other accrued liabilities on the accompanying consolidated balance sheets. The Company purchases stop loss coverage from Auriga Insurance Group, in which the Company will be reimbursed for any employee’s medical claims that exceed $0.35 million per year.

Noncontrolling Interests in Consolidated Entities
The consolidated financial statements include all assets, liabilities, revenue and expenses of less than 100% owned entities controlled by the Company. Accordingly, management has recorded noncontrolling interests in the earnings and equity of such consolidated entities.
Certain of the Company’s noncontrolling interests include redemption features, including death and retirement, which cause these interests not to meet the requirements for classification as equity in accordance with FASB authoritative guidance. Redemption of these interests features would require the delivery of cash. Accordingly, these noncontrolling interests are classified in the mezzanine section of the Company’s accompanying consolidated balance sheets.
Segment Reporting
     The Company owns and operates thirteen hospitals as of December 31, 2010. The Company manages its hospitals as one operating segment, healthcare services, for segment reporting purposes in accordance with ASC 280-10, “Segment Reporting”, (“ASC 280-10”).
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.
Use of Estimates
The preparation of the accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
General and Administrative Costs
The majority of the Company’s expenses are “cost of revenue” items. Costs that could be classified as “general and administrative” by the Company would include its corporate overhead costs, which were $9.7 million, $15.2 million and $8.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.
Recently Issued Accounting Pronouncements
In August 2010, the FASB issued authoritative guidance requiring companies in the healthcare industry to use its direct and indirect costs of providing charity care as the measurement basis for charity care disclosures. This guidance also requires additional disclosures of the method used to identify such costs. This guidance is effective for fiscal years beginning after December 15, 2010 and will be adopted by the Company in the first quarter of 2011. The adoption of this standard will have no impact on the Company’s consolidated results of operations and consolidated financial position.
2. Business Acquisitions
Acquisition — 2008
On March 1, 2008, the Company executed a stock purchase agreement to purchase nine hospitals and their affiliated healthcare businesses from Community Health Systems, Inc. (Community Acquisition) for a base purchase price of $315 million plus direct and incremental costs of the acquisition. The hospitals included in the Community Acquisition were as follows:

Facility Name	Location	Licensed Beds

Hartselle Medical Center	Hartselle, AL	150
Jacksonville Medical Center	Jacksonville, AL	89
Parkway Medical Center	Decatur, AL	120
Woodland Medical Center	Cullman, AL	100
National Park Medical Center	Hot Springs, AR	166
St. Mary’s Regional Medical Center	Russellville, AR	170
Mineral Area Regional Medical Center	Farmington, MO	135
White County Community Hospital	Sparta, TN	60
Willamette Valley Medical Center	McMinnville, OR	88

The Community Acquisition was financed from the proceeds under the Company’s 2008 Credit Agreement (See Note 5) and cash advanced by the Parent.
The Community Acquisition was accounted for using the purchase method of accounting. The purchase price was allocated to the assets acquired and liabilities assumed based upon their respective fair values. The fair value of the property and equipment was obtained from an independent third-party valuation firm. The operating results of the Community Acquisition have been included in the accompanying consolidated statements of operations from the date of acquisition.
The following table summarizes the final allocation of the purchase price of the Community Acquisition, including assumed liabilities and direct and incremental transaction costs (in millions):

Fair value of assets acquired:
Accounts receivable, net	$54.9
Inventories	12.1
Prepaid expenses and other current assets	3.4
Property and equipment	249.8
Goodwill	23.4
Other assets	1.4

Liabilities assumed:
Accounts payable	10.3
Accrued salaries	10.2
Accrued expenses and other current liabilities	0.4
Capital lease obligations	0.2
Other liabilities	1.7

Net cash paid	$322.2

The majority of the healthcare entities acquired by the Company since its inception are the primary providers of healthcare services in their markets and, as previously underperforming hospitals, present the Company with the opportunity, under its management, to increase profitability and garner local market share. The Company’s strategy with respect to these markets is to improve hospital operations, decrease operating expenses, expand healthcare services to increase market share by reducing patient out-migration, and to recruit and retain quality physicians to increase the quality of healthcare and the breadth of healthcare services.
3. Discontinued Operations
Effective July 15, 2009, the Company sold the hospital physical plant and the operations of Woodland Medical Center (Woodland), a 100 bed facility located in Cullman, Alabama, to an in-market competitor. The proceeds from the sale were $3.5 million in cash. The Company retained certain equipment, accounts receivable, other current assets and liabilities of Woodland. The equipment retained was subsequently transferred to other facilities owned by the Company. There was no gain or loss recorded on the sale of Woodland.
Net revenues and loss reported in discontinued operations for Woodland are as follows (in millions):

		Year Ended December 31,
	2010	2009	2008

Net revenues	$—	$11.6	$11.1

Loss from operations before income taxes	$0.2	$4.5	$1.9

Loss from discontinued operations, net of tax	$0.2	$4.5	$1.9

4. Intangible Assets
The following table presents the components of the Company’s intangible assets at December 31 (in millions):

	Gross
	Carrying	Accumulated	Net
Class of Intangible Assets	Amount	Amortization	Total

Amortized intangible assets:
Contract-based physician minimum revenue guarantees:
2010	$15.9	$(7.4)	$8.5
2009	$13.7	$(5.5)	$8.2
Indefinite-lived intangible assets:
Certificates of need
2010	$0.6	$—	$0.6
2009	$0.4	$—	$0.4
Total intangible assets:
2010	$16.5	$(7.4)	$9.1
2009	$14.1	$(5.5)	$8.6
Contract-Based Physician Minimum Revenue Guarantees
As discussed in Note 1, the Company records a contract-based intangible asset and a related guarantee liability for each new physician minimum revenue guarantee contract. The contract-based intangible asset is amortized into physician recruiting expense over the period of the physician contract, which is typically four years. The Company has committed to advance a maximum amount of approximately $3.2 million at December 31, 2010. As of December 31, 2010 and 2009, the Company’s liability balance for contract-based physician minimum revenue guarantees was approximately $1.1 million and $1.3 million, respectively, which is included in other accrued liabilities in the accompanying consolidated balance sheets.
Certificates of Need
The construction of new facilities, the acquisition or expansion of existing facilities and the addition of new services and certain equipment at the Company’s facilities may be subject to state laws that require prior approval by state regulatory agencies. These certificates of need laws generally require that a state agency determine the public need and give approval prior to the construction or acquisition of facilities of the addition of new services. The Company operates hospitals in certain states that have adopted certificate of need laws. If the Company fails to obtain necessary state approval, the Company will not be able to expand its facilities, complete acquisitions or add new services at its facilities in these states. An independent appraiser values each certificate of need when the Company acquires a hospital. In addition, these intangible assets were determined to have indefinite lives and, accordingly, are not amortized.

Amortization Expense
Total estimated amortization expense for the Company’s intangible assets during the next five years and thereafter are as follows (in million):

2011	$4.1
2012	2.8
2013	1.3
2014	0.3
2015	—
Thereafter	—

$8.5

5. Long-Term Debt
A summary of the Company’s long-term debt at December 31, 2010 and 2009 follows (in millions):

	2010	2009

9.25% Senior Unsecured Notes	$500.0	$—
Unamortized discount on 9.25% Senior Unsecured Notes	(5.9)	—
Senior Secured Asset Based Loan	—	—
Term loans payable under credit facility due 2016	—	484.5
Revolving Loans	—	—

Total	$494.1	$484.5
Less current maturities	—	(12.3)

Total long-term debt	$494.1	$472.2

Maturities of the Company’s long-term debt at December 31, 2010 are as follows (in thousands):

2011	$—
2012	—
2013	—
2014	—
2015	—
Thereafter	500.0

$500.0

9.25% Senior Unsecured Notes
In June 2010, the Company completed a comprehensive refinancing plan (the Refinancing). Under the Refinancing, the Company issued $500 million of new 9.25% Senior Unsecured Notes due 2017 (the 9.25% Notes) and entered into a new senior secured asset-based loan (ABL), consisting of a $100 million revolving credit facility maturing in November 2014 (the 2010 Revolving Facility). The proceeds from the 9.25% Notes were used to repay the outstanding principal and interest related to the Company’s 2008 bank credit agreement and to pay fees and expenses relating to the Refinancing of approximately $21.7 million.
Interest on the 9.25% Notes is payable semi-annually on July 1 and January 1 of each year. The 9.25% Notes are unsecured general obligations of the Company and rank equal in right of payment to all existing and future senior unsecured indebtedness of the Company. All payments on the 9.25% Notes are guaranteed jointly and severally on a senior unsecured basis by the Company and its subsidiaries, other than those subsidiaries that do not guarantee the obligations of the borrowers under the Company’s prior senior credit facilities.

The Company may redeem up to 35% of the 9.25% Notes prior to July 1, 2013, with the net cash proceeds from certain equity offerings at a price equal to 109.25% of their principal amount, plus accrued and unpaid interest. The Company may redeem all or a part of the 9.25% Notes at any time on or after July 1, 2013, plus accrued and unpaid interest, if any, to the date of redemption plus a redemption price equal to a percentage of the principal amount of the notes redeemed based on the following redemption schedule:

July 1, 2013 to June 30, 2014	106.938%
July 1, 2014 to June 30, 2015	104.625%
July 1, 2015 to June 30, 2016	102.313%
July 1, 2016 and thereafter	100.000%
If the Company experiences a change of control under certain circumstances, they must offer to repurchase all of the notes at a price equal to 101.000% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.
The 9.25% Notes contain customary affirmative and negative covenants, which among other things, limit the Company’s ability to incur additional debt, create liens, pay dividends, effect transactions with its affiliates, sell assets, pay subordinated debt, merge, consolidate, enter into acquisitions and effect sale leaseback transactions.
Upon the occurrence of certain events, the Company may request the 2010 Revolving Facility to be increased by an aggregate amount not to exceed $25.0 million. Availability under the 2010 Revolving Facility is subject to a borrowing base of 85% of eligible net accounts receivable. Borrowings under the ABL bear interest at a rate equal to, at the Company’s option, either (a) LIBOR plus an applicable margin or (b) Base Rate, as defined, plus an applicable margin. The applicable margin in effect for borrowings during the two fiscal quarters following the date of the ABL is 2.25% with respect to Base Rate borrowings and 3.25% with respect to LIBOR borrowings. Beginning with third fiscal quarter following the date of the ABL, the applicable margin in effect for borrowings may be reduced to 2.00% with respect to Base Rate borrowings and 3.00% with respect to LIBOR borrowings, or increased to 2.50% with respect to Base Rate borrowings and 3.50% for LIBOR borrowings, subject to the company’s fixed charge coverage ratio. In addition to paying interest on outstanding principal under the ABL, the Company is required to pay a commitment fee to the lenders under the 2010 Revolving Facility in respect of the unutilized commitments thereunder. If the average facility usage, as defined, for the most recently ended calendar month is greater than or equal to 50% of the aggregate commitments for such calendar month, the commitment fee shall be 0.50% per annum. Otherwise, the commitment fee shall be 0.75% per annum. The Company must also pay customary letter of credit fees. Principal amounts outstanding under the ABL are due and payable in full at maturity (November 2014).
At December 31, 2010, the Company had no outstanding 2010 Revolving Facility loans. At December 31, 2010, the Company had a borrowing base of $65.3 million, net of outstanding letters of credit of $4.9 million, as the collateral under the Company’s workers compensation programs, immediately available for borrowing under the ABL.
Loss on Refinancing
In connection with the Refinancing, the Company recorded a loss on refinancing of $20.8 million. The loss on refinancing includes $7.1 million in prepayment penalties on certain amounts outstanding under the Company’s previous bank credit agreement, $12.0 million of previously capitalized loan costs related to the Company’s previous bank credit agreement and $1.7 million of loan costs incurred relate to the new debt instruments that the Company expenses in accordance with accounting guidance related to modifications or exchanges of debt instruments.
Debt Covenants
The indenture governing the 9.25% Notes contains a number of covenants that among other things, restrict, subject to certain exceptions, our ability and the ability of the Company’s subsidiaries, to sell assets, incur additional indebtedness or issue preferred stock, pay dividends and distributions or repurchase our capital stock, create liens on assets, make investments, engage in mergers or consolidations, and engage in certain transactions with affiliates. At December 31, 2010, the Company was in compliance with all debt covenants for the 9.25% Notes that were subject to testing at that date.

The ABL agreement contains a number of covenants, including the requirement that the Company’s fixed charge coverage ratio (as defined) cannot be less than 1.10 to 1.00 at the end of any measurement period. At December 31, 2010, the Company was in compliance with all ABL debt covenants that were subject to testing at that date.
2008 Bank Credit Agreement
In March 2008, the Company amended and restated its credit agreements (Second Amended and Restated Credit Agreements) in connection with the financing of the Community Acquisition. The Second Amended and Restated Credit Agreements provide for secured Term B loans up to $312 million (the Second Amended Term B Loans), secured Term C loans up to $178 million (the Second Amended Term C Loans), and Revolving Loans of up to $45 million (the Second Amended Revolving Loans). In March 2008, all amounts outstanding under the Company’s previous Amended and Restated Credit Agreements were repaid and the Company borrowed $312 million in the form of Second Amended Term B Loans and $178 million in the form of Second Amended Term C Loans in connection with the financing of the Community Acquisition.
In connection with the refinancing in 2008, the Company recorded a loss on refinancing of approximately $22.4 million.
Interest Rate Hedging Activities
In December 2009, the Company terminated its interest rate swap agreements executed in 2005 and 2006. The terminated swaps hedged $125 million of the Company’s variable rate indebtedness. In connection with the termination of the swap agreements, the Company paid approximately $6.1 million to settle the outstanding fair market value of the swaps. Simultaneously with the termination of the swap agreements, the Company executed an interest rate cap agreement on a notional value of $75 million for a period of three years and paid approximately $0.6 million under this agreement. This agreement caps interest at 4.5%.
In December 2008, the Company executed an interest rate swap agreement, which effectively hedged, for a two year period, $50 million of the Company’s outstanding variable rate indebtedness. The 2008 interest rate swap was fixed at 1.9%. In December 2010, this swap expired with no remaining fair market value.
While the Company anticipates that the counterparties will satisfy their obligations under the agreements fully, the Company is exposed to credit losses in the event of nonperformance by the counterparties to the financial instruments. The Company accounts for its interest rate cap agreement under the provision of FASB authoritative guidance regarding fair value measurements, which provided a single definition of fair value, established a framework for measuring fair value, and expanded disclosures concerning fair value measurements. The Company applies these provisions to the valuation and disclosure of its interest rate hedge. The authoritative guidance establishes a three-tier fair value hierarchy, which prioritizes inputs used in measuring fair value. These tiers include: (i) Level 1, which is defined as quoted prices in active markets that can be assessed at the measurement date; (ii) Level 2, which is defined as inputs other than quoted prices in active markets that are observable, either directly or indirectly; and (iii) Level 3, which is defined as unobservable inputs resulting from the existence of little or no market data, therefore potentially requiring an entity to develop its own assumptions.
The Company determines the fair value of its interest rate hedges in a manner consistent with that used by market participants in pricing hedging instruments, which includes using a discounted cash flow analysis based upon the terms of the agreements, the impact of the one-month forward LIBOR curve and an evaluation of credit risk. Given the use of observable market assumptions and the consideration of credit risk, the Company has categorized the valuation of its interest rate hedge as Level 2.
The Company entered into its interest rate hedge agreements to mitigate the floating rate interest risk on a portion of its previously outstanding borrowings under the 2008 bank credit agreement. The fair value of the interest rate swap represented a liability of approximately $0.7 million at December 31, 2009. The fair value of the interest rate cap represented an asset of approximately $44,000 and $0.6 million at December 31, 2010 and 2009, respectively. The mark-to-market adjustment to reflect the fair value of the interest rate hedging instruments is reflected as interest expense in the accompanying consolidated statements of operations and represented income of $0.2 million, $1.7 million and $4.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.
6. Due to Parent
From time to time, the Company will receive cash advances from the Parent. The cash advances are generally for the purpose of funding business acquisitions of the Company. The amounts due to Parent are reduced by expenses paid by the Company on behalf of the Parent.
In March 2008, the Company received approximately $102.8 million from the Parent to partially fund the Community Acquisition. The cash proceeds resulted from the issuance of shares of Preferred Stock of the Parent.
Payment in kind dividends on each share of the Preferred Stock issued prior to April 24, 2006 accrue at a rate of 8% per annum on the liquidation value of $1,000 per share plus all accumulated and unpaid dividends thereon. Payment in kind dividends on each share of the Preferred Stock issued after April 24, 2006 accrue at a rate of 7% per annum on the liquidation value of $1,000 per share plus all accumulated and unpaid dividends thereon.
The Company also paid certain expenses incurred by the Parent in 2010, 2009 and 2008, resulting in a reduction of the amount due to Parent.
The Parent does not charge interest to the Company on the amounts due to Parent.
7. Income Taxes
The provision for income taxes from continuing operations for the years ended December 31, 2010, 2009 and 2008 consists of the following (in millions):

	2010	2009	2008

Current:
Federal	$—	$(0.3)	$0.4
State	0.9	0.1	0.6

Total current	0.9	(0.2)	1.0

Deferred:
Federal	(3.4)	3.9	(8.6)
State	(1.5)	(1.0)	(2.1)

Total deferred	(4.9)	2.9	(10.7)
Increase (decrease) in valuation allowance	7.2	(0.5)	15.2

Total	$3.2	$2.2	$5.5

A reconciliation of the statutory federal income tax rate to the Company’s effective income tax rate from continuing operations for the years ended December 31, 2010, 2009 and 2008 is as follows (dollars in millions):

	2010		2009		2008
Federal statutory rate	$(3.6)	34%	$3.1	34%	$(8.4)	34%
State income taxes, net of federal income tax benefits	(0.4)	4	(0.6)	(6)	(1.0)	4
Non-deductible expense	—	—	—	—	0.3	(1)
Employment tax credits	0.4	(4)	0.3	3	—	—
AMT tax credit	—	—	—	—	(0.4)	1
Effect of actualization of prior year tax return to prior year tax provision	0.1	(1)	0.1	1	—	—
Noncontrolling interests	(0.5)	5	(0.3)	(3)	(0.2)	1
Valuation allowance	7.2	(67)	(0.4)	(5)	15.2	(61)

Effective income tax rate	$3.2	(29)%	$2.2	24%	$5.5	(22)%

Deferred income taxes result from temporary differences in the recognition of assets, liabilities, revenues and expenses for financial accounting and tax purposes. Sources of these differences and the related tax effects at December 31, 2010 and 2009 are as follows (in millions):

	2010	2009

Deferred income tax liabilities:
Depreciation and amortization	$25.2	$19.4
Joint ventures	2.8	0.9
Physician income guarantees	0.4	0.6
Other	0.7	0.3

Total deferred tax liabilities	29.1	21.2

Deferred income tax assets:
Deferred loan costs	—	4.5
Organization costs	0.5	0.5
Professional liability claims	3.8	3.1
Accrued paid time off	3.0	2.8
Employee medical claims	1.1	1.1
Net operating losses	32.4	11.4
AMT credit	0.1	0.1
Employment credit	2.5	—
Accrued expenses	1.8	3.3
Charitable contributions	0.6	0.5
Provision for doubtful accounts	4.5	4.0
Other	—	0.4

Total deferred income tax assets	50.3	31.7
Valuation allowance	(30.5)	(17.6)

Net deferred income tax assets	19.8	14.1

Net deferred income tax liabilities	$(9.3)	$(7.1)

Because of uncertainties related to the realization of certain deferred tax assets, the Company recorded a valuation allowance of approximately $30.5 million as of December 31, 2010 and approximately $17.6 million as of December 31, 2009.
The Company has federal and state net operating loss carryforwards of approximately $70.5 million and $133.3 million, respectively at December 31, 2010, which will begin to expire in 2020 and 2029. The Company is not currently under any federal or state tax examination.
Effective January 1, 2009, The Company adopted the provisions of FASB authoritative guidance regarding income tax uncertainties. Upon adoption of these provisions, the Company did not record a liability for uncertain tax deductions. At December 31, 2010, the liability for unrecognized tax benefits remains at zero. Under these new provisions, the Company has elected to classify interest paid on an underpayment of income tax and related penalties as part of income tax expense.
8. Commitments and Contingencies
Employment Agreements
The Company has executed senior management agreements with eight of its senior executive officers. The agreements provide for minimum salary levels, adjusted based upon individual and Company performance criteria, as well as for participation in bonus plans which are payable if specific management goals are met. The agreements also provide for severance benefits, if certain criteria are met, for a period of up to two years. The senior management agreements remain in place for each of the senior executive officers during their period of employment with the Company or any of its subsidiaries.
Legal Proceedings and General Liability Claims
The Company is, from time to time, subject to claims and suits arising in the ordinary course of business, including claims for damages for personal injuries, medical malpractice, breach of management contracts, wrongful restriction of or interference with physicians’ staff privileges and employment related claims. In certain of these actions, plaintiffs request punitive or other damages against the Company which may not be covered by insurance. The Company is currently not a party to any proceeding which, in management’s opinion, would have a material adverse effect on the Company’s business, financial condition or results of operations.
9. Leases
The Company leases various buildings and equipment under operating lease agreements. The leases expire at various times and have various renewal options. At December 31, 2010, the Company has no leases under capital lease arrangements.
Operating lease rental expense relating primarily to the rental of buildings and equipment for the years ended December 31, 2010, 2009 and 2008 was approximately $14.4 million, $13.0 million and $11.3 million, respectively.
Future minimum rental commitments under noncancelable operating leases with an initial term in excess of one year at December 31, 2010, consist of the following (in millions):

Fiscal year:
2011	$7.9
2012	6.8
2013	5.5
2014	4.2
2015	3.3
Thereafter	4.2

Total minimum lease commitments	$31.9

10. Related-Party Transactions
On May 4, 2005, the Company executed a Professional Services Agreement (“PSA”) with GTCR Golder Rauner II, LLC (“GTCR”), whereby GTCR will provide ongoing financial and management consulting to Healthcare until all investment funds managed by GTCR cease to own at least 10% of the collective Preferred Stock and Common Stock of the Parent. Under the PSA, the Company shall pay GTCR a placement fee of up to 1% of any debt financing in which GTCR is involved in raising the debt financing.

Under the PSA, the Company shall pay GTCR an annual management fee equal to $0.15 million upon the Company’s achievement of EBITDA (as defined in the PSA) of $30 million. In each of 2010 and 2009, the Company paid GTCR $0.15 million in management fees under the PSA.
11. Retirement Plan
The Company has a defined contribution plan, effective December 1, 2005, covering all employees who have completed six months of service, as defined, and are age eighteen or older. Participants may contribute up to 99% of their annual compensation, as defined, up to a maximum of $16,500 for participants under the age of 50 or $22,000 for participants aged 50 years or older. Employer contributions amount to 100% of the first 2% of employee contributions and 25% on the next 4% of employee contributions, up to 3% of the individual participant’s annual compensation, as defined. Retirement plan expense was approximately $3.8 million and $3.7 million for the years ended December 31, 2009 and 2008, respectively, and is included in salaries and benefits on the consolidated statements of operations. The Company did not authorize an employer contribution for 2010.
12. Guarantor and Non-Guarantor Supplementary Information
The Company’s 9.25% Notes are jointly and severally guaranteed on an unsecured senior basis by substantially all of the Company’s wholly-owned subsidiaries. The following presents the condensed consolidating financial information for the parent issuer, guarantor subsidiaries, non-guarantor subsidiaries, certain eliminations and the Company for the years ended December 31, 2010, 2009 and 2008 and as of December 31, 2010 and 2009:
Capella Healthcare, Inc.
Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2010
(In Millions)

	Parent		Non-
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Net revenue	$—	$643.2	$226.3	$—	$869.5
Salaries and benefits	4.7	271.9	83.1	—	359.7
Supplies	0.1	78.5	41.0	—	119.6
Purchased services	1.4	37.2	14.0	—	52.6
Other operating expenses	2.0	82.7	21.0	—	105.7
Provision for bad debts	—	103.2	33.0	—	136.2
Equity in (earnings) losses of affiliates	(9.8)	—	—	9.8	—
Loss on refinancing	20.8	—	—	—	20.8
Management fees	(9.3)	7.1	2.4	—	0.2
Interest, net	3.8	36.8	7.8	—	48.4
Depreciation and amortization	0.1	28.7	8.3	—	37.1

Total costs and expenses	13.8	646.1	210.6	9.8	880.3
Income (loss) from continuing operations before income taxes	(13.8)	(2.9)	15.7	(9.8)	(10.8)
Income taxes	1.9	0.9	0.4	—	3.2

Income (loss) from continuing operations	(15.7)	(3.8)	15.3	(9.8)	(14.0)
Loss from discontinued operations	—	—	(0.2)	—	(0.2)

Net income (loss)	(15.7)	(3.8)	15.1	(9.8)	(14.2)
Less: Net income attributable to noncontrolling interests	—	—	1.5	—	1.5

Net income (loss) attributable to Capella Healthcare, Inc.	$(15.7)	$(3.8)	$13.6	$(9.8)	$(15.7)

Capella Healthcare, Inc.
Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2009
(In Millions)

	Parent		Non-
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Net revenue	$—	$616.0	$197.9	$—	$813.9
Salaries and benefits	12.0	257.1	77.8	—	346.9
Supplies	—	74.4	35.3	—	109.7
Purchased services	1.0	37.2	12.2	—	50.4
Other operating expenses	2.2	76.9	20.8	—	99.9
Provision for bad debts	—	86.4	24.9	—	111.3
Equity in (earnings) losses of affiliates	(8.7)	—	—	8.7	—
Management fees	(11.6)	8.6	3.2	—	0.2
Interest, net	2.1	37.0	9.4	—	48.5
Depreciation and amortization	0.1	28.7	9.0	—	37.8

Total costs and expenses	(2.9)	606.3	192.6	8.7	804.7
Income (loss) from continuing operations before income taxes	2.9	9.7	5.3	(8.7)	9.2
Income taxes	1.3	0.7	0.2	—	2.2

Income (loss) from continuing operations	1.6	9.0	5.1	(8.7)	7.0
Loss from discontinued operations	—	—	(4.5)	—	(4.5)

Net income (loss)	1.6	9.0	0.6	(8.7)	2.5
Less: Net income attributable to noncontrolling interests	—	—	0.9	—	0.9

Net income (loss) attributable to Capella Healthcare, Inc.	$1.6	$9.0	$(0.3)	$(8.7)	$1.6

Capella Healthcare, Inc.
Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2008
(In Millions)

	Parent		Non-
	Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Net revenue	$—	$539.6	$162.8	$—	$702.4
Salaries and benefits	5.8	231.7	67.2	—	304.7
Supplies	0.1	67.7	29.0	—	96.8
Other operating expenses	2.4	105.9	29.5	—	137.8
Provision for bad debts	—	62.4	18.7	—	81.1
Equity in (earnings) losses of affiliates	(1.8)	—	—	1.8	—
Loss on refinancing	22.4	—	—	—	22.4
Management fees	(8.8)	6.8	2.2	—	0.2
Interest, net	7.0	33.9	9.5	—	50.4
Depreciation and amortization	0.1	26.0	7.6	—	33.7

Total costs and expenses	27.2	534.4	163.7	1.8	727.1
Income (loss) from continuing operations before income taxes	(27.2)	5.2	(0.9)	(1.8)	(24.7)
Income taxes	5.4	0.1	—	—	5.5

Income (loss) from continuing operations	(32.6)	5.1	(0.9)	(1.8)	(30.2)
Loss from discontinued operations	—	—	(1.9)	—	(1.9)

Net income (loss)	(32.6)	5.1	(2.8)	(1.8)	(32.1)
Less: Net income attributable to noncontrolling interests	—	—	0.5	—	0.5

Net income (loss) attributable to Capella Healthcare, Inc.	$(32.6)	$5.1	$(3.3)	$(1.8)	$(32.6)

Capella Healthcare, Inc.
Condensed Consolidating Balance Sheets
December 31, 2010
(In Millions)

				Non-
	Parent Issuer		Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$55.0		$(4.6)	$(2.1)	$—	$48.3
Accounts receivable, net	—		83.5	32.1	—	115.6
Inventories	—		16.6	8.6	—	25.2
Prepaid expenses and other current assets	1.4		2.6	0.8	—	4.8
Other receivables	0.4		1.8	0.1	—	2.3
Deferred tax assets	3.5		—	—	—	3.5
Income tax receivable	0.6		—	—	—	0.6

	60.9		99.9	39.5	—	200.3
Property and equipment:
Land	—		32.5	8.2	—	40.7
Buildings and improvements	0.1		281.9	91.7	—	373.7
Equipment	0.8		136.0	33.2	—	170.0
Construction in progress	0.6		3.3	0.8	—	4.7

	1.5		453.7	133.9	—	589.1
Accumulated depreciation	(0.4)		(108.5)	(29.5)	—	(138.4)

	1.1		345.2	104.4	—	450.7

Goodwill	89.9		—	—	—	89.9
Intangible assets, net	—		7.2	1.9	—	9.1
Investments in subsidiaries	24.3		—	—	(24.3)	—
Other assets, net	16.3		1.0	0.5	—	17.8

	$192.5	*	$453.3	$146.3	$(24.3)	$767.8

Liabilities and stockholder’s deficit
Current liabilities:
Accounts payable	$0.8		$14.6	$7.0	$—	$22.4
Salaries and benefits payable	0.6		14.9	6.8	—	22.3
Accrued interest	23.7		—	—	—	23.7
Other accrued liabilities	4.4		6.3	2.0	—	12.7
Current portion of long-term debt	—		—	—	—	—

	29.5		35.8	15.8	—	81.1
Long-term debt	—		388.9	105.2	—	494.1
Deferred income taxes	12.8		—	—	—	12.8
Other liabilities	11.8		0.3	—	—	12.1
Redeemable controlling interests	—		—	5.5	—	5.5
Due to parent	186.4		12.9	10.9	—	210.2
Total stockholder’s deficit	(48.0)		15.4	8.9	(24.3)	(48.0)

	$192.5	*	$453.3	$146.3	$(24.3)	$767.8

*	In the Registration Statement filed on June 28, 2011, the number reported for total assets and total liabilities and stockholder’s equity (deficit) was $333.0. Such previously-reported amounts were typographical errors. In this Amendment No. 1 to the Registration Statement, the numbers have been corrected to be $192.5. This change did not affect any other numbers in this column or any other column within this condensed consolidating balance sheet.

Capella Healthcare, Inc.
Condensed Consolidating Balance Sheets
December 31, 2009
(In Millions)

	Parent Issuer		Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$25.6		$(4.3)	$(1.7)	$—	$19.6
Accounts receivable, net	0.1		91.3	30.5	—	121.9
Inventories	—		16.3	7.4	—	23.7
Prepaid expenses and other current assets	1.0		2.7	0.5	—	4.2
Other receivables	0.3		2.5	0.3	—	3.1
Deferred tax assets	4.3		—	—	—	4.3
Income tax receivable	1.0		—	—	—	1.0

	32.3		108.5	37.0	—	177.8
Property and equipment:
Land	—		29.9	9.2	—	39.1
Buildings and improvements	—		281.7	91.3	—	373.0
Equipment	0.7		111.6	27.4	—	139.7
Construction in progress	0.3		8.8	2.0	—	11.1

	1.0		432.0	129.9	—	562.9
Accumulated depreciation	(0.3)		(79.7)	(21.2)	—	(101.2)

	0.7		352.3	108.7	—	461.7

Goodwill	89.0		—	—	—	89.0
Intangible assets, net	—		7.0	1.6	—	8.6
Investments in subsidiaries	13.0		—		(13.0)	—
Other assets, net	18.3		0.3	0.6	—	19.2

	$153.3	*	$468.1	$147.9	$(13.0)	$756.3

Liabilities and stockholder’s deficit
Current liabilities:
Accounts payable	$1.2		$18.1	$6.6	$—	$25.9
Salaries and benefits payable	4.3		16.3	5.2	—	25.8
Accrued interest	—		—	—	—	—
Other accrued liabilities	6.3		8.3	1.9	—	16.5
Current portion of long-term debt	—		9.5	2.8	—	12.3

	11.8		52.2	16.5	—	80.5
Long-term debt	—		361.4	110.8	—	472.2
Deferred income taxes	11.4		—	—	—	11.4
Other liabilities	9.2		0.5	0.1	—	9.8
Redeemable noncontrolling interests	—		—	5.1	—	5.1
Due to parent	152.9		35.9	20.5	—	209.3
Total stockholder’s deficit	(32.0)		18.1	(5.1)	(13.0)	(32.0)

	$153.3	*	$468.1	$147.9	$(13.0)	$756.3

*	In the Registration Statement filed on June 28, 2011, the number reported for total assets and total liabilities and stockholder’s equity (deficit) was $304.9. Such previously-reported amounts were typographical errors. In this Amendment No. 1 to the Registration Statement, the numbers have been corrected to be $153.3. This change did not affect any other numbers in this column or any other column within this condensed consolidating balance sheet.

Capella Healthcare, Inc.
Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2010
(In Millions)

			Non-
	Parent Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Operating activities:
Net income (loss)	$(15.7)	$(3.8)	$15.1	$(9.8)	$(14.2)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in earnings of affiliates	(9.8)	—	—	9.8	—
Depreciation and amortization	0.1	28.7	8.3	—	37.1
Loss on refinancing	20.8	—	—	—	20.8
Deferred income taxes	2.3	—	—	—	2.3
Stock-based compensation	0.3	—	—	—	0.3
Gains from mark to market swap valuation	(0.2)	—	—	—	(0.2)
Changes in operating assets and liabilities, net of effect of acquisitions:					—
Accounts receivable, net	(1.2)	9.0	(1.3)	—	6.5
Inventories	—	(0.3)	(1.2)	—	(1.5)
Prepaid expenses and other current assets	(1.2)	0.9	(0.1)	—	(0.4)
Accounts payable and other current liabilities	(2.7)	(5.5)	0.6	—	(7.6)
Accrued salaries	(3.7)	(1.3)	1.6	—	(3.4)
Accrued interest	23.7	—	—	—	23.7
Other	2.8	(0.3)	—	—	2.5

Net cash provided by operating activities	15.5	27.4	23.0	—	65.9
Investing activities:
Purchase of property and equipment, net	(0.5)	(21.6)	(4.0)	—	(26.1)
Change in other assets	3.1	(0.6)	(0.2)	—	2.3

Net cash provided by (used in) investing activities	2.6	(22.2)	(4.2)	—	(23.8)
Financing activities:
Proceeds from long-term debt	—	388.6	105.1	—	493.7
Payment of debt and capital leases	—	(370.9)	(113.6)	—	(484.5)
Advances to (from) Parent	33.0	(23.2)	(9.3)	—	0.5
Payment of debt issue costs	(21.7)	—	—	—	(21.7)
Distributions to noncontrolling interests	—	—	(1.4)	—	(1.4)

Net cash provided by (used in) financing activities	11.3	(5.5)	(19.2)	—	(13.4)

Change in cash and cash equivalents	29.4	(0.3)	(0.4)	—	28.7
Cash and cash equivalents at beginning of year	25.6	(4.3)	(1.7)	—	19.6

Cash and cash equivalents at end of year	$55.0	$(4.6)	$(2.1)	$—	$48.3

Capella Healthcare, Inc.
Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2009
(In Millions)

			Non-
	Parent Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Operating activities:
Net income (loss)	$1.6	$9.0	$0.6	$(8.7)	$2.5
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in earnings of affiliates	(8.7)	—	—	8.7	—
Depreciation and amortization	0.1	28.7	9.0	—	37.8
Deferred income taxes	2.5	—	—	—	2.5
Stock-based compensation	0.3	—	—	—	0.3
Gains from mark to market swap valuation	(1.7)	—	—	—	(1.7)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable, net	(0.1)	(7.7)	(3.2)	—	(11.0)
Inventories	—	(0.9)	0.4	—	(0.5)
Prepaid expenses and other current assets	(1.6)	(1.8)	—	—	(3.4)
Accounts payable and other current liabilities	2.7	3.8	1.3	—	7.8
Accrued salaries	3.7	1.6	(0.4)	—	4.9
Accrued interest	(0.3)	—	—	—	(0.3)
Other	(3.5)	0.2	—	—	(3.3)

Net cash provided by (used in) operating activities	(5.0)	32.9	7.7	—	35.6
Investing activities:
Purchase of property and equipment, net	(0.6)	(15.8)	(5.7)	—	(22.1)
Proceeds from disposition of hospital	—	—	3.5	—	3.5
Change in other assets	3.4	(1.0)	(0.1)	—	2.3

Net cash provided by (used in) investing activities	2.8	(16.8)	(2.3)	—	(16.3)
Financing activities:
Payment of debt and capital leases	—	(2.4)	(0.8)	—	(3.2)
Advances to (from) Parent	13.8	(12.2)	(4.7)	—	(3.1)
Distributions to noncontrolling interests	—	—	(0.3)	—	(0.3)
Proceeds from noncontrolling interests	—	—	0.5	—	0.5

Net cash provided by (used in) financing activities	13.8	(14.6)	(5.3)	—	(6.1)

Change in cash and cash equivalents	11.6	1.5	0.1	—	13.2
Cash and cash equivalents at beginning of year	14.0	(5.8)	(1.8)	—	6.4

Cash and cash equivalents at end of year	$25.6	$(4.3)	$(1.7)	$—	$19.6

Capella Healthcare, Inc.
Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2008
(In Millions)

			Non-
	Parent Issuer	Guarantors	Guarantors	Eliminations	Consolidated
Operating activities:
Net income (loss)	$(32.6)	$5.1	$(2.8)	$(1.8)	$(32.1)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in earnings of affiliates	(1.8)	—	—	1.8	—
Depreciation and amortization	—	26.1	7.6	—	33.7
Loss on refinancing	22.4	—	—	—	22.4
Deferred income taxes	4.5	—			4.5
Stock-based compensation	0.1	—	—	—	0.1
Losses from mark to market swap valuation	4.7	—	—	—	4.7
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable, net	(0.3)	0.3	(1.8)	—	(1.8)
Inventories	—	0.1	—	—	0.1
Prepaid expenses and other current assets	(0.2)	0.5	0.1	—	0.4
Accounts payable and other current liabilities	(1.0)	(1.0)	1.2	—	(0.8)
Accrued salaries	—	0.2	0.8	—	1.0
Accrued interest	0.2	—	—	—	0.2
Other	3.1	0.1	0.1	—	3.3

Net cash provided by (used in) operating activities	(0.9)	31.4	5.2	—	35.7
Investing activities:
Acquisition of healthcare businesses	(22.0)	(224.4)	(76.6)	—	(323.0)
Escrow deposit payments for pending acquisitions	5.0	—	—	—	5.0
Purchase of property and equipment, net	(0.1)	(14.5)	(5.2)	—	(19.8)
Change in other assets	3.2	(2.4)	(0.1)	—	0.7

Net cash used in investing activities	(13.9)	(241.3)	(81.9)	—	(337.1)
Financing activities:
Proceeds from long-term debt	—	384.6	116.9	—	501.5
Payments of debt and capital leases	—	(209.9)	(46.3)	—	(256.2)
Advances to (from) Parent	68.0	30.2	4.7	—	102.9
Payment of debt issue costs	(40.5)	—	—	—	(40.5)
Other	0.3	—	—	—	0.3
Distributions to noncontrolling interests	—	—	(0.2)	—	(0.2)

Net cash provided by financing activities	27.8	204.9	75.1	—	307.8

Change in cash and cash equivalents	13.0	(5.0)	(1.6)	—	6.4
Cash and cash equivalents at beginning of year	1.0	(0.8)	(0.2)	—	—

Cash and cash equivalents at end of year	$14.0	$(5.8)	$(1.8)	$—	$6.4

$500,000,000
Capella Healthcare, Inc.
9 1/4% Senior Notes due 2017

PROSPECTUS

, 2011

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers.
Alabama Registrants
Cullman County Medical Clinic, Inc., Cullman Hospital Corporation, Hartselle Physicians, Inc., Parkway Medical Clinic, Inc., and QHG of Jacksonville, Inc. are incorporated under the laws of Alabama.
     The Code of Alabama 1975 (the “Alabama Code”), Section 10A-2-8.51 and 10A-2-8.56 gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, penalties, fines and amounts paid in settlement reasonably incurred by him in connection with such action, suit or proceeding if such person acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation, when acting in his or her official capacity with the corporation, or, in all other cases, not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. No indemnification shall be made, however, in respect of any claim, issue or matter as to which such person shall have not met the applicable standard of conduct, shall have been adjudged to be liable to the corporation or, in connection with any other action, suit or proceeding charging improper personal benefit to such person, if such person was adjudged liable on the basis that personal benefit was improperly received by him, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for reasonable expenses, which such court shall deem proper.
     Sections 10A-2-8.52 and 10A-2-8.56 of the Alabama Code state that, to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) reasonably incurred by him in connection therewith, notwithstanding that he has not been successful on any other claim, issue or matter in any such action, suit or proceeding.
     The bylaws of each corporation provide that the corporation shall indemnify its officers and directors against all reasonable expense incurred by them in defending claims or suits, irrespective of the time of occurrence of the claims or causes of action in such suits, made or brought against them as officers or directors of the corporation, and against all liability in such suits, except in such cases as involve gross negligence or willful misconduct in the performance of their duties. Such indemnification shall extend to the payment of judgments against such officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the corporation or amounts paid in settlement to the corporation. Such indemnification shall also extend to the payment of counsel fees and expenses of such officers and directors in suits against them where successfully defended by them or where unsuccessfully defended, if there is no finding or judgment that the claim or action arose from the gross negligence or willful misconduct of such officers or directors. Such right of indemnification is not exclusive of any right to which such officer or director may be entitled as a matter of law and shall extend and apply to the estates of such deceased officers or directors.

Delaware Registrants
(a) Capella Healthcare, Inc., Columbia Olympia Management, Inc., Cullman Surgery Venture Corp., National Healthcare of Decatur, Inc., and National Healthcare of Hartselle, Inc., are incorporated under the laws of Delaware.
     Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
     Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the directors’ fiduciary duty of care, except (i) for any breach of the directors’ duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.
     The bylaws for Capella provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of Capella or is or was serving at the request of Capella as a director, officer, employee, fiduciary, or agent of another corporation or of a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by Capella to the fullest extent which it is empowered to do so by the DGCL, as the same exists or may hereafter be amended against all expense, liability and loss (including attorneys’ fees actually and reasonably incurred by such person in connection with such proceeding) and such indemnification shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that Capella shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by Capella’s Board of Directors. Capella may, by action of the Board of Directors, provide indemnification to employees and agents of the corporation with the same scope and effect as the foregoing indemnification of directors and officers.
     The bylaws of the remainder of the Delaware corporate registrants indemnify their officers and directors against all reasonable expense incurred by them in defending claims or suits, irrespective of the time of the occurrence of the claims or causes of action in such suits, made or brought against them as officers or directors of the corporation, and against all liability in such suits, except in such cases as involve gross negligence or willful misconduct in the performance of their duties. Such indemnification extends to the payment of judgments against such officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the corporation or amounts paid in settlement to the corporation. Such indemnification also extends to the payment of counsel fees and expenses of such officers and directors in suits against them where successfully defended by them or where unsuccessfully defended, if there is no finding or judgment that the claim or action arose from the gross negligence or willful misconduct of such officers or directors. Such right of indemnification is not exclusive of any right to which such officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.
(b) Capella Holdings of Oklahoma, LLC, Capital Medical Center Holdings, LLC, Capital Medical Center Partner, LLC, CMHC Holdings, LLC, Farmington Heart & Vascular Center, LLC, Jacksonville Medical Professional Services, LLC, Jacksonville Surgical and Medical Affiliates, LLC, Lawton Holdings, LLC, Lawton Surgery Investment Company, LLC, Muskogee Holdings, LLC, Muskogee Medical and Surgical Associates, LLC, Muskogee Physician Group, LLC, Muskogee Regional Medical Center, LLC, National Park Cardiology Services, LLC, National Park Family Care, LLC, National Park Physician Services, LLC, NPMC Holdings, LLC, NPMC Home Health,

LLC, NPMC, LLC, Oregon Healthcorp, LLC, River Park Physician Group, LLC, Russelllville Holdings, LLC, Southwestern Medical Center, LLC, Southwestern Radiology Affiliates, LLC, Southwestern Surgical Affiliates, LLC, St. Mary’s Holdings, LLC, St. Mary’s Physician Services, LLC, St. Mary’s Real Property, LLC, Williamette Valley Clinics, LLC, Williaette Valley Medical Center, LLC, and WPC Holdco, LLC are formed under the laws of Delaware.
     Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager of the limited liability company from and against any and all claims and demands whatsoever.
     The operating agreement of each of the Delaware limited liability company provides for the indemnification of such registrant’s officers and managers against all reasonable expenses incurred by them in defending claims or suits, irrespective of the time of occurrence of the claims or causes of action in such suits, made or brought against them as officers or managers of the company, and against all liability in such suits, except in such cases as involve gross negligence or willful misconduct in the performance of their duties. Such indemnification extends to the payment of judgments against such officers and managers and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the company or amounts paid in settlement to the company. Such indemnification shall also extend to the payment of counsel fees and expenses of such officers and managers in suits against them where successfully defended by them or where unsuccessfully defended, if there is no finding or judgment that the claim or action arose from the gross negligence or willful misconduct of such officers or managers. Such right of indemnification is not exclusive of any right to which such officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers or directors.
Missouri Registrants
     (a) Farmington Hospital Corporation is incorporated under the laws of Missouri.
     Section 351.355(1) of the Revised Statutes of Missouri provides that a corporation may indemnify a director or officer of the corporation in any action, suit or proceeding other than an action by or in the right of the corporation, against expenses (including attorneys’ fees), judgments, fines and settlement amounts actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.
     Section 351.355(2) provides that the corporation may indemnify any such person in any action or suit by or in the right of the corporation against expenses (including attorneys’ fees) and settlement amounts actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that he may not be indemnified in respect of any matter in which he has been adjudged liable for negligence or misconduct in the performance of his duty to the corporation, unless authorized by the court.
     Section 351.355(3) provides that a corporation shall indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the action, suit or proceeding if he has been successful in defense of such action, suit or proceeding and if such action, suit or proceeding is one for which the corporation may indemnify him under Section 351.355(1) or (2).
     Section 351.355(7) provides that a corporation shall have the power to give any further indemnity to any such person, in addition to the indemnity otherwise authorized under Section 351.355, provided such further indemnity is either (i) authorized, directed or provided for in the articles of incorporation of the corporation or any duly adopted amendment thereof or (ii) is authorized, directed or provided for in any bylaw or agreement of the corporation which has been adopted by a vote of the shareholders of the corporation, provided that no such indemnity shall indemnify any person from or on account of such person’s conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.
     The bylaws of Farmington Hospital Corporation provide for the indemnification of the officers and directors of Farmington Hospital Corporation against all reasonable expense incurred by them in defending claims or suits, irrespective of the time of the occurrence of the claims or causes of action in such suits, made or brought against them as officers or directors of the corporation, and against all liability in such suits, except in such cases as involve gross negligence or willful misconduct in the performance of their duties. Such indemnification extends to the payment of judgments against such officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the corporation or amounts paid in settlement to the corporation. Such indemnification also extends to the payment of counsel fees and expenses of such officers and directors in suits against them where successfully defended by them or where unsuccessfully defended, if there is no finding or judgment that the claim or action arose from the gross negligence or willful misconduct of such officers or directors. Such right of indemnification is not exclusive of any right to which such officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.
(b) Farmington Clinic Company, LLC, Farmington Missouri Hospital Company, LLC, and Mineral Area Pharmacy and Durable Medical Equipment, LLC are formed under the laws of Missouri.
     The operating agreements of each Missouri limited liability company registrant provides for the indemnification of such registrant’s officers and managers against all reasonable expense incurred by them in defending claims or suits, irrespective of the time of the occurrence of the claims or causes of action in such suits, made or brought against them as officers or managers of the company, and against all liability in such suits, except in such cases as involve gross negligence or willful misconduct in the performance of their duties. Such indemnification extends to the payment of judgments against such officers and managers and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the company or amounts paid in settlement to the company. Such indemnification also extends to the payment of counsel fees and expenses of such officers and managers in suits against them where successfully defended by them or where unsuccessfully defended, if there is no finding or judgment that the claim or action arose from the gross negligence or willful misconduct of such officers or managers. Such right of indemnification is not exclusive of any right to which such officer or manager may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and managers.
     The Missouri Limited Liability Company Act is silent with respect to the limits of a limited liability company’s ability to provide for the indemnification of its officers and managers in its operating agreement. However, Section 347.081(2) states that it is the policy of the Missouri Limited Liability Company Act to give the maximum effect to the principle of freedom of contract and to the enforceability of operating agreements.
Oklahoma Registrants
Southwestern Emergency Department Physicians Services, LLC, Southwestern Neurosurgery Physicians, LLC, and Southwestern Physician Services, LLC are formed under the laws of Oklahoma.
     Section 2017 of the Oklahoma Limited Liability Company Act (“OLLCA”) provides that the articles of organization or operating agreement of a limited liability company may provide for the indemnification of members or managers of the company. Under the OLLCA, the articles of organization or operating agreement may also eliminate or limit the liability of a member or manager for monetary damages for breach of fiduciary duty, except in circumstances involving (i) a manager’s breach of the duty of loyalty to the company or its members, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of the law, or (iii) any transaction from which the manager derived an improper personal benefit.
     The operating agreement of each Oklahoma limited liability company registrant provides for the indemnification of such registrant’s officers and managers against all reasonable expense incurred by them in defending claims or suits, irrespective of the time of the occurrence of the claims or causes of action in such suits, made or brought against them as officers or managers of the company, and against all liability in such suits, except in such cases as involve gross negligence or willful misconduct in the performance of their duties. Such indemnification extends to the payment of judgments against such officers and managers and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the company or amounts paid in settlement to the company. Such indemnification also extends to the payment of counsel fees and expenses of such officers and managers in suits against them where successfully defended by them or where unsuccessfully defended, if there is no finding or judgment that the claim or action arose from the gross negligence or willful misconduct of such officers or managers. Such right of indemnification is not exclusive of any right to which such officer or manager may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and managers.
Tennessee Registrants
(a) Columbia Medical Group — South Pittsburg, Inc., River Park Hospital, Inc., SP Acquisition Corp. and Sparta Hospital Corporation are incorporated under the laws of Tennessee.
     The Tennessee Business Corporation Act (“TBCA”) sets forth in Sections 48-18-502 through 48-18-508 the circumstances governing the indemnification of directors and officers of a corporation against liability incurred in the course of their official capacities. Section 48-18-502 of the TBCA provides that a corporation may indemnify any director against liability incurred in connection with a proceeding if (i) the director acted in good faith, (ii) the director reasonably believed, in the case of conduct in his or her official capacity with the corporation, that such conduct was in the corporation’s best interest, or, in all other cases, that his or her conduct was not opposed to the best interests of the corporation and (iii) in connection with any criminal proceeding, the director had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer is adjudged to be liable to the corporation. Similarly, the TBCA prohibits indemnification in connection with any proceeding charging improper personal benefit to a director, if such director is adjudged liable on the basis that a personal benefit was improperly received. In cases where the director is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director of a corporation, Section 48-18-503 of the TBCA mandates that the corporation indemnify the director against reasonable expenses incurred in the proceeding. Notwithstanding the foregoing, Section 48-18-505 of the TBCA provides that a court of competent jurisdiction, upon application, may order that a director or officer be indemnified for reasonable expense if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met. Officers who are not directors are entitled, through the provisions of Section 48-18-507 of the TBCA, to the same indemnification afforded to directors under Sections 48-18-503 and 48-18-505.
     The bylaws of each of the Tennessee corporations provide for the indemnification of such corporations’ officers and directors against all reasonable expense incurred by them in defending claims or suits, irrespective of the time of the occurrence of the claims or causes of action in such suits, made or brought against them as officers or directors of the corporation, and against all liability in such suits, except in such cases as involve gross negligence or willful misconduct in the performance of their duties. Such indemnification extends to the payment of judgments against such officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the corporation or amounts paid in settlement to the corporation. Such indemnification also extends to the payment of counsel fees and expenses of such officers and directors in suits against them where successfully defended by them or where unsuccessfully defended, if there is no finding or judgment that the claim or action arose from the gross negligence or willful misconduct of such officers or directors. Such right of indemnification is not exclusive of any right to which such officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.
(b) Grandview Physician Group, LLC, River Park Hospitalists, LLC, and Sequatchie Valley Urology, LLC are formed under the laws of Tennessee.
     River Park Hospitalists, LLC and Sequatchie Valley Urology, LLC are limited liability companies formed under the Tennessee Limited Liability Company Act (the “TLLCA”). Grandview Physician Group, LLC is a limited liability company formed under the Tennessee Revised Limited Liability Company Act (the “TRLLCA”).
     Section 48-243-101 of the TLLCA provides that a limited liability company may indemnify governors, officers and members of the limited liability company against liability if (1) the individual acted in good faith and (2) reasonably believed that such individual’s conduct in his or her official capacity was in the best interest of the limited liability company and in all other cases that such individual’s conduct was at least not opposed to the best interests of the limited liability company and (3) in a criminal proceeding, the individual had no cause to believe such individual’s conduct was unlawful. Section 48-243-101(b) also provides that unless otherwise provided by its articles of organization, a limited liability company may not indemnify a responsible person in connection with a proceeding to which the responsible person was adjudged liable to the limited liability company or in connection with a proceeding whereby such responsible person is adjudged liable to the limited liability company for receiving an improper personal benefit. Section 48-243-101(c) of the TLLCA provides that unless otherwise provided by its articles of organization, a limited liability company shall indemnify a responsible person who was wholly successful in the defense of a proceeding against that person as a responsible person for the limited liability company.
     Section 48-249-115(b) of the TRLLCA provides that a limited liability company may an individual made a party to a proceeding because such individual is or was a responsible person against liability incurred in the proceeding if (1) the individual acted in good faith and (2) reasonably believed that such individual’s conduct in his or her official capacity was in the best interest of the limited liability company and in all other cases that such individual’s conduct was at least not opposed to the best interests of the limited liability company and (3) in a criminal proceeding, the individual had no cause to believe such individual’s conduct was unlawful. Section 48-249-115(b) of the TRLLCA also provides that a limited liability company may not indemnify a responsible person in connection with a proceeding to which the responsible person was adjudged liable to the limited liability company or in connection with a proceeding whereby such responsible person is adjudged liable to the limited liability company for receiving an improper personal benefit. Section 48-249-115(c) of the TRLLCA provides that unless otherwise provided by its articles of organization, a limited liability company shall indemnify a responsible person who was wholly successful in the defense of a proceeding against that person as a responsible person for the limited liability company.
     Both Section 48-243-101(h) of the TLLCA and Section 48-249-115(h) of the TRLLCA authorize a limited liability company to purchase and maintain insurance on behalf of any person who is or was a responsible person, manager, officer, employee, independent contractor, or agent of the limited liability company, or who while a responsible person, manager, officer, employee, independent contractor, or agent of the limited liability company, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the limited liability company would otherwise have the power to indemnify him under Section 48-243-101(b)-(c) of the TLLCA or Section 48-249-115(b)-(c), as applicable.
     Both Section 48-243-101(i) of the TLLCA and Section 48-249-115(i) of the TRLLCA prohibit indemnification if a responsible person is adjudged liable for a breach of the duty of loyalty to the limited liability company or its members or for acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law.
     The operating agreement of each Tennessee limited liability company registrant provides for the indemnification of such registrant’s officers and managers against all reasonable expense incurred by them in defending claims or suits, irrespective of the time of the occurrence of the claims or causes of action in such suits, made or brought against them as officers or managers of the company, and against all liability in such suits, except in such cases as involve gross negligence or willful misconduct in the performance of their duties. Such indemnification extends to the payment of judgments against such officers and managers and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the company or amounts paid in settlement to the company. Such indemnification also extends to the payment of counsel fees and expenses of such officers and managers in suits against them where successfully defended by them or where unsuccessfully defended, if there is no finding or judgment that the claim or action arose from the gross negligence or willful misconduct of such officers or managers. Such right of indemnification is not exclusive of any right to which such officer or manager may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and managers.
Washington Registrant
     Western Washington Healthcare, LLC is formed under the laws of Washington.
     Section 25.15.040 of the Washington Limited Liability Company Act (the “WLLCA”) provides that a limited liability company agreement may contain provisions not inconsistent with law that: (a) eliminate or limit the personal liability of a member or manager to the limited liability company or its members for monetary damages for conduct as a member or manager, provided that such provisions shall not eliminate or limit the liability of a member or manager for acts or omissions that involve intentional misconduct or a knowing violation of law by a member or manager, for conduct of the member or manager, violating Section 25.15.235 of the WLLCA (which restricts distributions when a company’s liabilities exceed its assets) or for any transaction from which the member or manager will personally receive a benefit in money, property or services to which the member or manager is not legally entitled; or (b) indemnify any member or manager from and against any judgments, settlements, penalties, fines or expenses incurred in a proceeding to which an individual is a party because he or she is, or was, a member or a manager, provided that no such indemnity shall indemnify a member or a manager from or on account of acts or omissions of the member or manager finally adjudged to be intentional misconduct or a knowing violation of law by the member or manager, conduct of the member or manager adjudged to be in violation of Section 25.15.235 of the WLLCA or any transaction with respect to which it was finally adjudged that such member or manager received a benefit in money, property or services to which such member or manager was not legally entitled.
     The operating agreement of Western Washington Healthcare, LLC provides for the indemnification of the officers and managers of Western Washington Healthcare, LLC against all reasonable expenses incurred by them in defending claims or suits, irrespective of the time of occurrence of the claims or causes of action in such suits, made or brought against them as officers or managers of the company, and against all liability in such suits, except in such cases as involve gross negligence or willful misconduct in the performance of their duties. Such indemnification shall extend to the payment of judgments against such officers and managers and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the company or amounts paid in settlement to the company. Such indemnification shall also extend to the payment of counsel fees and expenses of such officers and managers in suits against them where successfully defended by them or where unsuccessfully defended, if there is no finding or judgment that the claim or action arose from the gross negligence or willful misconduct of such officers or managers. Such right of indemnification is not exclusive of any right to which such officer or manager may be entitled as a matter of law and shall extend and apply to the estates of deceased officers or managers.
Certain Other Arrangements
     Capella maintains a directors’ and officers’ liability insurance policy that covers the directors and officers of each of the registrants in amounts that Capella believes are customary in its industry, including for liabilities in connection with the registration, offering and sale of the notes.
Item 21. Exhibits and Financial Statement Schedules
              (a) Exhibits:

Exhibit
Number	Description
3.1	Certificate of Incorporation of Capella Healthcare, Inc. *

3.2	By-Laws of Capella Healthcare, Inc. *

3.3	Certificate of Formation of Capella Holdings of Oklahoma, LLC *

3.4	Limited Liability Company Agreement of Capella Holdings of Oklahoma, LLC *

3.5	Certificate of Formation of Capital Medical Center Holdings, LLC *

3.6	Operating Agreement of Capital Medical Center Holdings, LLC *

3.7	Certificate of Formation of Capital Medical Center Partner, LLC, as amended *

3.8	Limited Liability Company Agreement of Capital Medical Center Partner, LLC *

Exhibit
Number	Description
3.9	Certificate of Formation of CMCH Holdings LLC *

3.10	Limited Liability Company Agreement of CMCH Holdings LLC *

3.11	Charter of Columbia Medical Group — South Pittsburg, Inc. *

3.12	By-Laws of Columbia Medical Group — South Pittsburg, Inc. *

3.13	Certificate of Incorporation of Columbia Olympia Management, Inc. *

3.14	By-Laws of Columbia Olympia Management, Inc. *

3.15	Articles of Incorporation of Cullman County Medical Clinic, Inc., as amended *

3.16	By-Laws of Cullman County Medical Clinic, Inc., as amended *

3.17	Articles of Incorporation of Cullman Hospital Corporation, as amended *

3.18	By-Laws of Cullman Hospital Corporation, as amended *

3.19	Articles of Incorporation of Cullman Surgery Venture Corp. *

3.20	By-Laws of Cullman Surgery Venture Corp., as amended *

3.21	Certificate of Formation of Farmington Clinic Company, LLC *

3.22	Operating Agreement of Farmington Clinic Company, LLC, as amended *

3.23	Certificate of Formation of Farmington Heart & Vascular Center, LLC *

3.24	Operating Agreement of Farmington Heart & Vascular Center, LLC *

3.25	Certificate of Incorporation of Farmington Hospital Corporation *

3.26	By-Laws of Farmington Hospital Corporation, as amended *

3.27	Certificate of Incorporation of Farmington Missouri Hospital Company, LLC *

3.28	Operating Agreement of Farmington Missouri Hospital Company, LLC, as amended *

3.29	Articles of Organization of Grandview Physician Group, LLC, as amended *

3.30	Operating Agreement of Grandview Physician Group, LLC *

3.31	Articles of Incorporation of Hartselle Physicians, Inc. *

3.32	By-Laws of Hartselle Physicians, Inc., as amended *

3.33	Certificate of Formation of Jacksonville Medical Professional Services, LLC, as amended *

3.34	Limited Liability Company Agreement of Jacksonville Medical Professional Services, LLC, as amended *

3.35	Certificate of Formation of Jacksonville Surgical and Medical Affiliates, LLC *

Exhibit
Number	Description
3.36	Limited Liability Company Agreement of Jacksonville Surgical and Medical Affiliates, LLC *

3.37	Certificate of Formation of Lawton Holdings, LLC *

3.38	Limited Liability Company Agreement of Lawton Holdings, LLC *

3.39	Articles of Organization of Mineral Area Pharmacy and Durable Medical Equipment, LLC *

3.40	Operating Agreement of Mineral Area Pharmacy and Durable Medical Equipment, LLC, as amended *

3.41	Certificate of Formation of Muskogee Holdings, LLC *

3.42	Limited Liability Company Agreement of Muskogee Holdings, LLC *

3.43	Certificate of Formation of Muskogee Medical and Surgical Associates, LLC *

3.44	Limited Liability Company Agreement of Muskogee Medical and Surgical Associates, LLC *

3.45	Certificate of Formation of Muskogee Physician Group, LLC *

3.46	Limited Liability Company Agreement of Muskogee Physician Group, LLC *

3.47	Certificate of Formation of Muskogee Regional Medical Center, LLC *

3.48	Limited Liability Company Agreement of Muskogee Regional Medical Center, LLC *

3.49	Certificate of Incorporation of National Healthcare of Decatur Inc. *

3.50	By-Laws of National Healthcare of Decatur Inc., as amended *

3.51	Certificate of Incorporation of National Healthcare of Hartselle, Inc. *

3.52	By-Laws of National Healthcare of Hartselle, Inc., as amended *

3.53	Certificate of Incorporation of National Park Cardiology Services, LLC *

3.54	Limited Liability Company Agreement of National Park Cardiology Services, LLC *

3.55	Limited Liability Company Agreement of National Park Family Care, LLC *

3.56	Limited Liability Company Agreement of National Park Family Care, LLC, as amended *

3.57	Certificate of Formation of National Park Physician Services, LLC, as amended *

3.58	Limited Liability Company Agreement of National Park Physician Services, LLC, as amended *

3.59	Certificate of Formation of NPMC Holdings, LLC *

3.60	Limited Liability Company Agreement of NPMC Holdings, LLC *

3.61	Certificate of Formation of NPMC, Home Health, LLC, as amended *

3.62	Limited Liability Company Agreement of NPMC, Home Health, LLC, as amended *

Exhibit
Number	Description
3.63	Certificate of Formation of NPMC, LLC, as amended *

3.64	Limited Liability Company Agreement of NPMC, LLC, as amended *

3.65	Certificate of Formation of Oregon Healthcorp, LLC *

3.66	Limited Liability Company Agreement of Oregon Healthcorp, LLC, as amended *

3.67	Articles of Incorporation of Parkway Medical Clinic, Inc. *

3.68	By-Laws of Parkway Medical Clinic, Inc., as amended *

3.69	Articles of Incorporation of QHG of Jacksonville, Inc. *

3.70	By-Laws of QHG of Jacksonville, Inc., as amended *

3.71	Charter of River Park Hospital, Inc., as amended *

3.72	By-Laws of River Park Hospital, Inc., as amended *

3.73	Articles of Organization of River Park Hospitalists, LLC *

3.74	Operating Agreement of River Park Hospitalists, LLC *

3.75	Certificate of Formation of River Park Physician Group, LLC *

3.76	Limited Liability Company Agreement of River Park Physician Group, LLC *

3.77	Certificate of Formation of Russellville Holdings, LLC, as amended *

3.78	Limited Liability Company Agreement of Russellville Holdings, LLC, as amended *

3.79	Articles of Organization of Sequatchie Valley Urology, LLC *

3.80	Operating Agreement of Sequatchie Valley Urology, LLC *

3.81	Articles of Organization of Southwestern Emergency Department Physician Services, LLC *

3.82	Limited Liability Company Agreement of Southwestern Emergency Department Physician Services, LLC, as amended *

3.83	Certificate of Formation of Southwestern Medical Center, LLC *

3.84	Limited Liability Company Agreement of Southwestern Medical Center, LLC, as amended *

3.85	Articles of Organization of Southwestern Neurosurgery Physicians, LLC *

3.86	Limited Liability Company Agreement of Southwestern Neurosurgery Physicians, LLC *

3.87	Articles of Organization of Southwestern Physician Services, LLC *

3.88	Limited Liability Company Agreement of Southwestern Physician Services, LLC, as amended *

3.89	Certificate of Formation of Southwestern Radiology Affiliates, LLC *

Exhibit
Number	Description
3.90	Limited Liability Company Agreement of Southwestern Radiology Affiliates, LLC *

3.91	Certificate of Incorporation of Southwestern Surgical Affiliates LLC *

3.92	Limited Liability Company Agreement of Southwestern Surgical Affiliates LLC *

3.93	Charter of SP Acquisition Corp., as amended *

3.94	By-Laws of SP Acquisition Corp. *

3.95	Charter of Sparta Hospital Corporation, as amended *

3.96	By-Laws of Sparta Hospital Corporation, as amended *

3.97	Certificate of Formation of St. Mary’s Holdings, LLC *

3.98	Limited Liability Company Agreement of St. Mary’s Holdings, LLC, as amended *

3.99	Certificate of Formation of St. Mary’s Physician Services, LLC, as amended *

3.100	Limited Liability Company Agreement of St. Mary’s Physician Services, LLC, as amended *

3.101	Certificate of Formation of St. Mary’s Real Property, LLC, as amended *

3.102	Limited Liability Company Agreement of St. Mary’s Real Property, LLC, as amended *

3.103	Certificate of Formation of Western Washington Healthcare, LLC *

3.104	Limited Liability Company Agreement of Western Washington Healthcare, LLC *

3.105	Certificate of Formation of Willamette Valley Clinics, LLC, as amended *

3.106	Limited Liability Company Agreement of Willamette Valley Clinics, LLC, as amended *

3.107	Certificate of Formation of Willamette Valley Medical Center, LLC, as amended *

3.108	Limited Liability Company Agreement of Willamette Valley Medical Center, LLC, as amended *

3.109	Certificate of Formation of WPC Holdco, LLC, as amended *

3.110	Limited liability Company Agreement of WPC Holdco, LLC *

3.111	Certificate of Formation of Lawton Surgery Investment Company, LLC, as amended **

3.112	Limited liability Company Agreement of Lawton Surgery Investment Company, LLC **

4.1	Indenture, dated as of June 28, 2010, among Capella Healthcare, Inc., the Guarantors named therein and U.S. Bank National Association, as Trustee *

4.2	Form of 9 1/4% Senior Notes due 2017 (included in Exhibit 4.1) *

4.3	First Supplemental Indenture, dated October 8, 2010, among Southwestern Radiology Affiliates, LLC, Capella Healthcare, Inc. and U.S. Bank National Association, as Trustee *

4.4	Second Supplemental Indenture, dated January 14, 2011, among National Park Family Care, LLC, Capella Healthcare, Inc. and U.S. Bank National Association, as Trustee *

Exhibit
Number	Description
4.5	Registration Rights Agreement, dated as of June 28, 2010, among Capella Healthcare, Inc., the Guarantors party thereto, and Banc of America Securities LLC, as representatives of the initial purchasers named therein *

5	Opinion of Waller Lansden Dortch & Davis, LLP **

10.1	Stock Purchase Agreement, dated as of May 4, 2005, by and among Capella Holdings, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P. and the other investors named therein *

10.2	Supplement No. 1 to the Stock Purchase Agreement, dated as of April , 2007, by and among Capella Holdings, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P. and the other investors named therein *

10.3	Amendment and Supplement No. 2 to the Stock Purchase Agreement, dated as of February 29, 2008, by and among Capella Holdings, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P. and the other investors named therein *

10.4	Stockholders Agreement, dated as of May 4, 2005, by and among Capella Holdings, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P. and the other investors named therein *

10.5	Amendment No. 1 to the Stockholders Agreement, dated as of February 29, 2008, by and among Capella Holdings, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P. and the other investors named therein *

10.6	Registration Rights Agreement, dated as of May 4, 2005, by and among Capella Holdings, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P. and the other investors named therein *

10.7	Professional Services Agreement, dated as of May 4, 2005, between GTCR Golder Rauner II, LLC and Capella Healthcare, Inc. *

10.8	Amendment No. 1 to Professional Services Agreement between GTCR Golder Rauner II, LLC and Capella Healthcare, Inc., dated as of November 30, 2005 *

10.9	Loan and Security Agreement, dated June 28, 2010, by and among Capella Healthcare, Inc. and certain borrowing subsidiaries as Borrowers, certain guarantying subsidiaries as Guarantors, certain financial institutions as Lenders, Bank of America, N.A. as Agent and Collateral Agent, Citibank, N.A. as Syndication Agent, Barclays Bank PLC and General Electric Capital Corporation as Co-Documentation Agents and Bank of America Securities LLC and Citigroup Global Markets Inc. as Co-Lead Arrangers and Co-Book Managers ***

10.10	Form of Joinder to Loan and Security Agreement *

10.11	Senior Management Agreement, dated as of May 4, 2005, by and among Capella Holdings, Inc., Capella Healthcare, Inc. and Daniel S. Slipkovich *

10.12	Amendment No. 1 to Senior Management Agreement, dated as of May 12, 2006, by and among Capella Holdings, Inc., Capella Healthcare, Inc., Daniel S. Slipkovich and GTCR Fund VIII, L.P. *

10.13	Senior Management Agreement, dated as of May 4, 2005, by and among Capella Holdings, Inc., Capella Healthcare, Inc. and James Thomas Anderson *

10.14	Amendment No. 1 to Senior Management Agreement, dated as of May 12, 2006, by and among Capella Holdings, Inc., Capella Healthcare, Inc., James Thomas Anderson and GTCR Fund VIII, L.P. *

Exhibit
Number	Description
10.15	Amendment No. 2 to Senior Management Agreement, dated as of September 1, 2010, by and among Capella Holdings, Inc., Capella Healthcare, Inc., James Thomas Anderson and GTCR Fund VIII, L.P. *

10.16	Senior Management Agreement, dated May 4, 2005, by and among Capella Holdings, Inc., Capella Healthcare, Inc. and David Andrew Slusser *

10.17	Amendment No. 1 to Senior Management Agreement, dated as of May 12, 2006, by and among Capella Holdings, Inc., Capella Healthcare, Inc., David Andrew Slusser and GTCR Fund VIII, L.P. *

10.18	Senior Management Agreement, dated as of October 17, 2005, by and among Capella Holdings, Inc., Capella Healthcare, Inc. and Denise Wilder Warren *

10.19	Amendment No. 1 to Senior Management Agreement, dated as of May 12, 2006, by and among Capella Holdings, Inc., Capella Healthcare, Inc., Denise Wilder Warren and GTCR Fund VIII, L.P. *

10.20	Senior Management Agreement, dated as of May 26, 2009, by and among Capella Holdings, Inc., Capella Healthcare, Inc. and Michael Wiechart *

10.21	Form of Amendment No. 1 to Senior Management Agreement, dated as of , 2011, by and among Capella Holdings, Inc., Capella Healthcare, Inc., Michael Wiechart and GTCR Fund VIII, L.P. **

10.22	Senior Management Agreement, dated November 7, 2005, by and among Capella Holdings, Inc., Capella Healthcare, Inc. and Howard T. Wall, III *

10.23	Amendment No. 1 to Senior Management Agreement, dated May 12, 2006, by and among Capella Holdings, Inc., Capella Healthcare, Inc. and Howard T. Wall, III *

10.24	Confirmation of Departure Terms, effective June 10, 2011, by and among Capella Holdings, Inc., Capella Healthcare, Inc., Howard T. Wall, III and RegionalCare Hospital Partners *

10.25	Capella Holdings, Inc. 2006 Stock Option Plan *

10.26	Capella Holdings, Inc. Deferred Compensation Plan *

10.27	Computer and Data Processing Services Agreement, effective February 21, 2011, by and among HCA-Information Technology & Services, Inc. and Capella Healthcare, Inc.***

10.28	Amendment No. 001 to Computer and Data Processing Services Agreement, effective , 2011, by and among HCA-Information Technology & Services, Inc. and Capella Healthcare, Inc. *

10.29	Lease Agreement, dated April 3, 2007, by and among Muskogee Medical Center Authority, d/b/a Muskogee Regional Medical Center , Muskogee Regional Medical Center, LLC, and Capella Healthcare, Inc. *

10.30	Form of Redemption Agreement *

12	Statement of Computation of Ratio of Earnings to Fixed Charges **

21	Subsidiaries of Registrant *

23.1	Consent of Waller Lansden Dortch & Davis, LLP (included in Exhibit 5) **

23.2	Consent of Ernst & Young LLP **

24	Powers of Attorney (included on signature page) *

Exhibit
Number	Description
25	Statement on Form T-1 as to the eligibility of the Trustee *

99.1	Form of Letter of Transmittal *

99.2	Form of Notice of Guaranteed Delivery *

*	Previously filed.

**	Filed herewith.

***	Previously filed. Certain information has been omitted pursuant to a confidential treatment request filed with the SEC.

          (b) Financial Statement Schedules:
     All schedules are omitted because the required information is either not present, not present in material amounts or presented within the consolidated financial statements included in the prospectus and are incorporated herein by reference.
Item 22. Undertakings.
(a) Each of the undersigned registrants hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

     (5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrants undertake that in a primary offering of securities of the undersigned registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
     (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
     (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(c) Each of the undersigned registrants hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4 within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(d) Each of the undersigned registrants hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, State of Tennessee, as of the 1st day of September, 2011.

CAPELLA HEALTHCARE, INC.
By:	/s/ Daniel S. Slipkovich
Daniel S. Slipkovich
Chief Executive Officer and President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel S. Slipkovich Daniel S. Slipkovich	Chief Executive Officer, President and Director (Principal Executive Officer)	September 1, 2011

/s/ Denise W. Warren Denise W. Warren	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	September 1, 2011

/s/ Steven R. Brumfield Steven R. Brumfield	Vice President and Controller (Principal Accounting Officer)	September 1, 2011

* J. Thomas Anderson	Director	September 1, 2011

* Robert Z. Hensley	Director	September 1, 2011

* David S. Katz	Director	September 1, 2011

* Joseph P. Nolan	Director	September 1, 2011

*	The undersigned, by signing his name thereto, signs and executes this Amendment No. 1 to the Registration Statement on behalf of each of the indicated persons for whom he is attorney-in-fact pursuant to a power of attorney filed with the Securities and Exchange Commission.

By:	/s/ Daniel S. Slipkovich
Daniel S. Slipkovich
Attorney-in-Fact

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, each of the following additional registrants has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, State of Tennessee, on the 1st day of September, 2011.
Capella Holdings of Oklahoma, LLC
Capital Medical Center Holdings, LLC
Capital Medical Center Partner, LLC
CMCH Holdings LLC
Columbia Medical Group — South Pittsburg, Inc.
Columbia Olympia Management, Inc.
Cullman County Medical Clinic, Inc.
Cullman Hospital Corporation
Cullman Surgery Venture Corp.
Farmington Clinic Company, LLC
Farmington Heart & Vascular Center, LLC
Farmington Hospital Corporation
Farmington Missouri Hospital Company, LLC
Grandview Physician Group, LLC
Hartselle Physicians, Inc.
Jacksonville Medical Professional Services, LLC
Jacksonville Surgical and Medical Affiliates, LLC
Lawton Holdings, LLC
Lawton Surgery Investment Company, LLC
Mineral Area Pharmacy and Durable Medical Equipment, LLC
Muskogee Holdings, LLC
Muskogee Medical and Surgical Associates, LLC
Muskogee Physician Group, LLC
Muskogee Regional Medical Center, LLC
National Healthcare of Decatur Inc.
National Healthcare of Hartselle, Inc.
National Park Cardiology Services, LLC
National Park Family Care, LLC
National Park Physician Services, LLC
NPMC Holdings, LLC
NPMC, Home Health, LLC
NPMC, LLC
Oregon Healthcorp, LLC
Parkway Medical Clinic, Inc.
QHG of Jacksonville, Inc.
River Park Hospital, Inc.
River Park Hospitalists, LLC
River Park Physician Group, LLC
Russellville Holdings, LLC
Sequatchie Valley Urology, LLC
Southwestern Emergency Department Physician Services, LLC
Southwestern Medical Center, LLC
Southwestern Neurosurgery Physicians, LLC
Southwestern Physician Services, LLC
Southwestern Radiology Affiliates, LLC
Southwestern Surgical Affiliates LLC
SP Acquisition Corp.
Sparta Hospital Corporation

St. Mary’s Holdings, LLC
St. Mary’s Physician Services, LLC
St. Mary’s Real Property, LLC
Western Washington Healthcare, LLC
Willamette Valley Clinics, LLC
Willamette Valley Medical Center, LLC
WPC Holdco, LLC

By:	/s/ Daniel S. Slipkovich
Daniel S. Slipkovich
Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel S. Slipkovich Daniel S. Slipkovich	Chief Executive Officer and Director or Manager of Each Additional Registrant (Principal Executive Officer)	September 1, 2011

/s/ Denise W. Warren Denise W. Warren	Vice President and Treasurer of Each Additional Registrant (Principal Financial Officer)	September 1, 2011

/s/ Steven R. Brumfield Steven R. Brumfield	Vice President and Controller of Each Additional Registrant (Principal Accounting Officer)	September 1, 2011

EXHIBIT INDEX

Exhibit
Number	Description
3.1	Certificate of Incorporation of Capella Healthcare, Inc. *

3.2	By-Laws of Capella Healthcare, Inc. *

3.3	Certificate of Formation of Capella Holdings of Oklahoma, LLC *

3.4	Limited Liability Company Agreement of Capella Holdings of Oklahoma, LLC *

3.5	Certificate of Formation of Capital Medical Center Holdings, LLC *

3.6	Operating Agreement of Capital Medical Center Holdings, LLC *

3.7	Certificate of Formation of Capital Medical Center Partner, LLC, as amended *

3.8	Limited Liability Company Agreement of Capital Medical Center Partner, LLC *

3.9	Certificate of Formation of CMCH Holdings LLC *

3.10	Limited Liability Company Agreement of CMCH Holdings LLC *

3.11	Charter of Columbia Medical Group — South Pittsburg, Inc. *

3.12	By-Laws of Columbia Medical Group — South Pittsburg, Inc. *

3.13	Certificate of Incorporation of Columbia Olympia Management, Inc. *

3.14	By-Laws of Columbia Olympia Management, Inc. *

3.15	Articles of Incorporation of Cullman County Medical Clinic, Inc., as amended *

3.16	By-Laws of Cullman County Medical Clinic, Inc., as amended *

3.17	Articles of Incorporation of Cullman Hospital Corporation, as amended *

3.18	By-Laws of Cullman Hospital Corporation, as amended *

3.19	Articles of Incorporation of Cullman Surgery Venture Corp. *

3.20	By-Laws of Cullman Surgery Venture Corp., as amended *

3.21	Certificate of Formation of Farmington Clinic Company, LLC *

3.22	Operating Agreement of Farmington Clinic Company, LLC, as amended *

3.23	Certificate of Formation of Farmington Heart & Vascular Center, LLC *

3.24	Operating Agreement of Farmington Heart & Vascular Center, LLC *

3.25	Certificate of Incorporation of Farmington Hospital Corporation *

Exhibit
Number	Description
3.26	By-Laws of Farmington Hospital Corporation, as amended *

3.27	Certificate of Incorporation of Farmington Missouri Hospital Company, LLC *

3.28	Operating Agreement of Farmington Missouri Hospital Company, LLC, as amended *

3.29	Articles of Organization of Grandview Physician Group, LLC, as amended *

3.30	Operating Agreement of Grandview Physician Group, LLC *

3.31	Articles of Incorporation of Hartselle Physicians, Inc. *

3.32	By-Laws of Hartselle Physicians, Inc., as amended *

3.33	Certificate of Formation of Jacksonville Medical Professional Services, LLC, as amended *

3.34	Limited Liability Company Agreement of Jacksonville Medical Professional Services, LLC, as amended *

3.35	Certificate of Formation of Jacksonville Surgical and Medical Affiliates, LLC *

3.36	Limited Liability Company Agreement of Jacksonville Surgical and Medical Affiliates, LLC *

3.37	Certificate of Formation of Lawton Holdings, LLC *

3.38	Limited Liability Company Agreement of Lawton Holdings, LLC *

3.39	Articles of Organization of Mineral Area Pharmacy and Durable Medical Equipment, LLC *

3.40	Operating Agreement of Mineral Area Pharmacy and Durable Medical Equipment, LLC, as amended *

3.41	Certificate of Formation of Muskogee Holdings, LLC *

3.42	Limited Liability Company Agreement of Muskogee Holdings, LLC *

3.43	Certificate of Formation of Muskogee Medical and Surgical Associates, LLC *

3.44	Limited Liability Company Agreement of Muskogee Medical and Surgical Associates, LLC *

3.45	Certificate of Formation of Muskogee Physician Group, LLC *

3.46	Limited Liability Company Agreement of Muskogee Physician Group, LLC *

3.47	Certificate of Formation of Muskogee Regional Medical Center, LLC *

3.48	Limited Liability Company Agreement of Muskogee Regional Medical Center, LLC *

3.49	Certificate of Incorporation of National Healthcare of Decatur Inc. *

3.50	By-Laws of National Healthcare of Decatur Inc., as amended *

3.51	Certificate of Incorporation of National Healthcare of Hartselle, Inc. *

3.52	By-Laws of National Healthcare of Hartselle, Inc., as amended *

Exhibit
Number	Description
3.53	Certificate of Incorporation of National Park Cardiology Services, LLC *

3.54	Limited Liability Company Agreement of National Park Cardiology Services, LLC *

3.55	Limited Liability Company Agreement of National Park Family Care, LLC *

3.56	Limited Liability Company Agreement of National Park Family Care, LLC, as amended *

3.57	Certificate of Formation of National Park Physician Services, LLC, as amended *

3.58	Limited Liability Company Agreement of National Park Physician Services, LLC, as amended *

3.59	Certificate of Formation of NPMC Holdings, LLC *

3.60	Limited Liability Company Agreement of NPMC Holdings, LLC *

3.61	Certificate of Formation of NPMC, Home Health, LLC, as amended *

3.62	Limited Liability Company Agreement of NPMC, Home Health, LLC, as amended *

3.63	Certificate of Formation of NPMC, LLC, as amended *

3.64	Limited Liability Company Agreement of NPMC, LLC, as amended *

3.65	Certificate of Formation of Oregon Healthcorp, LLC *

3.66	Limited Liability Company Agreement of Oregon Healthcorp, LLC, as amended *

3.67	Articles of Incorporation of Parkway Medical Clinic, Inc. *

3.68	By-Laws of Parkway Medical Clinic, Inc., as amended *

3.69	Articles of Incorporation of QHG of Jacksonville, Inc. *

3.70	By-Laws of QHG of Jacksonville, Inc., as amended *

3.71	Charter of River Park Hospital, Inc., as amended *

3.72	By-Laws of River Park Hospital, Inc., as amended *

3.73	Articles of Organization of River Park Hospitalists, LLC *

3.74	Operating Agreement of River Park Hospitalists, LLC *

3.75	Certificate of Formation of River Park Physician Group, LLC *

3.76	Limited Liability Company Agreement of River Park Physician Group, LLC *

3.77	Certificate of Formation of Russellville Holdings, LLC, as amended *

3.78	Limited Liability Company Agreement of Russellville Holdings, LLC, as amended *

3.79	Articles of Organization of Sequatchie Valley Urology, LLC *

Exhibit
Number	Description
3.80	Operating Agreement of Sequatchie Valley Urology, LLC *

3.81	Articles of Organization of Southwestern Emergency Department Physician Services, LLC *

3.82	Limited Liability Company Agreement of Southwestern Emergency Department Physician Services, LLC, as amended *

3.83	Certificate of Formation of Southwestern Medical Center, LLC *

3.84	Limited Liability Company Agreement of Southwestern Medical Center, LLC, as amended *

3.85	Articles of Organization of Southwestern Neurosurgery Physicians, LLC *

3.86	Limited Liability Company Agreement of Southwestern Neurosurgery Physicians, LLC *

3.87	Articles of Organization of Southwestern Physician Services, LLC *

3.88	Limited Liability Company Agreement of Southwestern Physician Services, LLC, as amended *

3.89	Certificate of Formation of Southwestern Radiology Affiliates, LLC *

3.90	Limited Liability Company Agreement of Southwestern Radiology Affiliates, LLC *

3.91	Certificate of Incorporation of Southwestern Surgical Affiliates LLC *

3.92	Limited Liability Company Agreement of Southwestern Surgical Affiliates LLC *

3.93	Charter of SP Acquisition Corp., as amended *

3.94	By-Laws of SP Acquisition Corp. *

3.95	Charter of Sparta Hospital Corporation, as amended *

3.96	By-Laws of Sparta Hospital Corporation, as amended *

3.97	Certificate of Formation of St. Mary’s Holdings, LLC *

3.98	Limited Liability Company Agreement of St. Mary’s Holdings, LLC, as amended *

3.99	Certificate of Formation of St. Mary’s Physician Services, LLC, as amended *

3.100	Limited Liability Company Agreement of St. Mary’s Physician Services, LLC, as amended *

3.101	Certificate of Formation of St. Mary’s Real Property, LLC, as amended *

3.102	Limited Liability Company Agreement of St. Mary’s Real Property, LLC, as amended *

3.103	Certificate of Formation of Western Washington Healthcare, LLC *

3.104	Limited Liability Company Agreement of Western Washington Healthcare, LLC *

3.105	Certificate of Formation of Willamette Valley Clinics, LLC, as amended *

3.106	Limited Liability Company Agreement of Willamette Valley Clinics, LLC, as amended *

Exhibit
Number	Description
3.107	Certificate of Formation of Willamette Valley Medical Center, LLC, as amended *

3.108	Limited Liability Company Agreement of Willamette Valley Medical Center, LLC, as amended *

3.109	Certificate of Formation of WPC Holdco, LLC, as amended *

3.110	Limited liability Company Agreement of WPC Holdco, LLC *

3.111	Certificate of Formation of Lawton Surgery Investment Company, LLC, as amended **

3.112	Limited liability Company Agreement of Lawton Surgery Investment Company, LLC **

4.1	Indenture, dated as of June 28, 2010, among Capella Healthcare, Inc., the Guarantors named therein and U.S. Bank National Association, as Trustee *

4.2	Form of 9 1/4% Senior Notes due 2017 (included in Exhibit 4.1) *

4.3	First Supplemental Indenture, dated October 8, 2010, among Southwestern Radiology Affiliates, LLC, Capella Healthcare, Inc. and U.S. Bank National Association, as Trustee *

4.4	Second Supplemental Indenture, dated January 14, 2011, among National Park Family Care, LLC, Capella Healthcare, Inc. and U.S. Bank National Association, as Trustee *

4.5	Registration Rights Agreement, dated as of June 28, 2010, among Capella Healthcare, Inc., the Guarantors party thereto, and Banc of America Securities LLC, as representatives of the initial purchasers named therein *

5	Opinion of Waller Lansden Dortch & Davis, LLP **

10.1	Stock Purchase Agreement, dated as of May 4, 2005, by and among Capella Holdings, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P. and the other investors named therein *

10.2	Supplement No. 1 to the Stock Purchase Agreement, dated as of April , 2007, by and among Capella Holdings, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P. and the other investors named therein *

10.3	Amendment and Supplement No. 2 to the Stock Purchase Agreement, dated as of February 29, 2008, by and among Capella Holdings, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P. and the other investors named therein *

10.4	Stockholders Agreement, dated as of May 4, 2005, by and among Capella Holdings, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P. and the other investors named therein *

10.5	Amendment No. 1 to the Stockholders Agreement, dated as of February 29, 2008, by and among Capella Holdings, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P. and the other investors named therein *

10.6	Registration Rights Agreement, dated as of May 4, 2005, by and among Capella Holdings, Inc., GTCR Fund VIII, L.P., GTCR Fund VIII/B, L.P., GTCR Co-Invest II, L.P. and the other investors named therein *

10.7	Professional Services Agreement, dated as of May 4, 2005, between GTCR Golder Rauner II, LLC and Capella Healthcare, Inc. *

10.8	Amendment No. 1 to Professional Services Agreement between GTCR Golder Rauner II, LLC and Capella Healthcare, Inc., dated as of November 30, 2005 *

Exhibit
Number	Description
10.9	Loan and Security Agreement, dated June 28, 2010, by and among Capella Healthcare, Inc. and certain borrowing subsidiaries as Borrowers, certain guarantying subsidiaries as Guarantors, certain financial institutions as Lenders, Bank of America, N.A. as Agent and Collateral Agent, Citibank, N.A. as Syndication Agent, Barclays Bank PLC and General Electric Capital Corporation as Co-Documentation Agents and Bank of America Securities LLC and Citigroup Global Markets Inc. as Co-Lead Arrangers and Co-Book Managers ***

10.10	Form of Joinder to Loan and Security Agreement *

10.11	Senior Management Agreement, dated as of May 4, 2005, by and among Capella Holdings, Inc., Capella Healthcare, Inc. and Daniel S. Slipkovich *

10.12	Amendment No. 1 to Senior Management Agreement, dated as of May 12, 2006, by and among Capella Holdings, Inc., Capella Healthcare, Inc., Daniel S. Slipkovich and GTCR Fund VIII, L.P. *

10.13	Senior Management Agreement, dated as of May 4, 2005, by and among Capella Holdings, Inc., Capella Healthcare, Inc. and James Thomas Anderson *

10.14	Amendment No. 1 to Senior Management Agreement, dated as of May 12, 2006, by and among Capella Holdings, Inc., Capella Healthcare, Inc., James Thomas Anderson and GTCR Fund VIII, L.P. *

10.15	Amendment No. 2 to Senior Management Agreement, dated as of September 1, 2010, by and among Capella Holdings, Inc., Capella Healthcare, Inc., James Thomas Anderson and GTCR Fund VIII, L.P. *

10.16	Senior Management Agreement, dated May 4, 2005, by and among Capella Holdings, Inc., Capella Healthcare, Inc. and David Andrew Slusser *

10.17	Amendment No. 1 to Senior Management Agreement, dated as of May 12, 2006, by and among Capella Holdings, Inc., Capella Healthcare, Inc., David Andrew Slusser and GTCR Fund VIII, L.P. *

10.18	Senior Management Agreement, dated as of October 17, 2005, by and among Capella Holdings, Inc., Capella Healthcare, Inc. and Denise Wilder Warren *

10.19	Amendment No. 1 to Senior Management Agreement, dated as of May 12, 2006, by and among Capella Holdings, Inc., Capella Healthcare, Inc., Denise Wilder Warren and GTCR Fund VIII, L.P. *

10.20	Senior Management Agreement, dated as of May 26, 2009, by and among Capella Holdings, Inc., Capella Healthcare, Inc. and Michael Wiechart *

10.21	Form of Amendment No. 1 to Senior Management Agreement, dated as of , 2011, by and among Capella Holdings, Inc., Capella Healthcare, Inc., Michael Wiechart and GTCR Fund VIII, L.P. **

10.22	Senior Management Agreement, dated November 7, 2005, by and among Capella Holdings, Inc., Capella Healthcare, Inc. and Howard T. Wall, III *

10.23	Amendment No. 1 to Senior Management Agreement, dated May 12, 2006, by and among Capella Holdings, Inc., Capella Healthcare, Inc. and Howard T. Wall, III *

10.24	Confirmation of Departure Terms, effective June 10, 2011, by and among Capella Holdings, Inc., Capella Healthcare, Inc., Howard T. Wall, III and RegionalCare Hospital Partners *

10.25	Capella Holdings, Inc. 2006 Stock Option Plan *

10.26	Capella Holdings, Inc. Deferred Compensation Plan *

Exhibit
Number	Description
10.27	Computer and Data Processing Services Agreement, effective February 21, 2011, by and among HCA-Information Technology & Services, Inc. and Capella Healthcare, Inc.***

10.28	Amendment No. 001 to Computer and Data Processing Services Agreement, effective , 2011, by and among HCA-Information Technology & Services, Inc. and Capella Healthcare, Inc. *

10.29	Lease Agreement, dated April 3, 2007, by and among Muskogee Medical Center Authority, d/b/a Muskogee Regional Medical Center , Muskogee Regional Medical Center, LLC, and Capella Healthcare, Inc. *

10.30	Form of Redemption Agreement *

12	Statement of Computation of Ratio of Earnings to Fixed Charges **

21	Subsidiaries of Registrant *

23.1	Consent of Waller Lansden Dortch & Davis, LLP (included in Exhibit 5) **

23.2	Consent of Ernst & Young LLP **

24	Powers of Attorney (included on signature page) *

25	Statement on Form T-1 as to the eligibility of the Trustee *

99.1	Form of Letter of Transmittal *

99.2	Form of Notice of Guaranteed Delivery *

*	Previously filed.

**	Filed herewith.

***	Previously filed. Certain information has been omitted pursuant to a confidential treatment request filed with the SEC.